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FY 2023

PROXY STATEMENT AND ANNUAL REPORT



Dear Fellow Shareholders,

We are pleased to invite you to attend the 2024 Annual Meeting of Shareholders of Jamf Holding Corp. ("Jamf" or the "Company") to be held on Thursday, May 30, 2024, at 8:30 a.m. (CDT). This year's Annual Meeting will once again be conducted virtually, via live audio webcast. We are pleased to provide shareholders with the opportunity to participate in the annual meeting online via the Internet in a virtual-only meeting format to facilitate shareholder attendance and provide a consistent experience to all shareholders regardless of location. The live audio webcast of the Annual Meeting will be accessible at www.virtualshareholdermeeting.com/JAMF2024, where you will also be able to submit questions and vote online. You will be able to vote your shares electronically during the meeting by logging in using the 16-digit control number included in your Notice of Internet Availability of Proxy Materials, on your proxy card, or on the voting instruction form accompanying these proxy materials.

The accompanying Proxy Statement provides information about the matters we will ask you to consider at the Annual Meeting, which are:

1. to elect David Breach, Michael Fosnaugh, Christina Lema, and John Strosahl as Class I directors to serve on the Board of Directors until the 2027 annual meeting of shareholders and until their successors are duly elected and qualified;

2. to approve, by an advisory vote, Jamf's executive compensation (i.e., "say-on-pay" proposal);

3. to ratify the appointment of Ernst & Young LLP as Jamf's independent registered public accounting firm for the year ending December 31, 2024; and

4. to transact other business as may properly come before the meeting or any adjournment of the meeting.

We will provide access to our proxy materials via the Internet at www.proxyvote.com rather than in hard copy. We will mail a notice containing instructions on how to access the accompanying Proxy Statement and our fiscal year 2023 Annual Report on or about April 19, 2024 to all shareholders entitled to vote at the Annual Meeting. Shareholders who prefer a paper copy of the proxy materials may request one on or before May 16, 2024 by following the instructions provided in the notice we will send.

Our Board has set the record date as April 1, 2024. Only shareholders that owned Jamf common stock at the close of business on that day are entitled to notice of and may vote at this meeting or any adjournment or postponement of the meeting.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote. You may vote by proxy over the Internet, by telephone, or by mail by following the instructions on the Notice of Internet Availability of Proxy Materials, proxy card, or voting instructions form, as applicable. Voting by proxy will ensure your representation at the Annual Meeting regardless of whether you attend.

Sincerely,

John R. Strosahl (signature)

John Strosahl

Chief Executive Officer



NOTICE OF 2024 ANNUAL MEETING OF SHAREHOLDERS

The 2024 annual meeting of shareholders of JAMF HOLDING CORP. will be held via the Internet at www.virtualshareholdermeeting.com/JAMF2024 on Thursday, May 30, 2024, at 8:30 a.m. (CDT) for the following purposes:

1. to elect David Breach, Michael Fosnaugh, Christina Lema, and John Strosahl as Class I directors to serve on the Board of Directors until the 2027 annual meeting of shareholders and until their successors are duly elected and qualified;

2. to approve, by an advisory vote, Jamf's executive compensation (i.e., "say-on-pay" proposal);

3. to ratify the appointment of Ernst & Young LLP as Jamf's independent registered public accounting firm for the year ending December 31, 2024; and

4. to transact other business as may properly come before the meeting or any adjournment of the meeting.

A list of shareholders entitled to vote at the meeting will be available for examination by any shareholder for any purpose relevant to the meeting during ordinary business hours for at least ten days prior to May 30, 2024, at 100 Washington Ave S, Suite 1100, Minneapolis, MN 55401, and on the date of the meeting, on the virtual platform for the Annual Meeting at www.virtualshareholdermeeting.com/JAMF2024.

The Proxy Statement is first being delivered to shareholders of record on or about April 19, 2024.

By Order of the Board of Directors

Jeff Lendino
Chief Legal Officer and Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 30, 2024

The notice of annual meeting, the Proxy Statement and our fiscal year 2023 annual report are available on our website at https://ir.jamf.com/. Additionally, in accordance with the SEC rules, you may access our proxy materials free of charge at www.proxyvote.com.

TABLE OF CONTENTS

	Page
COMMONLY ASKED QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING . . .	1
BOARD OF DIRECTORS AND CORPORATE GOVERNANCE	6
PROPOSAL 1 – ELECTION OF DIRECTORS	9
EXECUTIVE OFFICERS	19
COMPENSATION DISCUSSION AND ANALYSIS	21
EXECUTIVE COMPENSATION	31
DIRECTOR COMPENSATION	44
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	45
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT . . .	47
PROPOSAL 2 – ADVISORY VOTE ON JAMF'S EXECUTIVE COMPENSATION (SAY-ON-PAY PROPOSAL)	50
PROPOSAL 3 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	51
AUDIT COMMITTEE REPORT	53
OTHER MATTERS	54
INCORPORATION BY REFERENCE	54
AVAILABILITY OF SEC FILINGS, CODE OF ETHICS AND COMMITTEE CHARTERS	54
WHERE TO FIND ADDITIONAL INFORMATION	54
COST OF PROXY SOLICITATION	54
APPENDIX A	A-1

COMMONLY ASKED QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Q: Why did I receive these materials?

The Board of Directors (the "Board") of Jamf Holding Corp. ("Jamf") is soliciting your proxy to vote at our 2024 Annual Meeting of Shareholders (the "Annual Meeting") (or at any postponement or adjournment of the meeting). Shareholders who own shares of our common stock as of the record date, April 1, 2024 (the "Record Date"), are entitled to vote at the Annual Meeting. You should review these proxy materials carefully as they give important information about the proposals that will be voted on at the Annual Meeting, as well as other important information about Jamf.

Notice of Internet Availability of Proxy Materials. As permitted by Securities and Exchange Commission ("SEC") rules, we are making this Proxy Statement and our Annual Report available to our shareholders electronically via the Internet. The Notice of Internet Availability of Proxy Materials (the "Notice") contains instructions on how to access this Proxy Statement and our Annual Report and how to vote online or by telephone. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your proxy over the Internet or by telephone. If you received the Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Notice.

Householding. The SEC's rules permit us to print an individual's multiple accounts on a single notice or set of annual meeting materials. To take advantage of this opportunity, we have summarized on one Notice or set of annual meeting materials all of the accounts registered with the same tax identification number or duplicate name and address, unless we received contrary instructions from the impacted shareholder prior to the mailing date. Each registered shareholder will, however, continue to receive separate proxy cards. We agree to deliver promptly, upon written or oral request, a separate copy of the Notice or proxy materials, as requested, to any shareholder to which a single copy of those documents was delivered. If you prefer to receive separate copies of the Notice or proxy materials, contact Broadridge Corporate Issuer Solutions, Inc. at 1-866-540-7095 or in writing at Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717. A number of brokerage firms have instituted householding. They will have their own procedures for shareholders who wish to receive individual copies of the proxy materials.

Q: Who will be entitled to vote?

Shareholders who own shares of our common stock as of the Record Date, are entitled to vote at the Annual Meeting. As of the Record Date, Jamf had 128,333,366 shares of common stock outstanding. Holders of shares of common stock are entitled to one vote per share. Cumulative voting is not permitted with respect to the election of directors or any other matter to be considered at the Annual Meeting.

Q: What will I be voting on?

You will be voting on:

1. the election of David Breach, Michael Fosnaugh, Christina Lema, and John Strosahl as Class I directors to serve on the Board until the 2027 Annual Meeting and until their successors are duly elected and qualified;

2. the approval, by an advisory vote, of Jamf's say-on-pay proposal;

3. the ratification of the appointment of Ernst & Young LLP as Jamf's independent registered public accounting firm for the year ending December 31, 2024; and

4. any other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Q: How does the Board recommend I vote on these matters?

The Board recommends you vote:

1. FOR the election of David Breach, Michael Fosnaugh, Christina Lema, and John Strosahl as Class I directors;

2. FOR the approval, by an advisory vote, of Jamf's say-on-pay proposal; and

3. FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2024.

Q: How do I cast my vote?

Beneficial Shareholders. If you hold your shares through a broker, trustee, or other nominee, you are a beneficial shareholder. In order to vote your shares, please refer to the materials forwarded to you by your broker, bank, or other nominee for instructions on how to vote the shares you hold as a beneficial shareholder.

Registered Shareholders. If you hold shares in your own name, you are a registered shareholder and may vote during the virtual Annual Meeting at www.virtualshareholdermeeting.com/JAMF2024. You will need your unique 16-digit control number included on your Notice or proxy card. Only one person will be able to log in with that unique control number at any time. You can also vote by proxy before the Annual Meeting in the following ways:

1. via the Internet at www.proxyvote.com;

2. by telephone by calling 1-800-690-6903; or

3. by signing and returning a proxy card.

Proxies submitted via the Internet or by telephone must be received by 11:59 p.m. (EDT) on May 29, 2024.

Q: Can I access the proxy materials electronically?

Yes. Your Notice, proxy card or voting instruction form will contain instructions on how to:

1. view our proxy materials for the Annual Meeting on the Internet; and

2. instruct us to send our future proxy materials to you electronically by e-mail.

Our proxy materials are also available at www.proxyvote.com and our proxy materials will be available during the voting period starting on April 19, 2024.

Instead of receiving future copies of our proxy statements and annual reports by mail, shareholders of record, and most beneficial owners can elect to receive an email that will provide an electronic link to these documents. Your election to receive future proxy materials by email will remain in effect until you revoke it.

Q: How may I change or revoke my proxy?

Beneficial Shareholders. Beneficial shareholders should contact their broker, trustee, or nominee for instructions on how to change their proxy vote.

Registered Shareholders. Registered shareholders may change their vote or revoke a properly executed proxy at any time before its exercise:

1. via the Internet at www.proxyvote.com;

2. by telephone by calling 1-800-690-6903;

3. by signing and returning a later-dated proxy card; or

4.   by voting at the Annual Meeting.

Q: How can I attend the Annual Meeting?

The Annual Meeting is being held as a virtual-only meeting. If you are a shareholder of record as of the Record Date and have logged in using your 16-digit control number, you may attend, vote, and ask questions virtually at the meeting by logging in at www.virtualshareholdermeeting.com/JAMF2024. The control number is included in the Notice or on your proxy card.

If you are not a shareholder as of the Record Date or do not have a control number, you may listen to the Annual Meeting, but will not be able to ask questions or vote at the meeting.

If you have questions, you may type them into the dialog box provided at any point during the meeting (until the floor is closed to questions). Shareholder questions or comments are welcome, but we will only answer questions pertinent to Annual Meeting matters, subject to time constraints. Questions regarding personal matters and statements of advocacy are not pertinent to Annual Meeting matters and therefore will not be addressed. Questions or comments that are substantially similar may be grouped and answered together to avoid repetition. A webcast replay of the Annual Meeting will also be archived on www.virtualshareholdermeeting.com/JAMF2024.

Q: What if I run into technical issues while trying to access the Annual Meeting?

The virtual meeting platform is supported across browsers and devices running the most updated version of applicable software and plug-ins. Ahead of the Annual Meeting, participants should log in to ensure a strong internet connection and that streaming audio can be heard.

If you encounter technical difficulties with the virtual meeting platform on the meeting day, please call the technical support number that will be posted on the meeting website. Technical support will be available starting at 8:15 a.m. CDT and until the end of the meeting.

Q: Why is the Annual Meeting virtual only?

We have held virtual only annual meetings since our initial public offering, and we are excited to continue using this format to provide ease of access, real-time communication, and cost savings for our shareholders and our company. Hosting a virtual meeting makes it easy for our shareholders to participate from any location around the world.

Q: How many shares must be present to transact business at the Annual Meeting?

A quorum of our shareholders must be present at the Annual Meeting for any business to be conducted. Under our amended and restated bylaws (the "Bylaws"), the holders of a majority in voting power of the outstanding capital stock entitled to vote at the Annual Meeting, present in person or represented by proxy, constitute a quorum. If you authorize a proxy to vote electronically or telephonically, or you sign and return a paper proxy or voting instruction form, your shares will be counted to determine whether a quorum has been established even if you "withhold" your vote or fail to vote on a particular item of business. Abstentions and "broker non-votes" will also be considered present for the purpose of determining whether there is a quorum for the Annual Meeting.

If a quorum is not present or represented by proxy at the scheduled time of the Annual Meeting, the chair of the Annual Meeting or the holders of a majority of the voting power entitled to vote at the Annual Meeting, present in person or represented by proxy and entitled to vote at the meeting, may adjourn the Annual Meeting until a quorum is present or represented by proxy.

Q: What is the voting requirement to approve each of the proposals, and how are the votes counted?

PROPOSAL 1 — ELECTION OF DIRECTORS

A plurality of the votes cast by the shares of common stock present in person or represented by proxy at the meeting and entitled to vote thereon is required to elect each nominee named herein. This means that the four nominees receiving the highest number of votes "FOR" at the Annual Meeting will be elected, even if those votes do not constitute a majority of the votes cast. Votes that are "WITHHELD" with respect to one or more nominees will result in the respective nominee receiving fewer votes, but they will not count as votes against a nominee and will have no effect on the outcome of the election of those nominees because directors are elected by a plurality of the votes cast at the Annual Meeting. If you are a beneficial shareholder, your bank or broker is not permitted to vote your shares on this proposal if voting instructions are not received from you (this is commonly referred to as a "broker non-vote"). Broker non-votes are not considered votes cast and, therefore, will not impact the election of the nominees.

PROPOSAL 2 — NON-BINDING ADVISORY APPROVAL OF THE SAY-ON-PAY PROPOSAL

The affirmative vote of a majority of the voting power of the capital stock present in person or represented by proxy at the meeting and entitled to vote thereon will constitute the shareholders' non-binding approval with respect to the say-on-pay proposal. Although the results will not be binding on the Compensation and Nominating Committee or the Board, the Compensation and Nominating Committee and the Board will consider the results of the shareholder vote when making future decisions regarding executive compensation. Abstentions will be counted as shares present and entitled to vote and therefore will have the same effect as a vote against Proposal 2. The say-on-proposal is not considered a "routine" matter, and therefore, if you are a beneficial shareholder and your bank, broker, or other nominee does not receive instructions from you, they may not vote your shares on your behalf (a "broker non-vote"). Broker non-votes will not be deemed represented at the Annual Meeting for purposes of voting on Proposal 2 and, therefore, will have no effect on Proposal 2.

PROPOSAL 3 — RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The affirmative vote of a majority of the voting power of the capital stock present in person or represented by proxy at the meeting and entitled to vote thereon is required to approve Proposal 3. Abstentions will be counted as present and entitled to vote on Proposal 3 and will therefore have the same effect of a negative vote as a vote against Proposal 3. Since this is a "routine" matter, we do not expect there to be any broker non-votes with respect to the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2024.

Q: When will the results of the vote be announced?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be published in a Current Report on Form 8-K filed with the SEC within four business days of the Annual Meeting.

Q: What is the deadline for submitting a shareholder proposal or director nomination for our Annual Meeting to be held in 2025?

Shareholder proposals pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") for inclusion in Jamf's proxy statement and form of proxy for Jamf's annual meeting of shareholders to be held in 2025 must be received by the Chief Legal Officer and Secretary at Jamf's principal executive offices at 100 Washington Ave S, Suite 1100, Minneapolis, MN 55401, no later than December 20, 2024. Shareholders wishing to make a director nomination or bring a proposal before the annual meeting to be held in 2025 (other than pursuant to Rule 14a-8) must provide written notice of such proposal to the Chief Legal Officer and Secretary at Jamf's principal executive offices no later than the close of business on February 28, 2025 and not earlier than the close of business on January 30, 2025, assuming Jamf does not change the date of the 2025 annual meeting of shareholders by more than 30 days before or after the anniversary of the Annual Meeting. If so, then Jamf's Chief Legal Officer and Secretary must receive the notice no earlier than the close of business on the 120th calendar day prior to the date of the 2025 annual meeting of shareholders and not later than the close of business on the later of the 10th calendar day following the day on which public announcement of the date of 2025 annual meeting of shareholders is first made by Jamf or the 90th calendar day prior to the date of the 2025 annual meeting. Any shareholder proposal or director nomination must comply with the other provisions of Jamf's Bylaws and be submitted in writing to the Chief Legal Officer and Secretary at Jamf's principal executive offices.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the requirements set forth in Rule 14a-19 of the Exchange Act (the universal proxy rules), shareholders who intend to solicit proxies in support of director nominees, other than the Board's nominees, must also provide written notice to the Chief Legal Officer and Secretary that sets forth the information required by Rule 14a-19(b) of the Exchange Act. Such notice must be postmarked or transmitted electronically to Jamf at its principal executive offices, no later than March 31, 2025.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Our business and affairs are managed under the direction of our Board, which is currently composed of eleven directors. Our Second Amended and Restated Certificate of Incorporation (our "Certificate") provides that the authorized number of directors may be changed only by resolution of our Board. Our Certificate also provides that our Board be divided into three classes of directors, with the classes as nearly equal in number as possible. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the class whose term is then expiring.

The following table sets forth the director class, name, age as of April 1, 2024, and other information for each member of our Board:

Name	Class	Age	Position	Director Since	Current Term Expires	Expiration of Term For Which Nominated
David Breach	I	57	Director	2020	2024	2027
Michael Fosnaugh	I	45	Chairman	2017	2024	2027
Christina Lema	I	43	Director	2020	2024	2027
John Strosahl	I	57	Chief Executive Officer and Director	2023	2024	2027
Virginia Gambale	II	64	Director	2021	2025	
Charles Guan	II	37	Director	2017	2025	
Dean Hager	II	57	Director	2017	2025	
Martin Taylor	II	54	Director	2017	2025	
Andre Durand	III	56	Director	2017	2026	
Kevin Klausmeyer	III	65	Director	2019	2026	
Vina Leite	III	54	Director	2021	2026	

We believe that in order for our Board to effectively guide us to long-term sustainable and dependable performance, it should be composed of individuals with sophistication and experience in the many disciplines that impact our business. In order to best serve our shareholders, we seek to have a Board, as a whole, that is competent in key corporate disciplines, including accounting and financial acumen, business judgment, crisis management, governance, leadership, people management, risk management, social responsibility and reputational issues, and strategic planning. Additionally, we desire that the Board have specific knowledge related to our industry, such as expertise in software and technology. The Compensation and Nominating Committee believes that all directors must, at a minimum, meet the criteria set forth in the Board's Code of Ethics and the Corporate Governance Guidelines, which specify, among other things, that the Compensation and Nominating Committee will consider criteria such as independence, diversity, age, skills, and experience in the context of the needs of the Board. In addressing issues of diversity in particular, the Compensation and Nominating Committee considers a nominee's differences in gender, ethnicity, tenure, skills, and qualifications. The Compensation and Nominating Committee believes that diversity of backgrounds and viewpoints is a key attribute for a director nominee. While we do not have a formal policy on diversity, when considering the selection of director nominees, the Compensation and Nominating Committee considers individuals with diverse backgrounds, viewpoints, accomplishments, cultural background, and professional expertise, among other factors. Further, our Board is committed to actively seeking highly qualified women and individuals from underrepresented minority groups to include in the pool from which new candidates are selected. The Compensation and Nominating Committee also will consider a combination of factors for each director, including: (a) the nominee's ability to represent all shareholders without a conflict of interest; (b) the nominee's ability to work in and promote a productive environment; (c) whether the nominee has sufficient time and willingness to fulfill the substantial duties and responsibilities of a director; (d) whether the nominee has demonstrated the high level of character, ethics, and integrity expected by the Company; (e) whether the nominee possesses the broad professional and leadership experience and skills necessary to effectively respond to the complex issues encountered by a publicly-traded company; and (f) the nominee's ability to apply sound and independent business judgment.

The Compensation and Nominating Committee has determined that all of our directors meet the criteria and qualifications set forth in our Code of Ethics, our Corporate Governance Guidelines, and the criteria set forth above for director nominees. Moreover, each director possesses the following critical personal qualities and attributes that we believe are essential for the proper functioning of the Board to allow it to fulfill its duties for our shareholders: accountability, ethical leadership, governance, integrity, risk management, and sound business judgment. In addition, our directors have the confidence to assess and challenge the way things are done and recommend alternative solutions; a keen awareness of our business and social realities of the environment in which we operate; the independence and high performance standards necessary to fulfill the Board's oversight function; and the humility, professional maturity, and style to interface openly and constructively with other directors. Finally, the director biographies below include a non-exclusive list of other key experiences and qualifications that further qualify each director to serve on the Board. These collective qualities, skills, experiences, and attributes are essential to our Board's ability to exercise its oversight function for Jamf and its shareholders, and guide the long-term sustainable, dependable performance of Jamf.

Subject to any earlier resignation or removal in accordance with the terms of our Certificate, our Class I directors will serve until the Annual Meeting, and each of them is standing for election in connection therewith. Our Class II directors will serve until our 2025 meeting of shareholders, and our Class III directors will serve until our 2026 meeting of shareholders. In addition, our Certificate provides that our directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon, voting together as a single class for so long as Vista Equity Partners ("Vista") holds in the aggregate (directly or indirectly) 40% or more of voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors ("Voting Stock"). If Vista no longer holds in the aggregate (directly or indirectly) 40% or more of our Voting Stock, then our directors may be removed only for cause upon the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of stock entitled to vote thereon. In addition, our Bylaws provide that a majority of the directors nominated or designated for nomination by Vista may designate the Chair of the Board for so long as Vista beneficially owns at least 30% or more of the voting power of the Voting Stock.

Director Nomination Agreement

In connection with our initial public offering (our "IPO"), we entered into a director nomination agreement (as amended and restated, the "Director Nomination Agreement") with Vista that provides Vista the right to designate nominees for election to our Board for so long as Vista beneficially owns 5% or more of the total number of shares of our common stock that it owned immediately prior to the completion of our IPO. Vista may also assign its designation rights under the Director Nomination Agreement to an affiliate. The Director Nomination Agreement specifically provides Vista the right to designate: (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock beneficially owned by Vista immediately prior to the completion of our IPO, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in the Company's capitalization (such amount of shares, as adjusted, the "Original Amount"); (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the Original Amount; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the Original Amount; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the Original Amount; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the Original Amount. In each case, Vista's nominees must comply with applicable law and stock exchange rules, as well as our Corporate Governance Guidelines. In addition, Vista is entitled to designate the replacement for any of its Board designees whose service terminates prior to the end of the director's term regardless of Vista's beneficial ownership at such time. Vista also has the right to have its designees participate on committees of our Board proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules, as well as our Corporate Governance Guidelines. The Director

Nomination Agreement also prohibits us from increasing or decreasing the size of our Board without the prior written consent of Vista. This agreement will terminate at such time as Vista owns less than 5% of the Original Amount.

Shareholder Recommendations for Director Nominees

The Compensation and Nominating Committee will consider shareholder nominations for membership on the Board. For the 2025 annual meeting of shareholders, nominations may be submitted to Jamf Holding Corp., 100 Washington Ave S, Suite 1100, Minneapolis, MN 55401, Attn: Chief Legal Officer and Secretary, and such nominations will then be forwarded to the Chair of the Compensation and Nominating Committee. Recommendations must be in writing and must comply with the timing and other requirements set forth in our Bylaws and under Rule 14a-19(b) of the Exchange Act, if applicable, described in the section entitled "Commonly Asked Questions and Answers About the Annual Meeting — Q: What is the deadline for submitting a shareholder proposal or director nomination for our Annual Meeting to be held in 2025?".

When filling a vacancy on the Board, the Compensation and Nominating Committee identifies the desired skills and experience of a new director and nominates individuals who it believes can strengthen the Board's capabilities and further diversify the collective experience and backgrounds represented by the then-current directors. The Compensation and Nominating Committee may engage third parties to assist in the search and provide recommendations. Also, directors are generally asked to recommend candidates for the position. The candidates are then evaluated based on the process outlined in our Corporate Governance Guidelines and the Compensation and Nominating Committee charter, and the same process is used for all candidates, including candidates recommended by shareholders.

PROPOSAL 1 — ELECTION OF DIRECTORS

Our Board recommends that the nominees below be elected as members of the Board at the Annual Meeting.

Name	Class	Age	Position	Director Since	Current Term Expires	Expiration of Term For Which Nominated
David Breach	I	57	Director	2020	2024	2027
Michael Fosnaugh	I	45	Director	2017	2024	2027
Christina Lema	I	43	Director	2020	2024	2027
John Strosahl	I	57	Director	2023	2024	2027

Each nominee was recommended for election by the Compensation and Nominating Committee for consideration by the Board and our shareholders. Each nominee has also consented to be named in this Proxy Statement and has agreed to serve if elected. If, before the Annual Meeting, any nominee becomes unable to serve, or chooses not to serve, the Board may nominate a substitute. In the event a substitute is nominated, the persons named as proxies on the proxy card will vote for the substitute. Alternatively, the Board may either let the vacancy remain unfilled until an appropriate candidate is identified or reduce the size of the Board to eliminate the unfilled seat.

The Board Recommends that you vote "FOR" each of the director nominees.

Director Nominees to Serve for a Three-Year Term Expiring at the 2027 Annual Meeting:

David Breach has served on our Board since July 2020. Mr. Breach joined Vista in 2014 and is Vista's President and Chief Operating Officer. He currently sits on Vista's Executive Committee, the firm's governing and decision-making body for matters affecting its overall management and strategic direction, as well as Vista's Private Equity Management and Private Equity Funds' Investment Committees. Mr. Breach also sits on the boards of Vista portfolio companies EagleView Technology Corporation, Solera Holdings, Inc., and STATS LLC (d/b/a STATS Perform). Mr. Breach previously served on the boards of DealerSocket, Inc., Mediaocean LLC, Vertafore, Inc., Ping Identity Holding Corp., prior to its take private transaction in October 2022, Datto Holding Corp., prior to its take private transaction in June 2022, and Cvent Holding Corp., prior to its take private transaction in June 2023. Prior to joining Vista, Mr. Breach worked as a senior corporate partner with the law firm Kirkland & Ellis LLP from 2000 to 2014, where his practice focused on the representation of private equity funds in all aspects of their business. While at Kirkland & Ellis LLP, Mr. Breach was a member of its 15-person global executive management committee and was a founding partner of its San Francisco office. During Mr. Breach's tenure, Kirkland & Ellis LLP's Northern California practice grew to over 250 employees. Mr. Breach received a bachelor of business administration in marketing from Eastern Michigan University and received a J.D. from the University of Michigan, magna cum laude, Order of the Coif. Mr. Breach is currently a member of the State Bars of California, Illinois and Michigan. The Board believes that Mr. Breach's extensive experience in the areas of corporate strategy, private equity and firm governance, as well as his experience on the boards of other companies, make him a valuable member of our Board.

Michael Fosnaugh has served on our Board since September 2017 and currently serves as the Chair of our Board. Mr. Fosnaugh is a Senior Managing Director at Vista. Mr. Fosnaugh is Co-Head of the Chicago office, is the Co-Head of Vista's Flagship Fund, and is a member of the Executive Committee and the Flagship Funds' Investment Committee. Mr. Fosnaugh was actively involved in Vista's investments in Advicent, Forcepoint, Mediaocean, MRI Software, Numerator, SirsiDynix, Sunquest Information Systems, Websense and Zywave. Prior to joining Vista in 2005, Mr. Fosnaugh worked in the Technology, Media & Telecommunications group at SG Cowen & Co., a financial firm, where he focused on the software, services and financial technology sectors. While at SG Cowen, Mr. Fosnaugh advised clients on buy-side and sell-side transactions, public and private equity financings and other strategic advisory initiatives. Mr. Fosnaugh currently serves on the boards of Integral Ad Science Holding Corp. (NASDAQ: IAS), and several of Vista's private portfolio companies, including Acquia Inc., Alegeus Technologies Holdings Corp., Applause App Quality, Inc., CentralSquare Technologies, LLC, EAB Global Inc., EngageSmart, Inc., Greenway

Health, LLC, KnowBe4, Inc., PlanSource Benefits Administration, Inc., Securonix, Inc., SmartBear Software, Inc., STATS LLC (d/b/a STATS Perform), and TripleLift Inc. Mr. Fosnaugh also previously served on the Board of Ping Identity Holding Corp., prior to its take private transaction in October 2022. Mr. Fosnaugh received a bachelor's degree, cum laude, in economics from Harvard College. The Board believes that Mr. Fosnaugh's extensive experience in the areas of corporate strategy, technology, finance, marketing, business transactions and software investments, as well as his experience working with other technology and software companies, make him a valuable member of our Board.

Christina Lema has served on our Board since November 2020. Ms. Lema has been with Vista since February 2012 and currently serves as Vista's Deputy Chief Legal Officer. She also serves as a member of Vista's Private Equity Management Committee, the firm's governing and decision-making body for the overall management of Vista's private equity platform. Ms. Lema currently serves on the board of directors of Integral Ad Science Holding Corp. (NASDAQ: IAS), Greenway Health, Mindbody, Inc., and TripleLift, Inc. Ms. Lema also previously served on the board of Datto Holding Corp., prior to its take private transaction in June 2022. Ms. Lema earned a bachelor's degree in Economics and Spanish from the University of Pennsylvania and a J.D. from the Columbia University School of Law. Ms. Lema is currently a member of the State Bar of California. The Board believes that Ms. Lema's expertise in legal matters and experience working with similar companies, as well as her experience on the boards of other companies, make her a valuable member of our Board.

John Strosahl has served as our Chief Executive Officer and as a member of our Board since September 2023. Before assuming his current role, Mr. Strosahl served as our Chief Operating Officer from January 2020 to September 2023, our President from January 2022 to September 2023, and our Chief Revenue Officer from October 2015 until January 2020. Prior to joining Jamf, Mr. Strosahl was a Vice President at eBay Inc. from November 2013 until October 2015. Prior to joining eBay, Mr. Strosahl held various executive roles at Digital River, Inc., a global e-commerce company. Mr. Strosahl holds a bachelor's degree from Illinois Wesleyan University and a master's degree from the University of Illinois at Chicago. The Board believes that Mr. Strosahl's executive leadership, global business development experience and deep understanding of our business as Chief Executive Officer make him a valuable member of our Board.

Continuing Directors

Andre Durand has served on our Board since November 2017. Mr. Durand is the founder and the Chief Executive Officer of Ping Identity Corporation. Mr. Durand was a director at Ping Identity Corporation's parent company, Ping Identity Holding Corp., until its take private transaction in October 2022. In addition to Ping Identity, Mr. Durand founded the identity industry conference Identiverse, and prior to that he founded Jabber, Inc., a messaging platform acquired by Cisco Systems, Inc. in 2008. Mr. Durand has bachelor's degrees in biology and economics from the University of California at Santa Barbara. The Board believes that Mr. Durand's extensive knowledge of technology business and strategy, as well as his experience in the security industry through his leadership role as the Chief Executive Officer of Ping Identity Corporation, make him a valuable member of our Board.

Virginia Gambale has served on our Board since May 2021. Ms. Gambale is Managing Partner of Azimuth Partners LLC, a technology advisory firm facilitating the growth and adoption of emerging technologies for financial services, consumer and technology companies. Prior to starting Azimuth Partners in 2003, Ms. Gambale was an Investment Partner at Deutsche Bank Capital and ABS Ventures from 1999 to 2003. Prior to that, Ms. Gambale held the position of Chief Information Officer at Bankers Trust Alex Brown and Merrill Lynch. Ms. Gambale also currently serves on the boards of directors of Nutanix, Inc. (NASDAQ: NTNX), FD Technologies plc (formerly known as First Derivatives plc) (LSE:FDP.L), Virtu Financial, Inc. (NASDAQ: VIRT), 10x Banking Technology Services Ltd., and Avellino Lab USA, Inc. Ms. Gambale also previously served on numerous international public and private boards, including Core BTS, Regis Corporation, JetBlue Airways, Piper Jaffray, Workbrain, Synchronoss Technologies, and IQ Financial, among others. Ms. Gambale holds a B.S. from New York Institute of Technology-Old Westbury. The Board believes that Ms. Gambale's previous experience in senior leadership positions in finance and technology and previous services on the boards of other public companies makes her a valuable member of our Board.

Charles Guan has served on our Board since September 2017. Mr. Guan is a Vice President at Vista. Mr. Guan joined Vista in 2009 and currently serves on the boards of STATS LLC (d/b/a STATS Perform) and TripleLift, Inc. Mr. Guan also leads strategic initiatives to help grow the Vista Flagship Fund platform, including in the areas of sourcing, investment and diligence process, portfolio management and operations, monetization strategy, fundraising, and team development. Mr. Guan received a bachelor's degree in biomechanical engineering from Stanford University. The Board believes that Mr. Guan's experience with a variety of Vista's private equity technology companies make him a valuable member of our Board.

Dean Hager has served on our Board since November 2017. Mr. Hager previously served as the Chief Executive Officer of Jamf from 2015 until his retirement in September 2023. Prior to Jamf, Mr. Hager was the Chief Executive Officer of Kroll Ontrack, a market leader in providing data recovery and e-discovery solutions, from January 2012 until May 2014. Prior to this, Mr. Hager worked at Lawson Software, a publicly-traded software company which was acquired by Infor, where he held various executive roles, and he also worked at IBM. Mr. Hager holds a bachelor's degree in computer science and mathematics from St. Cloud State University and a master's degree in management from St. Mary's University. The Board believes that Mr. Hager's experience as our former Chief Executive Officer, his executive experience at other software companies, and his experience as an executive at a publicly traded company make him a valuable member of our Board.

Kevin Klausmeyer has served on our Board since November 2019 and currently serves as the chair of our Audit Committee. Prior to this, Mr. Klausmeyer served on the Hortonworks board from August 2014 until it merged with Cloudera, Inc. in January 2019, where he was a member of its board of directors until its take private transaction in October 2021. In addition, Mr. Klausmeyer served on the board of directors at KnowBe4, Inc. until its take private transaction in February 2023. In addition, Mr. Klausmeyer served on the board of directors of Callidus Software Inc., a provider of SaaS sales and marketing automation solutions, from April 2013 until its acquisition by SAP SE in April 2018. From April 2013 to October 2013, Mr. Klausmeyer served on the board of directors of Sourcefire, Inc., a provider of network security solutions (acquired by Cisco Systems, Inc.). From July 2003 to September 2012, Mr. Klausmeyer served on the board of directors of Quest Software, Inc., a software company that was acquired by Dell Inc. From July 2006 to February 2011, Mr. Klausmeyer served as the Chief Financial Officer of The Planet, Inc., a pioneer in the infrastructure-as-a-service market, which was acquired by SoftLayer Technologies, Inc. (a company later acquired by IBM). Mr. Klausmeyer holds a bachelor of business administration in accounting from the University of Texas. The Board believes that Mr. Klausmeyer's experience on other public technology companies' boards and his executive leadership roles at technology companies make him a valuable member of our Board.

Vina Leite has served on our Board since May 2021 and currently serves as the Chair of our Compensation and Nominating Committee. Ms. Leite has been the Chief People Officer at GoodRx (NASDAQ: GDRX), a leading consumer-focused digital healthcare platform, since 2022. From 2019 until 2022, Ms. Leite was the Chief People Officer at The Trade Desk (NASDAQ: TTD), a publicly traded technology company that empowers digital ad buyers to purchase data-driven digital advertising campaigns. From 2016 until 2019, Ms. Leite was the Chief People Officer of the cybersecurity firm Cylance Inc., where she led that company through rapid growth and succeeded in obtaining recognition for Cylance as one of the great places to work in Orange County, California. Ms. Leite left Cylance in 2019 when it was acquired by BlackBerry Limited. From 2014 to 2016, Ms. Leite was Senior Vice President and Chief Human Resource Officer at Qlogic. Ms. Leite currently serves on the board of directors of AHEAD and DocGo, Inc. (NASDAQ: DCGO), and previously served on the board of Collectors Universe, Inc. until its take private acquisition in 2021. Ms. Leite is a member of the National Human Resources Association and the Society for Human Resources Management, and is a longstanding supporter of organizations dedicated to helping women and their children, as well as victims of domestic abuse and human trafficking. Ms. Leite earned a bachelor's degree in management at Rhode Island College and a master's degree in Organizational Management from Capella University. Ms. Leite brings extensive experience in human resources strategy and operations in the technology sector at fast-growing companies, has a track record of successfully leading organizations through periods of rapid growth and has a deep understanding of human capital management, which have proved invaluable through her work as an advisor to CEOs and senior executives on a variety of organizational issues and, as a result, brings these competencies to our Board. The Board believes that these competencies make her a valuable member of our Board.

Martin Taylor has served on our Board since September 2017. Mr. Taylor joined Vista in 2006. Mr. Taylor is Co-Head of the Foundation Funds and sits on its Investment Committee. Additionally, Mr. Taylor serves as a member of Vista's Executive Committee, the firm's governing and decision-making body for matters affecting its overall management and strategic direction, and Vista's Private Equity Management Committee, the firm's governing and decision-making body for the overall management of Vista's private equity platform. Mr. Taylor currently sits on the boards of AlertMedia, ARCOS, Critical Start, Integral Ad Science Holding Corp. (NASDAQ: IAS), NAVEX, StarRez., TigerConnect, TRG Screen, TripleLift and Vivid Seats (NASDAQ: SEAT) and has served on numerous other boards during his tenure, including Ping Identity Holding Corp., prior to its take private transaction in October 2022. Previously at Vista, Mr. Taylor was a Managing Director and drove a variety of cross-fund and cross-portfolio initiatives. He was the initial President of Vista Consulting Group, where he was instrumental in building and scaling the Firm's value creation infrastructure, formalizing Vista's portfolio engagement model and developing many of Vista's best practices. Prior to Vista, Mr. Taylor had most recently served as a Corporate Vice President at Microsoft, where he spent over 13 years and managed corporate strategy, sales, product marketing and various segment-focused teams in North America and Latin America during that time. Mr. Taylor also served as Chief of Staff and Director of Business Strategy, working directly for Microsoft Chief Executive Officer Steve Ballmer, whom he assisted with strategic projects and long-term planning for the corporation. Outside of Vista, Mr. Taylor is passionate about advancing access and creating opportunities for those who have traditionally been underrepresented across the business community. He sits on Milken Institute's Executive Council for Diversity, Equity and Inclusion in Asset Management and The University of Texas President's Austin Innovation Board that supports efforts to unlock student potential through experiential learning and strong college-to-career programming. Mr. Taylor attended George Mason University. Mr. Taylor's extensive experience in the areas of corporate strategy, technology, finance, marketing, business transactions and mergers and acquisitions, as well as his experience serving on the boards of other technology and software companies, make him a valuable member of our Board.

Independence Status

The listing standards of the Nasdaq Global Select Market ("Nasdaq") require that, subject to specified exceptions, the board of a listed company be composed of a majority of independent directors, each member of a listed company's Audit Committee and Compensation Committee be independent, and that director nominees be selected or recommended for a board's selection by an independent Nominating Committee or by majority of the independent directors. Audit Committee members are also required to satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act and Compensation Committee members are also required to satisfy independence criteria set forth in Rule 10C-1 under the Exchange Act.

Our Board has affirmatively determined that each of Mses. Gambale, Leite, and Lema and Messrs. Breach, Durand, Fosnaugh, Klausmeyer, Guan, and Taylor meet the requirements to be an independent director under Nasdaq listing standards. In making this determination, our Board considered the review and recommendation of the Compensation and Nominating Committee and its evaluation of the relationships that each non-employee director has with the Company and all other facts and circumstances that the Compensation and Nominating Committee deemed relevant in its review of their independence, including beneficial ownership of our common stock and the business and personal relationships of the directors.

Board Meetings and Committees

For the year ended December 31, 2023, our Board held eight meetings. Our Audit Committee held five meetings during 2023 and our Compensation and Nominating Committee held four meetings during 2023. Directors are expected to attend the annual meeting of shareholders and all or substantially all of the Board meetings and meetings of committees on which they serve. In 2023, each director attended at least 75% of an aggregate of the meetings of the Board during such director's tenure and the total number of meetings held by any of the committees of the Board on which the director served.

Our Board has an Audit Committee and a Compensation and Nominating Committee. The composition, duties, and responsibilities of these committees are as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation and Nominating Committee
David Breach		X
Andre Durand	X	
Michael Fosnaugh		X
Virginia Gambale	X	
Charles Guan		
Dean Hager		
Kevin Klausmeyer	X (Chair)	
Vina Leite		X (Chair)
Christina Lema		
John Strosahl		
Martin Taylor		X

Audit Committee

The Audit Committee is responsible for, among other matters:

1. appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

2. pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

3. reviewing our policies on risk assessment and risk management;

4. reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures, as well as critical accounting policies and practices used by us;

5. reviewing the adequacy of our internal control over financial reporting;

6. establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

7. recommending, based upon the Audit Committee's review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

8. monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

9. preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

10. reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

11. reviewing and discussing with management and our independent registered public accounting firm our earnings releases.

Our Board has affirmatively determined that each of Ms. Gambale and Messrs. Klausmeyer and Durand meets the definition of "independent director" for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and applicable Nasdaq listing standards. In addition, our Board has determined that Mr. Klausmeyer qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K. The written charter for our Audit Committee is available on the investor relations section of our website at https://ir.jamf.com/corporate-governance/governance-highlights. Our website is not part of this Proxy Statement.

Compensation and Nominating Committee

The Compensation and Nominating Committee is responsible for, among other matters:

1. annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

2. evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

3. reviewing and approving the compensation of our other executive officers;

4. appointing, compensating, and overseeing the work of any compensation consultant, legal counsel, or other advisor retained by the compensation committee;

5. conducting the independence assessment outlined in Nasdaq rules with respect to any compensation consultant, legal counsel, or other advisor retained by the compensation committee;

6. annually reviewing, and reassessing the adequacy of the committee charter in its compliance with the listing requirements of the Nasdaq;

7. reviewing and establishing our overall management compensation, philosophy, and policy;

8. overseeing and administering our compensation and similar plans;

9. reviewing and making recommendations to our Board with respect to director compensation;

10. reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

11. developing and recommending to our Board criteria for board and committee membership;

12. subject to the rights of Vista under the Director Nomination Agreement, identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board's committees;

13. developing and recommending to our Board best practices and corporate governance principles;

14. developing and recommending to our Board a set of corporate governance guidelines; and

15. reviewing and recommending to our Board the functions, duties, and compositions of the committees of our Board.

Our Board has affirmatively determined that Ms. Leite and Messrs. Breach, Fosnaugh, and Taylor meet the definition of "independent director" for purposes of serving on a Compensation Committee under Rule 10C-1 of the Exchange Act.

The Board has adopted a written charter for the Compensation and Nominating Committee, which is available on the investor relations section of our website at https://ir.jamf.com/corporate-governance/governance-highlights. Our website is not part of this Proxy Statement.

Board Leadership Structure

The following section describes our Board leadership structure, the reasons why the structure is in place at this time, the roles of various positions, and related key governance practices. Our Board believes the mix of experienced independent directors from outside organizations and who are Vista-affiliated, as well as management directors that make up our Board, along with the role of our Chair and our Board committee composition, benefits Jamf and its shareholders.

Independence; Board Mix

Our Board has an effective mix of independent and management directors. Our Board includes nine independent directors (including our current Chairman Mr. Fosnaugh), as well as our current Chief Executive Officer, John Strosahl and our former Chief Executive Officer, Dean Hager.

Chair / Chief Executive Officer

Our Bylaws provide that that a majority of the directors nominated or designated for nomination by Vista may designate the Chair of the Board for so long as Vista beneficially owns at least 30% or more of our Voting Stock. Mr. Fosnaugh has been our Chair since November 2020. Mr. Fosnaugh has extensive knowledge and experience in a variety of relevant areas acquired through his professional and other experiences, including technology, finance, marketing, business transactions, and mergers and acquisitions. This knowledge and experience gives Mr. Fosnaugh the insight necessary to navigate the responsibilities of strategic development and execution and provide overall guidance to our Chief Executive Officer as to the Board's views and perspectives.

With respect to the roles of Chair of the Board and Chief Executive Officer, the corporate governance guidelines provide that the roles may be separated or combined, and the Board will exercise its discretion in combining or separating these positions as it deems appropriate in light of prevailing circumstances. The roles of Chair of the Board and Chief Executive Officer are currently separated. The Board believes that this structure clarifies the individual roles and responsibilities of Chief Executive Officer and Chair of the Board, streamlines decision-making and enhances accountability. The Board believes that, at this time, separating the roles of Chairman and Chief Executive Officer is the most effective leadership structure because it allows Mr. Strosahl to focus on the management of the Company, day-to-day operations and engaging with external stakeholders, while Mr. Fosnaugh focuses his attention on the broad strategic issues considered by the Board, leveraging his strong public company background to provide strategic guidance and effective oversight of management, engaging with the Chief Executive Officer between Board meetings and providing guidance to Mr. Strosahl.

Performance Evaluation

The Board recognizes that a thorough, constructive evaluation process enhances the Board's effectiveness and is an essential element of good corporate governance. Each year, our Compensation and Nominating Committee conducts a performance evaluation to determine whether the Board, its committees and the directors are functioning effectively. The evaluation process focuses on the contributions to Jamf by the Board and each standing committee of the Board, with an enhanced focus on areas in which the Board or management believes could improve. Written questionnaires solicit feedback on a range of issues, including Board and committee structure and composition; meeting process and dynamics; execution of key responsibilities; interaction with management; interaction with advisors and other parties, such as auditors; and information and resources. Director suggestions for improvements based on evaluation results, as well as to evaluation questionnaires and process, are considered for incorporation for the following year.

Board Diversity Matrix

The table below provides certain highlights of the composition of our Board as of April 1, 2024. Each of the categories listed in the table below has the meaning set forth in Nasdaq Rule 5605(f). To see our Board diversity matrix as of March 30, 2023, see our proxy statement filed with the SEC on April 13, 2023.

Board Diversity Matrix (as of April 1, 2024)

Total Number of Directors	11			
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	3	8	0	0
Part II: Demographic Background				
African American or Black	1	1	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	1	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	1	5	0	0
Two or More Races or Ethnicities	1	1	0	0
LGBTQ+			0	
Did Not Disclose Demographic Background			0	

Insider Trading; Hedging and Pledging Transactions

We have adopted an Insider Trading Policy that is designed to promote compliance with insider trading laws, rules, and regulations, as well as Nasdaq listing standards. Our Insider Trading Policy prohibits the trading of our securities on the basis of material, non-public information (except pursuant to an approved 10b5-1 trading plan), establishes regular blackout periods wherein certain designated employees are prohibited from trading in our securities and required to obtain pre-clearance during open trading periods, and requires that all insider 10b5-1 plans comply with applicable law, including with respect to cooling off periods. Additionally, we encourage our executive officers and directors to adopt 10b5-1 plans. Pursuant to our Insider Trading Policy, we prohibit our employees, directors, and officers from engaging in hedging transactions, including hedging or monetization transaction mechanisms, such as the use of financial instruments (for example, prepaid variable forwards, equity swaps, collars, and exchange funds). Additionally, directors, officers, and other employees are prohibited from holding our securities in a margin account or otherwise pledging our securities as collateral for a loan.

Risk Oversight

Our management team is responsible for the day-to-day management of risks we face, while our Board, assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our Board has the responsibility to ensure the risk management processes our management team has designed and implemented are appropriate and functioning adequately. To that end, our Board believes that open communication between our management team and the Board is essential for effective risk management and oversight. Our Chief Executive Officer and other members of the senior management team attend the meetings of our Board and its committees, as well as such other meetings as the Board or its committees deem appropriate, where, among other topics, they discuss strategy and key risks facing the Company. In this respect, our full Board reviews strategic and operational risk in the context of reports from our management team, and evaluates the risks inherent in significant transactions and events.

Our Board oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, improve long-term organizational performance, and enhance shareholder value. A fundamental part of risk management is not only understanding the most significant risks a company faces and what steps management is taking to manage those risks but also understanding what level of risk is appropriate for a given company. The involvement of our full Board in reviewing our business is an integral aspect of its assessment of the Company's risk profile and also its determination of what constitutes an appropriate level of risk. In connection with its reviews of the operations of our business, our full Board addresses the primary risks associated with our business, such as strategic planning. Our Board appreciates the evolving nature of our business and industry and is actively involved with monitoring new threats and risks as they emerge, especially with respect to cybersecurity, privacy, and information security given the nature of our business.

While our full Board has overall responsibility for risk oversight, our Board committees help fulfill those oversight responsibilities in certain areas of risk. The Audit Committee assists our Board in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance, tax, liquidity risk, cybersecurity, and other financial and audit related risks. The Audit Committee discusses with our management team, along with our independent registered public accounting firm, Ernst & Young LLP, on a quarterly basis, guidelines and policies with respect to risk assessment and risk management, reviews our major financial risk exposures, and evaluates the steps our management team has taken to monitor and control these exposures. Our Audit Committee also monitors certain key risks on a regular basis, such as risk associated with internal control over financial reporting, liquidity risk, the timely detection and mitigation of the effects of cybersecurity threats or incidents to Jamf, and other financial and audit-related risks. Our Compensation and Nominating Committee oversees the design and implementation of our compensation policies and programs and monitors the incentives created by these policies and programs. In addition, our Compensation and Nominating Committee oversees our major corporate governance risks, including through monitoring the effectiveness of the Company's ESG efforts and compliance with our Corporate Governance Guidelines. Our Compensation and Nominating Committee regularly reviews our compensation policies and practices, including the risks created by our compensation plans. We are committed to ensuring our Board and its committees are consistently updated on threats to our business and receive consistent updates on risk mitigation processes.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees, officers, and directors, including those officers responsible for financial reporting. Our Code of Ethics is available on the investor relations section of our website at https://ir.jamf.com/corporate-governance/governance-highlights. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

Compensation Committee Interlocks and Insider Participation

No interlocking relationships exist between the members of our Board and the board or compensation committee of any other company.

Communications by Shareholders and Other Interested Parties with the Board

Shareholders and other interested parties may contact an individual director, the Board as a group, or a specified Board committee or group, including the independent directors as a group, by sending regular mail to:


Jamf Holding Corp.
100 Washington Ave S, Suite 1100
Minneapolis, MN 55401
ATTN: Board of Directors
c/o Chief Legal Officer and Secretary


Each communication should specify which director or directors the communication is addressed to, as well as the general topic of the communication. Jamf will receive the communications and process them before forwarding them to the addressee. Jamf may also refer communications to other departments within

Jamf. Jamf generally will not forward to the directors a communication that is primarily commercial in nature, relates to an improper or irrelevant topic, or requests general information regarding Jamf.

Corporate Responsibility

We recognize the importance of a thoughtful approach to corporate citizenship and sustainability, as we believe operating our business in line with these principles drives long-term value for our stakeholders. We continue to develop our strategies and shape our programs around corporate responsibility. In 2023, we continued our commitment to innovation and responsible business practices through the release of our second Purpose and Impact Report, which provides additional information on our key ESG programs and commitments. Our Purpose and Impact Report is available on the Corporate Responsibility section of our website. Website references in this Proxy Statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference herein. While we believe that our ESG goals align with our long-term growth strategy and financial and operational priorities, they are aspirational and may change, and there can be no assurance that they will be met.

EXECUTIVE OFFICERS

Below is a list of the names, ages, positions, and a brief account of the business experience of the individuals who serve as executive officers of Jamf as of April 1, 2024:

Name	Age	Position
John Strosahl	57	Chief Executive Officer
Liz Benz	45	Chief Sales Officer
Michelle Bucaria	53	Chief People Officer
Ian Goodkind	49	Chief Financial Officer
Linh Lam	41	Chief Information Officer
Jeff Lendino	53	Chief Legal Officer
Beth Tschida	55	Chief Technology Officer
Jason Wudi	45	Chief Innovation Officer

John Strosahl is the Chief Executive Officer and a member of our Board. His biography can be found above under "Director Nominees to Serve for a Three-Year Term Expiring at the 2027 Annual Meeting"

Liz Benz has served as Jamf's Chief Sales Officer since March 2023, and previously served in various sales leadership roles since joining Jamf in 2017, including as Jamf's Senior Vice President of Revenue. Prior to joining Jamf, Ms. Benz held a series of sales leadership roles in the technology space, and she brings over 18 years leading and developing sales teams to her role on Jamf's senior leadership team. Ms. Benz has a B.S. in finance from North Carolina State University and an MBA from The Carlson School of Business at the University of Minnesota.

Michelle Bucaria has served as Chief People Officer at Jamf since May 2022. Prior to joining Jamf, Ms. Bucaria served as the Chief People Officer at PointClickCare from March 2021 until May 2022. Before PointClickCare, Ms. Bucaria was Chief Human Resources Officer at Teladoc Health from February 2018 to January 2021, where she built and scaled the human resource function and developed a people strategy to help scale the business. Prior thereto, Ms. Bucaria spent 25 years at J.P. Morgan Chase, serving in a variety of executive human resources and recruiting roles. Ms. Bucaria's career has been dedicated to collaborating with leaders to grow their businesses through talent acquisition, employee engagement, career development, and diversity and inclusion. With experience overseeing global mergers and acquisitions, Ms. Bucaria has successfully overseen organizational culture integration and has scaled human resource operations. She holds a B.S. in business administration from Boston College.

Ian Goodkind has served as the Chief Financial Officer at Jamf since September 2022. Prior thereto, Mr. Goodkind served as Jamf's Chief Accounting Officer, leading financial accounting, internal audit, tax and treasury functions from November 2019 to September 2022. Prior to joining Jamf, Mr. Goodkind held various accounting and finance leadership roles at The Mosaic Company, a publicly traded crop nutrition company, from 2006 until March 2019, including Corporate Controller (February 2018 to March 2019), Senior Director and Assistant Controller (August 2016 to February 2018), and other director and management positions in financial reporting. Prior to this, Mr. Goodkind held various roles in accounting at Piper Jaffray and KPMG. Mr. Goodkind received his B.S.B.A. in Accounting and Finance from Drake University.

Linh Lam has served as the Chief Information Officer at Jamf since September 2021. Prior to joining Jamf, Ms. Lam was Senior Vice President and Chief Information Officer at ICE Mortgage Technology from September 2018 to September 2020 and Senior Director — Head of Enterprise Applications from July 2017 to September 2020. Prior thereto, Ms. Lam was an information technology leader at Hitachi Data Systems where she led large-scale, global customer relationship management and digital experience transformations that supported the company's transition from a hardware to cloud software and solutions company. Ms. Lam holds a B.A. from Stanford University.

Jeff Lendino has served as the Chief Legal Officer at Jamf since October 2020, and previously served at Jamf as the General Counsel from June 2018 until October 2020. Prior to this, Mr. Lendino was the General Counsel at Vireo Health, Inc. from July 2017 until May 2018. Prior to this, Mr. Lendino held various legal roles from August 1999 until June 2017, including General Counsel, at Kroll Ontrack, a market leader in providing data recovery and e-discovery solutions. Mr. Lendino holds a bachelor's degree from St. John's University (Minnesota) and a J.D. from William Mitchell College of Law.

Beth Tschida has served as the Chief Technology Officer at Jamf since January 2022. Prior to this role, Ms. Tschida served as a Senior Vice President of Engineering from August 2018 until January 2022. Since joining Jamf, Ms. Tschida has rapidly scaled Jamf's global engineering organization and expanded Jamf's product delivery capabilities across its Apple Enterprise Management platform. Prior to joining Jamf, Ms. Tschida spent over 20 years at various Fortune 100 companies, leading technology teams within the financial services industry, with experience in digital transformations, mergers and acquisitions, and internal business systems development. Ms. Tschida has a bachelor's degree from the University of Minnesota, Carlson School of Management.

Jason Wudi has served as the Chief Innovation Officer at Jamf since March 2023. Prior to that, Mr. Wudi served in various roles at Jamf since joining the Company in 2006, including Chief Strategist, Chief Technology Officer, Chief Cultural Officer, and the Director of Services and Support. Prior to his roles at Jamf, Mr. Wudi worked in the information system services department at the University of Wisconsin-Eau Claire. Mr. Wudi holds a bachelor's degree in Information Systems from the University of Wisconsin-Eau Claire.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides an overview of our executive compensation program and the compensation awarded to, earned by, or paid to our Chief Executive Officer ("CEO"), our Chief Financial Officer ("CFO"), our former Chief Executive Officer ("former CEO"), and our three most highly compensated officers (other than our CEO, and CFO) who were serving as executive officers of the Company on December 31, 2023 (who, along with our CEO, former CEO, and CFO, we refer to as our Named Executive Officers ("NEOs")). For 2023, our NEOs are:

Name	Principal Position
John Strosahl[(1)]	Chief Executive Officer and Director
Ian Goodkind	Chief Financial Officer
Linh Lam	Chief Information Officer
Beth Tschida	Chief Technology Officer
Jason Wudi	Chief Innovation Officer
Dean Hager[(2)]	Former Chief Executive Officer and current Director

(1) Mr. Strosahl was appointed CEO, effective September 2, 2023. Previously he had served as our Chief Operating Officer and President.

(2) Mr. Hager retired from his position as CEO, effective September 2, 2023. Mr. Hager has continued serving on our Board following his retirement as CEO.

Business Overview and 2023 Performance Highlights

Below is a summary of key financial and operational performance highlights for 2023:

- Our Annual Recurring Revenue ("ARR"), or the annualized value of all subscription and support and maintenance contracts as of the end of the applicable period, was $588.6 million as of December 31, 2023, an increase of 15% year-over-year.

- Achieved 33% year-over-year growth in security ARR, to $133.8 million as of December 31, 2023, representing 23% of our total ARR.

- Our total revenue was $560.6 million for the year ended December 31, 2023, an increase of 17% year-over-year.

- Our gross profit was $434.5 million for the year ended December 31, 2023, compared to $359.5 million for the year ended December 31, 2022. Our non-GAAP gross profit was $460.1 million for the year ended December 31, 2023, compared to $390.0 million for the year ended December 31, 2022.

- Our operating loss was $115.2 million for the year ended December 31, 2023, compared to operating loss of $138.9 million for the year ended December 31, 2022. Our non-GAAP operating income was $45.4 million for the year ended December 31, 2023, compared to $25.9 million for the year ended December 31, 2022.

- Our cash flow provided by operations was $36.0 million for the year ended December 31, 2023, compared to $90.0 million for the year ended December 31, 2022.

- We successfully executed our CEO transition following Mr. Hager's retirement and Mr. Strosahl's appointment as CEO, effective September 2, 2023. See "— CEO Transition" below.

- We completed our acquisition of Data Jar Ltd.

- We ended the year with 32.3 million devices on our platform.

- We ended 2023 serving more than 75,300 customers.

- We hosted the Jamf Nation User Conference, our annual users conference, to recognize our customers' success, demonstrate multiple new products and innovations, and deliver keynote presentations from industry leaders.

We believe that the efforts of our NEOs were critical to our financial and operational successes in 2023.

GAAP means U.S. generally accepted accounting principles. Non-GAAP gross profit and non-GAAP operating income are non-GAAP measures that exclude the impact of certain items. This non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP measures used by other companies. For more information, including reconciliations of each non-GAAP measure to the applicable GAAP measure, please refer to Appendix A of this Proxy Statement.

CEO Transition

Mr. Hager retired from his position as our CEO, effective September 2, 2023. In connection with Mr. Hager's retirement, we appointed John Strosahl, at that time our Chief Operating Officer and President, to succeed Mr. Hager, effective September 2, 2023. The key terms of the CEO transition are summarized below:

- Following Mr. Hager's retirement date, and subject to his earlier resignation or removal in accordance with the terms of our Bylaws and Certificate, Mr. Hager will continue to serve on our Board of Directors for his current term through the 2025 annual meeting of shareholders (and any successor term thereafter);

- Mr. Hager was eligible to receive his annual bonus payment for the 2023 fiscal year, which bonus payment was pro-rated up to the retirement date and paid in a lump sum pursuant to our general bonus payment policies for executive-level employees;

- So long as Mr. Hager continues to serve on our Board, Mr. Hager will continue to vest in his outstanding equity awards and be eligible to exercise his outstanding option awards, subject to the terms and conditions of our equity plans and applicable award agreements; and

- Mr. Hager reaffirmed his commitment to the restrictive covenants under his then existing employment letter agreement.

2023 Executive Compensation Program Highlights

Highlights of our 2023 executive compensation program include:

- A focus on a total compensation, including base salary and incentive compensation, considered against compensation offered by our peer companies which compete with us for talent;

- An annual cash incentive opportunity contingent on the achievement of corporate financial performance, targeted at a percentage of each executive's base salary, with payout on a sliding scale depending upon the degree to which we achieve our corporate financial goals;

- Equity awards, comprised of restricted stock units ("RSUs"), the values of which rise as our stock price rises, and that align the interests of our executives with those of our shareholders; and

- Competitive benefits that enable our executives to maintain their health and welfare, and to save for their retirement.

Overview of our Executive Compensation Program

Our executive compensation program is designed to help us attract, retain, and incentivize talented executives, to closely align pay with performance, and to align the interests of our NEOs with those of our shareholders. To further these goals, we tie a meaningful portion of our NEOs' compensation to the attainment of key performance goals that we believe will help us attain short- and long-term business objectives and create shareholder value. In addition, we grant equity-based compensation to align the interests of our NEOs with those of our shareholders.

The compensation of our NEOs in 2023 consisted of the following elements:

Compensation Element	Purpose	Features
Base salary	To provide a fair and competitive base level of compensation for services rendered	Fixed annual salary targeted at the 50th percentile of our peer group
Annual Short-Term Incentive Compensation	To motivate and reward for achievements relative to our goals and expectations for each fiscal year	Annual cash incentive opportunity with payment of a targeted amount contingent on achievement of corporate financial results, with payout on a sliding scale depending on over- or under-achievement of corporate financial results
Equity Incentive Compensation	To align executives' interests with those of our shareholders and provide an incentive for our executives to remain with us	RSUs that vest over time, the values of which rise as our stock price rises, and that align the interests of our executives with those of our shareholders, generally targeted at the 50th percentile of our peer group
Other Benefits	To provide market-competitive benefits to enable our executives to maintain their health and welfare, and to save for their retirement	Benefit plans such as medical, dental, and life insurance plans; 401(k) plan; we provide limited executive perquisites and supplemental executive benefits

In addition to our direct compensation elements, the following features of our compensation program are designed to align our executive team with shareholder interests and with market best practices:

What We Do	What We Don't Do
✓ Maintain an industry-specific peer group for benchmarking pay	× Allow hedging or pledging of equity
✓ Target pay based on market norms	× Allow for re-pricing of option awards
✓ Deliver executive compensation primarily through performance-based cash compensation and RSUs that increase in value based on our share performance	× Provide excessive perquisites
✓ Offer market-competitive benefits for executives that are consistent with the rest of our employees	× Provide supplemental executive retirement plans
✓ Align performance goals for the NEOs with those of the employees generally	× Offer dividend equivalents on unearned RSUs
✓ Consult with an independent compensation consultant on compensation levels and practices	× Provide guaranteed incentive payments
✓ Maintain a clawback policy that complies with Nasdaq's new clawback rules promulgated under Section 10D of the Exchange Act and the rules promulgated thereunder	

We believe that these features of our executive compensation program benefit the Company as a whole and serve to increase the alignment of incentives between our NEOs and our shareholders.

Process for Determining NEO Compensation

The Compensation and Nominating Committee

The Compensation and Nominating Committee (or, as used in this Compensation Discussion and Analysis and the compensation tables that follow, the "Committee") oversees our executive compensation program and is responsible for approving the nature and amount of the compensation paid to our NEOs and for generally overseeing our equity compensation plans and awards. As described below, the Committee also works with members of management and obtains advice from an independent compensation consultant in the course of making its compensation decisions.

The Role of Management

Together, our CEO and Chief People Officer ("CPO") typically review the design of our executive compensation program, working with internal resources, as well as our independent compensation consultant. Based on this review, management may recommend modifications to the executive compensation program for the Committee's consideration. In addition, our CEO and CPO provide the Committee with an assessment of the Company performance and individual performance of each NEO (other than themselves). Based on this assessment, our CEO and CPO will make recommendations to the Committee regarding the compensation of such NEOs, including the appropriate split between each of the different elements of compensation. In preparing compensation recommendations, our CEO, CPO, and other members of management involved in the compensation process review market compensation data, consisting of peer group data and other supplementary third-party survey data, and benchmark the compensation for our NEOs against such data.

Independent Compensation Consultant

In connection with the design and oversight of our compensation program, the Committee has retained Radford, an independent compensation consulting firm, to provide advice on a broad range of executive and non-employee director compensation-related matters, including the development of a peer group for compensation-setting purposes, and assistance in determining an approach to both equity-based compensation generally as well as competitive levels of cash and equity compensation for our NEOs and non-employee directors. After consideration of the independence assessment factors provided under the Nasdaq listing standards, it was determined that Radford was independent and that the work it performed during 2023 did not raise any conflicts of interest.

Use of Competitive Market Data and Peer Groups

The Committee directs Radford to provide it with competitive market data and analysis based on a select group of peers and companies and published compensation survey data, as well as current market practices and trends, compensation structures, and peer group compensation ranges. The competitive market data Radford provides is based on a compensation peer group selected and approved by the Committee with input and guidance from Radford and published compensation survey data in cases where there is insufficient data for specific executive positions within the peer group companies. The compensation peer group is comprised of companies that are considered similar to us at the time of selection based on industry, business focus, stage of development, company size, geographic location, and various financial criteria, including revenue and market capitalization.

Based on these criteria, our peer group for 2023, as approved by our Committee, was comprised of the following 22 companies:

Altair Engineering	Dynatrace	PagerDuty	Sprout Social
Appfolio	Elastic	Paylocity	SPS Commerce
Asana	Everbridge	Q2	Varonis Systems
Blackline	Five9	Rapid7	Workiva
Ceridian HCM	nCino	SentinelOne	
Domo	New Relic	Smartsheet	

We believe that the compensation practices of our 2023 peer group provided us with appropriate compensation data for evaluating the competitiveness of the compensation of our NEOs during 2023.

Notwithstanding the similarities of the 2023 peer group to Jamf, due to the nature of our business and our industry, we compete for executive talent with many public companies that are larger and more established than we are or that possess greater resources than we do, and with smaller private companies that may be able to offer greater compensation potential. In 2023, cash compensation for our executive officers was generally targeted at the 50th percentile of our 2023 peer group and long-term equity incentive compensation was generally targeted at the 50th percentile of our 2023 peer group. Although the executive compensation was generally targeted per the above, other criteria may be considered, including market factors, the experience level of the executive and the executive's performance against established company and individual goals, in determining variations to this general target range.

Consideration of Say-On-Pay Advisory Vote

Because we value the opinions of our shareholders, the Board and the Committee will consider the outcome of the most recent and future Say-on-Pay voting results as well as feedback received throughout the year, when making compensation decisions for our executive officers in the future.

Pay Mix

Our Committee oversees the general mix of the elements of our executive compensation programs. It does not target a specific mix of value for the compensation elements within these programs in either the program design or pay decisions. Rather, our Committee reviews the mix of compensation elements to ensure that performance-based compensation is appropriately apportioned to the short-term and long-term to ensure alignment with our business goals, performance and shareholder interests.

Components of Our NEO Compensation Program

Base Salary

Each of our NEOs is paid a base salary. The Committee believes this element of compensation is important because it provides a fixed element of compensation that reflects the individual NEO's skills, experience, and role. Base salaries are established based on a review of peer group data, if available for a particular position, and other third-party data obtained by our independent compensation consultant; internal pay equity; and each NEO's skill set, experience, role, responsibilities, and prior year performance. Such base salaries are reviewed annually, and may be adjusted based on such factors and the recommendations of our CEO and CPO, except with respect to our CEO's own base salary. The Committee sets our CEO's base salary. The table below sets forth the annual base salaries for 2023 for each of our NEOs:

Name	2022 Base Salary ($)	2023 Base Salary ($)	% Change
John Strosahl	325,300	325,300[1]	—
Ian Goodkind	345,000	345,000	—
Linh Lam	306,000	306,000	—
Beth Tschida[2]	—	306,100	
Jason Wudi	300,000	300,000	—
Dean Hager[3]	375,000	375,000	—

(1) Reflects Mr. Strosahl's 2023 base salary prior to his promotion to CEO. Following Mr. Strosahl's promotion to CEO, his base salary was adjusted to $550,000.

(2) Ms. Tschida was not an NEO for 2022.

(3) The amounts shown reflect the annual base salary in effect prior to Mr. Hager's retirement date. Mr. Hager retired from his position as Chief Executive Officer, effective September 2, 2023, and his salary was prorated to his retirement date, as reported in the Summary Compensation Table.

Annual Short-Term Cash Incentive Plan

Our annual short-term cash incentive plan for the 2023 fiscal year (the "2023 ACIP") motivates and rewards our executives for achievements relative to our goals and expectations for each fiscal year. Each NEO has a target cash incentive award opportunity, defined as a percentage of his or her annual base salary (see "— 2023 ACIP NEO Award Targets and Payouts" for each NEO's target percentage). The dominant considerations in evaluating performance under the 2023 ACIP are our financial performance relative to our plan and achievement of corporate objectives for the year; though our Committee may also consider the individual NEO's handling of unplanned events and opportunities, as well as the CEO's input with respect to the performance of our Company and other executives, as appropriate.

Target cash incentive award opportunities are generally determined with respect to the same corporate objectives and formula for all employees eligible to participate under our 2023 ACIP, including our NEOs, and represent a specific percentage of annual base salary.

For each of Messrs. Goodkind, Strosahl, and Wudi and Ms. Lam, their cash incentive award payout was subject to a potential 15% reduction if the Company did not achieve certain objectives for increases in BIPOC representation for each of the general Jamf employee base and Jamf management team. The Committee has included these additional metrics in order to incentivize additional corporate performance goals with respect to inclusion and representation. In addition, for Mr. Hager, his 2023 total cash incentive award opportunity included additional stretch opportunities based on achievement against certain individual Management by Objective ("MBO") goals, as further described below. The Committee has included these additional MBOs for Mr. Hager in order to incentivize additional corporate performance goals.

2023 Performance Targets

The Committee determines the applicable performance metrics and the performance goals for our ACIP on an annual basis, taking into account, among other things, input from management, our annual operating plan and technical roadmap, and performance projections provided by us to the financial investment community. Our performance goals are set to be challenging, yet achievable. The selected performance goals are intended to promote the achievement of short-term business objectives and to support our longer-term business strategy. Accordingly, the Committee decided that payments under the 2023 ACIP would depend on the Company's achievement of ARR and non-GAAP operating income margin targets for 2023 as follows:

Measure	Threshold Value	On-Target Value	Weighting
ARR	$570.0 million	$610.0 million	70%
Non-GAAP operating income margin*	6.2%	7.2%	30%

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* Represents Non-GAAP operating income divided by revenue.

Under the 2023 ACIP, no cash award was payable with respect to a particular measure (ARR or non-GAAP operating income margin) if the percentage achievement was below the threshold (50%) for the applicable target. At threshold attainment, payout begins at 50% of the target bonus. From threshold to target attainment for each performance metric, the payout rate rises linearly from 50% to a maximum of 200% for each performance metric at its applicable weighting percentage.

For Mr. Hager, his 2023 ACIP included an additional $150,000 stretch award opportunity based upon Company achievement against certain MBOs for ARR, non-GAAP operating income, and increases in BIPOC representation for each of the general Jamf employee base and Jamf management. While the Company satisfied the applicable targets under the non-GAAP operating income and BIPOC representation MBOs, the Company did not satisfy the applicable target under the ARR MBO. Accordingly, Mr. Hager did not earn any additional amounts under the stretch award opportunity.

2023 ACIP NEO Award Targets and Payouts

The Committee determined that the Company had achieved ARR performance of $588.6 million and non-GAAP operating income margin performance of approximately 8%, each as described above under "— 2023 Performance Targets." Accordingly, the weighted payout for its executive officers was approximately 93.3% of target. In addition, the applicable BIPOC representation targets under the 2023 ACIP for Messrs. Goodkind, Strosahl, and Wudi and Ms. Lam were satisfied, and, as a result, their payouts were not subject to reduction.

In light of such achievement, the actual cash incentive award amounts under the 2023 ACIP were approved by our Committee and paid to our NEOs, as set forth in the table below.

Named Executive Officer	2023 Target Cash Incentive Award (% of 2023 Base Salary)[1]	2023 Target Cash Incentive Award Opportunity ($)[1]	2023 Actual Cash Incentive Award Payment ($)[1]
John Strosahl	100%	399,790	373,004
Ian Goodkind	75%	258,750	241,414
Linh Lam	50%	153,000	142,749
Beth Tschida	50%	153,050	142,796
Jason Wudi	50%	150,000	139,950
Dean Hager[2][3]	60%	225,000	140,333

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(1) ACIP payouts are prorated based on salary adjustments made across the fiscal year. The cash incentive award opportunity and award amounts are calculated using the NEO's target award percentage multiplied by their eligible base earnings in the calculation period.

(2) In addition, Mr. Hager was eligible to receive an additional stretch cash incentive award opportunity as described above under "— 2023 Performance Targets."

(3) On account of Mr. Hager retirement as CEO, his 2023 ACIP payout was prorated through September 2, 2023. See "— CEO Transition."

Long-Term Equity Incentive Awards

The Committee believes that in order to appropriately incentivize NEOs to create shareholder value, a significant portion of our NEOs' compensation should be in the form of equity-based compensation. Our long-term incentive program is designed to tie compensation realized to stock price performance and encourage retention of key executives. Our long-term incentive program is a key tool in aligning NEO pay with value creation on behalf of shareholders.

2023 Equity Grants

In 2023, the Committee approved the grant of RSUs to each of our NEOs in connection with our annual equity program, as well as a one-time grant to Mr. Strosahl in connection with his promotion to CEO. The RSUs vest ratably over four years from the date of grant based on the NEO's continued employment through each vesting date. The vesting of the RSUs may be accelerated under certain prescribed circumstances. Each RSU corresponds in value to a single share of our common stock. On each vesting date, the number of RSUs that vest will be distributed in an equivalent number of shares of our common stock less any shares utilized to satisfy payroll tax obligations.

The Committee granted RSUs to our NEOs in connection with our annual equity program to align the interests of our NEOs with those of our shareholders (since the value of RSUs is tied to our share performance) and to encourage retention through time-based vesting. In particular, the Committee considers competitive RSU grants to be an effective long-term incentive that drives retention and continuity in our executive management team. The Committee granted additional RSUs to Mr. Strosahl in connection with his promotion to CEO in order to align his compensation with his new role and because the Committee believes that this award provides a compelling incentive for Mr. Strosahl in his leadership of Jamf, and will reward his focus on Jamf's long-term growth strategy.

The Committee set the target grant date equity value of the awards for each NEO based on the factors described above, and in connection with setting such targets the Committee engaged Radford to provide competitive market data and analysis based on a select group of peers and companies and published compensation survey data, as well as information about current market practices and trends. The grant date equity value of the 2023 RSUs granted to each of our NEOs in connection with our annual program, as well as one-time grants is set forth below.

Named Executive Officer	Grant Date	Grant Date Fair Value of Stock Awards ($)[1]
John Strosahl	March 15, 2023	3,249,998
	October 15, 2023	5,999,993
Ian Goodkind	March 15, 2023	2,149,990
Linh Lam	March 15, 2023	1,499,987
Beth Tschida	March 15, 2023	2,149,990
Jason Wudi	March 15, 2023	1,499,987
Dean Hager	March 15, 2023	3,499,982

(1) Amounts represent the grant date fair value of RSUs granted to the NEOs as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718. The assumptions used in calculating grant-date fair value of the RSUs are set forth in Notes 2 and 10 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The amounts reported in this column reflect the accounting cost for these RSUs and do not correspond to the actual economic value that may be received by the NEOs for these RSUs.

Employee Benefits

We maintain a tax-qualified retirement plan that provides all of our full-time U.S. employees, including our NEOs, with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual limits under the Internal Revenue Code of 1986, as amended. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. Employee elective deferrals are 100% vested at all times. We also provide a 3% employer contribution. As a U.S. tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made. Our NEOs participate in our 401(k) plan on the same basis as other eligible employees. We do not maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans that cover our NEOs.

All of our full-time U.S. employees, including our NEOs, are eligible to participate in our health and welfare plans, including medical and dental benefits, life insurance benefits, and short-term and long-term disability insurance. Our NEOs participate in these plans on the same basis as other eligible employees. We do not maintain any supplemental health or welfare plans for our NEOs.

We provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual NEO in the performance of his or her duties, to make him or her more efficient and effective, and for recruitment, motivation or retention purposes.

Change in Control and Severance Benefits

We have entered into letter agreements with each of our current NEOs, which provide for severance payments and benefits in connection with certain terminations of employment. In addition, the stock awards granted to our NEOs would vest in connection with a qualifying termination of employment following a change in control. For more information on the payments and benefits provided to our NEOs in connection with certain terminations or a change in control, see "Potential Payments Upon Termination or Change in Control."

Compensation Risk Assessment

The Committee regularly reviews our compensation policies and practices, including the risks created by our compensation plans, and has concluded that any risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Tax and Accounting Considerations

The Committee considers the tax and accounting consequences of compensation paid under our executive compensation program. However, the Committee believes that its primary responsibility is to maintain an executive compensation program that attracts, retains, and rewards our NEOs. Accordingly, the Committee has paid, and may continue to pay, in its discretion, compensation that is not fully deductible or is limited as to tax deductibility.

Clawback Policy

The adopted a Clawback Policy (the "Clawback Policy") that complies with Nasdaq's new clawback rules promulgated under Section 10D of the Exchange Act and the rules promulgated thereunder. In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any such financial reporting requirement, the Clawback Policy requires that covered executives must reimburse the Company or forfeit any excess incentive-based compensation "received" (as defined under the clawback rules) by such covered executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare the restatement. Executives covered by the Clawback Policy are current and former executive officers, as determined by the Committee in accordance with Section 10D of the Exchange Act and the Nasdaq listing standards. Incentive-based compensation subject to the Clawback Policy includes any cash or equity compensation that is granted, earned or vested based wholly or in part on the attainment of a financial reporting measure. The amount subject to recovery is the excess of the incentive-based compensation received based on the erroneous data over the incentive-based compensation that would have been received had it been based on the restated results. The Clawback Policy will only apply to incentive-based compensation received on or after October 2, 2023.

COMPENSATION COMMITTEE REPORT

The Compensation and Nominating Committee has reviewed and discussed the "Compensation Discussion and Analysis" disclosure with management. Based on this review and discussion, the Compensation and Nominating Committee recommended to our Board that the "Compensation Discussion and Analysis" be included in the Proxy Statement distributed in connection with the Annual Meeting.

The Compensation and Nominating Committee:

Vina Leite, Chair

David Breach

Michael Fosnaugh

Martin Taylor

The information contained in this compensation committee report shall not be deemed to be "soliciting material," "filed" with the SEC, subject to Regulations 14A or 14C of the Exchange Act, or subject to the liabilities of Section 18 of the Exchange Act. No portion of this compensation committee report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that Jamf specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed filed under either the Securities Act or the Exchange Act.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, and paid to our NEOs for 2023 and, if applicable, 2022 and 2021.

Name and principal position	Year	Salary	Bonus	Nonequity Incentive Plan Compensation[1]	Stock Awards[2]	All Other Compensation[3]	Total
John Strosahl, *Chief Executive Officer*[4]	2023	$390,118	—	$373,004	$9,249,991	$13,505	$10,026,618
	2022	$317,522	—	$263,493	$3,253,029	$ 9,267	$ 3,843,311
	2021	$281,994	—	$353,920	$4,965,586	$ 8,817	$ 5,610,317
Ian Goodkind, *Chief Financial Officer*	2023	$345,000	—	$241,414	$2,149,990	$13,505	$ 2,749,909
	2022	$294,216	—	$146,967	$1,384,915	$ 9,267	$ 1,835,365
Linh Lam, *Chief Information Officer*	2023	$306,000	—	$142,749	$1,499,987	$ 9,999	$ 1,958,735
	2022	$304,847	—	$123,463	$2,142,026	$ 9,267	$ 2,579,603
Beth Tschida, *Chief Technology Officer*	2023	$304,924	—	$142,796	$2,149,990	$ 9,999	$ 2,607,709
Jason Wudi, *Chief Innovation Officer*	2023	$300,001	—	$139,950	$1,499,987	$ 9,999	$ 1,949,937
	2022	$299,424	—	$121,267	$2,099,811	$ 9,267	$ 2,529,769
	2021	$280,385	—	$163,327	$4,263,767	$ 8,813	$ 4,716,292
Dean Hager, *Former Chief Executive Officer*[5]	2023	$266,827	—	$140,333	$3,499,982	$41,414	$ 3,948,556
	2022	$375,000	—	$185,250	$3,750,019	$ 9,267	$ 4,319,536
	2021	$375,000	—	$401,730	$7,690,776	$ 8,817	$ 8,476,323

(1) Represents the actual amounts earned by each of our NEOs under the 2023 ACIP as described above under "Compensation Discussion and Analysis — Annual Short-Term Cash Incentive Plan."

(2) Amounts represent the grant date fair value of RSUs granted to the NEOs as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718. The assumptions used in calculating the grant-date fair value of the RSUs are set forth in Notes 2 and 10 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The amounts reported in this column reflect the accounting cost for these RSUs and do not correspond to the actual economic value that may be received by the NEOs for these RSUs.

(3) Included in the "All Other Compensation" column for 2023 were the following items:

Name	Tax Gross-Ups	Employer Contributions to 401(k) Plan	Life Insurance Premiums	Director Fees	Total
John Strosahl	$3,506	$9,900	$99	—	$13,505
Ian Goodkind	$3,506	$9,900	$99	—	$13,505
Linh Lam	—	$9,900	$99	—	$ 9,999
Beth Tschida	—	$9,900	$99	—	$ 9,999
Jason Wudi	—	$9,900	$99	—	$ 9,999
Dean Hager	$6,445	$9,900	$69	$25,000	$41,414

(4) Mr. Strosahl serves on the Board, but is not paid additional compensation for such service. See "Director Compensation."

(5) Mr. Hager retired from his position as CEO, effective September 2, 2023. See "Compensation Discussion and Analysis — CEO Transition."

Grants of Plan-Based Awards Table

The following table sets forth information regarding plan-based awards made to each of our NEOs during 2023.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards[4]
		Threshold ($)[1]	Target ($)[2]	Maximum ($)[2]		
John Strosahl	—	59,969	399,790	799,580		
	3/15/2023				162,744	$3,249,998
	10/15/2023				387,847	$5,999,993
Ian Goodkind	—	38,813	258,750	517,500		
	3/15/2023				107,661	$2,149,990
Linh Lam	—	22,950	153,000	306,000		
	3/15/2023				75,112	$1,499,987
Beth Tschida	—	22,958	153,050	306,100		
	3/15/2023				107,661	$2,149,990
Jason Wudi	—	22,500	150,000	300,000		
	3/15/2023				75,112	$1,499,987
Dean Hager[5]	—	33,750	225,000	450,000		
	—	150,000[6]	150,000[6]	150,000[6]		
	3/15/2023				175,262	$3,499,982

(1) The amounts reported were calculated based on assuming achievement of only the non-GAAP operating income margin metric (30% of the applicable NEO's target cash award percentage) under the general corporate goals of the 2023 ACIP and, for Messrs. Goodkind, Strosahl, and Wudi and Ms. Lam, satisfaction of applicable BIPOC representation targets. See "Compensation Discussion and Analysis — Annual Short-Term Cash Incentive Plan" above for additional details.

(2) Amounts represent the target and maximum annual cash incentive award opportunities for our NEOs under the 2023 ACIP. Cash incentive award amounts are calculated using the NEO's target award percentage multiplied by their eligible base earnings in the calculation period. See "Compensation Discussion and Analysis — Annual Short-Term Cash Incentive Plan" above for additional details. The actual amounts paid to our NEOs under our 2023 ACIP are set forth in the Non-Equity Incentive Plan Compensation of the Summary Compensation Table above.

(3) Amounts represent the number of RSUs granted to our NEOs in 2023. See "Compensation Discussion and Analysis — Long-Term Equity Incentive Awards" above for additional details.

(4) Amounts represent the grant date fair value of RSUs granted to the NEOs as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718. The assumptions used in calculating grant-date fair value of the RSUs are set forth in Notes 2 and 10 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The amounts reported in this column reflect the accounting cost for these RSUs and do not correspond to the actual economic value that may be received by the NEOs for these RSUs.

(5) In connection with Mr. Hager's retirement as CEO, his actual 2023 ACIP payout was prorated through September 2, 2023. The amounts reported above reflect the threshold, target and maximum 2023

ACIP opportunities applicable to Mr. Hager prior to his retirement. See "Compensation Discussion and Analysis — CEO Transition."

(6) See "Compensation Discussion and Analysis — 2023 Performance Targets" above for more information with respect to Mr. Hager's stretch cash incentive award opportunity.

Outstanding Equity Awards at 2023 Fiscal Year End

Name	Grant Date	Option Awards[1]					Stock Awards			
		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)[2]	Market value of shares or units of stock that have not vested ($)[3]	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
John Strosahl	11/21/2017	121,000	—	—	5.49	11/21/2027				
	10/10/2019	123,750	—	—	8.21	10/10/2029				
	6/1/2021						71,591	1,292,933		
	3/15/2022						77,848	1,405,935		
	3/15/2023						162,744	2,939,157		
	10/15/2023						387,847	7,004,517		
Ian Goodkind	11/18/2019	13,292	—	—	8.21	11/18/2029				
	11/18/2019	12,763	—	—	8.21	11/18/2029				
	6/1/2021						23,222	419,389		
	3/15/2022						33,142	598,545		
	3/15/2023						107,661	1,944,358		
Linh Lam	11/1/2021						18,310	330,679		
	3/15/2022						51,261	925,774		
	3/15/2023						75,112	1,356,523		
Beth Tschida	6/1/2021						23,756	429,033		
	3/15/2022						51,277	926,063		
	3/15/2023						107,661	1,944,358		
Jason Wudi	11/21/2017	133,900	—	—	5.49	11/21/2027				
	10/10/2019	74,250	—	—	8.21	10/10/2029				
	6/1/2021						61,472	1,110,184		
	3/15/2022						50,251	907,533		
	3/15/2023						75,112	1,356,523		
Dean Hager[4]	11/21/2017	1,464,939	—	—	5.49	11/21/2027				
	12/10/2019	284,625	—	—	8.70	12/10/2029				
	6/1/2021						110,882	2,002,529		
	3/15/2022						89,742	1,620,741		
	3/15/2023						175,262	3,165,232		

(1) Each stock option was granted pursuant to our 2017 Stock Option Plan (the "2017 Plan").

(2) The RSUs vest over a four-year period, with 25% of the shares to vest on the completion of each one-year anniversary of the vesting commencement date, subject to continuous service. The RSUs will fully vest upon a qualifying termination of employment following a change in control of the Company. See "— Potential Payments Upon Termination or Change in Control" below for additional details.

(3) The amounts reported in this column are equal to the number of RSUs subject to the award multiplied by $18.06, which was the per share closing price of a share of our common stock on December 29, 2023 on the Nasdaq.

(4) Following his retirement, Mr. Hager continues to vest in his outstanding equity awards and is eligible to exercise his vested options so long as he continues serving on our Board. See "Compensation Discussion and Analysis — CEO Transition."

Option Exercises and Stock Vested

The following table shows the stock options that our NEOs exercised during 2023 and stock awards held by our NEOs that vested during 2023.

	Option Awards		Stock Awards	
Named Executive Officer	Number of Shares Acquired on Exercise[1]	Value Realized on Exercise ($)[2]	Number of Shares Acquired on Vesting[3]	Value Realized on Vesting ($)[4]
John Strosahl	—	—	61,746	1,171,221
Ian Goodkind	73,633	1,034,646	22,660	431,958
Linh Lam	—	—	26,242	479,609
Beth Tschida	126,042	1,744,419	28,971	556,417
Jason Wudi	—	—	47,488	896,279
Dean Hager	—	—	85,354	1,610,686

(1) Represents the gross number of shares acquired upon exercise of vested stock options, without taking into account any shares withheld to cover the option exercise price or applicable tax obligations.

(2) The value realized on exercise is calculated by multiplying the (1) number of shares shown in the table by (2) the market value at the time of exercise less the exercise price.

(3) Represents the gross number of shares acquired on vesting of RSUs, without taking into account any shares withheld to satisfy applicable tax obligations.

(4) Represents the value of the vested RSUs calculated by multiplying (1) the number of vested RSUs by (2) the closing price on the date prior to the vesting date.

Pension Benefits and Nonqualified Deferred Compensation

None of our NEOs participated in or received benefits from a pension plan or from a nonqualified deferred compensation plan during 2023 or in any prior year.

Potential Payments Upon Termination or Change in Control

We have employment letter agreements with each of our current NEOs that provide for at-will employment and set forth each NEO's initial annual base salary (subject to adjustment as set forth in "Compensation Discussion and Analysis — Process for Determining NEO Compensation" above), target annual cash incentive award opportunity (subject to adjustment as set forth in "Compensation Discussion and Analysis — Process for Determining NEO Compensation" above), and eligibility to participate in our benefit plans generally. Each NEO is also subject to our standard confidentiality, invention assignment, non-solicit, non-compete, and arbitration agreement.

Under Mr. Strosahl's employment letter agreement, upon a termination of Mr. Strosahl's employment by the Company without Cause or by Mr. Strosahl for Good Reason (as those terms are defined in the employment letter agreement) (each, a "Qualifying Termination") and subject to Mr. Strosahl's execution of a separation and release agreement, Mr. Strosahl would receive or be eligible for (as applicable), in addition to any Accrued Amounts (as defined below): (A) a cash severance payment for the applicable severance period (as described below); (B) amounts due for COBRA continuation coverage for the applicable severance period (as described below) (subject to eligibility); and (C) acceleration of 50% of Mr. Strosahl's then outstanding unvested equity awards that vest based on continued employment or service; provided that, in the event a Qualifying Termination occurs during a Change of Control Period (as discussed further below), (x) the Company would additionally be obligated to pay Mr. Strosahl a prorated bonus for the calendar year that includes the termination date based on deemed achievement of the performance criteria at target levels and (y) 100% of Mr. Strosahl's then outstanding unvested equity awards that vest based on continued employment or service would accelerate and vest as of the termination date. "Accrued Amounts" include (i) any unpaid base salary through the termination date; (ii) any bonus earned but unpaid with respect to the calendar year ending on or preceding the termination date; (iii) any accrued but unused vacation, payable in accordance with the Company's vacation policy as in effect on the termination date; and (iv) reimbursement for any unreimbursed business expenses incurred through the termination date.

Under the employment letter agreements for each of Messrs. Goodkind and Wudi and Ms. Lam, in the event of a Qualifying Termination and subject to the applicable NEO's execution of a separation and release agreement, the NEO would receive or be eligible for (as applicable), in addition to any Accrued Amounts: (A) a cash severance payment for the applicable severance period (as described below); and (B) amounts due for COBRA continuation coverage for the applicable severance period (as described below); provided, that in the event a Qualifying Termination occurs during a Change of Control Period (as discussed further below), (x) the Company would additionally be obligated to pay the NEO a prorated bonus for the calendar year that includes the termination date based on deemed achievement of the performance criteria at target levels and (y) 100% of the NEO's then outstanding unvested equity awards that vest based on continued employment or service would accelerate and vest as of the termination date.

Under Ms. Tschida's employment letter agreement, in the event of a Qualifying Termination and subject to Ms. Tschida's execution of a separation and release agreement, Ms. Tschida would receive a cash severance payment for the applicable severance period (as described below).

The applicable severance periods for our current NEOs are as set forth below:

Named Executive Officer	Severance Period for Qualifying Termination without Change in Control[1]	Severance Period for Qualifying Termination with Change in Control[1]
John Strosahl	12 months	18 months
Ian Goodkind	6 months	12 months
Linh Lam	6 months	12 months
Beth Tschida	12 months	12 months
Jason Wudi	6 months	12 months

(1) The Change of Control Period means the one-year period immediately following a Change of Control and the three-month period immediately preceding a Change of Control. Change of Control has the meaning set forth in the 2020 Plan (as defined below).

Pursuant to terms of the employment letter agreements as described above, the RSUs granted to certain of our NEOs would vest upon a Qualifying Termination.

The amount of compensation and benefits payable to each current NEO under their existing employment agreements in various termination and change in control situations has been estimated in the tables below. Cash severance amounts were calculated based on the NEO's base salary as in effect on December 31, 2023 and the NEO's target 2023 ACIP payout for a qualifying termination with change in control. As applicable, the value of the equity vesting acceleration was calculated for each of the tables below based on the assumption that the change in control and the NEO's employment termination occurred on

December 31, 2023. The per share closing price of the Company's stock on the Nasdaq as of December 29, 2023 was $18.06, which was used as the value of the Company's stock in the change in control. The value of RSU vesting acceleration was calculated by multiplying the number of unvested RSUs subject to vesting acceleration as of December 31, 2023, by the per share closing price of the Company's stock as of December 29, 2023.

The following table describes the potential payments and benefits upon employment termination for Mr. Strosahl, as if his employment terminated as of December 31, 2023.

Executive Benefits and Payment upon Termination	Qualifying Termination Not in Connection with a Change in Control ($)	Qualifying Termination with Change in Control ($)
Compensation:		
Cash Severance	550,000	1,224,790
Acceleration of Equity Awards	6,321,271	12,642,542
Health care continuation	28,792	43,188
Total	6,900,063	13,910,520

The following table describes the potential payments and benefits upon employment termination for Mr. Goodkind, as if his employment terminated as of December 31, 2023.

Executive Benefits and Payment upon Termination	Qualifying Termination Not in Connection with a Change in Control ($)	Qualifying Termination with Change in Control ($)
Compensation:		
Cash Severance	172,500	603,750
Acceleration of Equity Awards	—	2,962,292
Health care continuation	14,352	28,703
Total	186,852	3,594,745

The following table describes the potential payments and benefits upon employment termination for Ms. Lam, as if her employment terminated as of December 31, 2023.

Executive Benefits and Payment upon Termination	Qualifying Termination Not in Connection with a Change in Control ($)	Qualifying Termination with Change in Control ($)
Compensation:		
Cash Severance	153,000	458,500
Acceleration of Equity Awards	—	2,612,976
Health care continuation	3,697	7,394
Total	156,697	3,078,870

The following table describes the potential payments and benefits upon employment termination for Ms. Tschida, as if her employment terminated as of December 31, 2023.

Executive Benefits and Payment upon Termination	Qualifying Termination Not in Connection with a Change in Control ($)	Qualifying Termination with Change in Control ($)
Compensation:		
Cash Severance	306,100	306,100
Acceleration of Equity Awards	—	—
Health care continuation	—	—
Total	306,100	306,100

The following table describes the potential payments and benefits upon employment termination for Mr. Wudi, as if his employment terminated as of December 31, 2023.

Executive Benefits and Payment upon Termination	Qualifying Termination Not in Connection with a Change in Control ($)	Qualifying Termination with Change in Control ($)
Compensation:		
Cash Severance	150,000	450,000
Acceleration of Equity Awards	—	3,374,240
Health care continuation	14,396	28,792
Total	164,396	3,853,032

CEO Transition

Mr. Hager retired from his position as our CEO, effective September 2, 2023. See "Compensation Discussion and Analysis — CEO Transition." In connection with the CEO transition, among other things, (i) Mr. Hager's 2023 ACIP payout was prorated through September 2, 2022 (valued at approximately $225,000 at the target payout), (ii) Mr. Hager was entitled to continue to vest in his outstanding equity awards so long as he continues to serve on our Board (based on the closing price of our common stock on December 29, 2023 of $18.06, the value of Mr. Hager's retained RSU awards eligible for continued vesting through his transition end date was approximately $6.8 million), and (iii) Mr. Hager continues to be eligible to exercise his vested options so long as he continues as a member of our Board (based on the closing price of our common stock on December 29, 2023 of $18.06, less the applicable exercise price, the value of Mr. Hager's retained stock option awards held at December 31, 2023 was approximately $21.1 million).

CEO Pay Ratio

Pursuant to Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the ratio of the annual total compensation of our principal executive officer ("PEO") to the median of the annual total compensation of all of our employees other than our PEO.

Because we have had no changes to our employee population or compensation arrangements that would significantly impact our pay ratio disclosure, the employee representing the median paid employee for 2023 is the same employee selected for 2022.

We had two CEOs who served us during 2023, Mr. Hager our former CEO, and Mr. Strosahl, our current CEO. As permitted under the rules, we chose to use Mr. Hager for the pay ratio calculation because Mr. Hager served as CEO for the majority of the fiscal year. For 2023, the annualized total compensation for Mr. Hager was $4,126,351, and the annual total compensation for our median employee was $100,489, resulting in an estimated pay ratio of approximately 41:1.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our internal records and the methodology described above. The SEC rules for identifying the median

compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Pay Versus Performance

This disclosure has been prepared in accordance with the SEC's pay versus performance rules in Item 402(v) of Regulation S-K ("Item 402(v)") and does not necessarily reflect the value actually realized by the NEOs or how the Committee evaluates compensation decisions in light of Company or individual performance. For discussion of how the Compensation and Nominating Committee seeks to align pay with performance when making compensation decisions, please review the "Compensation Discussion and Analysis" beginning on page 31.

The following tables and related disclosures provide information about (i) the total compensation ("SCT Total") of our principal executive officer ("PEO") and our non-PEO Named Executive Officers (collectively, the "Other NEOs") as presented in the Summary Compensation Table on page 31, (ii) the "compensation actually paid" ("CAP") to our PEO and our Other NEOs, as calculated pursuant to Item 402(v), (iii) certain financial performance measures, and (iv) the relationship of the CAP to those financial performance measures.

							Value of initial fixed $100 investment based on:			
Year	Summary compensation table total for current PEO(1)	Summary compensation table total for former PEO(2)	Compensation actually paid to current PEO(1)(3)(8)	Compensation actually paid to former PEO(2)(3)(8)	Average summary compensation table total for non-PEO NEOs(4)	Average compensation actually paid to non-PEO NEOs(4)(3)(8)	Total shareholder return(5)	Peer group total shareholder return(5)	Net income (in millions)(6)	ARR (in millions)(7)
2023	$10,026,618	$3,948,556	$10,084,908	$ 2,743,264	$2,316,573	$1,803,530	$46.07	$190.86	$(110.1)	$588.6
2022		$4,319,536		$20,138,596	$2,710,211	$3,135,587	$54.34	$120.92	$(141.3)	$512.5
2021		$8,476,323		$10,597,836	$5,046,446	$5,759,561	$96.96	$168.40	$ (75.2)	$412.5
2020		$ 765,208		$(4,831,435)	$ 588,881	$ (443,390)	$76.33	$125.18	$ (24.1)	$285.3

(1) Mr. Strosahl was our PEO from September 2, 2023-December 31, 2023.

(2) Mr. Hager was our PEO for the fiscal years ended December 31, 2020, 2021 and 2022 and from January 1, 2023-September 2, 2023.

(3) In calculating the 'compensation actually paid' amounts reflected in these columns, the fair value or change in fair value, as applicable, of the equity award adjustments included in such calculations was computed in accordance with FASB ASC Topic 718. The valuation assumptions used to calculate such fair values did not materially differ from those disclosed at the time of grant.

(4) For 2023, Mses. Lam and Tschida and Messrs. Goodkind and Wudi were our Other NEOs. For 2022, Mses. Lam and Putman and Messrs. Goodkind, Strosahl, and Wudi were our Other NEOs. For 2021, Ms. Putman and Messrs. Strosahl, Lendino, and Wudi were our Other NEOs. For 2020, Ms. Putman and Mr. Strosahl were the Other NEOs.

(5) Pursuant to SEC rules, the TSR figures for each applicable year assume a fixed investment of $100 on July 22, 2020. As permitted by SEC rules, the peer group referenced for purpose of the TSR comparison is the group of companies included in the S&P 500 Information Technology Index, which is the industry peer group used for purposes of Item 201(e) of Regulation S-K.

(6) Represents the amount of net income reflected in the Company's audited GAAP financial statements for each applicable fiscal year.

(7) We have selected ARR as our most important financial measure (that is not otherwise required to be disclosed in the table) used to link 'compensation actually paid' to our NEOs to company performance for fiscal year 2023.

(8) In calculation of compensation actually paid and presented in the table for fiscal year 2023, the following amounts were deducted and added:

Adjustments to Calculate CAP to PEO and Average CAP to Other NEOs

Adjustments	Current PEO	Former PEO	Other NEOs
SCT Total	$10,026,618	$ 3,948,556	$ 2,316,573
Adjustments for stock awards and option awards			
(Deduct): Aggregate grant date fair value for stock awards and option awards included in SCT Total for the covered fiscal year	(9,249,991)	(3,499,982)	(1,824,989)
Add: Fair value at year end of awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year end	9,943,673	3,165,232	1,650,440
Add (Deduct): Year-over-year change in fair value at covered fiscal year end of awards granted in any prior fiscal year that were outstanding and unvested at the covered fiscal year end	(484,184)	(650,022)	(253,280)
Add: Vesting date fair value of awards granted and vested during the covered fiscal year	—	—	—
Add (Deduct): Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during the covered fiscal year	(151,208)	(220,520)	(85,214)
(Deduct): Fair value at end of prior fiscal year of awards granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year	—	—	—
Add: Dividends or other earnings paid on awards in the covered fiscal year prior to vesting if not otherwise included in the SCT Total for the covered fiscal year	—	—	—
CAP Amounts (as calculated)	$10,084,908	$ 2,743,264	$ 1,803,530

Relationship between CAP and ARR, Net Income, TSR, and Peer Group TSR

The former PEO CAP and the average Other NEO CAP decreased in 2023. The current PEO CAP increased in 2023. The decrease in each of former PEO CAP and the average Other NEO CAP in 2023 was largely the result of the decrease in fair value of awards granted prior fiscal years that were outstanding and unvested at December 31, 2023. The increase in current PEO CAP was largely the result of the CEO promotion grant described more fully above in Compensation Discussion and Analysis — Long-Term Equity Incentive Awards — 2023 Equity Grants."

Jamf's Net Income and ARR increased for the covered period and was directionally in line with current PEO CAP, whereas former PEO CAP and the average Other NEO CAP decreased over the covered period. In addition, Jamf's cumulative TSR ended lower than the cumulative TSR of Jamf's Peer Group for the covered period, and was directionally in line with former PEO CAP and the average Other NEO CAP, whereas current PEO CAP increased over the covered period.

The graphs below provide additional information regarding the relationship between CAP and ARR, Net Income, TSR, and Peer Group TSR.







CAP (in millions) vs. TSR

Legend:
- Compensation actually paid to current PEO
- Compensation actually paid to former PEO
- Average compensation actually paid to non-PEO named executive officers
- ▲ Jamf total shareholder return
- -▲- Peer group total shareholder return

2023 Performance Measures

We consider the list below to be Jamf's most important metrics that link compensation paid to our NEOs, as they are the key metrics that determine the payout of Jamf's ACIP, as well as certain management MBOs. For more information on the 2023 ACIP and actual payouts thereunder for each NEO, see "Compensation Discussion and Analysis — Annual Short-Term Cash Incentive Plan" beginning on page 26 of this Proxy Statement. The performance measures included in this table are not ranked by relative importance.

ARR
Non-GAAP Operating Income Margin
Non-GAAP Operating Income
Diversity & Inclusion

Equity Incentives — 2017 Stock Option Plan

The 2017 Plan was originally adopted by our Board and approved by our shareholders in connection with Vista's acquisition of Jamf. Under the 2017 Plan, we have reserved for issuance an aggregate of 8,470,000 shares of our common stock. The number of shares of common stock reserved for issuance is subject to automatic adjustment in the event of a stock split, stock dividend, or other change in our capitalization.

Our Compensation and Nominating Committee is the administrator of the 2017 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award. The administrator is authorized to exercise its discretion to reduce the exercise price of outstanding stock options or effect the repricing of such awards through cancellation and re-grants without shareholder approval.

Our Board determined not to make any further awards under the 2017 Plan following the completion of our IPO.

Equity and Cash Incentives — 2020 Omnibus Incentive Plan

Our 2020 Omnibus Incentive Plan (the "2020 Plan") was adopted by our Board and approved by our shareholders in connection with our IPO. Under the 2020 Plan, employees, consultants, and directors of our Company and our affiliates performing services for us, including our executive officers, are eligible to receive awards. The 2020 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards, substitute awards, annual incentive awards, and performance awards intended to align the interests of participants with those of our shareholders. We initially reserved 14,800,000 shares of our common stock for issuance under the 2020 Plan. The total number of shares reserved for issuance under the 2020 Plan increases on January 1st of each of the first 10 calendar years during the term of the 2020 Plan by the lesser of: (i) a number of shares of our common stock equal to 4% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year or (ii) a number of shares of our common stock as determined by our Board.

The 2020 Plan is administered by our Compensation and Nominating Committee. The Compensation and Nominating Committee has the authority to construe and interpret the 2020 Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Awards under the 2020 Plan may be made subject to "performance conditions" and other terms.

2021 ESPP

The 2021 Employee Stock Purchase Plan (the "2021 ESPP") was adopted by our Board in March 2021 and approved by our shareholders in May 2021. The 2021 ESPP grants employees the ability to designate a portion of their base pay to purchase shares at a price equal to 85% of the fair market value of our shares on the first or last day of each 6-month purchase period. Shares are purchased on the last day of the purchase period. Currently, any officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act is not eligible to participate in the 2021 ESPP. The total number of shares reserved for issuance under the 2021 ESPP increases on January 1st of each of the first 10 calendar years after the first offering date by the lesser of: (i) a number of shares of our common stock equal to 1% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year or (ii) the number of shares of our common stock as determined by the plan administrator.

Equity Compensation Plan Information

The following table provides information as of December 31, 2023, regarding shares of our common stock that may be issued under our equity compensation plans, consisting of the 2017 Plan, the 2020 Plan, and the 2021 ESPP.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted average exercise price of outstanding options, warrants, and rights	Number of remaining available securities for future issuance under equity compensation plans
Equity compensation plans approved by shareholders[1] . . .	14,195,186[2]	$6.30[3]	18,543,219[4]
Equity compensation plans not approved by shareholders	N/A	N/A	N/A

(1) As December 31, 2023, the number of shares reserved for issuance under our 2017 Plan, 2020 Plan, and 2021 ESPP were 8,470,000 shares, 29,183,546 shares, and 5,425,961 shares, respectively, subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization. The number of shares reserved for issuance under our 2020 Plan automatically increases each January 1st of each of the first 10 calendar years during the term of the 2020 Plan by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31st or such lesser number of shares as determined by our Board. The total number of shares reserved for issuance under the 2021 ESPP automatically increases on January 1st of each of the first 10 calendar years after the first offering date by a number of shares of our common stock equal to 1% of the total number of shares of our

common stock outstanding on December 31st of the preceding calendar year or such lesser number of shares as determined by the plan administrator. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire, or are otherwise terminated, other than by exercise, under the 2017 Plan and 2020 Plan will be added back to the shares of common stock available for issuance under such plans.

(2) Includes 2,594,622 shares issuable upon the exercise of outstanding return target options, 1,048,885 shares issuable upon the exercise of outstanding service options, and 10,551,679 shares issuable upon the vesting of outstanding RSUs.

(3) As RSUs do not have an exercise price, such units are not included in the weighted average exercise price calculation.

(4) As of December 31, 2023, there are 128,928 shares available for grant under our 2017 Plan, 13,716,641 shares available for grant under our 2020 Plan, and 4,697,650 shares available for grant under the 2021 ESPP. We no longer make grants under the 2017 Plan.

DIRECTOR COMPENSATION

Non-Employee Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our Board and was not affiliated to Vista during 2023. Other than as set forth in the table and described more fully below, we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to, any of the other non-employee members of our Board or representatives of Vista in 2023, other than reimbursement for their reasonable expenses to attend meetings of our Board and related committees and otherwise to attend to our business. Mr. Strosahl, our Chief Executive Officer, and representatives of Vista receive no compensation for service as directors and, consequently, are not included in this table. The compensation received by Mr. Hager and Mr. Strosahl in their capacities as employees of the Company is presented in "Executive Compensation — Summary Compensation Table."

Name	Fees earned or paid in cash ($)[1]	Stock awards ($)[2]	Total ($)
Andre Durand	100,000	149,988	249,988
Virginia Gambale	100,000	149,988	249,988
Dean Hager[3]	—	—	—
Kevin Klausmeyer	120,000	149,988	269,988
Vina Leite	120,000	149,988	269,988

(1) The amount reflects the aggregate dollar amount of all fees earned or paid in cash for services as a Director. Differences reflect cash retainers paid to committee chairs.

(2) Amounts represent the grant date fair value of RSUs granted to the directors as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718. The assumptions used in calculating the grant-date fair value of the RSUs are set forth in Notes 2 and 10 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2023. The amounts reported in this column reflect the accounting cost for these RSUs and do not correspond to the actual economic value that may be received by the directors for these RSUs. As of December 31, 2023, 409,106 unvested stock awards were held collectively by Non-Employee Directors and individually in the following amounts: Andre Durand, 8,305; Virginia Gambale, 8,305; Dean Hager, 375,886; Kevin Klausmeyer, 8,305; and Vina Leite, 8,305.

(3) Mr. Hager retired from his position as our CEO, effective September 2, 2023. See "Compensation Discussion and Analysis — CEO Transition." The compensation received by Mr. Hager in his capacity as a director is reported in the Summary Compensation Table.

Non-Employee Director Compensation Structure

We compensate our non-employee and non-Vista directors according to the following structure:

Description	Annual Amount
Cash Compensation	$100,000
Additional cash compensation for chair of committee	$20,000
Equity Compensation	$150,000 (RSUs)

All non-employee directors are also reimbursed for their reasonable expenses to attend meetings of our Board and related committees and otherwise to attend to our business.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies for Approval of Related Party Transactions

We have adopted a written policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related party transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

- the related person's relationship to us and interest in the transaction;

- the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

- the impact on a director's independence in the event the related person is a director or an immediate family member of the director;

- the benefits to us of the proposed transaction;

- if applicable, the availability of other sources of comparable products or services; and

- an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the Audit Committee determines in good faith.

In addition, under our Code of Ethics our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

Related Party Transactions

Other than compensation arrangements for our directors and NEOs, which are described in the section entitled "Executive Compensation" and "Director Compensation," below we describe transactions during the fiscal year ended December 31, 2023 to which we were a participant or will be a participant, in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Director Nomination Agreement

For more information on the Director Nomination Agreement that we are party to with Vista, see "Board of Directors and Corporate Governance — Director Nomination Agreement."

David Breach, Michael Fosnaugh, Charles Guan, Christina Lema, and Martin Taylor, five of our current directors, are employed as President and Chief Operating Officer; Senior Managing Director; Vice President; Deputy Chief Legal Officer; and Senior Managing Director, respectively, of Vista.

Registration Rights Agreement

We are party to a registration rights agreement with Vista. Vista is entitled to request that we register Vista's shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be "shelf registrations." Vista is also entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay Vista's expenses in connection with Vista's exercise of these rights. The registration rights described in this paragraph apply to (i) shares of our common stock held by Vista and its affiliates and (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions ("Registrable Securities"). These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act, or repurchased by us or our subsidiaries. In addition, with the consent of the Company and holders of a majority of Registrable Securities, any Registrable Securities held by a person other than Vista and its affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Indemnification of Officers and Directors

We are party to indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement, and reimbursement, to the fullest extent permitted under the General Corporation Law of the State of Delaware. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

Relationship with VCG

We utilize Vista Consulting Group, LLC ("VCG"), the operating and consulting arm of Vista, for consulting services, reimburse VCG for expenses related to participation by Jamf employees in VCG sponsored events, and additionally pay VCG for related fees and expenses. In connection therewith, we paid VCG $0.1 million for the year ended December 31, 2023.

Arrangements with Companies Controlled by Vista

We purchased services annually from certain companies controlled by Vista. We paid such companies approximately $1.2 million in the aggregate during the year ended December 31, 2023. We believe all of these arrangements are on comparable terms that are provided to unrelated third parties.

We received payments annually from certain companies controlled by Vista of $0.3 million in the aggregate during the year ended December 31, 2023. We believe all of these arrangements are on comparable terms that are provided to unrelated third parties.

Lease Arrangements

The Company has an ongoing lease agreement for office space in Eau Claire, WI with an entity in which Mr. Wudi, our Chief Innovation Officer, is a minority owner. The lease terms are consistent with market rates. The Company paid $1.1 million to the lessor entity for year ended December 31, 2023.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information about the beneficial ownership of our common stock as of April 1, 2024 for:

- each person or group known to us who beneficially owns more than 5% of our common stock;

- each of our directors;

- each of our NEOs; and

- all of our directors and executive officers as a group.

Each shareholder's percentage ownership is based on 128,333,366 shares of common stock outstanding as of April 1, 2024. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options or RSUs that are currently exercisable or exercisable or will vest within 60 days of April 1, 2024 are deemed to be outstanding and beneficially owned by the person holding the options or RSUs. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the shareholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Jamf Holding Corp., 100 Washington Ave S., Suite 1100, Minneapolis, MN 55401. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
Vista Funds	54,315,284[1]	42.3%
Affiliates of Dragoneer Investment Group, LLC	16,519,521[2]	12.9%
Wellington Management Group LLP	7,871,450[3]	6.1%
The Vanguard Group	7,277,732[4]	5.7%
Named Executive Officers and Directors		
John Strosahl	342,292[5]	*
Ian Goodkind	55,285[6]	*
Linh Lam	9,460	*
Beth Tschida	31,710[7]	
Jason Wudi	332,364[8]	*
David Breach	—	—
Andre Durand	102,914[9]	*
Michael Fosnaugh	—	—
Virginia Gambale	18,833[10]	*
Charles Guan	—	—
Dean Hager	1,833,073[11]	1.4%
Kevin Klausmeyer	31,951[12]	*
Vina Leite	18,833[13]	*
Christina Lema	—	—
Martin Taylor	—	—
All executive officers and directors (18 individuals)	3,012,797[14]	2.3%

_____

(1) As reported on the Schedule 13G/A filed February 9, 2022, represents (a) 29,113,495 shares held

directly by Vista Equity Partners Fund VI, L.P. ("VEPF VI"), (b) 17,587,553 shares held directly by Vista Equity Partners Fund VI-A, L.P. ("VEPF VI-A"), (c) 354,274 shares held directly by VEPF VI FAF, L.P. ("VEPF FAF"), (d) 5,377,750 shares held directly by Vista Co-Invest Fund 2017-1, L.P. ("Vista Co-Invest") and (e) 1,882,212 shares held directly by VEPF VI Co-Invest 1, L.P. ("VEPF Co-Invest" and, together with VEPF VI, VEPF VI-A, VEPF FAF and Vista Co-Invest, the "Vista Funds"). Vista Equity Partners Fund VI GP, L.P. ("Fund VI GP") is the sole general partner of each of VEPF VI, VEPF VI-A and VEPF FAF. Fund VI GP's sole general partner is VEPF VI GP, Ltd. ("Fund VI UGP"). Vista Co-Invest Fund 2017-1 GP, L.P. ("Vista Co-Invest GP") is the sole general partner of Vista Co-Invest. Vista Co-Invest GP's sole general partner is Vista Co-Invest Fund 2017-1 GP, Ltd. ("Vista Co-Invest UGP"). VEPF VI Co-Invest 1 GP, L.P. ("VEPF Co-Invest GP") is the sole general partner of VEPF Co-Invest. VEPF Co-Invest GP's sole general partner is VEPF VI Co-Invest 1 GP, Ltd. ("VEPF Co-Invest UGP"). Robert F. Smith is the Sole Director and one of the 11 members of each of Fund VI UGP, Vista Co-Invest UGP and VEPF Co-Invest UGP. VEPF Management, L.P. (the "Management Company"), is the sole management company of each of the Vista Funds. The Management Company's sole general partner is VEP Group, LLC ("VEP Group"), and the Management Company's sole limited partner is Vista Equity Partners Management, LLC ("VEPM"). VEP Group is the Senior Managing Member of VEPM. Robert F. Smith is the sole Managing Member of VEP Group. Consequently, Mr. Smith, Fund VI GP, Fund VI UGP, Vista Co-Invest GP, Vista Co-Invest UGP, VEPF Co-Invest GP, VEPF Co-Invest UGP, the Management Company, VEPM and VEP Group may be deemed the beneficial owners of the shares held by the Vista Funds. The principal business address of each of the Vista Funds, Fund VI GP, Fund VI UGP, Vista Co-Invest GP, Vista Co-Invest UGP, VEPF Co-Invest GP, VEPF Co-Invest UGP, the Management Company, VEPM and VEP Group is c/o Vista Equity Partners, 4 Embarcadero Center, 20th Fl., San Francisco, California 94111. The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas 78701.

(2)   As reported on the Schedule 13G/A filed February 14, 2024. Dragoneer Global Fund II, LP, a limited partnership ("DGF II"), is the direct holder of 7,862,949 shares of common stock and Jamboree DF Holdings, LP, a limited partnership ("Jamboree"), is the direct holder of 8,656,572 shares of common stock. As general partner of DGF II, Dragoneer Global GP II LLC, a Delaware limited liability company ("DGF II GP"), may also be deemed to beneficially own the shares of common stock directly held by DGF II. As general partner of Jamboree, Dragoneer CF GP, LLC, a Cayman Islands limited liability company, may also be deemed to beneficially own the shares of common stock directly held by Jamboree. Dragoneer Investment Group, LLC (the "Dragoneer Adviser") is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to our common stock. Marc Stad is the sole member of Cardinal DIG CC, LLC, DGF II GP, and Dragoneer CF GP, LLC. By virtue of these relationships, each of the Marc Stad and Dragoneer Adviser may be deemed to share beneficial ownership of these securities. The address of the principal business office of each of these beneficial owners is One Letterman Dr., Bldg D, Ste M500, San Francisco, CA 94129.

(3)   Based on the shareholder's Schedule 13G/A filed on February 8, 2024. Wellington Management Group LLP, Wellington Group Holdings LLP, and Wellington Investment Advisors Holdings LLP each has shared voting power with respect to 6,566,158 shares and shared dispositive power with respect to 7,871,450 shares. Wellington Management Company LLP has shared voting power with respect to 6,554,708 shares and shared dispositive power with respect to 7,401,443 shares. The principal business address of each of these beneficial owners is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(4)   Based on the shareholder's Schedule 13G filed on February 13, 2024 by The Vanguard Group ("Vanguard"), which indicates that, as of December 29, 2023, Vanguard had sole voting power relative to 0 shares, shared voting power relative to 123,556 shares, sole dispositive power relative to 7,097,786 shares, and shared dispositive power relative to 179,946 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(5)   Includes 244,750 shares that may be acquired within 60 days upon the exercise of vested options.

(6)   Includes 26,055 shares that may be acquired within 60 days upon the exercise of vested options.

(7) Includes 1,603 shares held by Ms. Tschida's child.

(8) Includes 208,150 shares that may be acquired within 60 days upon the exercise of vested options.

(9) Includes 8,305 shares that may be acquired within 60 days upon the vesting and settlement of RSUs.

(10) Includes 8,305 shares that may be acquired within 60 days upon the vesting and settlement of RSUs.

(11) Includes 1,749,564 shares that may be acquired within 60 days upon the exercise of vested options.

(12) Includes 8,305 shares that may be acquired within 60 days upon the vesting and settlement of RSUs.

(13) Includes 8,305 shares that may be acquired within 60 days upon the vesting and settlement of RSUs.

(14) Includes 2,413,644 shares that may be acquired within 60 days upon the exercise of vested options and 33,220 shares that may be acquired within 60 days upon the vesting and settlement of RSUs.

PROPOSAL 2 — ADVISORY VOTE ON JAMF'S EXECUTIVE COMPENSATION
(SAY-ON-PAY PROPOSAL)

Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act) requires that we provide shareholders with the opportunity to vote to approve, on an advisory and non-binding basis, the compensation of our NEOs (commonly known as a "say-on-pay" vote). At our 2022 annual meeting of shareholders, a majority of our shareholders voted, consistent with the recommendation of our Board, to hold an annual say-on-pay vote. The annual vote will continue unless our shareholders vote, at our 2028 annual meeting of shareholders, to approve a different say-on-pay vote frequency, as required pursuant to Section 14(A) of the Exchange Act. Our Board believes that an annual advisory vote on a resolution to approve executive compensation allows our shareholders to provide us with their regular, direct input on our compensation philosophy, policies and practices.

We are asking shareholders to approve, on an advisory and non-binding basis, the compensation of our NEOs in 2023, as disclosed in the "Compensation Discussion and Analysis," the "Summary Compensation Table," and the related compensation tables and narrative disclosure. Although this advisory vote is not binding, our Board and the Compensation and Nominating Committee value our shareholders' opinions and the Compensation and Nominating Committee intends to consider the voting results when evaluating our executive compensation program and determining the compensation of our executives in the future.

As described in detail in the "Compensation Discussion and Analysis" section of this Proxy Statement, our executive compensation programs are designed to help us attract, retain, and incentivize talented executives, to closely align pay with performance, and to align the interests of our NEOs with those of our shareholders. We believe in promoting a pay-for-performance culture, and, accordingly, as described in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation and Nominating Committee has tied a meaningful portion of our NEOs' compensation to the attainment of key performance goals that we believe will help us attain short- and long-term business objectives and create shareholder value. Please read the "Compensation Discussion and Analysis" section for additional details about our executive compensation objectives, philosophy, and programs, along with the compensation paid to our NEOs with respect to the fiscal year ended December 31, 2023 and the rationale for such compensation.

Shareholders are being asked to approve the following resolution at the Annual Meeting:

"RESOLVED, that the shareholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the Company's proxy statement for its 2024 annual meeting of shareholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis section and the accompanying compensation tables and related narrative disclosure."

The Board recommends a vote "FOR" the approval, on an advisory basis, of the compensation of our NEOs as described in this Proxy Statement.

PROPOSAL 3 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2024. Services provided to the Company and its subsidiaries by Ernst & Young LLP for the year ended December 31, 2023 are described below and under "Audit Committee Report."

Fees and Services

The following table summarizes the aggregate fees for professional audit services and other services rendered by Ernst & Young LLP for the years ended December 31, 2023 and 2022:

	2023	2022
Audit Fees[1]	$2,234,163	$2,272,100
Audit-Related Fees[2]	$ 303,713	$ 410,000
Tax Fees[3]	$ 165,000	$ —
All Other Fees[4]	$ 3,600	$ 4,890

(1) Audit fees consist of fees and expenses for the annual audit of our consolidated financial statements included in the Annual Report on Form 10-K, the quarterly reviews of our consolidated financial statements included in Quarterly Reports on Form 10-Q, accounting consultations, and services related to other regulatory filings made with the SEC, including fees related to our secondary offerings for the years ended December 31, 2023 and 2022, respectively.

(2) Audit-Related fees consist of fees and expenses related to due diligence for acquisitions.

(3) Tax fees consist of fees and expenses for tax advisory services related to acquisitions.

(4) All other fees include fees and expenses for advisory services related to acquisitions and fees for access to online research software.

In considering the nature of the services provided by the independent auditor, the Audit Committee determined that such services are compatible with the provision of independent audit services. The Audit Committee discussed these services with the independent auditor and Jamf management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.

The Audit Committee has adopted a policy that requires advance approval of all audit services as well as non-audit services, regardless of cost, to the extent required by the Exchange Act and the Sarbanes-Oxley Act of 2002. Unless the specific service has been previously pre-approved with respect to that year, the Audit Committee must approve the permitted service before the independent auditor is engaged to perform it. The Audit Committee may consider the amount or range of estimated fees as a factor in determining whether a proposed service would impair the registered public accounting firm's independence. Requests or applications to provide services that require separate approval by the Audit Committee will be submitted to the Audit Committee by both the independent registered public accounting firm and the Company's Chief Financial Officer or the Chief Accounting Officer and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's and the Public Company Accounting Oversight Board's ("PCAOB") rules on registered public accounting firm independence.

The Audit Committee approved all services provided by Ernst & Young LLP. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have the opportunity to make a statement if they desire to do so, and we expect that they will be available to respond to questions.

Ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the voting power of the capital stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. If Jamf's shareholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider the appointment and may affirm the appointment or retain another independent accounting firm. Even if the appointment is ratified, the Audit Committee may in the future replace Ernst & Young LLP as our independent registered public accounting firm if it is determined that it is in Jamf's best interests to do so.

The Audit Committee and the Board recommends that you vote "FOR" the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for the year ending December 31, 2024.

AUDIT COMMITTEE REPORT

The Audit Committee oversees our financial reporting process on behalf of the Board. The Audit Committee is composed of three independent directors (as defined by the Nasdaq listing standards) and met four times in 2023. Our Audit Committee operates under a written charter, which is posted on the investor relations section of our website. As provided in the charter, the Audit Committee's oversight responsibilities include monitoring the integrity of our financial statements (including reviewing financial information, the systems of internal controls, the audit process, and the independence and performance of our internal audit function and independent registered public accounting firm) and our compliance with legal and regulatory requirements. However, management has the primary responsibility for the financial statements and the reporting process, including our systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee:

- reviewed and discussed the audited financial statements for the year ended December 31, 2023 with our management;

- discussed with our independent registered public accounting firm, Ernst & Young LLP, the matters required to be discussed by the applicable requirements of the PCAOB and the SEC; and

- received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the PCAOB regarding Ernst & Young LLP's communications with the audit committee concerning independence, and has discussed with Ernst & Young LLP the independence of Ernst & Young LLP.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2023.

Respectfully submitted by:

Kevin Klausmeyer, Chair

Andre Durand

Virginia Gambale

The information contained in this audit committee report shall not be deemed to be "soliciting material," "filed" with the SEC, subject to Regulations 14A or 14C of the Exchange Act, or subject to the liabilities of Section 18 of the Exchange Act. No portion of this Audit Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that Jamf specifically incorporates this Audit Committee Report or a portion of it by reference. In addition, this Audit Committee Report shall not be deemed filed under either the Securities Act or the Exchange Act.

OTHER MATTERS

We are not aware of any matters other than those discussed in the foregoing materials contemplated for action at the Annual Meeting. The persons named in the proxy card will vote in accordance with the recommendation of the Board on any other matters incidental to the conduct of, or otherwise properly brought before, the Annual Meeting. The proxy card contains discretionary authority for them to do so.

INCORPORATION BY REFERENCE

The Compensation and Nominating Committee Report and the Audit Committee Report shall not be deemed soliciting material or filed with the SEC and shall not be deemed incorporated by reference into any prior or future filings made by us under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate such information by reference. In addition, this Proxy Statement includes website addresses, which are intended to provide inactive, textual references only. The information on these websites is not part of this Proxy Statement.

AVAILABILITY OF SEC FILINGS, CODE OF ETHICS, CORPORATE GOVERNANCE GUIDELINES AND COMMITTEE CHARTERS

Copies of our reports on Forms 10-K, 10-Q, 8-K, and all amendments to those reports filed with the SEC, and our Code of Ethics, Corporate Governance Guidelines and the charters of the Audit Committee and Compensation and Nominating Committee, and any reports of beneficial ownership of our common stock filed by executive officers, directors, and beneficial owners of more than 10% of our outstanding common stock are posted on and may be obtained through our the investor relations section of our website, or may be requested in print, at no cost, by email at ir@jamf.com or by mail at Jamf Holding Corp., 100 Washington Ave S., Suite 1100, Minneapolis, MN 55401, Attention: Investor Relations.

WHERE TO FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith, we file annual, quarterly, and current reports and other information with the SEC. Such information may be accessed electronically by means of the SEC's home page on the Internet at www.sec.gov. We are an electronic filer, and the SEC maintains an Internet site at www.sec.gov that contains the reports and other information we file electronically. Our reports can also be accessed on the investor relations section of www.jamf.com. Please note that our website address is provided as an inactive textual reference only. We make available free of charge, through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information provided on or accessible through our website is not part of this Proxy Statement.

A paper copy of the annual report on Form 10-K including financial statements and financial statement schedules, but without exhibits, is also available without charge to shareholders upon written request to: Jeff Lendino, Chief Legal Officer and Secretary at 100 Washington Ave S, Suite 1100, Minneapolis, MN 55401. Copies of any exhibit will be forwarded upon written request, subject to a reasonable charge for copying and mailing.

COST OF PROXY SOLICITATION

Jamf is paying the expenses of this solicitation. Jamf will also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to forward proxy materials to beneficial owners of stock held as of the Record Date by such persons, and Jamf will reimburse such persons for their reasonable out-of-pocket expenses in forwarding such proxy materials. In addition to solicitation by mail, directors, officers, and other employees of Jamf may solicit proxies in person or by telephone, facsimile, email or other similar means.

Non-GAAP Financial Measures

In addition to our results that are determined in accordance with GAAP, we believe the non-GAAP measures of non-GAAP gross profit and non-GAAP operating income are useful in evaluating our operating performance. We believe that this non-GAAP financial information, when taken collectively, may be helpful to shareholders because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by GAAP to be recorded in our financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non-GAAP financial measures. Reconciliation tables of the most comparable GAAP financial measures to these non-GAAP financial measures are set forth below. We strongly encourage shareholders to review our consolidated financial statements in their entirety and not rely solely on any single financial measurement or communication.

Non-GAAP Gross Profit

We define non-GAAP gross profit as gross profit, adjusted for amortization expense, stock-based compensation expense, acquisition-related expense, payroll taxes related to stock-based compensation, and system transformation costs. A reconciliation of non-GAAP gross profit to gross profit, the most directly comparable GAAP measure, is as follows:

	Year Ended December 31,	
	2023	2022
	(in thousands)	
Gross profit	$434,512	$359,549
Amortization expense	13,529	19,932
Stock-based compensation	11,615	10,153
Acquisition-related expense	50	61
Payroll taxes related to stock-based compensation	375	347
System transformation costs	51	—
Non-GAAP gross profit	$460,132	$390,042

Non-GAAP Operating Income

We define non-GAAP operating income as operating loss, adjusted for amortization expense, stock-based compensation expense, acquisition-related expense, acquisition-related earnout, offering costs, payroll taxes related to stock-based compensation, system transformation costs, restructuring charges, and extraordinary legal settlements and other non-recurring litigation costs. A reconciliation of non-GAAP operating income to operating loss, the most directly comparable GAAP measure, is as follows:

	Year Ended December 31,	
	2023	2022
	(in thousands)	
Operating loss	$(115,249)	$(138,874)
Amortization expense	42,878	48,159
Stock-based compensation	101,000	109,170
Acquisition-related expense	7,361	4,643
Acquisition-related earnout	—	694
Offering costs	—	124
Payroll taxes related to stock-based compensation	2,608	2,014
System transformation costs	4,833	—
Restructuring charges	1,393	—
Legal settlements and other non-recurring litigation costs	559	—
Non-GAAP operating income	$ 45,383	$ 25,930
Operating loss margin	(21)%	(29)%
Non-GAAP operating income margin	8%	5%

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from   to

Commission File Number: 001-39399



JAMF HOLDING CORP.
(Exact name of registrant as specified in its charter)

Delaware	**82-3031543**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Washington Ave S, Suite 1100
Minneapolis, MN 55401
(Address of principal executive offices)

(612) 605-6625
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading symbol**	**Name of each exchange on which registered**
Common Stock, $0.001 par value per share	JAMF	The NASDAQ Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates as of June 30, 2023 was approximately $1.4 billion (based on a closing price of $19.52 per share).

On February 13, 2024, the registrant had 127,046,564 shares of common stock, $0.001 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the 2024 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K. This Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2023.

JAMF HOLDING CORP.
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

			PAGE
PART I.			
Item 1.	Business		7
Item 1A.	Risk Factors		19
Item 1B.	Unresolved Staff Comments		52
Item 1C.	Cybersecurity		52
Item 2.	Properties		54
Item 3.	Legal Proceedings		54
Item 4.	Mine Safety Disclosures		54
PART II.			
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities		55
Item 6.	[Reserved]		57
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations		58
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk		75
Item 8.	Financial Statements and Supplementary Data		76
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure		120
Item 9A.	Controls and Procedures		120
Item 9B.	Other Information		121
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		122
PART III.			
Item 10.	Directors, Executive Officers and Corporate Governance		123
Item 11.	Executive Compensation		123
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters		123
Item 13.	Certain Relationships and Related Transactions, and Director Independence		123
Item 14.	Principal Accountant Fees and Services		123
PART IV.			
Item 15.	Exhibits and Financial Statement Schedules		124
Item 16.	Form 10-K Summary		126
SIGNATURES			127

GLOSSARY

We use acronyms, abbreviations, and other defined terms throughout this annual report on Form 10-K. These terms are defined below. Jamf Holding Corp. and its wholly owned subsidiaries, collectively, are referred to as the "Company," "we," "us," or "our."

Term	Definition
2017 Option Plan	2017 Stock Option Plan
2020 Credit Agreement	Credit agreement dated July 27, 2020, as amended, supplemented, or modified
2020 Plan	Jamf Holding Corp. Omnibus Incentive Plan
2020 Revolving Credit Facility	Revolving credit facility available under the 2020 Credit Agreement
2021 ESPP	Jamf Holding Corp. 2021 Employee Stock Purchase Plan
2021 Term Loan Facility	364-day term loan facility incurred under the Credit Agreement Amendment No. 1
2026 Notes	Convertible Senior Notes due 2026
2026 Notes Indenture	Indenture governing the 2026 Notes
401(k) Plan	JAMF Software 401(k) P/S Plan
ABE	Apple Business Essentials
ADR	Advanced Detection & Response
AI	Artificial intelligence
APIs	Application programming interfaces
ARR	Annual Recurring Revenue
ASC 606	ASC Topic 606, *Revenue from Contracts with Customers*
ASC 740	ASC Topic 740, *Income Taxes*
ASC 805	ASC Topic 805, *Business Combinations*
ASC 820	ASC Topic 820, *Fair Value Measurement*
ASC 830	ASC Topic 830, *Foreign Currency Matters*
ASC 840	ASC Topic 840, *Leases*
ASC 842	ASC Topic 842, *Leases*
ASC 850	ASC Topic 850, *Related Party Disclosures*
ASP	Average selling price
ASU	Accounting Standards Update
AWS	Amazon Web Services
Board	Board of Directors
BYOD	Bring your own device
Capped Calls	Privately negotiated capped call transactions with third-party banks that were entered into in the third quarter of 2021
CCPA	California Consumer Privacy Act
cmdSecurity	cmdSecurity Inc.
CEO	Chief Executive Officer
Code	The United States Internal Revenue Code of 1986, as amended
CODM	Chief operating decision maker
CPRA	California Privacy Rights Act
Credit Agreement Amendment No. 1	Amendment No. 1 to the 2020 Credit Agreement, dated July 1, 2021
Credit Agreement Amendment No. 2	Amendment No. 2 to the 2020 Credit Agreement, effective April 7, 2023
Current Period ARR	ARR from the same cohort of customers used to calculate Prior Period ARR as of the current period end
dataJAR	Data Jar Ltd.
dataJAR Purchase Agreement	Share Purchase Agreement, dated as of July 13, 2023, entered into in connection with the acquisition of dataJAR
DGCL	Delaware General Corporation Law
Digita	Digita Security LLC
DTC	The Depository Trust Company
EBITDA	Earnings before interest, taxes, depreciation, and amortization
ERGs	Employee Resource Groups
ESG	Environmental, Social, and Governance
EU	European Union

EUR	Euro
Exchange Act	The Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FCPA	U.S. Foreign Corrupt Practices Act of 1977, as amended
GAAP	U.S. generally accepted accounting principles
GBP	British pound sterling
GDPR	General Data Protection Regulation
InfoSec	Information security
IOC	Indicators of compromise
IPO	Initial public offering
IPR&D	In-process research and development
IT	Information technology
JNGF	Jamf Nation Global Foundation
JNUC	Jamf Nation User Conference
LIBO Rate	London interbank offered rate
LTIP	Long-term incentive plan
ML	Machine learning
MSP	Managed services provider
MTD	Mobile threat defense
NASDAQ	NASDAQ Global Select Market
NOL	Net operating loss
Option counterparties	Certain financial institutions that entered into hedging positions with us in connection with the issuance of the 2026 Notes
Prior Period ARR	ARR from the cohort of all customers as of 12 months prior to period end
Proxy Statement	Proxy Statement relating to our 2024 Annual Meeting of Stockholders
R&E	Research and experimental
ROI	Return on investment
ROU	Right-of-use
RSU	Restricted stock unit
SaaS	Software-as-a-service
SAFE	Simple agreement for future equity
SEC	Securities and Exchange Commission
Securities Act	The Securities Act of 1933, as amended
SMBs	Small-to-medium-sized businesses
SSP	Stand-alone selling price
Term SOFR	Forward-looking secured overnight financing rate
UK	United Kingdom
UK – GDPR	UK – General Data Protection Regulation
U.S.	United States
Vista	Vista Equity Partners, LLC and its affiliates
VPN	Virtual private network
Wandera	Wandera, Inc.
Wandera Merger Agreement	Agreement and Plan of Merger, dated as of May 5, 2021 in connection with the acquisition of Wandera
ZecOps	ZecOps, Inc.
ZecOps Merger Agreement	Agreement and Plan of Merger, dated as of September 23, 2022 in connection with the acquisition of ZecOps
ZTNA	Zero Trust Network Access

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this Annual Report on Form 10-K are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "will," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates, and financial results or our plans and objectives for future operations, growth initiatives, or strategies are forward-looking statements.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this Annual Report on Form 10-K are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as otherwise required by law.

Part I.

Item 1. Business


Overview


We are the standard in managing and securing Apple at work, and we are the only company in the world that provides a complete management and security solution for an Apple-first environment that is designed to be enterprise secure, consumer simple, and protective of personal privacy. We help IT and security teams confidently protect the devices, data, and applications used by their workforce, while providing employees with the powerful and intended Apple experience. With Jamf's software, devices can be deployed to employees brand new in the shrink-wrapped box, set up automatically and personalized at first power-on and administered continuously throughout the lifecycle of the device.

Jamf was founded in 2002, around the same time that Apple was leading an industry transformation. Apple transformed the way people access and utilize technology through its focus on creating a superior consumer experience. With the release of revolutionary products like the Mac, iPod, iPhone, iPad, Apple Watch, and Apple TV, Apple built one of the world's most valuable brands and became ubiquitous in everyday life.

We believe employees have come to expect the same high-quality Apple user experience at work as they enjoy in their personal lives. Oftentimes, this is not possible as many organizations rely on legacy solutions to administer devices, providing a lackluster experience, or do not give employees a choice of device. Unlike competitors, our software solutions are built Apple-first and Apple-best to preserve and extend the native Apple experience, while fulfilling IT and Infosec's enterprise requirements around deployment, access, and security.

We have built our company through a primary focus on being the leading solution for Apple in the enterprise because we believe that due to Apple's broad range of devices, combined with the changing demographics of today's workforce and their strong preference for Apple, that Apple will become the number one device ecosystem in the enterprise by the end of this decade. We believe that the enterprise management provider that is best at Apple will one day be the enterprise leader, and that Jamf is best positioned for that leadership. Through our long-standing relationship with Apple, we have accumulated significant Apple technical experience and expertise that give us the ability to fully and quickly leverage and extend the capabilities of Apple products, operating systems, and services, while protecting devices with our differentiated Apple-first security solutions. This expertise enables us to fully support new innovations and operating system releases the moment they are made available by Apple. This focus has allowed us to create a best-in-class user experience in the enterprise and grow to more than 75,300 customers deploying 32.3 million devices in more than 100 countries and territories as of December 31, 2023.

We sell our SaaS solutions via a subscription model, through a direct sales force, online, and indirectly via our channel partners, including Apple. Our multi-dimensional go-to-market model and cloud-deployed offering enable us to reach all organizations around the world, large and small, with our software solutions. Our customers include many highly recognizable brands and organizations including Apple itself, 8 of the largest 10 Fortune 500 companies, 8 of the top 10 Fortune 500 technology companies, 22 of the 25 most valuable brands (according to the Forbes Most Valuable Brands rankings), the 10 largest U.S. banks (based on total assets according to bankrate.com), the top 15 global universities (according to U.S. News and World Report), 8 of the 10 largest U.S. school districts (according to Niche), and 16 of the top 20 U.S. hospitals (according to U.S. News and World Report) as of December 31, 2023. Our focus on customer success and innovation has resulted in a Net Promoter Score of 55 as of November 2023, which significantly exceeds industry averages.

Complementing our software platform is Jamf Nation, the world's largest online community of IT and security professionals focused exclusively on Apple at work. This active, grassroots community serves as a highly-qualified and efficient crowd-sourced Q&A engine for anyone with questions about Apple deployments. This community selflessly acts as a resource for existing and potential customers and is also an important asset in providing feature feedback and ideas for our product roadmap.

Industry Background

Key trends impacting how enterprises use and manage technology to engage employees and drive productivity include:

Apple's democratization of technology

Apple is ubiquitous. It is the most valuable brand in the world according to Forbes. Apple's success has been driven by delivering the best user experience to its customers through its innovative combination of hardware, software, and cloud services. It has transformed the technology landscape by placing the user first, creating a harmonious, interconnected experience across devices, and designing everything around maximizing the Apple user experience.

In the 1990s and early 2000s, endpoint technology was dominated by Microsoft Windows, particularly in the workplace. Many enterprises prioritized standardization over user experience in order to facilitate the deployment, security, and management of massive numbers of Windows PCs. Employees were not typically given a choice in their devices. In the 2000s, Apple introduced a series of revolutionary products that transformed how the world interacts with technology. Apple released the iPod in 2001, followed by the iPhone in 2007, and the iPad in 2010. These products, which utilized Apple iOS (Apple's proprietary mobile operating system), shared a design element that placed the user first. The rapid rise in popularity of iOS devices, combined with the proliferation of web-based applications, created a "halo effect," leading to a resurgence of Apple's Mac computer. These devices empowered users to easily leverage powerful technology regardless of their technical expertise. Apple's consumer-focused technology provided a significantly more capable, intuitive, and faster experience than the technology many employees previously had in the workplace.

Apple's focus on the user experience has transformed employees' expectations for technology overall. Employees expect a simple, intuitive, seamless experience that fosters creativity, productivity, and collaboration. Apple currently offers an entire ecosystem of desktops, laptops, tablets, phones, and wearable devices designed to interoperate seamlessly at home, at work, and everywhere in-between. This has made Apple the leading technology brand overall, according to a 2022 brand intimacy study by MBLM.

The consumerization of IT

The consumerization of IT refers to the migration of software and hardware products originally designed for personal use into the enterprise. Today, employees are often less inclined to draw a line between work and personal technology and commonly prefer not to settle for enterprise solutions that are harder to use than what they have at home. In response to the consumerization of IT movement, enterprises are transforming digitally to create a more engaged workforce, offering employees consumer-like tools to get work done and their choice of technology brands. As the competition for top talent escalates, and many organizations continue to rely on remote and hybrid work, we believe technology will play a central role in either improving or degrading the employee experience. The technology experience and the employee experience are now synonymous.

Rapidly evolving workplace demographics are also accelerating the consumerization of IT. In 2016, millennials surpassed Generation X to become the single largest generation in the U.S. labor force, according to a 2018 study by the Pew Research Center. Millennials and Gen Z are digitally-native generations that have grown up with broadband, smartphones, tablets, laptops, and a massive library of apps through which they interact with the world and each other. Accordingly, millennial and Gen Z workers demand more from their enterprise IT organizations. They expect to work from anywhere at any time. They expect to be able to collaborate instantly. They expect to have a choice in the technology brand they use or have the option to bring their own devices to work. This trend is expected to continue as these generations increasingly become a larger proportion of the workforce and their preferences in workplace technology continue to shape the workplace experience.

The consumerization of IT has been one of the most significant trends impacting enterprise IT over the past decade. This trend is exemplified by Apple's iPhone, introduced in 2007. The iPhone was quickly preferred by many employees for its superior user experience compared to the corporate issued mobile phones controlled by enterprise IT departments. Mass consumer adoption of the iPhone pushed organizations to develop corporate policies that supported the use of personal devices for work. As a result, Apple — the ultimate consumer technology company — has become critically important to enterprise IT organizations.

Apple's momentum in enterprise IT

Fueled by Apple's popularity and the consumerization of IT, Apple devices have gained widespread acceptance across the enterprise, from the executive suite to new hires. As a result, Apple market share in the enterprise has grown significantly. Apple's commitment to the enterprise has expanded through partnerships with enterprise giants, such as Accenture, Cisco, Deloitte, General Electric, IBM, Salesforce, and SAP.

Evidence of this momentum is further supported by Statcounter, an organization that aggregates data based on web traffic. According to Statcounter, Apple operating systems comprised 24% of global web traffic (both business and consumer) in December 2023, up from 4% in January 2009. Apple's gains in the U.S. have been even more significant, with Apple operating systems representing over 41% of web traffic in December 2023, compared to 35% for Microsoft and 20% for Google. Over that same period, the market share of Microsoft in the U.S. has declined from 92% to 35%. And, according to a study by IDC in August 2023, it is predicted that the number of Macs sold to business users worldwide will increase by 20% between 2023 and 2024.

The increased use of mobile devices to access the internet is largely responsible for the decline in market share of Windows over the past decade. Over this same decade, however, the Mac computer has grown in popularity and market share, further demonstrating that Apple's increased use is not limited to iOS devices. While the Mac computer was once primarily associated with creative or artistic activities, it now represents a growing share of computers within the enterprise. This wave of new Mac devices requiring seamless remote access to business apps and resources is causing friction among many enterprise IT support and management teams, which have historically focused more on Windows device management. Macs, of course, are not the entire story around Apple devices in the enterprise. The iPhone is the number one smartphone worldwide in 2023 according to IDC data.

Given the expectations of both current and future employees, offering employees a choice in technology brand is becoming imperative for many enterprises. Considering IDC's estimate of Mac enterprise penetration, we believe there is significant opportunity to fill the gap between how many employees want a Mac and how many currently use one.

Rise in remote and hybrid work

More and more work is being done on mobile devices as hybrid work becomes the norm at many organizations. Workflows that were once aspirational have become essential elements of the employee and technology experience. For example, many companies with a remote or hybrid workforce need to ship devices directly from the manufacturer to the end user and have all the enterprise requirements fulfilled without IT ever touching the devices. While this workflow has been used by some organizations in the past to increase IT efficiency and smooth the user experience, it now has become a logistical and scalable advantage for device distribution. IT and security teams also need to be able to remotely monitor, track, and secure employee devices. In healthcare, providers have used iPads to facilitate virtual inpatient care, serve patients at home, and connect patients with loved ones. In education, digital technology continues to play an important role. School districts require a solution that helps educators, students, and parents embrace distance learning technology.

We believe these trends will continue. According to a 2023 Gallup study, remote work trends have persisted with 80% of remote-capable employed Americans working exclusively or partially remote. Now, the technology experience and the employee experience are synonymous.

The limitations of legacy enterprise solutions

Legacy solutions do not deliver the full Apple user experience because they are either outdated, overly Windows-centric, or treat all devices the same across operating systems. In particular, cross-platform solutions that treat devices the same tend to rely on the lowest common denominator technology that is shared across the relevant ecosystems. Apple, Microsoft, and Google have each introduced device-specific cloud services to automate enterprise IT processes. Fully embracing these cloud services demands specific focus on the respective ecosystem. Legacy solutions do not leverage the native capabilities of Apple and do not deliver the full Apple experience across key areas like provisioning, operating system updates, application lifecycle management, endpoint protection, and identity-based access to resources.

For enterprise Apple deployments, the limitations of legacy solutions all add up to higher operational and support costs, greater security vulnerability, lower productivity, and a degraded user experience. While Apple devices may have higher upfront costs, implementing the full Apple experience results in higher productivity and lower total cost of ownership, as shown in Cisco's 2023 case study, *Apple in the Enterprise: a CIO's perspective.* Cisco found that Mac was actually $148-$395 less

expensive over three years, depending on the model, and that it had other benefits like fewer IT support staff needed and an increase in deal creation, bookings, and deal closure. Software engineers were also able to push out nearly 11.5% more code when using a Mac.

Realizing these potential benefits requires an enterprise software solution specifically built for the Apple ecosystem.

Our Solution

Jamf is the only platform that combines Apple management, identity, and security to protect devices and sensitive company data, while simplifying work and preserving privacy for end users. The combination of these critical components is called Trusted Access, an aspirational outcome provided by Jamf that solves organizations' two most pressing problems: keeping organizational data safe while ensuring users remain productive and engaged no matter where they are. By merging device management, identity management, and endpoint security on Jamf's Apple-first platform, organizations can ensure only authorized users are granted access to corporate data on enrolled devices, provide a secure connection to corporate apps and data, and deliver comprehensive, modern security to defend against an evolving threat landscape.



Manage
Manage ecosystem of devices, cloud and workflows
Jamf Pro
The Apple management standard built for IT pros
Jamf Now
Streamlined device management and security, no IT required
Jamf School
Empowering educators with efficient classroom management
+
Secure
Identity encrypted access, protected from threats
Jamf Connect
Streamlined provisioning, authentication, identity management and modern zero trust access
Jamf Protect
Endpoint security, web filtering, mobile threat defense and remediation
Jamf Safe Internet
Purpose-built content filtering and network threat protection for education
Jamf Executive Threat Protection
Advanced detection & response for mobile devices
+
Extend
Customized industry workflows – healthcare, education, etc.
Education
Teacher, Student and Parent apps
Healthcare
Patient Experience
Clinical Communications
Virtual Visits
Cross Industry
Setup and Reset for Shared Devices and Workflows
Developer Workflows
Jamf API and Marketplace

Jamf Pro

Jamf Pro offers a robust Apple ecosystem management software solution for complex IT environments, serving SMBs to larger enterprises, educational institutions, and entire school districts. Since its introduction in 2002, Jamf Pro has been our flagship product, serving the largest portion of Jamf's customer base.

Key capabilities of Jamf Pro include:

- providing a seamless initial device deployment, giving companies the ability to choose between a zero-touch experience or offering a more hands-on device enrollment and deployment;
- enrolling personally owned devices with support of Apple's user enrollment workflows, allowing for management of corporate resources while maintaining the user's personal privacy;
- enabling customization of devices beyond configuration profiles, use policies, and scripts for the optimal user experience;
- facilitating pre-configuration of user settings before deployment;
- providing app management flexibility wherein apps can be made available automatically to users or through an enterprise self-service catalog;
- granting users the ability to update software and maintain their own devices through Jamf's brandable self-service application without an IT help desk ticket;

- automating ongoing inventory management, such as automatic collection of hardware, software, and security configuration details from devices, creating custom reports and alerts, and managing software licenses and warranty records; and

- securing devices by leveraging native security features, such as encryption, managing device settings and configurations, restricting malicious software, and patching all devices without the need for user interaction.

Jamf Now

Jamf Now is an intuitive, pay-as-you-go Apple device management and security software solution for SMBs. Jamf Now allows customers to set up their own accounts to enroll their devices and immediately benefit regardless of any prior experience with Jamf. Jamf Now facilitates the consistent configuration of devices remotely, provides a 360-degree view of inventory, and remotely enforces passcodes, encryption, installed software, and locking or wiping of devices. Jamf also makes it easy to leverage its other solutions within Jamf Now such as password syncing with cloud identity providers, malware prevention which helps prevent malicious software and other threats from running on Mac devices in an environment, and Self Service which connects users to App Store and third-party apps with an on-demand Mac App catalog.

Jamf School

Jamf School is a purpose-built software solution for educators and is supported by value-add workflow apps that empower teachers to create a focused, active, and personal learning environment. Teachers using Jamf School can quickly and easily control all devices in their classroom and design lesson templates leveraging content from Apple's App Store combined with their own teaching materials to meet their curriculum needs, then easily deploy these lessons to students. They can also restrict specific functions during assessments and control what content and resources students have access to on their iPads at a specific time. This functionality works seamlessly whether the teacher and student(s) are in the same physical classroom or if they are learning from home or in various locations. Teachers can also start remote lessons within the app, using Apple's FaceTime or other video conferencing tools. Jamf School transforms processes that once required IT involvement into dynamic interactions that put the power in the hands of the people who have the greatest impact on meeting each student's learning needs.

Jamf Connect

Jamf Connect enables modern, remote access and allows IT admins to provision devices with business-critical applications based solely on an employee's cloud identity. Users will enjoy a seamless experience when accessing their device and applications by using a single password that is synchronized down to the local-account level, even when the password is changed — helping keep employees productive. Jamf Connect transforms how users connect to their corporate identity and therefore provides users with a seamless connection to corporate resources.

Included with Jamf Connect is a ZTNA solution that replaces legacy conditional access and VPN technology. More employees than ever before are working from different locations and on various devices. Organizations need to be able to ensure secure access to company resources as devices are rarely being connected from within a traditional network perimeter. Jamf Private Access ensures that, after a user authenticates into their device, business connections are transparently secured while enabling non-business applications to route directly to the internet, preserving end-user privacy, maintaining the end-user experience without slowing it down, and optimizing secure network infrastructure.

Jamf Protect

Jamf Protect provides purpose-built endpoint security and MTD for Mac and mobile devices that allows organizations to maintain compliance, defend against the modern threat landscape, and identify and respond to security incidents, giving enterprise security teams unprecedented visibility into their devices. Jamf Protect also protects mobile workers from malicious attackers with minimal impact to the user experience by monitoring a device's network activity. Jamf Protect prevents iOS, Android, and Windows endpoints from being compromised through mobile threat detection and zero-day phishing prevention with a streamlined app for notifications and remediation. Jamf Protect also enforces acceptable usage policies to eliminate shadow IT and block risky content and manage data consumption with real-time analytics and granular reporting.

Jamf Business Plan

Jamf Business Plan provides customers with the only Apple solution of scale that automates the entire lifecycle of Apple devices, including device deployment, identity and access, management, and security in one bundled purchase. The plan offers a simple way for commercial customers to purchase all the value and functionality of Jamf Pro, Jamf Connect, and Jamf Protect with user-based pricing. Rather than having separate SKUs for each product or service they need, customers can buy everything through a single SKU.

Jamf Safe Internet

Jamf Safe Internet is designed to help schools protect minors from harmful content on the internet. This protection is powered by Jamf's content filtering and network threat protection engine delivered via Jamf School or Jamf Pro. With Jamf Safe Internet, education institutions are able to deploy preset content filtering tabs or custom build their own restrictions. Jamf Safe Internet also provides network threat prevention, which secures the network from phishing, as well as malware or ransomware attacks.

Jamf Executive Threat Protection

Jamf Executive Threat Protection is an ADR solution for mobile devices that gives organizations the ability to extract critical device telemetry. This information is then analyzed to identify IOC, which can show when a device has fallen victim to a highly targeted attack. By making it possible to identify compromised devices, organizations are able to quickly respond and remediate, preventing extended exposure. We previously referred to Jamf Executive Threat Protection as ZecOps, a business we acquired in 2022.

Jamf Teacher, Student, Parent, and Assessment apps

Jamf's education apps empower teachers, parents, and students to quickly and easily control, manage, and secure devices inside and outside of the classroom. Students can setup their own device and stay focused with Jamf Student, instructors can prepare lesson profiles and communicate with students with Jamf Teacher, and parents can help keep homework sessions focused and without distraction with Jamf Parent, which is available on a range of devices, including Apple Watch and Android. Jamf Assessment app enables live proctoring of web-based assessment exams and displays camera view and the exam itself in a single app so that proctors can always keep students' screens and third-party video screens on view. With the ecosystem of Jamf education apps, education institutions keep teachers productive, parents collaborative, and students engaged, while gaining insights necessary for IT and security teams.

Industry Workflows: Patient Experience, Virtual Visits, Clinical Communications, Jamf Setup, and Jamf Reset

Jamf has a unique set of patented solutions that streamline user and IT experiences in healthcare and other vertical markets. Healthcare Listener is an electronic medical record integration to Jamf Pro that automates iPad and Apple TV deployments for patient experience. Virtual Visits is a video conferencing solution that facilitates easy, remote telehealth encounters for patients, families, and providers. Jamf Setup and Jamf Reset are iOS and iPadOS apps that simplify wireless device provisioning and refresh for clinical communications and other frontline work deployments. In all cases, these patented Jamf-based workflows empower people with devices for a purpose, improve user experience, and reduce the typical barriers for IT and InfoSec teams.

Developer Workflows: Jamf API and Jamf Marketplace

Jamf's platform of solutions have a broad range of well-documented APIs to allow customers and partners alike to build unique custom workflows, create powerful automations, or even augment other connected solutions to enhance their value, all driven by API interactions with Jamf. Through these APIs, customers have created thousands of custom workflow solutions for their own environments, and partners have created and listed over 300 integrations in the Jamf Marketplace — which is a highly curated collection of Apple ecosystem solutions across management, identity, security, and workflow automation.

Furthermore, 2021 Jamf customer research, conducted by Hobson & Company and commissioned by us, found benefits from simplifying IT management, reducing the time spent provisioning devices, the time spent on ongoing device management, and the time spent managing apps all by 90%. Additionally, that research found Jamf improved end-user experience, reducing end-user productivity loss due to technical problems by 90% and the time spent on IT help desk tickets by

70%. According to this research, Jamf also helped mitigate risk by reducing the time IT spent remediating incidents and vulnerabilities by 70%. Overall, Hobson & Company found that a typical organization could expect a 781% three-year ROI and a 2.7 month payback period when using Jamf.

Our Relationship with Apple

Jamf was founded in 2002 with the sole mission of helping organizations succeed with Apple, making it the first Apple-focused device management solution. Today, we have become the only company in the world that provides a complete management and security solution for an Apple-first environment that is enterprise secure, consumer simple, and protects personal privacy. Our relationship with Apple has endured and grown to be multi-faceted over the past 22 years.

To continuously offer a software solution built specifically for Apple, we have always worked closely with Apple's worldwide developer relations organization in an effort to support all new Apple innovations the moment their hardware and software is released. Additionally, throughout the course of our relationship, Jamf and Apple have formalized several contractual agreements:

- *Apple as a customer.* In 2010, Apple became a Jamf customer, using our software solution to deploy and secure its fleet of devices internally. For the year ended December 31, 2023, Apple as a customer represented less than 1% of our total revenue.

- *Apple as a channel partner in education and in retail.* In 2011, Apple became a Jamf channel partner in the education market, reselling our software solution to K-12 and higher education organizations within the U.S. In 2012, Apple expanded their channel relationship by offering our software solution to businesses through Apple retail stores in the U.S. For the year ended December 31, 2023, Apple as a channel partner facilitated less than 1% of our bookings.

- *Mobility Partner Program.* In 2014, we became a member of Apple's Mobility Partner Program, which focuses on solution development and effective go-to-market activities.

Each of these contractual relationships continue to this day and span all enterprise technology across the Apple ecosystem, including Mac, iPad, iPhone, and Apple TV. In addition to these contractual relationships, Apple and Jamf personnel frequently join forces to influence and collaborate as we work with customers, helping them succeed with Apple. One example of this is at JNUC, our annual conference and the world's largest gathering of Apple administrators, where Apple has presented various sessions and on our main stage since the conference's inception.

Market Opportunity

We believe our solutions address a large and growing market covering the use of Apple technology in the enterprise. Based on Frost & Sullivan data, Jamf's global Total Addressable Market was estimated to be approximately $35 billion in 2022. This market represents the potential number of Apple mobile phones (iPhones), tablets (iPads), and laptop and desktop computers (Macs) based on growing acceptance by education and business IT departments. Additionally, this market includes the potential number of non-Apple devices that could run one or more of Jamf's security solutions. Frost & Sullivan includes both devices purchased and provided by enterprises as well as BYODs owned by end users that may require a management and security solution to provide necessary access to resources or services from the enterprises. The potential device numbers are multiplied by the Jamf ASP for each device and enterprise type.

Our Growth Strategy

We fill the gap between Apple's powerful consumer-focused technology and the stringent management and security needs of the modern enterprise. By preserving and enhancing the Apple experience in an enterprise context, we believe we can drive our growth within the current Apple ecosystem as well as fuel further Apple penetration in enterprises, which should extend our opportunity. The key elements of our growth strategy include:

- *Helping promote Apple's growth in the enterprise.* Apple continues to gain market share in the enterprise, and as organizations continue to embrace Apple technology, we provide unique value as the only management and security vendor that is built Apple-first and Apple-best.

- ***Expand with mobile in existing customer base.*** Jamf is the leader for managing Mac at work, and we are seeing many of our customers looking to consolidate all their management and security with one vendor and therefore expanding their usage of Jamf to include their mobile devices.

- ***Land new logos.*** Jamf's unmatched Apple-first management and security platform is a compelling solution for organizations when compared against other solutions in the marketplace. Apple-specific management providers do not offer a robust management solution and most do not offer a security solution. Legacy cross-platform providers that are built Windows-first struggle to provide a user experience that preserves the Apple user experience. Recent market consolidation in the legacy device management space has created a strong replacement market for Jamf.

- ***Expand with security with current management customers by selling vision of Trusted Access.*** Organizations are trying to consolidate their tooling and increase their ROI. By consolidating with Jamf, organizations know they are using the only solution that is built for Apple and that combines management, security, and identity into one platform. The strength of Jamf's "land and expand" strategy is evidenced by the approximately 30,700 customers that are now running both a Jamf management and security product as of December 31, 2023 as well as our dollar-based net retention rate of 108% as of December 31, 2023, calculated on a trailing twelve months basis.

- ***International expansion.*** We have a large international presence which we intend to continue growing. For the year ended December 31, 2023, approximately 35% of our new subscriptions originated outside of North America. We intend to continue making investments in our international sales and marketing channels to take advantage of this market opportunity, while refining our go-to-market approach based on local market dynamics. Furthermore, we plan to invest in our products and technology to fulfill the unique needs of the market we target.

Sales and Marketing

Sales

We have a global, multi-faceted go-to-market approach that allows us to efficiently sell to and serve the needs of organizations of varying sizes. By offering a range of products and routes to the market, including through a direct sales force, online, and indirectly via our channel partners (including Apple), we can serve many types of organizations across the world.

Our direct sales force services larger organizations and those with more complex requirements. The direct sales organization is divided into inside and outside sales teams, organized by customer size, and is further segmented with teams focused on acquiring new logos or growing spend in our existing customer base. Our direct sales force is supported by sales development representatives that provide qualified leads and other technical resources.

To complement our direct sales teams, we have a large network of over 400 channel partners globally that resell our products across the world. These channel partners provide us with expanded market coverage and an efficient way to reach smaller or emerging geographies, providing us with additional sales capacity and the ability to be present in more global markets. Approximately 57% of our bookings were facilitated via our channel partners for the year ended December 31, 2023.

One of our notable channel partners is Apple. Apple education became a Jamf channel partner in 2011 and resells Jamf to K-12 and higher education organizations within the U.S. In 2012, Apple expanded its channel relationship by offering Jamf products to businesses through Apple retail, which includes their stores in the U.S. and sales teams that are focused on SMBs. In 2014, we became a member of Apple's Mobility Partner Program that focuses on solution development and effective go-to-market activities. We work closely with these various Apple teams across both sales and marketing to develop close relationships and expand our customer base.

For smaller businesses or those with less complex requirements, we provide an online self-service e-commerce model that allows organizations to find products best suited for their needs. This provides an efficient way to introduce smaller organizations to Jamf, with an opportunity for the relationship to grow over time.

Our global, multi-faceted go-to-market approach, combined with the ability for customers to easily trial our products, has allowed us to build an efficient, high velocity sales model.

Marketing

A key ingredient to our sales effectiveness and efficiency is our marketing engine. Our global marketing team builds market awareness of Jamf, generates preference and demand for our products, and enables our sales teams and channel partners to efficiently develop business with new and existing customers.

We focus our marketing strategy on building recognition of the Jamf brand through thought leadership and differentiated messaging that emphasizes the business value of our products. Our efforts include content marketing, social media, search engine optimization, events, and public and industry analyst relations. We leverage this brand awareness to acquire new customers and cross-market our software solutions to our existing customer base through global campaigns that integrate digital, social, web, email, customer advocacy, and field marketing tactics, such as regional customer/prospect conferences. To create maximum impact, these campaigns are created and adapted to serve all geographic regions and routes to market. We then accelerate prospects or customers through the buying journey by enabling our sales team and channel partners with a range of product/solution content, internal tools, such as ROI calculators, competitive intelligence, and case studies. Finally, we capitalize on the voices of our highly satisfied and loyal customers using a variety of customer advocacy tactics including case studies and videos, software reviews, social amplification, references, and referrals.

The Jamf brand further benefits from Jamf Nation, the world's largest online community of Apple administrators. Jamf Nation is our active community, including Jamf customers and potential customers, who share ideas and solutions related to their Apple deployments. Jamf Nation's large volume of user-generated content serves as a great source of organic search traffic, introducing prospective customers to the Jamf brand and Jamf products. Complementing Jamf Nation, we host JNUC, the world's largest enterprise Apple IT and security administrator conference. With thousands of attendees, publicly streamed keynotes, and over 150 customer, partner, and Jamf-led sessions, we further tap into the power of our passionate customer base and garner significant market attention as the leader in our space.

Customers

As of December 31, 2023, we had more than 75,300 customers, over 28,000 of which became customers in the last three years, in more than 100 countries and territories. As of December 31, 2023, our customers included 8 of the largest 10 Fortune 500 companies, 8 of the top 10 Fortune 500 technology companies, 22 of the 25 most valuable brands (according to the Forbes Most Valuable Brands rankings), the 10 largest U.S. banks (based on total assets according to bankrate.com), the top 15 global universities (according to U.S. News and World Report), 8 of the 10 largest U.S. school districts (according to Niche), and 16 of the top 20 U.S. hospitals (according to U.S. News and World Report). Our customer base is highly diversified, with no single end customer representing more than 1% of ARR.

Customer Success

We believe that the value generated by the adoption of our products is strengthened by our strong dedication to ensuring customer success and developing long-term relationships, as demonstrated by our Net Promoter Score that significantly exceeds industry averages.

Our services department helps educate, support, and engage our customers to ensure their success with our software. We provide expertise to our customer base both virtually and onsite. We offer implementation services to encourage faster adoption of our products, and onsite instructor-led training courses for customers that have adopted our products. As part of this training, customers can obtain intermediate to expert-level certifications. We also offer consultative services specific to customer needs with both in-house professional service engineers and a vast array of integration partners who deliver services worldwide.

Our technical support department consists of a multi-layered support model. The department is strategically located in various locations around the globe. We offer 24/7 premium support for customers who have more complex environments or require more comprehensive support. We maintain a robust and up-to-date knowledge base and online technical documentation resource base for our customers, along with an online training catalog with hundreds of video-based training modules aimed at helping them better understand and use our products. We strive to provide the best possible support for our customers and maintained a high customer satisfaction score of 9.24 out of 10 in 2023 based on our surveys.

We value customer engagement and have a dedicated team of customer success professionals who work within three tiers of engagement models to proactively drive adoption, foster communication, and ensure the success of our products. We offer success planning exercises for our high-tier enterprise customers, and all customers benefit from our health scoring algorithm that uses multiple factors of product usage and company engagement to determine how we can best support their needs.

It is important to us that our customers have the resources they need to succeed with Apple, and customers are encouraged to connect and engage with the larger community of Apple administrators. This is best evidenced by Jamf Nation. Complementing our world-class technical support, this active, grassroots community serves as a highly qualified and efficient crowd-sourced Q&A engine for anyone with questions about Apple and Jamf deployments. Jamf Nation members come together to gain insight, share best practices, vet ideas with fellow administrators, and submit product feature requests. We intend to continue investing in these relationships and ensure that our Jamf Nation community remains a vibrant forum for discussion and problem-solving for our customers.

Research and Development

Our research and development department is focused on enhancing our existing products and developing new products to maintain and extend our leadership position. Our department is built around small teams who practice agile development methodologies that enable us to innovate quickly and at scale globally. The teams are organized to support our mission of helping organizations succeed with Apple and ensuring that we continue to deliver same-day support for Apple across our portfolio. To provide same-day support for Apple, we deliberately schedule our annual efforts around Apple's anticipated product release schedules and reserve engineering capacity accordingly. This nimble approach enables us to successfully support the Apple enterprise by staying current on Apple releases and delivering differentiated solutions, many of which form the core of our intellectual property portfolio. Approximately 24% of our global employee base is dedicated to research and development. Our research and development teams are organized into teams that are focused by product and based principally in Minneapolis, MN, Eau Claire, WI, Katowice, Poland, Brno, Czech Republic, and Tel Aviv, Israel.

Intellectual Property

We rely on a combination of patent, copyright, trademark, trade dress, and trade secret laws in the U.S. and other jurisdictions, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property and proprietary rights. These laws, procedures, and restrictions provide only limited protection. As of December 31, 2023, we owned 13 issued U.S. patents and 28 issued patents in foreign jurisdictions. Excluding any patent term adjustments or patent term extensions, our issued U.S. patents will expire between 2034 and 2042. We cannot be assured that any of our patent applications will result in the issuance of a patent or whether the examination process will require us to narrow the scope of the claims sought. Our issued patents, and any future patents issued to us, may be challenged, invalidated, or circumvented, may not provide sufficiently broad protection, and may not prove to be enforceable in actions against alleged infringers.

We have also registered, and applied for the registration of, numerous U.S. and international trademarks and domain names, including "Jamf" and the "Jamf" logo.

We enter into agreements with our employees, contractors, customers, partners, and other parties with which we do business to limit access to and disclosure of our technology and other proprietary information. We cannot be certain that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying, or the reverse engineering of our technology and other proprietary information, including by third parties who may use our technology or other proprietary information to develop products and services that compete with ours. Moreover, others may independently develop technologies that are competitive with ours or that infringe on, misappropriate, or otherwise violate our intellectual property and proprietary rights, and policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming, and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated.

Furthermore, effective patent, copyright, trademark, trade dress, and trade secret protection may not be available in every country in which our products are available, as the laws of some countries do not protect intellectual property and proprietary rights to the same extent as the laws of the U.S. In addition, the legal standards relating to the validity, enforceability, and scope of protection of intellectual property and proprietary rights are uncertain and still evolving.

Companies in the software industry or non-practicing entities may own large numbers of patents, copyrights, trademarks, and other intellectual property and proprietary rights, and these companies and entities have, and may in the future, request license agreements, threaten litigation, or file suit against us based on allegations of infringement, misappropriation, or other violations of their intellectual property and proprietary rights.

See "Risk Factors — Risks Related to Our Intellectual Property and IT Systems" for a more comprehensive description of risks related to our intellectual property.

Competition

We generally compete with large cross-platform enterprise providers and early stage providers of Apple enterprise solutions. Large enterprise providers, such as VMware, Microsoft, and IBM, typically compete with us on one solution (e.g. device management, identity, network security, or endpoint-security) intended for cross-platform use and not specialized for Apple. Given Jamf's success, several companies are following our approach to delivering an Apple ecosystem vision. While the latter category of competitors is Apple-focused, they lack the depth of our platform, and none have grown to a meaningful scale to be considered material competitors.

Key competitive factors in our market include:

- user experience;

- breadth of product offerings;

- IT efficiency;

- total cost of ownership;

- reliability and performance of solutions;

- turnkey product capabilities;

- interoperability with other software solutions;

- speed, compatibility, and feature support of new operating systems;

- quality and availability of global service and support; and

- brand awareness, reputation, and influence among IT professionals.

We believe that we compete favorably on these factors.

For additional information, see "Risk Factors — Risks Associated with Our Business, Operations, and Industry — We are in a highly competitive market, and competitive pressures from existing and new companies, including as a result of consolidation in our market, may harm our business, revenue, growth rates, and market share."

Human Capital Resources

Jamf is a culmination of passionate, committed, and bright people who shape our culture and live our core values of Selflessness and Relentless Self Improvement. We do not say we are the best, but we strive to be the best — for our customers, our employees, and our communities. Our leaders encourage autonomy, exploration, and innovation with spirit and enthusiasm. Through transparency, openness, and humility, we embrace the opportunity to challenge ourselves. We are a group of curious self-starters who thrive on taking initiative and are excited by global impact. We strive to provide an environment where our employees enjoy the freedom to be themselves and work how they work best. We believe that by engaging employees, keeping them motivated, and empowering them to make a difference, they find deeper connections to and meaning in their work, which helps us retain top talent and provide a better customer experience.

As of December 31, 2023, our voluntary retention rate for employees was 93%. Additionally, in our annual employee engagement survey conducted in September 2023, 86% of over 2,400 participating employees agreed that they would recommend Jamf as a great place to work. We also scored 77% in the overall engagement index, referring to the state in which employees feel enthusiasm and passion for their roles, which is often characterized by their motivation, effort, and pride. In 2023, Fortune Media® and Great Place To Work®, a global leader in workplace culture, named Jamf to its 2023 Best Workplaces for Women List. Additionally, Jamf was listed as one of the top technology companies to work for by U.S. News. In 2022, Great Place to Work® and Fortune® magazine named Jamf as one of the year's 100 Best Companies to Work For™ and one of the Best Workplaces in Technology™. These awards are based on the responses of current employees on their employee experience.

We believe that we can only be our best selves when given the freedom to be ourselves. To that end, we believe it is important to create an inclusive environment in which all Jamf employees belong. Together, we propel Jamf to be a global leader of equality and fairness in the workplace. Jamf ERGs are recognized and supported inclusion communities led in partnership with our employees. Our ERGs, Families@Jamf, Women@Jamf, Accessibility@Jamf, The Shades of Jamf, PROUD@Jamf, Veterans@Jamf, and LatinX@Jamf, are organized on the basis of shared identities, experiences, and/or backgrounds and are open to all employees. Our employee's passion and drive in leading ERGs contribute to the creation of our inclusive environment, support employees through development and networking opportunities, and support business impact through employee led conversations, special projects and programs, as well as external campaigns in partnership with our non-profit global foundation, JNGF, and Community Education Initiatives. All of our work is anchored on our Jamf values. As of December 31, 2023, based on employees who chose to identify their gender, approximately 33% of our workforce and 46% of new hires in 2023 self-identified as women. Women also made up approximately 37% of the Jamf management team as of December 31, 2023.

As of December 31, 2023, we had 2,767 employees, of which 1,665 were employed in the U.S. and 1,102 were employed outside of the U.S. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements, which automatically make our employees subject to industry-wide collective bargaining agreements. An insubstantial number of our employees are currently subject to collective bargaining agreements. We have not experienced any work stoppages.

Our Purpose and Impact Report, which is available on the Corporate Responsibility section of our website, provides additional information on our key ESG programs and commitments. Website references in this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this report. While we believe that our ESG commitments align with our long-term growth strategy and financial and operational priorities, they are aspirational and may change, and there can be no assurance that they will be met.

Government Regulation

We are subject to many U.S. federal and state and foreign laws and regulations that involve matters central to our business, including laws and regulations that involve data privacy and data protection, intellectual property, advertising, marketing, health and safety, competition, consumer protection, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions, and securities law compliance. Our business may also be affected by the adoption of any new or existing laws or regulations or changes in laws or regulations that adversely affect our business. Many relevant laws and regulations are still evolving and may be interpreted, applied, created, or amended in a manner that could harm our business, and new laws and regulations may be enacted, including in connection with the restriction or prohibition of certain content or business activities.

We receive, process, store, use, and share data, some of which contains personal information. We are therefore subject to U.S. federal, state, local, and foreign laws and regulations regarding data privacy and the collection, storage, sharing, use, processing, disclosure, and protection of personal information and other data from users, employees, or business partners, including the GDPR, the UK – GDPR, the CPRA, and the CCPA, among others. These laws expand the rights of individuals to control how their personal data is processed, collected, used, and shared and create new regulatory and operational requirements for processing personal data, increase requirements for security and confidentiality, and provide for significant penalties for non-compliance. The implementation of the expanded data protection regulation like the GDPR has led other jurisdictions to either amend, or propose legislation to amend, their existing data privacy and cybersecurity laws to resemble all or a portion of the requirements of such expanded regulation (e.g., for purposes of having an adequate level of data protection to facilitate data transfers from the EU) or enact new laws to do the same. Accordingly, the challenges we face regarding the GDPR, the UK – GDPR, the CPRA, and the CCPA will likely also apply to other jurisdictions that adopt regulatory frameworks of equivalent complexity. Accordingly, there are also a number of legislative proposals recently enacted or pending before the U.S. Congress, various state legislatures, and foreign governments concerning content regulation and data protection that could affect us. These and other laws and regulations that may be enacted, or new interpretation of existing laws and regulations, may require us to modify our data processing practices and policies and incur substantial costs to comply.

The foregoing description does not include an exhaustive list of the laws and regulations governing or impacting our business. See the discussion contained in Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K for information regarding how actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate may have a material adverse effect on our business.

Corporate Information

Jamf was founded in 2002. Our principal executive offices are located at 100 Washington Ave S, Suite 1100, Minneapolis, MN. Our telephone number is (612) 605-6625. Our website address is www.jamf.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K, and you should not consider any information contained on, or that can be accessed through, our website as part of this Annual Report on Form 10-K or in deciding whether to purchase our common stock. We are a holding company, and all of our business operations are conducted through our subsidiaries.

This Annual Report on Form 10-K includes our trademarks and service marks, such as "Jamf," which are protected under applicable intellectual property laws and are our property. This Annual Report on Form 10-K also contains trademarks, service marks, trade names, and copyrights of other companies, such as "Amazon," "Apple," and "Microsoft," which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 10-K may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

Available Information

We make available, free of charge through our investor relations website (ir.jamf.com), our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act, as soon as reasonably practicable after they have been electronically filed with, or furnished to, the SEC.

The SEC also maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks described below, together with the financial and other information contained in this Annual Report on Form 10-K, before you decide to purchase shares of our common stock. If any of the following risks actually occur, or if any additional risks not presently known to us or that we have currently deemed immaterial occur, our business, financial condition, results of operations, cash flows, and prospects could be materially and adversely affected. In such an event, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risk Factor Summary

The following summarizes certain of the principal factors that make an investment in our Company speculative or risky:

- the impact of adverse general and industry-specific economic and market conditions and reductions in IT spending;

- the potential impact of customer dissatisfaction with Apple or other negative events affecting Apple services and devices, and failure of enterprises to adopt Apple products;

- the potentially adverse impact of changes in features and functionality by Apple and other third parties on our engineering focus or product development efforts;

- changes in our continued relationship with Apple;

- the fact that we are not party to any exclusive agreements or arrangements with Apple;

- our reliance, in part, on channel partners for the sale and distribution of our products;

- our ability to successfully develop new products or materially enhance current products through our research and development efforts;

- our ability to continue to attract new customers and maintain and expand our relationships with our current customers;

- our ability to correctly estimate market opportunity and forecast market growth;

- our ability to effectively manage our future growth;

- our dependence on one of our products for a substantial portion of our revenue;

- our ability to change our pricing models, if necessary, to compete successfully;

- the impact of delays or outages of our cloud services from any disruptions, capacity limitations, or interferences of third-party data centers that host our cloud services, including AWS;

- our ability to meet service-level commitments under our subscription agreements;

- our ability to maintain, enhance, and protect our brand;

- our ability to attract and retain highly qualified personnel and maintain our corporate culture, including as a result of our recent workforce reduction;

- the ability of Jamf Nation to thrive and grow as we expand our business and the potential impact of inaccurate, incomplete, or misleading content that is posted on Jamf Nation;

- our ability to offer high-quality support;

- risks and uncertainties associated with acquisitions, divestitures, and strategic investments;

- our ability to predict and respond to rapidly evolving technological trends and our customers' changing needs;

- our ability to effectively implement, use, and market AI/ML technologies;

- our ability to compete with existing and new companies;

- risks associated with competitive challenges faced by our customers;

- the impact of our often long and unpredictable sales cycle;

- our ability to effectively expand and develop our sales and marketing capabilities;

- the risks associated with free trials and other inbound, lead-generation sales strategies;

- the risks associated with indemnity provisions in our contracts;

- risks associated with cybersecurity events;

- the impact of real or perceived errors, failures, or bugs in our products;

- the impact of general disruptions to data transmission;

- risks associated with stringent and changing privacy laws, regulations, and standards, and information security policies and contractual obligations related to data privacy and security;

- the risks associated with intellectual property infringement, misappropriation, or other claims;

- our reliance on third-party software and intellectual property licenses;

- our ability to obtain, protect, enforce, and maintain our intellectual property and proprietary rights;

- the risks associated with our use of open source software in our products; and

- risks related to our indebtedness, including our ability to raise the funds necessary to settle conversions of our convertible senior notes, repurchase our convertible senior notes upon a fundamental change, or repay our convertible senior notes in cash at their maturity.

These and other risks are more fully described below. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows, and prospects could be materially and adversely affected. As a result, you could lose all or part of your investment in our common stock.

Risks Associated with Our Business, Operations, and Industry

Adverse general and industry-specific economic and market conditions and reductions in IT spending may reduce demand for our products, which could harm our results of operations.

Our revenue, results of operations, and cash flows depend on the overall demand for our products. We operate globally and as a result our business and revenue are impacted by global macroeconomic conditions. Global financial developments seemingly unrelated to us or the software industry may harm us. Currently, the U.S. and other key international economies are impacted by high levels of inflation, elevated interest rates, volatility in credit, equity, and foreign exchange markets, and overall economic uncertainty. These factors have resulted in, and could continue to result in, reductions in hiring and IT spending by our existing and prospective customers, increased price sensitivity, and customers delaying or canceling IT projects, choosing to focus on in-house development efforts, or seeking to lower their costs by requesting us to renegotiate existing contracts and renewals on less advantageous terms (such as shifting to annual billing of multi-year contracts), defaulting on payments due on existing contracts, reducing the scope of their Jamf deployments, or not renewing at the end of existing contract terms. As a result of this macroeconomic uncertainty, certain of our existing and prospective customers took a more moderate outlook when planning their future hiring, device growth, and overall software vendor needs. Our customers have requested and may continue to request price concessions and delayed payment terms. Moreover, our customers may merge with other entities who use alternatives to our products and, during weak economic times, there is an increased risk that one or more of our customers will file for bankruptcy protection, either of which may harm our revenue, profitability, and results of operations. We also face risk from international customers that file for bankruptcy protection in foreign jurisdictions, particularly given that the application of foreign bankruptcy laws may be more difficult to predict. In addition, we may determine that the cost of pursuing any claim may outweigh the recovery potential of such claim. As a result of any of the foregoing, adverse macroeconomic conditions could harm our business, revenue, results of operations, and cash flows.

Because our products focus primarily on Apple, potential customer dissatisfaction with Apple, other negative events affecting Apple services and devices, or failure of enterprises to adopt Apple products could have a negative effect on our results of operations.

Our products are primarily focused on Apple devices. Because of this, our customers' satisfaction with our software and products is largely dependent in part upon their perceptions and satisfaction with Apple. Customer dissatisfaction with Apple could be attributed to us, impact our relationships with customers, and/or result in the loss of customers across all of our products if any of our customers chose to discontinue or reduce their use of Apple devices. For example, any incident broadly affecting the interaction of Apple devices with necessary Apple services (for example, iCloud or Apple push notifications), including any delays or interruptions in such Apple services, could negatively affect our products and solutions. Similarly, any cybersecurity events affecting Apple devices could result in a disruption to Apple services, regulatory investigations, reputational damage, and a loss of sales and customers for Apple. A prolonged disruption, cybersecurity event, or any other negative event affecting Apple could lead to customer dissatisfaction and could in turn damage our reputation with current and potential customers, expose us to liability, and cause us to lose customers or otherwise harm our business, financial condition, and results of operations. In addition, since our products and solutions primarily focus on Apple devices, in the event of a prolonged disruption affecting Apple devices, we may not be able to provide our software to our customers. We may also incur significant costs for taking actions in preparation for, or in reaction to, events that damage Apple devices used by our customers. Additionally, regulatory bodies have been increasingly focused on large technology companies and their competitive conduct. Such agencies could initiate proceedings or investigations involving Apple. Apple has been required, and may be required in the future, to change its business as a result. For example, in January 2024, Apple made certain changes to iOS, the

App Store, and Safari in response to the EU Digital Markets Act. Any such required changes to Apple's business practices could have a material effect on our ability to offer certain of our products effectively or at all. In addition, Apple could divest assets or otherwise separate into various companies, whether as a result of regulatory action or otherwise, and there is no assurance that the resulting businesses would continue to partner with us on substantially similar terms or at all.

Overall, Apple's reputation and consumers' views of Apple products could change if other technology companies release products that compete with Apple devices that customers view more favorably. For example, other technology companies could introduce new technology or devices that reduce demand for Apple devices. Our financial results could also be harmed if customers choose non-Apple products based on cost, availability, user experience, functionality, or other factors. The market for Apple products may not continue to grow, or may grow more slowly than we expect. For example, given the perceived premium price point of Apple devices, current macroeconomic uncertainty may result in reductions, in whole or in part, of the scope of enterprises' Apple deployments and/or decreased employee preference for Apple devices in BYOD programs. As a result of the foregoing, enterprise adoption of Apple products may be slower than anticipated. Moreover, many enterprises use technology platforms other than Apple and have used other technologies for a long time. While this creates significant market opportunity for these enterprises to adopt Apple technology, we cannot be certain that enterprises will adopt Apple technology. There are many factors underlying an enterprise's adoption of new technology, including cost, time, and knowledge required to implement such technology, data transfer, compatibility with existing technology, familiarity with and institutional loyalty to technology other than Apple, among other factors. If these enterprise users do not continue to adopt Apple technologies at recent historical rates and the rates that we anticipate, our revenue growth will be adversely affected, there will be adverse consequences to our results of operations, and will reduce the number of potential new Jamf customers. See also "— Certain estimates of market opportunity and forecasts of market growth included in this Annual Report on Form 10-K may prove to be inaccurate." Any of these factors could have a material adverse effect on our business, results of operations, and financial condition.

Changes in features and functionality by Apple and other third-party systems could cause us to make short-term changes in engineering focus or product development or otherwise impair our product development efforts or strategy, increase our costs, and harm our business.

Our products depend on interoperability with Apple operating systems and cloud services, including interoperability at the moment of each new Apple release. Apple does not typically preview its technology with us or other partners and, as such, we do not receive advanced notice of changes in features and functionality of Apple technologies with which our products need to interoperate. In addition, unforeseen events (such as discovery of vulnerabilities and release of patches) may constrain our ability to respond in a timely manner. In any such events, we may be forced to divert resources from our preexisting product roadmap in order to accommodate these changes. As a result of having a short time to implement and test changes to our products to accommodate these new features, there is an increased risk of product defects. The frequency and complexity of new Apple features and updates may make it difficult for us to continue to support new releases in a timely manner. If we fail to enable IT departments to support Apple upgrades upon release, our business and reputation could suffer. This could disrupt our product roadmap and cause us to delay introduction of planned solutions, features, and functionality, which could harm our business. In addition, the functionality and popularity of our platform also depends on its interoperability with other third-party operating systems, devices, and services, such as Microsoft and Google.

We rely on open standards for many integrations between our products and third-party applications that our customers utilize, and in other instances on such third parties making available the necessary tools for us to create interoperability with their applications. If application providers were to move away from open standards, or if a critical, widely-utilized application provider were to adopt proprietary integration standards and not make them available for the purposes of facilitating interoperability with our products, the utility of our products for our customers would be decreased. Furthermore, some of the features and functionality in our products require interoperability with operating system APIs. We also offer a robust catalog of APIs that our developer partners utilize to build integrations and solutions that are made available in our Jamf Marketplace to enhance features and functionality of our products. If operating system providers decide to restrict our access to their APIs, or if our developer partners cease to build integrations and solutions for our Jamf Marketplace, that functionality would be lost and our business could be impaired.

Changes in our continued relationship with Apple may have an impact on our success.

We have a broad relationship with Apple that covers all aspects of our business. We have always worked closely with Apple's worldwide developer relations organization in an effort to support all new Apple innovations the moment the hardware or software is released. Apple and Jamf personnel frequently join forces to influence and collaborate as we work with customers. We also have several direct contractual relationships with Apple that span all enterprise devices across the Apple ecosystem, including Mac, iPad, iPhone, and Apple TV. Additionally, Apple is a significant reseller of Jamf products, particularly in education. These contractual relationships can be terminated by Apple at any time with limited advance notice to us. In addition, Apple launched its device management solution, ABE, in the spring of 2022. While we believe this platform currently provides limited direct competition with our more complete Apple Enterprise Management solutions, Apple could leverage its ABE platform, whether through additional investment or the consolidation of other competitors of ours, to focus on larger enterprises and to compete more directly with the scale and breadth of product offerings we provide.

Our future relationship with Apple is important to our success. If we fail to maintain our current relationship and contracts with Apple, our ability to compete and grow our business may be materially impacted. For example, we may not be able to continue to support new Apple innovations and releases at the moment the hardware and software are released. While we do not rely on any private APIs or collaboration with Apple to provide our same-day support, reduced cooperation with Apple may make it more difficult for us to continue to support new releases in a timely manner and result in us devoting significant resources in order to meet our commitment to provide same-day support. If our relationship with Apple changes, it could become more difficult to integrate our products with Apple and could reduce or eliminate the sales we expect from Apple as a reseller. As a result, if we fail to maintain our current relationship with Apple, our business, financial condition, and results of operation could be adversely affected.

We are not party to any exclusive agreements or arrangements with Apple.

We are not party to any exclusive agreements or arrangements with Apple. Accordingly, while we believe our market opportunity expands as organizations increasingly adopt Apple technologies, the continued success and growth of our business is ultimately dependent upon our ability to compete effectively by reaching new customers, cross-selling to existing customers, and maintaining our position as the standard for Apple in the enterprise. As a result, even if organizations' adoption of Apple technologies continues to increase, if we are not able to compete successfully, our business, results of operations, and financial condition could be adversely affected. See "— If we fail to maintain, enhance, or protect our brand, our ability to expand our customer base will be impaired and our business, financial condition, and results of operations may suffer" and "— We are in a highly competitive market, and competitive pressures from existing and new companies, including as a result of consolidation in our market, may harm our business, revenue, growth rates, and market share."

We rely, in part, on channel partners for the sale and distribution of our products and, in some instances, for the support of our products. A loss of certain channel partners, a decrease in revenue from certain of these channel partners, or any failure in our channel strategy could adversely affect our business.

We rely on channel partners for the sale and distribution of a substantial portion of our products. For the year ended December 31, 2023, approximately 57% of our bookings were through channel partners. We anticipate that we will continue to depend on relationships with third parties, such as our channel partners and system integrators, to sell, market, and deploy our products. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our arrangements with our channel partners are generally non-exclusive, meaning they may offer customers the products of several different companies, including products that compete with us. Our competitors may be effective in providing incentives to channel partners and other third parties to favor their products or services over subscriptions to our products and a substantial number of our agreements with channel partners are non-exclusive such that those channel partners may offer customers the products of several different companies, including products that compete with ours. Our channel partners may cease marketing or reselling our products with limited or no notice and without penalty. If our channel partners do not effectively sell, market, or deploy our products, choose to promote our competitors' products, or otherwise fail to meet the needs of our customers, our ability to grow our business and sell our products may be adversely affected. In addition, acquisitions of such partners by our competitors could result in a decrease in the number of our current and potential customers, as these partners may no longer facilitate the adoption of our applications by potential customers. Further, some of our partners are or may become competitive with certain of our products and may elect to no longer integrate with our products. If we are unsuccessful in establishing or maintaining our channel partners and system integrators, our ability to compete in the marketplace or to grow our revenue could be impaired, and our results of operations may suffer.

In addition, our service provider partners often provide support to our customers and enter into similar agreements directly with our mutual customers to host our software and/or provide other value-added services. Our agreements and operating relationships with our service provider partners are complex and require a significant commitment of internal time and resources. In addition, our service provider partners are large corporations with multiple strategic businesses and relationships, and thus our business may not be significant to them in the overall context of their much larger enterprise. These partnerships may require us to adhere to outside policies, which may be administratively challenging and could result in a decrease in our ability to complete sales. Even if the service provider partner considers us to be an important strategic relationship, internal processes at these large partners are sometimes difficult and time-consuming to navigate.

We invest significantly in research and development, and to the extent our research and development investments do not translate into new products or material enhancements to our current products, or if we do not use those investments efficiently, our business and results of operations would be harmed.

A key element of our strategy is to invest significantly in our research and development efforts to develop new products and enhance our existing products to address additional applications and markets. For the year ended December 31, 2023, our research and development expense was approximately 24% of our revenue. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling products and generate revenue, if any, from such investment. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced, rendering us unable to recover substantial costs associated with the development of such product. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in our current or future markets, it would harm our business and results of operations.

If we are unable to attract new customers, retain our current customers, or sell additional functionality and services to our existing customers, our revenue growth will be adversely affected.

To increase our revenue, we must continue to attract new customers and increase sales to existing customers. As our market matures, product and service offerings evolve, and competitors introduce lower cost or differentiated products or services that are perceived to compete with our products, our ability to sell our products could be adversely affected. Similarly, our sales could be adversely affected if customers or users within these organizations perceive that features incorporated into competitive products reduce the need for our products or if they prefer to purchase other products that are bundled with products offered by Apple or by other companies, including our partners, that operate in adjacent markets and compete with our products. As a result of these and other factors, we may be unable to attract new customers or increase sales to existing customers, which could have an adverse effect on our business, revenue, gross margins, and other operating results, and accordingly, on the trading price of our common stock.

We must also continually increase the depth and breadth of deployments of our products with our existing customers. While customers may initially purchase a relatively modest number of subscriptions or licenses, it is important to our revenue growth that they later expand the use of our platform by adding additional devices, users, or products. Our ability to retain our customers and increase the amount of subscriptions or support and maintenance contracts our customers purchase could be impaired for a variety of reasons, including customer reaction to changes in the pricing of our products, competing priorities in IT budgets, macroeconomic factors, or the other risks described herein. As a result, we may be unable to renew our subscriptions with existing customers or attract new business from existing customers, which would have an adverse effect on our business, revenue, gross margins, and other operating results, and accordingly, on the trading price of our common stock.

In addition, our ability to sell additional functionality to our existing customers may require more sophisticated and costly sales efforts, with respect to our large enterprise customers, government customers, customers in highly regulated industries, or sales of our security products. See "— Our sales efforts require considerable time and expense."

In order for us to maintain or improve our results of operations, it is important that our customers maintain their subscriptions and renew their subscriptions with us on the same or more favorable terms. Our customers have no obligation to renew their subscriptions or support for our products after the expiration of the terms thereof. Our contracts are typically one year in duration, and in the ordinary course of business, some customers have elected not to renew. In addition, certain of our customers are able to terminate their contracts with us for any or no reason. Our customers may renew for shorter contract subscription lengths, reduce the device count of existing deployments, or cease using certain of our products. Our ability to accurately predict renewal or expansion rates is limited given the diversity of our customer base, in terms of size, industry, and geography. Our renewal and expansion rates may decline or fluctuate as a result of a number of factors, including customer spending levels, customer dissatisfaction with our products, decreases in the number of users at our customers, changes in the type and size of our customers, pricing changes, competitive conditions, the acquisition of our customers by other companies, and general economic conditions. If our customers do not renew their subscriptions or licenses for our products, or if they reduce their subscription amounts at the time of renewal, our revenue and other results of operations will decline and our business will suffer. If our renewal or expansion rates fall significantly below the expectations of the public market, securities analysts, or investors, the trading price of our common stock would likely decline.

Certain estimates of market opportunity and forecasts of market growth included in this Annual Report on Form 10-K may prove to be inaccurate.

This Annual Report on Form 10-K includes our internal estimates of the addressable market for our products. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts in this Annual Report on Form 10-K relating to the size and expected growth of our target market, market demand and adoption, capacity to address this demand, and pricing may also prove to be inaccurate. In particular, our estimates regarding our current and projected market opportunity are difficult to predict. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasted in this Annual Report on Form 10-K, our business could fail to grow at similar rates, if at all.

Our recent growth rates may not be indicative of future growth, and if we do not effectively manage our future growth, our business, operating results, and financial conditions may be adversely affected.

We have experienced, and anticipate that we will continue to experience, significant growth in the size, complexity, and diversity of our business. In future periods, we may not be able to sustain growth consistent with recent history, or at all. Our historical growth rates should not be considered indicative of our future performance and may decline in the future. In future periods, our revenue could grow more slowly than in recent periods or decline for any number of reasons, many of which are out of our control. We also expect our operating expenses to increase in future periods, particularly as we continue to invest in research and development and technology infrastructure, expand our operations globally, develop new products and enhancements for existing products, and as we support our operations. If our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, financial position, and results of operations will be harmed, and we may not be able to achieve or maintain profitability. In addition, the additional expenses we will incur may not lead to sufficient additional revenue to maintain historical revenue growth rates and profitability. The growth and expansion of our business places strain on our management, operational, and financial resources. To manage any future growth effectively, we must continue to improve and expand our IT and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner. Any future growth will continue to add complexity to our organization and require effective coordination throughout our organization in order to develop and expand our infrastructure and business processes at the pace necessary to scale our business. If we fail to effectively manage our future growth, our costs and expenses may increase more than we planned or we may fail to execute on our product roadmap or our business plan, any of which would likely seriously harm our business, operating results, and financial condition.

We derive a substantial portion of our revenue from one product.

For the year ended December 31, 2023, sales of subscriptions to our Jamf Pro product accounted for approximately 60% of our total revenue. We expect these subscriptions to account for a large portion of our total revenue for the foreseeable future. As a result, our operating results could suffer due to:

- any decline in demand for Jamf Pro;

- the failure of our other products to achieve market acceptance;

- the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, Jamf Pro;

- the failure of Jamf Pro to interoperate or integrate with third-party software and services;

- technological innovations or new standards that Jamf Pro does not address;

- sensitivity to current or future prices offered by us or our competitors; and

- our inability to release enhanced versions of Jamf Pro on a timely basis.

Our inability to renew or increase sales of subscriptions to our products or market and sell additional products and functionality, or a decline in prices of our platform subscription levels, would harm our business and operating results more seriously than if we derived more revenue from a greater variety of products. In addition, if the market for Jamf Pro grows slower than anticipated, or if demand for our other products does not grow as quickly as anticipated, whether as a result of competition, pricing sensitivities, product obsolescence, technological change, unfavorable economic conditions, uncertain geopolitical environment, budgetary constraints of our customers, or other factors, our business, results of operations, and financial condition would be adversely affected.

We may need to change our pricing models to compete successfully.

The intense competition we face in the sales of our products and services and general economic and business conditions can put pressure on us to change our prices. If our competitors offer deep discounts on certain products or services or develop products that the marketplace considers more valuable than ours, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes may reduce margins and could adversely affect operating results. Our competitors may offer lower pricing on their support offerings, which could put pressure on us to further discount our offerings. In addition, some of our competitors offer free or significantly discounted product offerings to our customers in order to incentivize switching from our products to such competitor's products, or to otherwise enter the Apple ecosystem. This may require us to offer discounts or other incentives to keep such customers, and we may not be able to match free product offerings or significant discounts offered by these competitors. This may result in customers choosing such competitor's products instead of ours. In addition, our suppliers and partners may increase their pricing for a variety of reasons, such as recent inflationary pressures. There is no guarantee we would be able to offset such cost increases, if at all, which could reduce our expected margins. We also must determine the appropriate price of our offerings and services to enable us to compete effectively internationally. Our prices may also change because of discounts, a change in our mix of products toward subscription, enterprise-wide licensing arrangements, bundling of products, features and functionality by us or our competitors, anticipation of the introduction of new products, or promotional programs for customers or channel partners. In response to macroeconomic conditions, we may be required to offer deeply discounted pricing, adopt new pricing models, and offer extended payment terms in order to attract new and retain existing customers, which could have a material adverse impact on our liquidity and financial condition.

Any broad-based change to our prices and pricing policies could cause our revenue to decline or be delayed as our sales force implements and our customers adjust to new pricing policies. We or our competitors may bundle products for promotional purposes or as a long-term go-to-market or pricing strategy or provide guarantees of prices and product implementations. These practices could, over time, significantly constrain the prices that we can charge for certain of our products. If we do not adapt our pricing models to reflect changes in customer use of our products or changes in customer demand, our revenue could decrease.

Disruptions, capacity limitations, or interference with our use of the data centers operated by third-party providers that host our cloud services, including AWS, could result in delays or outages of our cloud service and harm our business.

We currently host our cloud service from third-party data center facilities operated by AWS from several global locations. Any damage to, failure of, or interference with our cloud service that is hosted by AWS, or by third-party providers we may utilize in the future, whether as a result of our actions, actions by the third-party data centers, actions by other third parties, or catastrophic events, could result in interruptions in our cloud service and/or the loss of our or our customers' data. While the third-party data centers host the server infrastructure, we manage the cloud services through our site reliability engineering team, and we need to support version control, changes in cloud software parameters, and the evolution of our products, all in a multi-OS environment. As we utilize third-party data centers, we may move or transfer our data and our customers' data from one region to another. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. Many of our customer agreements contain contractual service level commitments to maintain uptime of at least 99.9% for our cloud services, and if we, AWS, or any other third-party data center facilities that we may utilize fail to meet these service level commitments, we may have to issue credits to these customers, which could adversely affect our operations. Impairment of, or interruptions in, our cloud services may reduce our subscription revenue, subject us to claims and litigation, cause our customers to terminate their subscriptions, and adversely affect our subscription renewal rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our services are unreliable. Additionally, any limitation of the capacity of our third-party data centers could impede our ability to scale, onboard new customers, or expand the usage of existing customers, which could adversely affect our business, financial condition, and results of operations. In addition, our customers' satisfaction with our offerings is dependent in part upon their perceptions and satisfaction with our cloud infrastructure service providers. Dissatisfaction with such providers could damage our relationships with customers and/or result in the loss of customers across one or more of our products.

We do not control, or in some cases have limited control over, the operation of the data center facilities we use, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They may also be subject to cyberattacks, computer viruses, disabling devices, break-ins, sabotage, intentional criminal acts, acts of vandalism, and similar misconduct and to adverse events caused by operator error. Despite precautions taken at these facilities, the occurrence of a natural disaster, cybersecurity event, an act of terrorism, war, or other catastrophic event, a decision to close the facilities without adequate notice, or other unanticipated problems at these facilities could result in lengthy interruptions in our service and the loss of customer data and business. We may also incur significant costs for using alternative equipment or facilities or taking other actions in preparation for, or in reaction to, any such events.

In the event that any of our agreements with our third-party service providers are terminated, there is a lapse or elimination of any services or features that we utilize or there is an interruption of connectivity or damage to facilities, whether due to actions outside of our control or otherwise, we could experience interruptions or delays in customer access to our platform and incur significant expense in developing, identifying, obtaining, and/or integrating replacement services, which may not be available on commercially reasonable terms or at all, and which would adversely affect our business, financial condition, and results of operations.

We provide service-level commitments under our subscription agreements. If we fail to meet contractual commitments for service level commitments or quality of professional services, we could be obligated to provide credits for future service or face subscription termination with refunds of prepaid amounts, which would lower our revenue and harm our business, results of operations, and financial condition.

Many of our subscription agreements contain service-level commitments. If we are unable to meet the stated service-level commitments, including failure to meet the uptime and delivery requirements under our customer subscription agreements, we may be contractually obligated to provide these customers with service credits, which could significantly affect our revenue in the periods in which the uptime or delivery failure occurs and the credits are applied. We could also face subscription terminations, which could significantly affect both our current and future revenue. In addition, if the quality of our professional services does not meet contractual requirements, we may be required to re-perform the services at our expense or refund amounts paid for the services. Any failure to meet these contractual commitments could also damage our reputation, which could also adversely affect our business and results of operations.

If we fail to maintain, enhance, or protect our brand, our ability to expand our customer base will be impaired and our business, financial condition, and results of operations may suffer.

We believe that maintaining, enhancing, and protecting the Jamf brand, including Jamf Nation, is important to support the marketing and sale of our existing and future products to new customers and expand sales of our products to existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining, enhancing, and protecting our brand will depend largely on our ability to: develop and deploy effective marketing efforts; provide reliable products that continue to meet the needs of our customers at competitive prices; maintain our customers' trust; continue to develop new functionality and use cases; successfully differentiate our products and product capabilities from competitive products; and obtain, maintain, protect, and enforce trademark and other intellectual property protection for our brand. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. In addition, independent industry analysts provide reviews of our platform, as well as products and services offered by our competitors, and perception of our platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors' products and services, our brand may be adversely affected. If we fail to successfully promote, maintain, or protect our brand, our business, financial condition, and results of operations may suffer.

We may lose key personnel, and may be unable to attract and retain employees we need to support our operations and growth.

We depend on the continued services of key personnel, including our senior management team. From time to time, there may be changes in our senior management team. In the last two years, we have hired (including via internal promotions) a new Chief Executive Officer, Chief Financial Officer, Chief Sales Officer, and Chief People Officer, among other leadership changes. We generally do not have fixed-term employment agreements with our employees, and, therefore, they could terminate their employment with us at any time without penalty. While we enter into non-compete agreements where permissible, not all jurisdictions permit such agreements, and regardless of the jurisdiction, our key personnel could still pursue employment opportunities with other parties, including, potentially any of our competitors and there are no assurances that our non-compete agreements with any such key personnel would be enforceable in a cost effective manner, if at all. Additionally, our non-compete periods expire, at which time key personnel could work for any of our competitors. In such event, we would be unable to prevent our current employees and other personnel formerly employed by us from competing with us, potentially resulting in the loss of some of our business. The loss of key personnel, including members of management and key engineering, product development, marketing, and sales personnel, could disrupt our operations, adversely impact employee retention and morale, and seriously harm our business.

Competition for highly qualified personnel is intense, especially for experienced design and software development engineers and sales professionals. In recent years, recruiting, hiring, and retaining employees with expertise in our industry and in the geographies where we operate has become increasingly difficult as the demand for software professionals, particularly in certain geographic areas where we operate, has increased as a result of the numerous technology, software, and other companies requiring these talents, particularly in tight labor markets. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, the recent move by companies, including us, to offer a remote or hybrid work environment has resulted in increased competition for qualified personnel and wage inflation in certain markets. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached certain legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Also, some of our employees have become, or will soon become, vested in a substantial amount of equity awards, which may give them a substantial amount of personal wealth. This may make it more difficult for us to retain and motivate these employees, and this wealth could affect their decision about whether or not they continue to work for us. Any failure to successfully attract, integrate, or retain qualified personnel to fulfill our current or future needs could adversely affect our business, results of operations, and financial condition.

In January 2024, we announced a workforce reduction plan intended to reduce operating costs, improve operating margins, and continue advancing our ongoing commitment to profitable growth. The workforce reduction plan is expected to impact approximately 6% of the Company's full-time employees. We expect that the execution of the workforce reduction plan will be substantially complete by the end of the second quarter of 2024, subject to local law and consultation requirements. This workforce reduction plan, or any similar actions taken in the future, could negatively impact our ability to attract, integrate, retain, and motivate key employees.

In addition, we believe that our corporate culture has been a critical component to our success and that our culture creates an environment that drives and perpetuates our overall business strategy. As our organization has grown and expanded globally, and as our workplace plans have developed (including, for example, the workforce reduction plan), we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture and effectively manage our global, hybrid workforce. Over time, our hybrid work model may decrease the cohesiveness of our teams and our ability to maintain our culture, both of which are critical to our success. Any failure to preserve our culture could negatively affect our future success, including our ability to recruit and retain personnel and effectively focus on and pursue our business strategy.

If Jamf Nation does not continue to thrive as we grow and expand our business, or if content posted on Jamf Nation is inaccurate, incomplete, or misleading, our business could be adversely affected.

Jamf Nation provides a critical support function for our products and solutions. We allow users of Jamf Nation to post content directly. While we monitor such posts, we cannot control what users post. As a result, we can provide no assurance that users of Jamf Nation will continue to provide support by responding to questions with respect to our existing products and solutions, or any new products and solutions we may develop as we grow and expand our business. Moreover, as we further expand our business into new geographies, we can provide no assurance that Jamf Nation users will provide support for any issues specific to those jurisdictions or in relevant languages. In addition, because we cannot control what users post, users may post content that may be inaccurate, incomplete, or misleading, or that infringes, misappropriates, or otherwise violates third-party intellectual property or proprietary rights. It may take us time to correct any inaccuracies or remove such posts, and we can provide no assurance that we will successfully correct or remove all posts that are inaccurate or that allege to infringe, violate, or misappropriate third-party intellectual property or proprietary rights. As a result, customers relying on Jamf Nation for support for our products and solutions may suffer harm if the advice in a post is inaccurate, does not provide a thorough explanation, or is inconsistent with our best practices or intended use of our products, which could in turn damage our reputation and cause customers to lose faith in Jamf Nation. Any of these factors could adversely affect our reputation and/or confidence in Jamf Nation and could have a material adverse effect on our business, results of operations, and financial condition.

If we fail to offer high-quality support, our business and reputation could suffer.

Our customers rely on our customer support personnel to resolve issues and realize the full benefits that our products provide. High-quality support is also important for the renewal and expansion of our subscriptions with existing customers. The importance of our support function will increase as we expand our business and pursue new customers. Our sales process is dependent on our product and business reputation and on positive recommendations, referrals, and peer promotions from our existing customers. Many of our enterprise customers, particularly large enterprise customers, have complex networks and require high levels of focused support, including premium support offerings, to fully realize the benefits of our products. Any failure by us to maintain the expected level of support could reduce customer satisfaction and hurt our expansion and customer retention, particularly with respect to our large enterprise customers.

Furthermore, as we sell our products internationally, our support organization faces additional challenges, including those associated with delivering support, training, and documentation in languages other than English. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality support, could materially harm our reputation, business, financial condition, and results of operations, and adversely affect our ability to sell our products to existing and prospective customers. The importance of high-quality customer support will increase as we expand our business and pursue new customers.

Existing and future acquisitions, divestitures, strategic investments, or partnerships could be difficult to identify and integrate, divert the attention of key personnel, disrupt our business, dilute shareholder value, and adversely affect our business, operating results, and financial condition.

As part of our business strategy, we have in the past and expect to continue to make investments in and/or acquire complementary companies, services, products, technologies, or talent. We have completed several acquisitions in recent years, including our acquisition of dataJAR in July 2023. We have also invested in certain privately held companies through our Jamf Ventures fund. Our ability as an organization to acquire and integrate or invest in other companies, services, or technologies in a successful manner is not guaranteed.

In the future, we may not be able to find suitable acquisition or investment candidates, and we may not be able to complete such acquisitions or investments on favorable terms, if at all. If we do complete acquisitions or investments, we may not ultimately strengthen our competitive position or ability to achieve our business objectives, and any acquisitions or investments we announce or complete could be viewed negatively by our customers or investors. In addition, if we are unsuccessful at integrating existing and future acquisitions, or the technologies and personnel associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, causing unanticipated write-offs or accounting charges. We may acquire development stage companies that are not yet profitable, and that require continued investment, which could adversely affect our results of operations and liquidity, thereby reducing our cash available for other corporate purposes. Additionally, integrations could take longer than expected, or if we move too quickly in trying to integrate an acquisition, strategic investment, partnership, or other alliance, we may fail to achieve the desired efficiencies.

We have, and may in the future have to incur debt or issue equity securities to pay for any such transaction, each of which could adversely affect our financial condition and the market price of our common stock. The sale of equity to finance such transactions or issuance of equity awards to new employees could result in dilution to our shareholders, which depending on the size of the target, may be significant. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

Additional risks we may face in connection with such transactions include, among others:

• disruptions to management focus on day-to-day responsibilities and ongoing operations;

• inherent uncertainties in valuation models;

• reductions in cash available for operations and other uses;

• challenges with implementing adequate and appropriate controls, procedures, and policies in acquired businesses;

- increased exposure to risks related to foreign operations due to the increase in our employee presence outside the U.S.;

- potential difficulties in completing projects associated with IPR&D of acquired businesses;

- retention of key personnel from acquired companies;

- changes in relationships with strategic partners or the loss of any key customers or partners as a result of product acquisitions or strategic positioning resulting from any such transaction;

- liability for pre-acquisition activity, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities;

- litigation or other claims resulting from any such transaction, including claims from terminated employees, customers, current and former stockholders, or other third parties;

- risks relating to the challenges and costs of closing a transaction, including completion of customary closing conditions for each transaction (such as obtaining applicable regulatory and stockholder approvals); and

- failure to achieve the expected benefits of any such transaction, including the need to later divest acquired assets at a loss if a transaction does not meet our expectations.

We may not be able to respond to rapid technological changes with new products and services offerings. If we fail to predict and respond rapidly to evolving technological trends and our customers' changing needs, we may not be able to remain competitive.

Our market is characterized by rapid technological change, changing customer needs, frequent new software product introductions, and evolving industry standards. The introduction of third-party products embodying new technologies and the emergence of new industry standards and Apple operating systems and products could make our existing and future software products obsolete and unmarketable. We may not be able to develop updated products and services that keep pace with these and other technological developments that address the increasingly sophisticated needs of our customers or that meet new industry standards or interoperate with new or updated operating systems and hardware devices. We may also fail to adequately anticipate and prepare for the commercialization of emerging technologies and the development of new markets and applications for our technology and thereby fail to take advantage of new market opportunities or fall behind early movers in those markets. Our customers require that our products effectively identify and respond to these challenges on a timely basis without disrupting the performance of our customers' IT systems or interrupting their operations. As a result, we must continually modify and improve our offerings in response to these changes on a timely basis. If we are unable to evolve our products in time to respond to and remain ahead of new technological developments, our ability to retain or increase market share and revenue in our markets could be materially adversely affected.

Our ability to expand sales of our products depends on several factors, including potential customer awareness of our products; the timely completion, introduction, and market acceptance of enhancements to our products or new products that we may introduce; our ability to attract, retain, and effectively train inside and field sales personnel in a hybrid work environment; our ability to develop or maintain integrations with partners; the effectiveness of our marketing programs; and the costs of our products and the success of our competitors. If we are unsuccessful in developing and marketing our products, or if organizations do not perceive or value the benefits of our products, the market for our products might not continue to develop or might develop more slowly than we expect, either of which would harm our growth prospects and operating results.

In addition, the process of developing new technology is complex and uncertain, and if we fail to accurately predict customers' changing needs and emerging technological trends, our business could be harmed. We believe that we must continue to dedicate significant resources to our research and development efforts, including significant resources to developing new products and product enhancements before knowing whether the market will accept them. Our new products and product enhancements could fail to attain sufficient market acceptance for many reasons, including:

- the failure to accurately predict market or customer demands;

- defects, errors, or failures in the design or performance of our new products or product enhancements;

- negative publicity about the performance or effectiveness of our products;

- the introduction or anticipated introduction of competing products by our competitors; and

- the perceived value of our products or enhancements relative to their cost.

Our competitors, particularly those with greater financial and operating resources, may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. With the introduction of new technologies, the evolution of our products and new market entrants, we expect competition to intensify in the future. For example, as we expand our focus into new use cases or other product offerings beyond our existing product portfolio, we expect competition to increase. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses, or the failure of our products to achieve or maintain more widespread market acceptance.

The development and use of generative AI and ML technologies in our platform and our business, as well as our potential failure to effectively implement, use, and market these technologies, may result in reputation harm or liability, or could otherwise adversely affect our business.

We have incorporated and may continue to incorporate AI/ML solutions and features into our platform, and otherwise within our business, and these solutions and features may become more important to our operations or to our future growth over time. There can be no assurance that we will realize the desired or anticipated benefits from AI/ML, or at all, and we may fail to properly implement or market our AI/ML solutions and features. Our competitors or other third parties may incorporate AI/ML into their products, offerings, and solutions more quickly or more successfully than we do, which could impair our ability to compete effectively, and adversely affect our results of operations. Additionally, our AI/ML solutions and features may expose us to additional claims, demands, and proceedings by private parties and regulatory authorities and subject us to legal liability as well as brand and reputational harm. For example, the AI/ML models that we use are trained using various data sets, and if our models are incorrectly designed, the data we use to train them is incomplete or inadequate, or we do not have sufficient rights to use the data on which our models rely, the performance of our AI/ML solutions and features, as well as our reputation, could suffer or we could incur liability through the violation of contractual or regulatory obligations. The legal, regulatory, and policy environments around AI/ML are evolving rapidly, and we may become subject to new legal and other obligations in connection with our use of AI/ML, which could require us to make significant changes to our policies and practices, necessitating expenditure of significant time, expense, and other resources.

We are in a highly competitive market, and competitive pressures from existing and new companies, including as a result of consolidation in our market, may harm our business, revenue, growth rates, and market share.

Our products seek to serve multiple markets, and we are subject to competition from a wide and varied field of competitors. Our established competitors may have greater name recognition, longer operating histories, and significantly greater resources, which allows them to respond more quickly and effectively to new or changing opportunities or challenges, technologies, operational requirements, and industry standards. Our competitors who are new or early stage entrants to the market may have more nimble operations due to having fewer products and less overhead and may be willing to take legal and operational risks, which allows them to launch products and meet customer demand more quickly and efficiently. Regardless of size, our current and potential competitors may develop, market, and sell new products with comparable functionality to our platform, which could cause us to lose customers, slow the rate of growth of new customers, and/or cause us to decrease our prices to remain competitive, which could harm our business. In addition, some of our competitors may be able to leverage their relationships with customers based on an installed base of products or to incorporate functionality into existing products to gain business in a manner that discourages customers from including us in competitive bidding processes, evaluating, and/or purchasing our products. They have done this in the past, and may in the future do this, by selling at zero or negative margins, through product bundling, or through enterprise license deals. Some potential customers, especially Global 2000 Companies, have already made investments in, or may make investments in, substantial personnel and financial resources and established deep relationships with these much larger enterprise IT vendors, which may make them reluctant to evaluate our products or work with us regardless of product performance or features. Potential customers may prefer to purchase a broad suite of products from a single provider, or may prefer to purchase products from an existing supplier rather than a new supplier, regardless of performance or features. In addition, some of our current or potential customers may elect to develop their own internal applications for their Apple deployment needs.

With the recent increase in merger and acquisition transactions in the technology industry, particularly transactions involving cloud-based technologies, we may face increased competitive pressures in the future as a result of industry consolidation. Strategic or financial buyers, including our existing competitors, could acquire one or more of our competitors and provide alternative products that compete more effectively against us. In addition, Apple could choose to develop competing technology, leverage its existing offerings, and/or acquire one or more of our competitors and standardize those competing offerings for a particular Apple product line or use case, which could reduce or eliminate the utility of our products for that product line or use case. See "— Changes in our continued relationship with Apple may have an impact on our success" for more information. As a result of any such industry consolidation, including by Apple, our competitive position and our ability to retain or increase market share and revenue in our markets could be materially adversely affected.

For all of these reasons and others we cannot anticipate today, we may not be able to compete successfully against our current and future competitors, which could harm our business, results of operations, and financial condition.

Our customers face numerous competitive challenges, which may materially adversely affect their business and ours.

Our customers include enterprises in a broad range of industries, including financial services, government, healthcare, legal, manufacturing, professional services, retail, technology, and telecommunications. Factors adversely affecting our customers may also adversely affect us. These factors include:

- recessionary periods in our customers' markets;

- the impact of inflationary conditions on our customers' budgets and financial condition;

- the inability of our customers to adapt to rapidly changing technology and evolving industry standards, which may contribute to short product life cycles or shifts in our customers' strategies;

- regulation changes in our customers' respective industries;

- the inability of our customers to develop, market, or gain commercial acceptance of their products, some of which are new and untested;

- the potential that our customers' products become commoditized or obsolete;

- loss of business or a reduction in pricing power experienced by our customers;

- the emergence of new business models or more popular products and shifting patterns of demand; and

- a highly-competitive consumer products industry, which is often subject to shorter product lifecycles, shifting end-user preferences, and higher revenue volatility.

If our customers are unsuccessful in addressing these competitive challenges, their businesses may be materially adversely affected, reducing the demand for our services, or decreasing our revenue, each of which could adversely affect our ability to cover fixed costs and our gross profit margins and results of operations.

Our sales efforts require considerable time and expense.

The timing of our sales can be difficult to predict. We and our channel partners are often required to spend significant time and resources to better educate and familiarize potential customers with the value proposition of our products. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce a sale. Customers often view the purchase of our products as a strategic decision and significant investment. As a result, our customers frequently require considerable time to evaluate, test, and qualify our products prior to purchasing them, and we often need to target the senior personnel that typically make these purchasing decisions, such as CIOs and CISOs and line-of-business leaders. In particular, large enterprises, government entities, customers that are purchasing our security products, and customers in highly regulated industries often undertake an extensive evaluation process that further lengthens our sales cycle. During the sales cycle, we expend significant time and money on sales and marketing and contract negotiation activities, which may not result in a sale. Additional factors that may influence the length and variability of our sales cycle include:

- the discretionary nature of purchasing and budget cycles and decisions;

- impacts on customers' business, cash flows, and financial condition as a result of macroeconomic conditions;

- lengthy purchasing approval processes;

- the mix of products considered by our customers;

- the industries in which our customers operate;

- the evaluation of competing products during the purchasing process;

- time, complexity, and expense involved in replacing existing products;

- announcements or planned introductions of new products, features, or functionality by our competitors or of new products or offerings by us; and

- evolving functionality demands.

If our efforts in pursuing sales and customers are unsuccessful, or if our sales cycles lengthen, our revenue could be lower than expected, which would adversely affect our business, results of operations, or financial condition.

If we do not effectively develop and expand our sales and marketing capabilities, we may be unable to add new customers or increase sales to our existing customers, and our business could be adversely affected.

We depend on our sales and marketing capabilities to obtain new customers and increase sales with existing customers. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, and retaining sufficient numbers of sales and marketing personnel, particularly in international markets. There is competition for sales and marketing personnel with the skills and technical knowledge that we require. New hires require training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. Furthermore, hiring sales and marketing personnel in new countries, or expanding our existing presence, requires upfront and ongoing expenditures that we may not recover if the sales personnel fail to achieve full productivity. We cannot predict whether, or to what extent, our sales will increase as we expand our sales and marketing capabilities or how long it will take for new hires to become productive. If we are unable to hire and train a sufficient number of effective sales and marketing personnel, or the sales and marketing personnel we hire are not successful in obtaining new customers or increasing sales to our existing customer base, our business and results of operations could be adversely affected.

We rely, in part, upon free trials of our products and other inbound lead-generation strategies to drive our sales and revenue. If these strategies fail to continue to generate sales opportunities or trial users do not convert into paying customers, our business and results of operations would be harmed.

We rely, in part, upon our marketing strategy of offering free trials of our products and other inbound, lead-generation strategies to generate sales opportunities. Many of our customers start with the free trial version of our products. These strategies may not be successful in continuing to generate sufficient sales opportunities necessary to increase our revenue. Many early users never convert from the trial version of a product to a paid version of such product. Further, we often depend on individuals within an organization who initiate the trial versions of our products being able to convince decision makers within their organization to convert to a paid version. Many of these organizations have complex and multi-layered purchasing requirements. To the extent that these users do not become, or are unable to convince others to become, paying customers, we will not realize the intended benefits of this marketing strategy, and our ability to grow our revenue will be adversely affected.

We have indemnity provisions under our contracts with our customers, channel partners, and other third parties, which could have a material adverse effect on our business.

In our agreements with customers, channel partners, and other third parties, we typically agree to indemnify them for losses related to claims by third parties of intellectual property infringement, misappropriation, or other violation. Additionally, from time to time, customers require us to indemnify them for breach of confidentiality or violation of applicable law, among other things. Although we normally seek to contractually limit our liability with respect to such obligations, some of these agreements provide for uncapped liability and the existence of any dispute may have adverse effects on our customer relationships and reputation, and we may incur substantial liability related to them. In addition, provisions regarding limitation of liability in our agreements with customers, channel partners, or other third parties may not be enforceable in some circumstances or jurisdictions or may not protect us from claims and related liabilities and costs. We maintain insurance to protect against certain types of claims associated with the use of our products, but our insurance may not adequately cover any such claims and may not continue to be available to us on acceptable terms or at all. If any such indemnification obligations are triggered, we could face substantial liabilities or be forced to make changes to our products, enter into license agreements, which may not be available on commercially reasonable terms or at all, or terminate our agreements with customers, channel partners, and other third parties and provide refunds. In addition, even claims that ultimately are unsuccessful could result in expenditures of management's time and other resources. Furthermore, any legal claims from customers and channel partners could result in reputational harm and the delay or loss of market acceptance of our products.

Risks Related to Our Intellectual Property and IT Systems

If we or our third-party service providers suffer a cybersecurity event, our reputation may be harmed, we may lose customers, and we may incur significant liabilities, any of which would harm our business and operating results.

Cyberattacks, computer malware, viruses, social engineering (including phishing and ransomware attacks), and general hacking are becoming more prevalent and more sophisticated in our industry, and we may in the future become the target of third parties seeking unauthorized access to our confidential or sensitive information or that of our customers or partners. While we have security measures in place designed to protect our and our customers' confidential and sensitive information and prevent data loss, these measures cannot provide absolute security and may not be effective to prevent a security breach, including as a result of employee error, theft, misuse, or malfeasance, third-party actions, unintentional events, or deliberate attacks by cyber criminals, any of which may result in someone obtaining unauthorized access to our customers' data, our data, our intellectual property, and/or our other confidential or sensitive business information. In addition, third parties may attempt to fraudulently induce employees, contractors, or users to disclose information, including user names and passwords, to gain access to our customers' data, our data, or other confidential or sensitive information, and we may be the target of email scams that attempt to acquire personal information or company assets. Because techniques used to sabotage or obtain unauthorized access to systems change frequently, have increased in sophistication, and generally are not recognized until successfully launched against a target, we may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative measures. Furthermore, our solutions may not help detect situations in which a valid user identity has been compromised, for example as part of a sophisticated cyberattack. We devote significant financial and personnel resources to implement and maintain security measures; however, these resources may not be sufficient, and as cybersecurity threats develop, evolve, and grow more complex over time, it may be necessary to make significant further investments to protect our data and infrastructure.

We rely on certain third-party software vendors to operate our business, including identity and access management, payment processing, and hosting services; however, our ability to monitor our third-party service providers' data security is limited. Because we do not control our third-party service providers, or the processing of data by our third-party service providers, we cannot ensure the integrity or security of measures they take to protect and prevent unauthorized, accidental, or unlawful access or loss of our data or our customers' data.

A security breach suffered by us or our third-party service providers, an attack against our service availability, any unauthorized, accidental, or unlawful access or loss of data, or the perception that any such event has occurred, could result in a disruption to our service, litigation, an obligation to notify regulators and affected individuals, the triggering of service availability, indemnification and other contractual obligations, regulatory investigations, government fines and penalties, reputational damage, loss of investor confidence, loss of sales and customers, mitigation and remediation expenses, and other significant costs and liabilities. In addition, we may incur significant costs and operational consequences of investigating, remediating, eliminating, and putting in place additional tools and devices designed to prevent future actual or perceived security incidents, as well as the costs to comply with any notification or other obligations resulting from any security incidents. We also cannot be certain that our existing insurance coverage will cover any indemnification claims against us relating to any security incident or breach, will be available in sufficient amounts to cover the potentially significant losses that may result from a security incident or breach, will continue to be available on acceptable terms or at all, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition, and results of operations. Further, if a high profile security breach occurs with respect to any Apple operating systems, our customers and potential customers may lose trust in our products generally in addition to any Apple operating system products, such as ours in particular. Further, ransomware attacks are becoming increasingly frequent and severe, and we may be unwilling or unable to make ransom payments due to, among other things, applicable laws or regulations prohibiting such payments.

We cannot assure you that our products or hosted services will not be subject to cyberattacks, or other security incidents, especially in light of the rapidly changing security threat landscape that our products and hosted services seek to address. Due to a variety of both internal and external factors, including, without limitation, defects or misconfigurations of our products, our products could become vulnerable to security incidents (both from intentional attacks and accidental causes). In addition, because the techniques used by computer hackers to access or sabotage networks and endpoints change frequently, are increasing in sophistication, and generally are not recognized until launched against a target, there is a risk that advanced attacks could emerge that attack our software that we are unable to detect or prevent until after some of our customers are affected.

If our cybersecurity products fail to detect a security incident, there could potentially be claims against us for such security incident, which could require us to pay damages and could hurt our reputation, whether or not the security incident was the fault of our products. There also has been increased regulatory scrutiny from the SEC with respect to adequately disclosing risks concerning cybersecurity. Such scrutiny from the SEC increases the risk of investigations into the cybersecurity practices and related disclosures of companies within its jurisdiction, which uniquely affects public companies like ours that do business in cybersecurity and adjacent markets.

Further, our customers and their service providers administer access to their data and systems. We offer tools and support for what we believe are best practices to maintain security utilizing our services; however, our customers are ultimately responsible for the administration and control of their information systems and they are not required to utilize those tools or follow our suggested practices or those of their other software vendors. Further, vulnerabilities in open source or any proprietary or third-party integrations can persist even after security patches have been issued if customers have not installed the most recent updates, or if the attackers exploited the vulnerabilities before patching was complete. As a result, a customer may suffer a cybersecurity event on its own systems, unrelated to our own, and a malicious actor could obtain access to the customer's information held on our system. Even if such a breach is unrelated to our own security programs or practices, or if the customer failed to adequately protect our products, that breach could result in our incurring significant economic and operational costs in investigating, remediating, eliminating, and putting in place additional tools and devices to further protect our customers from their own vulnerabilities, and could also result in reputational harm to us. Any of these negative outcomes could adversely affect the market perception of our platform and customer and investor confidence in our company, and would adversely affect our business, operating results, and financial condition. We have accordingly increased our investments in protective measures and risk mitigation strategies, but we cannot guarantee that our efforts, or the efforts of those upon whom we rely and partner with, will be successful in preventing any such cybersecurity incidents. Protecting our own assets has become more expensive from a dollar investment and time perspective, which we expect will continue to increase in the future.

Real or perceived errors, failures, or bugs in our products could adversely affect our business, results of operations, financial condition, and growth prospects.

Our products are complex, and therefore, undetected errors, failures, bugs, or defects may be present in our products or occur in the future in our products, our technology or software or, technology or software we license in from third parties, including open source software, especially when updates or new products are released. Such software and technology is used in IT environments with different operating systems, system management software, devices, databases, servers, storage, middleware, custom and third-party applications, and equipment and networking configurations, which may cause errors, failures, bugs, or defects in the IT environment into which such software and technology is deployed. This diversity increases the likelihood of errors, failures, bugs, or defects in those IT environments. Despite testing by us, real or perceived errors, failures, bugs, or defects may not be found until our customers use our products. Real or perceived errors, failures, bugs, or defects in our products could result in negative publicity, loss of or delay in market acceptance of our products and harm to our brand, loss of investor confidence, weakening of our competitive position, claims by customers for losses sustained by them, or failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any real or perceived errors, failures, bugs, or defects in our products could also impair our ability to attract new customers, retain existing customers, or expand their use of our products, which would adversely affect our business, results of operations, and financial condition.

We may also be subject to liability claims for damages related to real or perceived errors, failures, bugs, or defects in our products. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our products may harm our business and results of operations. Finally, since some our customers use our products for compliance reasons, any errors, failures, bugs, defects, disruptions in service, or other performance problems with our products may damage our customers' business and could hurt our reputation.

If there are interruptions or performance problems associated with our technology or infrastructure, our existing customers may experience service outages, and our new customers may experience delays in the deployment of our products.

Our continued growth depends on the ability of our existing and potential customers to access our products and applications 24 hours a day, seven days a week, without interruption or degradation of performance. We may in the future experience disruptions, outages, and other performance problems with our infrastructure due to a variety of factors, including infrastructure changes, introductions of new functionality, service interruptions from our hosting or technology partners, human or software errors, capacity constraints, distributed denial of service attacks, or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems immediately or in short order. We may not be able to maintain the level of service uptime and performance required by our customers or our contractual commitments, especially during peak usage times and as our products become more complex and our user traffic increases. If any of our products malfunction or if our customers are unable to access our products or deploy them within a reasonable amount of time, or at all, our business would be harmed. The adverse effects of any service interruptions on our reputation and financial condition may be disproportionately heightened due to the nature of our business and the fact that our customers expect continuous and uninterrupted access to our products and have a low tolerance for interruptions of any duration. Since our customers may rely on our products to secure their Apple products and systems, and because customers use our products to assist in necessary business and service interactions and to support customer and client-facing applications, any outage on our products would impair the ability of our customers to operate their businesses and provide necessary services, which would negatively impact our brand, reputation, and customer satisfaction.

If Apple experiences service outages, such failure could interrupt our customers' access to our services, which could adversely affect their perception of our products' reliability and our revenue. Additionally, customers may attribute Apple service outages to our products, which may harm our reputation and cause our customers to ask us for assistance with these outages that are outside of our control. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our products. In the future, these services may not be available to us on commercially reasonable terms, or at all. If we do not accurately predict our infrastructure capacity requirements, our customers could experience service shortfalls. We may also be unable to effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology.

Any of the above circumstances or events may harm our reputation, cause customers to terminate their agreements with us, impair our ability to obtain subscription renewals from existing customers, impair our ability to grow our customer base, result in the expenditure of significant financial, technical, and engineering resources, subject us to financial penalties and liabilities under our service level agreements, and otherwise could adversely affect our business, results of operations, and financial condition.

We are subject to stringent and changing privacy laws, regulations, and standards, information security policies, and contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our business.

As a global company, Jamf is subject to global data protection, privacy, and security laws, regulations, and codes of conduct that apply to our various business units and data processing activities. Laws such as the GDPR in Europe, and new and emerging state laws in the U.S. on privacy, data, and related technologies, such as the CCPA and CPRA, as well as industry self-regulatory codes, create new compliance obligations and expand the scope of potential liability, either jointly or severally with our customers, partners, and suppliers. While we have invested in readiness to comply with applicable requirements, the dynamic and evolving nature of these laws, regulations, and codes, as well as their interpretation by regulators and courts, may affect our ability (and our customers' ability) to reach current and prospective customers, to respond to customer requests under the laws (such as individual rights of access, correction, and deletion of their personal information), and to implement our business models effectively. These requirements, among others, may impact demand for our platform and force us to bear the burden of more onerous obligations in our contracts.

Transferring personal information across international borders is complex and subject to legal and regulatory requirements as well as active litigation and enforcement in a number of jurisdictions around the world, each of which could have an adverse impact on our ability to process and transfer personal data as part of our business operations. For example, European data transfers outside the European Economic Area are highly regulated and litigated. The mechanisms that we and many other companies rely upon for European data transfers (for example, Standard Contractual Clauses and the EU — U.S. Data Privacy Framework) are the subject of legal challenge, regulatory interpretation, and judicial decisions by the Court of Justice of the EU. The suitability of Standard Contractual Clauses for data transfer in some scenarios has recently been the subject of legal challenge, and while the U.S. and the EU reached agreement on the EU — U.S. Data Privacy Framework, there are also legal challenges to that data transfer mechanism. We continue to monitor developments related to valid transfer mechanisms available for transferring personal data outside the European Economic Area (including the Trans-Atlantic Data Privacy Framework) and other countries that have similar trans-border data flow requirements and adjust our practices accordingly. The open judicial questions and regulatory interpretations related to the validity of transfers using Standard Contractual Clauses have resulted in some changes in the obligations required to provide our services in the EU and could expose us to potential sanctions and fines for non-compliance. In addition, certain jurisdictions have imposed data localization laws that may, for example, require personal information of citizens to be collected, stored, and modified only within that country.

We publicly post documentation regarding our practices concerning the collection, processing, use, and disclosure of data. Although we endeavor to comply with our published policies and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with laws in other jurisdictions, our existing data management practices, or the features of our products and product capabilities. We therefore cannot yet fully determine the impact these or future laws, rules, regulations, and industry standards may have on our business or operations. Any failure or perceived failure by us, or any third parties with which we do business, to comply with our posted privacy policies, changing consumer expectations, evolving laws, rules and regulations, industry standards, or contractual obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time, and other resources or the imposition of significant fines, penalties, or other liabilities. In addition, any such action, particularly to the extent we were found to be guilty of violations or otherwise liable for damages, would damage our reputation and adversely affect our business, financial condition, and results of operations. Complying with these requirements and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative, and other developments. These changes may in turn impair our ability to offer our existing or planned features, products, and services and/or increase our cost of doing business. As we expand our customer base, these requirements may vary from customer to customer, further increasing the cost of compliance and doing business.

We may be sued by third parties for alleged infringement, misappropriation, or other violation of their intellectual property and proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, on our ability to develop and commercialize our products without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of others. From time to time, our competitors or other third parties have claimed, and in the future could claim, that we are infringing, misappropriating, or otherwise violating their intellectual property or proprietary rights, we have been, and in the future may become, subject to intellectual property disputes, and we may be found to be infringing, misappropriating, or otherwise violating such rights. A claim may also be made relating to technology that we acquire or license from third parties.

We may be unaware of the intellectual property or proprietary rights of others that may cover some or all of our products. Regardless of merit, any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages, costs, and/or ongoing royalty payments, prevent us from offering our products, require us to obtain a license, which may not be available on commercially reasonable terms or at all, require us to re-design our products, which could be costly, time-consuming, or impossible, or require that we comply with other unfavorable terms. If any of our customers are sued, we would in general be required to defend and/or settle the litigation on their behalf. In addition, if we are unable to obtain licenses or modify our products to make them non-infringing, we might have to refund a portion of license fees prepaid to us and terminate those agreements, which could further exhaust our resources. In addition, we have paid, and may in the future pay, substantial settlement amounts or royalties on future product sales to resolve claims or litigation, whether or not legitimately or successfully asserted against us. Even if we were to prevail in the actual or potential claims or litigation against us, any claim or litigation regarding our intellectual property and proprietary rights could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Such disputes, with or without merit, could also cause potential customers to refrain from purchasing our products or otherwise cause us reputational harm.

We do not currently have a large patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. Any litigation may also involve non-practicing entities, patent holding companies, or other adverse patent owners. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition, or results of operations.

We rely on third-party software and intellectual property licenses.

Our products include software and other intellectual property and proprietary rights licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various aspects of our products. We have the expectation, based on experience and standard industry practice, that such licenses generally can be obtained on commercially reasonable terms. However, there can be no assurance that the necessary licenses would be available on commercially reasonable terms, if at all. Our inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms could have a material adverse effect on our business, operating results, and financial conditions. In any such case, we may be required to seek licenses to other software or intellectual property or proprietary rights from other parties and re-design our products to function with such technology, or develop replacement technology ourselves, which could result in increased costs and product delays. We may also be forced to limit the features available in our current or future products. Moreover, incorporating intellectual property or proprietary rights licensed from third parties on a nonexclusive basis in our products, including our software, could limit our ability to protect our intellectual property and proprietary rights in our products and our ability to restrict third parties from developing similar or competitive technology using the same third-party intellectual property or proprietary rights.

If we are unable to obtain, maintain, protect, or enforce our intellectual property and proprietary rights, our competitive position could be harmed or we could be required to incur significant expenses.

Our ability to compete effectively is dependent in part upon our ability to obtain, maintain, protect, and enforce our intellectual property and other proprietary rights, including proprietary technology. We establish and protect our intellectual property and proprietary rights, including our proprietary information and technology, through a combination of licensing agreements, third-party nondisclosure agreements, confidentiality procedures, and other contractual provisions, as well as through patent, trademark, trade dress, copyright, trade secret, and other intellectual property laws in the U.S. and similar laws in other countries. However, the steps we take to obtain, maintain, protect, and enforce our intellectual property and proprietary rights may be inadequate. There can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors or other third parties from copying, reverse engineering, accessing, or otherwise obtaining and using our technology, intellectual property, or proprietary rights or products without our permission. The laws of some foreign countries, including countries in which our products are sold, may not be as protective of intellectual property and proprietary rights as those in the U.S., and mechanisms for enforcement of intellectual property and proprietary rights may be inadequate. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our intellectual property and proprietary rights. In each case, our ability to compete could be significantly impaired.

In addition, third parties may seek to challenge, invalidate, or circumvent our patents, trademarks, copyrights, trade secrets, or other intellectual property and proprietary rights, or any applications for any of the foregoing, including through administrative processes such as re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings), or litigation. The legal standards relating to the validity, enforceability, and scope of protection of intellectual property and proprietary rights are uncertain and still evolving. There can be no assurance that our patent applications will result in issued patents or whether the examination process will require us to narrow the scope of the claims sought. In addition, our issued patents, and any patents issued from our pending or future patent applications or licensed to us in the future may not provide us with competitive advantages, may be successfully challenged, invalidated, or circumvented by third parties, or may not prove to be enforceable in actions brought against alleged infringers. The value of our intellectual property and proprietary rights could also diminish if others assert rights therein or ownership thereof, and we may be unable to successfully resolve any such conflicts in our favor or to our satisfaction.

To prevent substantial unauthorized use of our intellectual property and proprietary rights, it may be necessary to prosecute actions for infringement, misappropriation, and/or other violation of our intellectual property and proprietary rights against third parties. Any such action may be time-consuming and could result in significant costs and diversion of our resources and management's attention, and there can be no assurance that we will be successful in such action, even when our rights have been infringed, misappropriated, or otherwise violated. Further, our efforts to enforce our intellectual property and proprietary rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property and proprietary rights, and if such defenses, counterclaims, or countersuits are successful, we could lose valuable intellectual property and proprietary rights.

Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property and proprietary rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating, or otherwise violating our intellectual property and proprietary rights. Although we enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including customers and third-party service providers, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how, and trade secrets. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering, or disclosure of our proprietary information, know-how, and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products and platform capabilities. These agreements may be breached, and we may not have adequate remedies for any such breach.

Our use of open source software could impose limitations on our ability to commercialize our products or subject us to litigation or other actions.

Our products contain software modules licensed for use from third-party authors under open source licenses, including MIT, Berkley Software Distribution, and others, and we expect to continue to incorporate open source software in our products in the future. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement, misappropriation, or other violation claims or the quality of the code. Some open source licenses contain requirements that we make available the source code of modifications or derivative works we create based upon, incorporating or using the type of open source software we use and that we license such modifications or derivative works under the terms of the applicable open source licenses. If we fail to comply, or are alleged to have failed to comply, with the terms and conditions of our open source licenses, we could be required to incur significant legal expenses defending such allegations, subject to significant damages, enjoined from the sale of our proprietary products and required to comply with onerous conditions or restrictions on our proprietary products, any of which could be disruptive to our business.

Moreover, if we combine our proprietary products with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary products to the public or offer our products to users at no cost. This could allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for us. We cannot ensure that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable license or our current policies, and we may inadvertently use open source in a manner that we do not intend or that could expose us to claims for breach of contract or intellectual property infringement, misappropriation, or other violation. Certain versions and libraries of open source software allow for any individuals to make general contributions and updates, and the use of such open source software may introduce or amplify certain security vulnerabilities, depending on how, and with which systems, it is implemented. Although we have established policies to regulate the use and incorporation of open source software into our platform, we cannot be certain that we have not incorporated open source software in our platform in a manner that is inconsistent with such policies.

The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such an event, we could be required to seek licenses from third parties in order to continue offering our products, re-engineer our products, discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, or make generally available, in source code form, all or a portion of our proprietary source code, any of which could materially and adversely affect our business and operating results.

Risks Related to Laws and Regulations

We provide our products to state and local governments and to a lesser extent federal government agencies, and heavily regulated organizations in the U.S. and in foreign jurisdictions; as a result, we face risks related to the procurement process budget decisions driven by statutory and regulatory determinations, termination of contracts, and compliance with government contracting requirements.

We sell our products and provide limited services to a number of state and local government entities (including, primarily, educational institutions) and, in limited instances, the U.S. government. We additionally have customers who operate in heavily-regulated organizations who procure our software products both through our partners and directly, and we have made, and may continue to make, significant investments to support future sales opportunities in these sectors. Doing business with government entities presents a variety of risks. Among other risks, the procurement process for governments and their agencies is highly competitive, can be time-consuming, requires us to incur significant up-front time and expense, and subjects us to additional compliance risks and costs, without any assurance that we (or a third-party reseller) will win a contract. Beyond this, demand for our products and services may be impacted by public sector budgetary cycles and funding availability, impacts of macroeconomic and geopolitical conditions, and funding in any given fiscal cycle may be reduced or delayed, including in connection with an extended federal government shutdown, which could adversely impact demand for our products and services. In addition, public sector and heavily-regulated customers may have contractual, statutory, or regulatory rights to terminate current contracts with us or our third-party distributors or resellers for convenience or due to a default. If a contract is terminated for convenience, we may only be able to collect fees for products or services delivered prior to termination and settlement expenses. If a contract is terminated due to a default, we may be liable for excess costs incurred by the customer for procuring alternative products or services or be precluded from doing further business with government entities. Further, entities providing services to governments are required to comply with a variety of complex laws, regulations, and contractual provisions relating to the formation, administration, or performance of government contracts that give public sector customers substantial rights and remedies, many of which are not typically found in commercial contracts. These may include rights with respect to price protection, the accuracy of information provided to the government, contractor compliance with supplier diversity policies, and other terms that are particular to government contracts, such as termination rights. These rules may apply to us and/or third parties through whom we resell our products and services and whose practices we may not control, where such parties' non-compliance could impose repercussions with respect to contractual and customer satisfaction issues. Federal, state, and local governments routinely investigate and audit contractors for compliance with these requirements. If, as a result of an audit or review, it is determined that we have failed to comply with these requirements, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, cost associated with the triggering of price reduction clauses, fines and suspensions, or debarment from future government business, and we may suffer harm to our reputation.

Our customers also include a number of non-U.S. governments. Similar procurement, budgetary, contract, and audit risks that apply in the context of U.S. government contracting also apply to our doing business with these entities, particularly in certain emerging markets where our customer base is less established. In addition, compliance with complex regulations and contracting provisions in a variety of jurisdictions can be expensive and consume significant management resources. In certain jurisdictions, our ability to win business may be constrained by political and other factors unrelated to our competitive position in the market. Additionally, many of our current and prospective customers, such as those in the financial services and health care industries, are highly regulated and may be required to comply with more stringent regulations in connection with subscribing to and implementing our services. Each of these difficulties could result in substantial compliance burdens and could materially adversely affect our business and results of operations.

We are subject to export controls and economic sanctions laws, and our customers and channel partners are subject to import controls that could subject us to liability if we are not in full compliance with applicable laws.

Certain of our products are subject to U.S. export controls, and we would be permitted to export such products to certain countries outside the U.S. only by first obtaining an export license from the U.S. government, or by utilizing an existing export license exception, or after clearing U.S. government agency review. Obtaining the necessary export license or accomplishing a U.S. government review for a particular export may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions, including economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control, prohibit the sale or supply of our products and services to U.S. embargoed or sanctioned countries, regions, governments, persons, and entities.

Although we take precautions to prevent our solutions from being provided in violation of U.S. export control and economic sanctions laws, our solutions may have been in the past, and could in the future be, provided inadvertently in violation of such laws. If we were to fail to comply with U.S. export law requirements, U.S. customs regulations, U.S. economic sanctions, or other applicable U.S. laws, we could be subject to substantial civil and criminal penalties, including fines, incarceration for responsible employees and managers, and the possible loss of export or import privileges. U.S. export controls, sanctions, and regulations apply to our channel partners as well as to us. Any failure by our channel partners to comply with such laws, regulations, or sanctions could have negative consequences, including reputational harm, government investigations, and penalties.

Changes in our products or changes in export and import regulations may create delays in the introduction of our products into international markets, prevent our customers with international operations from deploying our products globally, or, in some cases, prevent the export or import of our products to certain countries, governments, or persons altogether. In addition, any change in export or import regulations, economic sanctions, or related legislation, shift in the enforcement, or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition, and operating results.

We are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption, anti-bribery, and similar laws, such as the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, and other anti-corruption, anti-bribery, and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, soliciting, or accepting, directly or indirectly, improper payments or other improper benefits to or from any person whether in the public or private sector. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions, or sanctions could adversely affect our business, results of operations, and financial condition.

Changes in tax laws or regulations in the various tax jurisdictions we are subject to that are applied adversely to us or our customers could increase the costs of our products and harm our business.

Our corporate structure and associated transfer pricing policies anticipate future growth into the international markets. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the U.S., to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions, which are generally required to be computed on an arm's-length basis pursuant to intercompany arrangements, or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. It is not uncommon for tax authorities in different countries to have conflicting views, with respect to, among other things, the manner in which the arm's length standard is applied for transfer pricing purposes, the transfer pricing and charges for intercompany services and other intercompany transactions, or with respect to the valuation of our intellectual property and the manner in which our intellectual property is utilized within our group. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Significant judgment is often required in the determination of our worldwide provision for income taxes. Our effective tax rate could be impacted by changes in the valuation of deferred tax assets and liabilities and our ability to utilize them. We are also subject to tax examinations and while we regularly evaluate new information that may change our judgment resulting in recognition, derecognition, or changes in measurement of a tax position taken, there can be no assurance that the final determination of any examinations will not have an adverse effect on our operating results or financial position.

As we continue to develop and grow our business, in particular internationally, our success will depend in part on our ability to anticipate and effectively manage these risks. New income, sales, use or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Those enactments could harm our domestic and international business operations, and our business and financial performance. Such developments, for example, may include certain Organization for Economic Co-operation and Development's proposals including the implementation of the global minimum tax under the Pillar Two model rules, and the European Commission's and certain major jurisdictions' heightened interest in and taxation of companies participating in the digital economy. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to purchase our products in the future. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers' and our compliance, operating, and other costs, as well as the costs of our products. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business and financial performance.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Code, a corporation that undergoes an "ownership change" is subject to annual limitations on its ability to utilize its pre-change NOLs to offset future taxable income. Our ability to utilize the Company's current U.S. federal NOLs may be limited under Section 382 of the Code. If we undergo an ownership change, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize NOLs of companies that we have acquired, or may acquire in the future, may be subject to limitations. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we were to achieve profitability.

Our NOL carryforwards may be unavailable to offset future taxable income because of restrictions under U.S. tax law. NOLs generated in taxable years ending on or prior to December 31, 2017 are only permitted to be carried forward for 20 taxable years under applicable U.S. federal tax law. Under current law, our federal NOLs generated in taxable years ending after December 31, 2017 may be carried forward indefinitely and NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but NOLs arising in taxable years beginning after December 31, 2020 may not be carried back. In addition, for taxable years beginning after December 31, 2020, the deductibility of federal NOLs generated in taxable years beginning after December 31, 2017 is limited to 80% of current year taxable income.

Risks Related to Our Financial Reporting and Capital Resources

Seasonality may cause fluctuations in our revenue.

We believe there are seasonal factors that may cause us to record higher revenue in some quarters compared with others. We believe this variability is largely due to our customers' budgetary and spending patterns, as many customers spend the unused portions of their discretionary budgets prior to the end of their fiscal years. For example, we have historically recorded our highest level of total revenue in our fourth quarter, which we believe corresponds to the fourth quarter of a majority of our enterprise customers. We have historically received a higher number of orders from education customers in the summer months to coincide with their fiscal year end. As our rate of growth has slowed, seasonal or cyclical variations in our operations may become more pronounced, and our business, results of operations, and financial position may be adversely affected.

Our quarterly operating results and other metrics may vary significantly and be unpredictable, which could cause the trading price of our stock to decline.

Our operating results and other metrics have historically varied from period to period, and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control and may be difficult to predict.

As a result, we may experience significant fluctuations in our financial and other operating results, including fluctuations in our key metrics. This variability and unpredictability could result in our failing to meet the expectations of securities analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class action suits.

We may fail to meet or exceed the expectations of securities analysts and investors, and the market price for our common stock could decline. If one or more of the securities analysts who cover us change their recommendation regarding our stock adversely, the market price for our common stock could decline. Additionally, our stock price may be based on expectations, estimates, or forecasts of our future performance that may be unrealistic or may not be achieved. Further, our stock price may be affected by financial media, including press reports and blogs.

Changes in accounting principles and guidance could result in unfavorable accounting charges or effects.

We prepare our consolidated financial statements in accordance with GAAP. These principles are subject to interpretation by the SEC and various bodies formed to create and interpret appropriate accounting principles and guidance. A change in these principles or guidance, or in their interpretations, may have a material effect on our reported results, as well as our processes and related controls, and may retroactively affect previously reported results. See Part II, Item 8, "Financial Statements and Supplementary Data — Summary of significant accounting policies" for more information.

Our revenue recognition and other factors may impact our financial results in any given period and make them difficult to predict.

We recognize revenue under ASC 606 when or as performance obligations are satisfied. We derive revenue primarily from sales of SaaS subscriptions and support and maintenance contracts and, to a lesser extent, sales of on-premise term-based subscriptions and perpetual licenses and services. Subscription revenue consists of sales of SaaS subscriptions and on-premise term-based subscription licenses as well as support and maintenance contracts. We recognize subscription revenue ratably over the term of the applicable agreement, provided that all other revenue recognition criteria have been satisfied. License revenue consists of revenue from on-premise perpetual licenses of our Jamf Pro product sold primarily to existing customers. We recognize license revenue upfront, assuming all revenue recognition criteria are satisfied. Services revenue consists primarily of professional services provided to our customers to configure and optimize the use of our software solutions, as well as training services related to the operation of our software solutions, which is recognized as the services are performed. Our application of ASC 606 with respect to the nature of future contractual arrangements could impact the forecasting of our revenue for future periods, as both the mix of products and services we will sell in a given period, as well as the size of contracts, is difficult to predict.

Consequently, a shortfall in sales of our SaaS subscription and support and maintenance contracts in any quarter may not significantly reduce our subscription revenue for that quarter but may negatively affect subscription revenue in future quarters. Accordingly, the effect of significant downturns in sales of our SaaS subscription and support and maintenance contracts may not be fully reflected in our results of operations until future periods. We may be unable to adjust our cost structure to compensate for this potential shortfall in subscription revenue. Our revenue recognition model for our SaaS subscription and support and maintenance contracts also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as a significant amount of our revenue is recognized over the applicable agreement term.

Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions and changes in estimates may occur from period to period. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Revenue Recognition."

Given the foregoing factors, comparing our revenue and operating results on a period-to-period basis may not be meaningful, and our past results may not be indicative of our future performance.

Impairment of goodwill and other intangible assets would result in a decrease in earnings.

We have in the past, and may in the future, acquire intangible assets. Current accounting rules require that goodwill and other intangible assets with indefinite useful lives that are not amortized be tested for impairment at least annually. These rules also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events and circumstances considered in determining whether the carrying value of amortizable intangible assets and goodwill may not be recoverable include, but are not limited to, significant changes in performance relative to expected operating results, significant changes in the use of the assets, significant negative industry or economic trends, significant impacts to the economy (such as inflationary pressures), or a significant decline in our stock price and/or market capitalization for a sustained period of time. To the extent such evaluation indicates that the useful lives of intangible assets are different than originally estimated, the amortization period is reduced or extended and the quarterly amortization expense is increased or decreased. Any impairment charges or changes to estimated amortization periods could have a material adverse effect on our financial results.

We previously identified material weaknesses in our internal control over financial reporting and, if we fail to maintain an effective system of internal controls, disclosure controls, and procedures, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

During the fourth quarter of 2022, we identified a material weakness related to general controls for the financial IT applications used for revenue recognition by Wandera, which we acquired in July 2021. Specifically, we did not design and maintain appropriate access controls related to maintaining appropriate segregation of duties and user access, as well as controls related to change management over IT program and data changes. During the quarter ended December 31, 2023, management completed testing the design and operational effectiveness of the corrective actions and determined the newly implemented controls were operating effectively and have been operating effectively for a sufficient period to conclude that the previously identified material weakness has been remediated. For a detailed summary of this material weakness, including our remediation steps, please refer to Part II, Item 9A, "Controls and Procedures." In addition, we have identified material weaknesses and significant deficiencies in our internal controls over financial reporting in prior years.

If we are unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process, and report financial information accurately and to prepare financial statements within required time periods could be adversely affected, which could subject us to litigation, investigations, or penalties; negatively affect our liquidity, our access to capital markets, perceptions of our creditworthiness, our ability to complete acquisitions, our ability to maintain compliance with covenants under our debt instruments or derivative arrangements regarding the timely filing of periodic reports, or investor confidence in our financial reporting, any of which may divert management resources or cause our stock price to decline. Further, remediation of a material weakness or significant deficiency does not provide assurance that our remediation or other controls will continue to operate properly or remain adequate.

Our indebtedness could adversely affect our business and growth prospects.

As of December 31, 2023, we had total current and long-term indebtedness of $368.0 million, including (i) $367.0 million outstanding aggregate principal amount of the 2026 Notes (net of unamortized debt issuance costs), (ii) no borrowings outstanding under our 2020 Revolving Credit Facility, and (iii) $1.0 million of outstanding letters of credit under our 2020 Revolving Credit Facility. In addition, as of December 31, 2023, we had $149.0 million of additional borrowing capacity under our 2020 Revolving Credit Facility. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our existing and future indebtedness, the cash flow needed to satisfy such indebtedness, and the covenants governing such indebtedness could have important consequences, including:

• limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

• limiting our ability to incur additional indebtedness;

• limiting our ability to capitalize on significant business opportunities;

• making us more vulnerable to rising interest rates; and

• making us more vulnerable in the event of a downturn in our business.

Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, developments in tax policy, such as the disallowance of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial conditions, and results of operations. Further, our existing debt agreements contain customary affirmative and negative covenants and certain restrictions on operations that could impose operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions and to engage in other actions that we may believe are advisable or necessary for our business.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements, and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry, and competitive conditions and to certain financial, business, economic, and other factors beyond our control.

Despite our current debt levels, we may still incur substantially more debt or take other actions which would intensify the risks discussed above.

Despite our current consolidated debt levels, we may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt. We are not restricted under the terms of the 2026 Notes Indenture from incurring additional debt, securing existing or future debt, recapitalizing our debt, or taking a number of other actions that are not limited by the terms of the 2026 Notes Indenture that could have the effect of diminishing our ability to make payments on our debt, including the 2026 Notes, when due. The 2020 Credit Agreement restricts our ability to incur certain additional indebtedness, including secured indebtedness, but if the 2020 Credit Agreement matures or is repaid, we may not be subject to such restrictions under the terms of any subsequent indebtedness.

We may not have the ability to raise the funds necessary to settle conversions of the 2026 Notes in cash or to repurchase the 2026 Notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the 2026 Notes.

Holders of the 2026 Notes will have the right, subject to certain conditions and limited exceptions, to require us to repurchase all or a portion of their 2026 Notes upon the occurrence of a fundamental change at a fundamental change repurchase price equal to 100% of the principal amount of the 2026 Notes to be repurchased, plus accrued and unpaid interest, if any, as provided in the 2026 Notes Indenture. In addition, upon conversion of the 2026 Notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the 2026 Notes being converted as provided in the 2026 Notes Indenture. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of 2026 Notes surrendered therefor or pay cash with respect to 2026 Notes being converted. In addition, our ability to repurchase the 2026 Notes or to pay cash upon conversions of the 2026 Notes may be limited by law, by regulatory authority, or by agreements governing our future indebtedness. Our failure to repurchase 2026 Notes at a time when the repurchase is required by the 2026 Notes Indenture or to pay any cash payable on future conversions of the 2026 Notes as required by the 2026 Notes Indenture would constitute a default under the 2026 Notes Indenture. A default under the 2026 Notes Indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the 2026 Notes or make cash payments upon conversions thereof.

The conditional conversion feature of the 2026 Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the 2026 Notes is triggered, holders of such notes will be entitled to convert their 2026 Notes at any time during specified periods at their option, described in the 2026 Notes Indenture. If one or more holders elect to convert their notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the 2026 Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Conversion of the 2026 Notes may dilute the ownership interest of our shareholders or may otherwise depress the price of our common stock.

The conversion of some or all of the 2026 Notes may dilute the ownership interests of our shareholders. Upon conversion of the 2026 Notes, we have the option to pay or deliver, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock. If we elect to settle our conversion obligation in shares of our common stock or a combination of cash and shares of our common stock, any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the 2026 Notes may encourage short selling by market participants because the conversion of the 2026 Notes could be used to satisfy short positions, or anticipated conversion of the 2026 Notes into shares of our common stock could depress the price of our common stock.

Certain provisions in the 2026 Notes Indenture may delay or prevent an otherwise beneficial takeover attempt of us.

Certain provisions in the 2026 Notes Indenture may make it more difficult or expensive for a third-party to acquire us. For example, the 2026 Notes Indenture will require us, except as provided in that indenture, to repurchase the 2026 Notes for cash upon the occurrence of a fundamental change and, in certain circumstances, to increase the conversion rate for a holder that converts its notes in connection with a make-whole fundamental change. A takeover of us may trigger the requirement that we repurchase the 2026 Notes and/or increase the conversion rate, which could make it more costly for a potential acquirer to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to investors.

We entered into certain hedging positions that may affect the value of the 2026 Notes and the volatility and value of our common stock.

In connection with the issuance of the 2026 Notes, we entered into certain hedging positions with the option counterparties. These hedging positions are expected generally to reduce potential dilution of our common stock on any conversion of the 2026 Notes or offset any cash payments we are required to make in excess of the principal amount of such converted 2026 Notes, as the case may be, with such reduction or offset subject to a cap.

The option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock or purchasing or selling our common stock in secondary market transactions prior to the maturity of the 2026 Notes (and are likely to do so during any observation period related to a conversion of 2026 Notes or following any repurchase of 2026 Notes by us on any fundamental change repurchase event or otherwise). This activity could cause or avoid an increase or a decrease in the market price of our common stock or the 2026 Notes. In addition, if any such hedging positions fail to become effective, the operation counterparties or their respective affiliates may unwind their hedge positions, which could adversely affect the value of our common stock.

We are subject to counterparty risk with respect to the capped call transactions.

The option counterparties are financial institutions, and we will be subject to the risk that any or all of them might default under the capped call transactions. Our exposure to the credit risk of the option counterparties will not be secured by any collateral. Past global economic conditions have resulted in the actual or perceived failure or financial difficulties of many financial institutions. If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the capped call transactions with such option counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our common stock. In addition, upon a default by an option counterparty, we may suffer more dilution than we currently anticipate with respect to our common stock. We can provide no assurance as to the financial stability or viability of the option counterparties.

We may not be able to generate sufficient cash flow to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make any future scheduled payments or to refinance any future outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry, and competitive conditions, as well as financial, business, and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on any of our future outstanding indebtedness on a timely basis would harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund any of our future debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital, or seek to restructure or refinance our indebtedness. Any such refinancing could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. Our 2020 Credit Agreement includes certain restrictions on our ability to conduct asset sales and/or use the proceeds from asset sales for general corporate purposes. We may not be able to consummate these asset sales to raise capital or sell assets at prices and on terms that we believe are fair and any proceeds that we do receive may not be adequate to meet any debt service obligations then due. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

The terms of the 2020 Credit Agreement restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

Our 2020 Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

- incur certain additional indebtedness;

- pay dividends on or make distributions in respect of capital stock or repurchase or redeem capital stock;

- prepay, redeem, or repurchase certain indebtedness;

- make loans and investments;

- sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

- incur liens;

- enter into transactions with affiliates;

- enter into agreements restricting the ability of our subsidiaries to pay dividends; and

- consolidate, merge, or sell all or substantially all of our assets.

The restrictive covenants in the 2020 Credit Agreement require us to maintain specified financial ratios and satisfy other financial condition tests to the extent applicable. Our ability to meet those financial ratios and tests can be affected by events beyond our control.

A breach of the covenants or restrictions under the 2020 Credit Agreement could result in an event of default under such agreement. In the event the holders of our indebtedness accelerate the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may be:

- limited in how we conduct our business;

- unable to raise additional debt or equity financing to operate during general economic or business downturns; or

- unable to compete effectively or to take advantage of new business opportunities.

These restrictions, along with similar restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios, or restrict our ability to pay dividends or make acquisitions. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

- develop and enhance our products;

- continue to expand our product development, sales, and marketing organizations;

- hire, train, and retain employees;

- respond to competitive pressures or unanticipated working capital requirements; or

- pursue acquisition opportunities.

In addition, our 2020 Credit Agreement also limits our ability to incur certain additional debt and therefore we may need to amend our 2020 Credit Agreement or issue additional equity to raise capital. If we issue additional equity, your interest in us will be diluted.

We may face exposure to foreign currency exchange rate fluctuations.

Today, our international contracts are denominated in U.S. dollars and local currencies, and the majority of our international costs are denominated in local currencies. Over time, it is possible that an increasing portion of our international contracts may be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may affect our results of operations when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Risks Related to Ownership of Our Common Stock

Vista owns a large portion of our common stock and thus can influence certain of our corporate actions, and its interests may conflict with ours or yours in the future.

As of December 31, 2023, Vista beneficially owned approximately 42.8% of our common stock. Our bylaws provide that Vista has the right to designate the Chair of our Board for so long as Vista beneficially owns at least 30% or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Even though Vista does not own shares of our stock representing a majority of the total voting power, for so long as Vista continues to own a significant percentage of our stock, Vista will still be able to significantly influence the composition of our Board, including the right to designate the Chair of our Board, and the approval of actions requiring shareholder approval. Accordingly, for such period of time, Vista will have significant influence with respect to our management, business plans, and policies, including the appointment and removal of our officers, decisions on whether to raise future capital, and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as Vista continues to own a significant percentage of our stock, Vista will be able to cause or prevent a change of control of us or a change in the composition of our Board, including the selection of the Chair of our Board, and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

In addition, we are party to a director nomination agreement with Vista that provides Vista the right to designate: (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock it owned on the date of our IPO; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the total number of shares of our common stock it owned on the date of our IPO; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the total number of shares of our common stock it owned on the date of our IPO; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the total number of shares of our common stock it owned on the date of our IPO; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the total number of shares of our common stock it owned on the date of our IPO. The director nomination agreement also provides that Vista may assign such right to a Vista affiliate. The director nomination agreement prohibits us from increasing or decreasing the size of our Board without the prior written consent of Vista.

Vista and its affiliates engage in a broad spectrum of activities, including investments in the information and business services industry generally. In the ordinary course of their business activities, Vista and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation provides that none of Vista, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or its affiliates has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Vista also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Vista may have an interest in pursuing acquisitions, divestitures, and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.

In addition to Vista's beneficial ownership of 42.8% of our common stock as of December 31, 2023, our certificate of incorporation and bylaws and the DGCL contain provisions that could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. Among other things:

- these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of shareholders;

- these provisions provide for a classified board of directors with staggered three-year terms;

- these provisions provide that, at any time when Vista beneficially owns, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

- these provisions prohibit shareholder action by written consent from and after the date on which Vista beneficially owns, in the aggregate, less than 35% in voting power of our stock entitled to vote generally in the election of directors;

- these provisions provide that any amendment, alteration, rescission, or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

- these provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings; provided, however, at any time when Vista beneficially owns, in the aggregate, at least 10% in voting power of our stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to it.

Our certificate of incorporation contains a provision that provides us with protections similar to Section 203 of the DGCL, and prevents us from engaging in a business combination with a person (excluding Vista and any of its direct or indirect transferees and any group as to which such persons are a party) who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless Board or shareholder approval is obtained prior to the acquisition. These provisions could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our shareholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws, and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including delay or impede a merger, tender offer, or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our shareholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws, or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action," will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation further provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. The forum selection clause in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders' ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, and results of operations.

Our operating results and stock price may be volatile, and the market price of our common stock may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our shares may fluctuate in response to the various factors described herein, many of which are beyond our control, which may cause our operating results and the market price and demand for our shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Substantial blocks of our total outstanding shares may be sold into the market. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of shares of our common stock particularly sales by our directors, executive officers, and significant shareholders, if there is a large number of shares of our common stock available for sale, or if there is the perception that these sales could occur. As of December 31, 2023, we had 126,938,102 shares of our common stock outstanding. All of the shares of common stock sold in our IPO and follow-on offerings are available for sale in the public market. In addition, we have registered shares of common stock that we may issue under our equity compensation plans. Such shares can be freely sold in the public market upon issuance. Shares held by directors, executive officers, and other affiliates are subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. Further, the 2026 Notes may become in the future convertible at the option of their holders prior to their scheduled terms under certain circumstances. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock.

In connection with our IPO, we entered into a registration rights agreement with Vista. Vista is entitled to request that we register Vista's shares in the future, subject to the terms and conditions of the registration rights agreement, and our executive officers may also elect to participate in such offerings from time to time. Vista is also entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay Vista's expenses in connection with Vista's exercise of these rights. These registration rights would facilitate the resale of such securities into the public market, and any such resale would increase the number of shares of our common stock available for public trading.

The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of such shares intend to sell their shares.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding common stock.

Because we have no current plans to pay regular cash dividends on our common stock for the foreseeable future, you may not receive any ROI unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common stock for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of our existing indebtedness and any future outstanding indebtedness we or our subsidiaries incur, including under our 2020 Credit Agreement. Therefore, any ROI in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares, or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our shares is influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our certificate of incorporation authorizes us to issue one or more series of preferred stock. Our Board has the authority to determine the preferences, limitations, and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend, and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

General Risk Factors

Catastrophic events may disrupt our business.

Our business operations are subject to interruption by various events beyond our control. Our global operations expose us to risks associated with public health crises, such as pandemics and epidemics, which could harm our business and cause our operating results to suffer. In addition, natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, thus harming our business. In the event of a major earthquake, hurricane, or catastrophic event such as fire, power loss, telecommunications failure, cyberattack, war, terrorist attack, or other geopolitical unrest, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our products, breaches of data security, and loss of critical data. More generally, a catastrophic event could adversely affect economies and financial markets globally and the trading prices for our and other technology companies' securities may be highly volatile as a result of a catastrophic event, which may reduce our ability to access capital on favorable terms or at all. Further, the insurance and incident response capabilities we maintain may not be adequate to cover or mitigate our losses resulting from disasters or other business interruptions. Any of the foregoing could adversely affect our business, results of operations, and financial condition.

Increasing scrutiny and changing expectations from investors, lenders, customers, government regulators, and other market participants with respect to our ESG policies and activities may impose additional costs on us or expose us to additional risks.

Companies across all industries and around the globe are facing increasing scrutiny and litigation relating to their ESG policies, initiatives, and activities by investors, lenders, customers, government regulators, and other market participants. Regulatory requirements related to ESG have been issued in the E.U., its Member States, and other countries, particularly with respect to climate change, emission reduction, and environmental stewardship. In addition, increased scrutiny related to ESG, and actual and proposed ESG policies and regulations, including proposed new or enhanced requirements regarding the standardization of mandatory climate-, human capital-, and diversity-related disclosures for investors in the EU, the U.S., and other countries, will subject us to new regulatory and compliance costs. Historically, we have not incurred significant expenditures to comply with environmental or ESG laws, policies, and regulations. However, given the increase in the number and complexity of these policies and regulations, we expect our costs of compliance to increase. Expectations surrounding appropriate corporate behavior in these areas are continually evolving and increasingly politicized, and often reflect opposing viewpoints, which has enhanced general public company scrutiny by anti-ESG activists. We risk damage to our brand and reputation, impacts to our ability to secure government contracts, or limited access to capital if we fail to adapt to, or comply with, investor, lender, customer, or other stakeholder expectations and standards and potential government regulation with respect to ESG matters, including in areas such as diversity and inclusion, environmental stewardship, support for local communities, and corporate governance and transparency.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Cyberattacks, computer malware, viruses, social engineering (including phishing and ransomware attacks), and general hacking are becoming more prevalent and more sophisticated in our industry. To mitigate the adverse impact of these threats to our business, we take a comprehensive approach to cybersecurity risk management and make proactively securing our systems and the data customers, employees, partners, and other stakeholders entrust to us a top priority. Our Board and our management are actively involved in the oversight of our risk management program, of which cybersecurity represents an important component. As described in more detail below, we have established policies, standards, processes, and practices for assessing, identifying, and managing material risks from cybersecurity threats. See "Risk Factors — Risks Related to Our Intellectual Property and IT Systems" for a more comprehensive description of cybersecurity-related risks. We have devoted significant financial and personnel resources to implement and maintain security measures to mitigate these risks and meet regulatory requirements and customer expectations, and we intend to continue to make significant investments to maintain the security of our data and cybersecurity infrastructure. There can be no guarantee that our policies and procedures will be properly followed in every instance or that those policies and procedures will be effective. While in the last fiscal year, we did not identify a cybersecurity threat or incident that resulted in a material adverse impact to our business, results of operations, or financial condition, there can be no guarantee that we will not experience or have not experienced such an incident.

Our policies, standards, processes, and practices for assessing, identifying, and managing material risks from cybersecurity threats are integrated into our overall risk management program and are based on frameworks established by the National Institute of Standards and Technology. Cybersecurity risks related to our business, technical operations, privacy, and compliance issues are identified and addressed through a multi-faceted approach including third-party assessments, internal IT audit, IT security, governance, risk, and compliance reviews. To protect, detect, and respond to cybersecurity threats, we conduct the following activities at various intervals during the year, which vary in maturity across our business:

- Regular network and endpoint monitoring;

- 24x7 security operations monitoring of our systems, networks and services to detect and act on weaknesses and potential intrusions;

- Role-based access controls to identify, authenticate and authorize individuals to access systems based on their job responsibilities;

- Business resiliency planning with disaster recovery and business continuity testing;

- Testing of new products and services and major changes to existing products and services to identify potential security vulnerabilities before release;

- Protection, including encryption, for the secure communication of sensitive data;

- Regular, proactive privacy and cybersecurity reviews of systems and applications, including third-party security practices;

- Auditing of applicable data policies;

- Regular internal and external security audits and penetration tests by third-party security vendors, as well as internal offensive team penetration testing;

- At least annual security awareness training and testing of our employees; and

- Monitoring emerging laws and regulations related to data protection and information security and implementing appropriate changes.

We have implemented incident response processes that focus on preparation for a cybersecurity incident; detection and analysis of a security incident; containment, eradication, and recovery; and post-incident analysis. Our program is designed to evaluate, rank by severity and prioritize response and remediation of security events and data incidents. Incidents are evaluated to determine operational and business impact, as well as privacy considerations. We also conduct tabletop exercises to simulate responses to cybersecurity incidents and evaluate the effectiveness of our incident response systems. Our team of cybersecurity professionals then collaborates with technical and business stakeholders across our business units to further analyze the risk to the Company, and form detection, mitigation, and remediation strategies. We maintain controls and procedures that are designed to promote prompt escalation of certain cybersecurity incidents so that decisions regarding public disclosure and reporting of such incidents can be made by management and the Audit Committee of our Board in a timely manner.

As part of our risk management program, we perform third-party risk management to identify and mitigate risks from third parties such as vendors, suppliers, and other business partners associated with our use of third-party service providers. Cybersecurity risks are evaluated when determining the selection and oversight of applicable third-party service providers when handling and/or processing our employee, business, or customer data. In addition to new vendor onboarding, we perform risk management during third-party cybersecurity compromise incidents to identify and mitigate risks to us from third-party incidents.

Our cybersecurity policies, standards, processes, and practices are regularly assessed by consultants and external auditors. These assessments include a variety of activities including information security maturity assessments, audits, and independent reviews of our information security control environment and operating effectiveness. We have also obtained industry certifications and attestations that demonstrate our dedication to protecting our systems and the data entrusted to us.

Governance and Oversight

Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management. Our Audit Committee is responsible for the primary oversight of risks from cybersecurity threats. Members of the Audit Committee receive quarterly updates from management regarding matters of cybersecurity. This includes existing and new cybersecurity risks, status on how management is addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any), and status on key information security initiatives. Our Board members also engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy officers.

Our cybersecurity risk management and strategy processes are overseen by leaders from our enterprise operations, compliance, and legal teams, including our Chief Information Officer and Chief Legal Officer. Such individuals have extensive prior work experience in various roles involving information technology, including security, auditing, compliance, systems, and programming. These individuals are informed about, and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan, and report to the Audit Committee on any appropriate items.

Item 2. Properties

Our corporate headquarters are in Minneapolis, MN, where we lease 102,937 square feet of office space under a lease that expires in February of 2030. We have additional office locations in the U.S. and in various international countries where we lease a total of 178,884 square feet. These additional office locations in the U.S. include Eau Claire, WI; New York City, NY; and Austin, TX. Our international offices are located in Poland, the Netherlands, Australia, Japan, Hong Kong, Taiwan, the UK, the Czech Republic, India, and Israel. We believe that our facilities are adequate for our current needs.

Item 3. Legal Proceedings

The information set forth in "Note 8 — Commitments and contingencies" to the consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K is incorporated herein by reference.

From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of business, including patent, commercial, product liability, employment, class action, whistleblower, and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. Although the results of these proceedings, claims, inquiries, and investigations cannot be predicted with certainty, we do not believe that the final outcome of these matters is reasonably likely to have a material adverse effect on our business, financial condition, or results of operations. Our evaluation of any current matters may change in the future as the legal proceedings and claims and events related thereto unfold. Future litigation may be necessary to defend ourselves, our partners, and our customers by determining the scope, enforceability, and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Item 4. Mine Safety Disclosures

Not applicable.

Part II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information for Our Common Stock

Our common stock trades on the NASDAQ under the symbol "JAMF."

Holders of Record

As of December 31, 2023, there were 28 holders of record of our common stock, including Cede & Co, a nominee for DTC, which holds shares of our common stock on behalf of an indeterminate number of beneficial owners. All of the shares of common stock held by brokerage firms, banks, and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC and are considered to be held of record by Cede & Co. as one stockholder. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these record holders.

Dividend Policy

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends is at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries' indebtedness, and will depend on our results of operations, financial condition, capital requirements, and other factors that our Board may deem relevant.

Stock Performance Graph

The following performance graph and related information shall not be deemed to be "soliciting material" or to be "filed" for purposes of Section 18 of the Exchange Act, and shall not be incorporated by reference into any document filed by us with the SEC under the Exchange Act or the Securities Act, whether made before or after the date of this Annual Report on Form 10-K, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

The following performance graph and related information shows a comparison of the cumulative total return for our common stock, the S&P 500 Index, and the S&P 500 Information Technology Index between July 22, 2020 (the date our common stock commenced trading on NASDAQ) through December 31, 2023. All values assume an initial investment of $100 and reinvestment of any dividends. The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our common stock.

The closing price of our common stock on December 29, 2023, the last trading day of our 2023 fiscal year, was $18.06.



COMPARISON OF CUMULATIVE TOTAL RETURN*
Among Jamf Holding Corp., the S&P 500 Index,
and the S&P 500 Information Technology Index

*$100 invested on 7/22/20 in stock or 6/30/20 in index, including reinvestment of dividends.
Fiscal year ending December 31.

Unregistered Sales of Equity Securities

We had no sales of unregistered equity securities during the period covered by this Annual Report on Form 10-K that were not previously reported in a Current Report on Form 8-K or Quarterly Report on Form 10-Q.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity, and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in the sections entitled "Risk Factors" and "Forward-Looking Statements."

Overview

We are the standard in managing and securing Apple at work, and we are the only company in the world that provides a complete management and security solution for an Apple-first environment that is designed to be enterprise secure, consumer simple, and protective of personal privacy. We help IT and security teams confidently protect the devices, data, and applications used by their workforce, while providing employees with the powerful and intended Apple experience. With Jamf's software, devices can be deployed to employees brand new in the shrink-wrapped box, set up automatically and personalized at first power-on and administered continuously throughout the lifecycle of the device.

Jamf was founded in 2002, around the same time that Apple was leading an industry transformation. Apple transformed the way people access and utilize technology through its focus on creating a superior consumer experience. With the release of revolutionary products like the Mac, iPod, iPhone, iPad, Apple Watch, and Apple TV, Apple built one of the world's most valuable brands and became ubiquitous in everyday life.

We have built our company through a primary focus on being the leading solution for Apple in the enterprise because we believe that due to Apple's broad range of devices, combined with the changing demographics of today's workforce and their strong preference for Apple, that Apple will become the number one device ecosystem in the enterprise by the end of this decade. We believe that the enterprise management provider that is best at Apple will one day be the enterprise leader, and that Jamf is best positioned for that leadership. Through our long-standing relationship with Apple, we have accumulated significant Apple technical experience and expertise that give us the ability to fully and quickly leverage and extend the capabilities of Apple products, operating systems, and services, while protecting devices with our differentiated Apple-first security solutions. This expertise enables us to fully support new innovations and operating system releases the moment they are made available by Apple. This focus has allowed us to create a best-in-class user experience in the enterprise.

We sell our SaaS solutions via a subscription model, through a direct sales force, online, and indirectly via our channel partners, including Apple. Our multi-dimensional go-to-market model and cloud-deployed offering enable us to reach all organizations around the world, large and small, with our software solutions.

Key Factors Affecting Our Performance

New customer growth. Our ability to attract new customers is dependent upon a number of factors, including the effectiveness of our pricing and solutions, the features and pricing of our competitors' offerings, the effectiveness of our marketing efforts, the effectiveness of our channel partners in selling, marketing, and deploying our software solutions, and the growth of the market for devices and services for SMBs and enterprises. Sustaining our growth requires continued adoption of our platform by new customers. We intend to continue to invest in building brand awareness as we further penetrate our addressable markets. We intend to expand our customer base by continuing to make significant and targeted investments in our direct sales and marketing to attract new customers and to drive broader awareness of our software solutions.

Existing customer retention and expansion. Our ability to increase revenue depends in large part on our ability to retain our existing customers and increase revenue from our existing customer base. Customer retention and expansion is dependent upon a number of factors, including their satisfaction with our software solutions and support, the features and pricing of our competitors' offerings, and our ability to effectively enhance our platform by developing new products and features and addressing additional use cases. Often our customers will begin with a small deployment and then later expand their usage more broadly within the enterprise as they realize the benefits of our platform. We believe that our "land and expand" business model allows us to efficiently increase revenue from our existing customer base. We intend to continue to invest in enhancing awareness of our software solutions, creating additional use cases, and developing more products, features, and functionality, which we believe are important factors to expand usage of our software solutions by our existing customer base. We believe our ability to retain and expand usage of our software solutions by our existing customer base is evidenced by our dollar-based net retention rate.

Product innovation and technology leadership. Our success is dependent on our ability to sustain product innovation and technology leadership in order to maintain our competitive advantage. We believe that we have built a highly differentiated platform, and we intend to further extend the adoption of our platform through additional innovation. While sales of subscriptions to our Jamf Pro product account for most of our revenue, we intend to continue to invest in building additional products, features, and functionality that expand our capabilities and facilitate the extension of our platform to new use cases. Our future success is dependent on our ability to successfully develop, market, and sell additional products to both new and existing customers. For example, we announced our BYOD solution in March 2022 to help organizations manage and secure personally owned devices that employees bring to work, while upholding employee personal privacy. We also announced Jamf Executive Threat Protection in April 2023, as an advanced detection and response tool designed for mobile devices that provides organizations with an efficient, remote method to monitor devices and respond to advanced attacks.

Investment in growth. Our ability to effectively invest for growth is dependent upon a number of factors, including our ability to offset anticipated increases in operating expenses with revenue growth, our ability to spend our research and development budget efficiently or effectively on compelling innovation and technologies, our ability to accurately predict costs, and our ability to maintain our corporate culture as our headcount expands. We plan to continue investing in our business so we can capitalize on our market opportunity. We intend to grow our sales team to target expansion within our midmarket and enterprise customers and to attract new customers. We expect to continue to make focused investments in marketing to drive brand awareness and enhance the effectiveness of our customer acquisition model. We also intend to continue to invest in our research and development team to develop new and improved products, features, and functionality. Although these investments may increase our operating expenses and, as a result, adversely affect our operating results in the near term, we believe they will contribute to our long-term growth.

International expansion. Our international growth in any region will depend on our ability to effectively implement our business processes and go-to-market strategy, our ability to adapt to market or cultural differences, the general competitive landscape, our ability to invest in our sales and marketing channels, the maturity and growth trajectory of devices and services by region, and our brand awareness and perception. We plan to continue making investments in our international sales and marketing channels to take advantage of this market opportunity while refining our go-to-market approach based on local market dynamics. While we believe global demand for our platform will increase as international market awareness of Jamf grows, our ability to conduct our operations internationally will require considerable management attention and resources and is subject to the particular challenges of supporting a growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems (including with respect to data transfer and privacy), alternative dispute systems, commercial markets, and geopolitical challenges. In addition, global demand for our platform and the growth of our international operations is dependent upon the rate of market adoption of Apple products in international markets.

Partner network development. Our success is dependent not only on our independent efforts to innovate, scale, and reach more customers directly but also on the success of our partners to continue to gain share in the enterprise. With a focus on the user and being the bridge between critical technologies — with Apple, Microsoft, AWS, Google, and Okta as examples — we feel we can help other market participants deliver more to enterprise users with the power of Jamf. We will continue to invest in the relationships with our existing, critical partners, nurture and develop new relationships and do so globally. We will continue to invest in developing "plus one" solutions and workflows that help tie our software solutions together with those delivered by others.

General and industry-specific economic and market conditions and reductions in IT spending. Our revenue, results of operations, and cash flows depend on the overall demand for our products. Currently, the U.S. and other key international economies are impacted by high levels of inflation, elevated interest rates, financial instability and concerns about volatility in credit, equity, and foreign exchange markets, and overall uncertainty with respect to the economy. These factors could result in reductions in IT spending by our existing and prospective customers or in requests to renegotiate existing contracts, defaults on payments due on existing contracts, or non-renewals. As result of macroeconomic uncertainty, some of our customers have taken a more moderate outlook when planning their future hiring and device growth needs. We expect these conditions to continue in 2024.

In addition on January 25, 2024, the Company announced a workforce reduction plan intended to reduce operating costs, improve operating margins, and continue advancing the Company's ongoing commitment to profitable growth in light of current macroeconomic conditions. The workforce reduction plan is expected to impact approximately 6% of the Company's full-time employees. The Company currently estimates that it will incur charges of approximately $6.6 million to $8.2 million in connection with the workforce reduction plan, consisting of cash expenditures for notice period and severance payments, employee benefits, and related costs. The Company expects that the majority of the charges will be incurred in the first quarter of 2024 and that the execution of the workforce reduction plan will be substantially complete by the end of the second quarter of 2024, subject to local law and consultation requirements.

Key Business Metrics

In addition to our GAAP financial information, we review several operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

Number of Devices

We believe our ability to grow the number of devices on our software platform provides a key indicator of the growth of our business and our future business opportunities. We define a device at the end of any particular period as a device owned by a customer, which device has at least one Jamf product pursuant to an active subscription or support and maintenance agreement or that has a reasonable probability of renewal. We define a customer at the end of any particular period as an entity with at least one active subscription or support and maintenance agreement as of the measurement date or that has a reasonable probability of renewal. A single organization with separate subsidiaries, segments, or divisions that use our platform may represent multiple customers as we treat each entity, subsidiary, segment, or division that is invoiced separately as a single customer. In cases where customers subscribe to our platform through our channel partners, each end customer is counted separately. A single customer may have multiple Jamf products on a single device, but we still would only count that as one device.

The number of devices on our software platform was 32.3 million and 30.0 million as of December 31, 2023 and 2022, respectively, representing a 8% year-over-year growth rate. The increase in number of devices reflects our growth across industries, products, and geographies.

Annual Recurring Revenue

ARR represents the annualized value of all subscription and support and maintenance contracts as of the end of the period. ARR mitigates fluctuations due to seasonality, contract term, and the sales mix of subscriptions for term-based licenses and SaaS. ARR is calculated on a constant currency basis using a rate that estimates the exchange rate at the beginning of the year. ARR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our customers.

Our ARR was $588.6 million and $512.5 million as of December 31, 2023 and 2022, respectively, which is an increase of 15% year-over-year. The growth in our ARR is primarily driven by device expansion, cross-selling additional solutions to our installed customer base, and the addition of new customers.

Dollar-Based Net Retention Rate

To further illustrate the "land and expand" economics of our customer relationships, we examine the rate at which our customers increase their subscriptions for our software solutions. Our dollar-based net retention rate measures our ability to increase revenue across our existing customer base through expanded use of our software solutions, offset by customers whose subscription contracts with us are not renewed or renew at a lower amount.

We calculate dollar-based net retention rate as of a period end by starting with Prior Period ARR. We then calculate the Current Period ARR. Current Period ARR includes any expansion and is net of contraction or attrition over the last 12 months but excludes ARR from new customers in the current period. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the dollar-based net retention rate.

Our dollar-based net retention rates were 108% and 113% for the trailing twelve months ended December 31, 2023 and 2022, respectively. Our high dollar-based net retention rates are primarily attributable to an expansion of devices and our ability to cross-sell our new solutions to our installed customer base.

<p style="text-align: center;">**Components of Results of Operations**</p>

Revenue

We recognize revenue under ASC 606 when or as performance obligations are satisfied. We derive revenue primarily from sales of SaaS subscriptions and support and maintenance contracts and, to a lesser extent, sales of on-premise term-based subscriptions and perpetual licenses and services.

Subscription. Subscription revenue consists of sales of SaaS subscriptions and on-premise term-based subscription licenses as well as support and maintenance contracts. We sell our software solutions primarily with a one-year contract term. We typically invoice SaaS subscription fees and support and maintenance fees annually in advance and recognize revenue ratably over the term of the applicable agreement, provided that all other revenue recognition criteria have been satisfied. The license portion of on-premise subscription revenue is recognized upfront, assuming all revenue recognition criteria are satisfied. See "Critical Accounting Estimates" for more information. We expect subscription revenue to increase over time as we expand our customer base because sales to new customers are expected to be primarily SaaS subscriptions.

Services. Services revenue consists primarily of professional services provided to our customers to configure and optimize the use of our software solutions, as well as training services related to the operation of our software solutions. Our services are priced on a fixed fee basis and generally invoiced in advance of the service being delivered. Revenue is recognized as the services are performed. We expect services revenue to decrease as a percentage of total revenue as the demand for our services is not expected to grow at the same rate as the demand for our subscription solutions.

License. License revenue consists of revenue from on-premise perpetual licenses of our Jamf Pro product sold primarily to existing customers. We recognize license revenue upfront, assuming all revenue recognition criteria are satisfied. We expect license revenue to decrease because sales to new customers are primarily cloud-based subscription arrangements and therefore reflected in subscription revenue.

Cost of Revenue

Cost of subscription. Cost of subscription revenue consists primarily of employee compensation costs for employees associated with supporting our subscription and support and maintenance arrangements, our customer success function, and third-party hosting fees related to our cloud services. Employee compensation and related costs include cash compensation and benefits to employees and associated overhead costs. We expect cost of subscription revenue to increase in absolute dollars, but to remain relatively consistent as a percentage of subscription revenue, relative to the extent of the growth of our business.

Cost of services. Cost of services revenue consists primarily of employee compensation costs directly associated with delivery of professional services and training, costs of third-party integrators, and other associated overhead costs.

Amortization. Amortization expense consists of amortization of acquired intangible assets.

Gross Profit

Gross profit, or revenue less cost of revenue, has been and will continue to be affected by various factors, including the mix of cloud-based subscription customers, the costs associated with supporting our cloud solution, the extent to which we expand our customer support team, and the extent to which we can increase the efficiency of our technology and infrastructure though technological improvements. We expect our gross profit to increase in absolute dollars.

Operating Expenses

Sales and marketing. Sales and marketing expenses consist primarily of employee compensation costs, sales commissions, costs of general marketing and promotional activities, travel-related expenses, and allocated overhead. Sales commissions as well as associated payroll taxes and retirement plan contributions (together, contract costs) that are incremental to the acquisition of customer contracts are capitalized and amortized over the period of benefit, which is estimated to be generally five years. We expect our sales and marketing expenses to increase on an absolute dollar basis as we expand our sales personnel and marketing efforts.

Research and development. Research and development expenses consist primarily of personnel costs and allocated overhead. We will continue to invest in innovation so that we can offer our customers new solutions and enhance our existing solutions. See "Business — Research and Development" for more information. We expect such investment to increase on an absolute dollar basis as our business grows.

General and administrative. General and administrative expenses consist primarily of employee compensation costs for corporate personnel, such as those in our executive, human resource, facilities, accounting and finance, legal and compliance, and IT departments. General and administrative expenses also include non-personnel costs such as legal, accounting, and other professional fees. In addition, general and administrative expenses include acquisition and integration-related expenses which primarily consist of third-party expenses, such as legal and accounting fees, and adjustments to contingent consideration. General and administrative expenses also include system transformation costs, which are primarily associated with the implementation of sales software and software supporting our business including enterprise resource planning, as well as other systems to provide best-in-class processes, governance, and systems. General and administrative expenses may also include restructuring charges including severance and lease impairments. We expect our general and administrative expenses to increase on a dollar basis as our business grows, particularly as we continue to invest in technology infrastructure and expand our operations globally.

Amortization. Amortization expense consists of amortization of acquired intangible assets.

Interest Income (Expense), Net

Interest income (expense), net primarily consists of interest charges and amortization of capitalized issuance costs related to our 2026 Notes, as well as interest income earned on our cash and cash equivalents.

Foreign Currency Transaction Gain (Loss)

Foreign currency transaction gain (loss) includes gains and losses from transactions denominated in a currency other than the Company's functional currency, the U.S. dollar.

Income Tax (Provision) Benefit

Income tax (provision) benefit consists primarily of income taxes related to U.S. federal and state income taxes and income taxes in foreign jurisdictions in which we conduct business.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

		Years Ended December 31,				
		2023		**2022**		**2021**
		(in thousands)				
Revenue:						
Subscription	$	543,019	$	455,007	$	344,243
Services		16,325		19,025		16,122
License		1,227		4,744		6,023
Total revenue		560,571		478,776		366,388
Cost of revenue:						
Cost of subscription[(1)(2)(3)(4)(5)] (exclusive of amortization expense shown below)		98,554		85,479		63,441
Cost of services[(1)(2)(3)(4)] (exclusive of amortization expense shown below)		13,976		13,816		10,898
Amortization expense		13,529		19,932		16,018
Total cost of revenue		126,059		119,227		90,357
Gross profit		434,512		359,549		276,031
Operating expenses:						
Sales and marketing[(1)(2)(3)(4)(5)]		250,757		217,728		148,192
Research and development[(1)(2)(3)(4)(5)]		134,422		119,906		82,541
General and administrative[(1)(2)(3)(4)(5)(6)]		135,233		132,562		96,206
Amortization expense		29,349		28,227		25,294
Total operating expenses		549,761		498,423		352,233
Loss from operations		(115,249)		(138,874)		(76,202)
Interest income (expense), net		6,526		(538)		(2,478)
Loss on extinguishment of debt		—		—		(449)
Foreign currency transaction gain (loss)		916		(2,802)		(849)
Loss before income tax (provision) benefit		(107,807)		(142,214)		(79,978)
Income tax (provision) benefit		(2,279)		913		4,789
Net loss	$	(110,086)	$	(141,301)	$	(75,189)

[(1)] Includes stock-based compensation as follows:

		Years Ended December 31,				
		2023		**2022**		**2021**
		(in thousands)				
Cost of revenue:						
Subscription	$	10,229	$	8,854	$	3,755
Services		1,386		1,299		594
Sales and marketing		33,127		33,559		10,938
Research and development		23,719		24,392		10,512
General and administrative		32,539		41,066		10,006
	$	101,000	$	109,170	$	35,805

(2) Includes payroll taxes related to stock-based compensation as follows:

| | Years Ended December 31, | | |
| | 2023 | 2022 | 2021 |
	(in thousands)		
Cost of revenue:			
Subscription	$ 318	$ 293	$ 122
Services	57	54	24
Sales and marketing	1,162	810	431
Research and development	581	429	335
General and administrative	490	428	615
	$ 2,608	$ 2,014	$ 1,527

(3) Includes depreciation expense as follows:

| | Years Ended December 31, | | |
| | 2023 | 2022 | 2021 |
	(in thousands)		
Cost of revenue:			
Subscription	$ 1,219	$ 1,201	$ 1,134
Services	168	170	169
Sales and marketing	3,155	2,725	2,342
Research and development	1,814	1,610	1,277
General and administrative	1,064	965	835
	$ 7,420	$ 6,671	$ 5,757

(4) Includes acquisition-related expense as follows:

| | Years Ended December 31, | | |
| | 2023 | 2022 | 2021 |
	(in thousands)		
Cost of revenue:			
Subscription	$ —	$ 61	$ 88
Services	50	—	—
Sales and marketing	371	7	180
Research and development	807	912	1,088
General and administrative	6,133	3,663	5,032
	$ 7,361	$ 4,643	$ 6,388

(5) Includes system transformation costs as follows:

| | Years Ended December 31, | | |
| | 2023 | 2022 | 2021 |
	(in thousands)		
Cost of revenue:			
Subscription	$ 51	$ —	$ —
Sales and marketing	174	—	—
Research and development	12	—	—
General and administrative	4,596	—	—
	$ 4,833	$ —	$ —

(6) General and administrative also includes the following:

	Years Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Acquisition-related earnout	$ —	$ 694	$ 6,037
Offering costs	—	124	594
Restructuring charges	1,393	—	—
Legal settlements and other non-recurring litigation costs	559	—	5,000

The following table sets forth our consolidated statements of operations data expressed as a percentage of total revenue for the periods indicated:

	Years Ended December 31,		
	2023	**2022**	**2021**
	(as a percentage of total revenue)		
Revenue:			
Subscription	97 %	95 %	94 %
Services	3	4	4
License	—	1	2
Total revenue	100	100	100
Cost of revenue:			
Cost of subscription (exclusive of amortization expense shown below)	18	18	17
Cost of services (exclusive of amortization expense shown below)	2	3	3
Amortization expense	2	4	5
Total cost of revenue	22	25	25
Gross profit	78	75	75
Operating expenses:			
Sales and marketing	45	45	40
Research and development	24	25	23
General and administrative	24	28	26
Amortization expense	6	6	7
Total operating expenses	99	104	96
Loss from operations	(21)	(29)	(21)
Interest income (expense), net	1	—	(1)
Loss on extinguishment of debt	—	—	—
Foreign currency transaction gain (loss)	—	(1)	—
Loss before income tax (provision) benefit	(20)	(30)	(22)
Income tax (provision) benefit	—	—	1
Net loss	(20)%	(30)%	(21)%

A discussion regarding our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 is presented below. A discussion regarding our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 can be found under Part II, Item 7 in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 1, 2023, which is available free of charge on the SEC's website at www.sec.gov and our investor relations website at ir.jamf.com.

Comparison of the Years Ended December 31, 2023 and 2022

Revenue

| | Years Ended December 31, | | Change | |
	2023	2022	$	%
	(in thousands, except percentages)			
SaaS subscription and support and maintenance	$ 521,269	$ 430,613	$ 90,656	21 %
On-premise subscription	21,750	24,394	(2,644)	(11)
Subscription revenue	543,019	455,007	88,012	19
Professional services	16,325	19,025	(2,700)	(14)
Perpetual licenses	1,227	4,744	(3,517)	(74)
Non-subscription revenue	17,552	23,769	(6,217)	(26)
Total revenue	$ 560,571	$ 478,776	$ 81,795	17 %

For the year ended December 31, 2023, overall revenue increased due to higher subscription revenue, partially offset by a decrease in perpetual licenses revenue and professional services revenue. Subscription revenue accounted for 97% of total revenue for the year ended December 31, 2023 compared to 95% for the year ended December 31, 2022. The increase in subscription revenue was driven by device expansion, cross-selling, and the addition of new customers. The decrease in professional services revenue was driven by lower demand from customers. The decrease in perpetual licenses revenue primarily reflects customers shifting from perpetual licenses to subscriptions.

Cost of Revenue and Gross Margin

| | Years Ended December 31, | | Change | |
	2023	2022	$	%
	(in thousands, except percentages)			
Cost of revenue:				
Cost of subscription (exclusive of amortization expense shown below)	$ 98,554	$ 85,479	$ 13,075	15 %
Cost of services (exclusive of amortization expense show below)	13,976	13,816	160	1
Amortization expense	13,529	19,932	(6,403)	(32)
Total cost of revenue	$ 126,059	$ 119,227	$ 6,832	6 %
Gross margin	78%	75%		

For the year ended December 31, 2023, cost of revenue increased primarily due to an increase in cost of subscription revenue, partially offset by a decrease in amortization expense. Cost of subscription revenue increased primarily due to a $5.3 million increase in employee compensation costs, a $5.8 million increase in third-party hosting fees as we increased capacity to support our growth, and a $1.4 million increase in stock-based compensation expense and related payroll taxes. Amortization expense decreased due to certain intangible assets reaching the end of their useful life.

For the year ended December 31, 2023, total gross margin increased as our revenue expanded faster than the costs required to deliver the revenue and amortization expense decreased.

Operating Expenses

	Years Ended December 31,		Change	
	2023	2022	$	%
	(in thousands, except percentages)			
Operating expenses:				
Sales and marketing	$ 250,757	$ 217,728	$ 33,029	15 %
Research and development	134,422	119,906	14,516	12
General and administrative	135,233	132,562	2,671	2
Amortization expense	29,349	28,227	1,122	4
Operating expenses	$ 549,761	$ 498,423	$ 51,338	10 %

For the year ended December 31, 2023, sales and marketing expenses increased primarily due to a $28.1 million increase in employee compensation costs and a $3.8 million increase in marketing costs.

For the year ended December 31, 2023, research and development expenses increased primarily due to a $15.1 million increase in employee compensation costs, partially offset by a $1.3 million decrease in outside services.

For the year ended December 31, 2023, general and administrative expenses increased primarily due to a $4.6 million increase related to system transformation costs, a $4.0 million increase in employee compensation costs, a $2.4 million increase in acquisition-related expenses, a $1.5 million increase in charitable contributions, and restructuring charges of $1.4 million primarily related to lease impairments, partially offset by an $8.5 million decrease in stock-based compensation expense and related payroll taxes and a $2.4 million decrease in the annual premium for directors and officers insurance due to improved market conditions for such insurance.

Interest Income (Expense), Net

	Years Ended December 31,		Change	
	2023	2022	$	%
	(in thousands, except percentages)			
Interest income (expense), net	$ 6,526	$ (538)	$ 7,064	NM

NM Not Meaningful.

For the year ended December 31, 2023, interest income, net increased primarily due to higher earned interest rates and higher average invested balances.

Foreign Currency Transaction Gain (Loss)

	Years Ended December 31,		Change	
	2023	2022	$	%
	(in thousands, except percentages)			
Foreign currency transaction gain (loss)	$ 916	$ (2,802)	$ 3,718	NM

NM Not Meaningful.

For the year ended December 31, 2023, foreign currency transaction gain increased primarily due to the impact of changes in foreign currency exchange rates, primarily the GBP and EUR.

Income Tax (Provision) Benefit

	Years Ended December 31,		Change	
	2023	2022	$	%
	(in thousands, except percentages)			
Income tax (provision) benefit	$ (2,279)	$ 913	$ (3,192)	NM
Effective tax rate	(2.1)%	0.6 %		

NM Not Meaningful.

The change in the effective tax rate for the year ended December 31, 2023 compared to the prior year was primarily due to international growth.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance. We believe that non-GAAP financial measures, when taken collectively with GAAP financial measures, may be helpful to investors because they provide consistency and comparability with our past financial performance (for example, by eliminating items that fluctuate for reasons unrelated to operating performance or that represent non-recurring, one-time events), provide additional understanding of factors and trends affecting our business, and assist in comparisons with other companies, some of which use similar non-GAAP information to supplement their GAAP results.

Our non-GAAP financial measures are presented for supplemental informational purposes only, and should not be considered a substitute for financial measures presented in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude certain expenses that are required by GAAP to be recorded in our financial statements, including stock-based compensation expense and amortization of acquired intangible assets. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non-GAAP financial measures. Further, non-GAAP financial measures are not standardized. It may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names. While the amortization expense of acquired intangible assets is excluded from certain non-GAAP measures, the revenue related to acquired intangible assets is reflected in such measures as those assets contribute to revenue generation. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures. In addition, investors are encouraged to review our consolidated financial statements and the notes thereto in their entirety and not to rely on any single financial measure.

Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin

We use non-GAAP gross profit and non-GAAP gross profit margin, and believe it is useful to our investors, to understand and evaluate our operating performance and trends and to prepare and approve our annual budget. We define non-GAAP gross profit as gross profit, adjusted for amortization expense, stock-based compensation expense, acquisition-related expense, payroll taxes related to stock-based compensation, and system transformation costs. System transformation costs are primarily associated with the implementation of updated sales software and software supporting our business including enterprise resource planning, as well as other systems to provide best-in-class processes, governance, and systems. The transformation includes a comprehensive redesign in our systems, including the quoting, contracting, fulfilling, and invoicing processes, and the systems and tools we use. We define non-GAAP gross profit margin as non-GAAP gross profit as a percentage of total revenue.

A reconciliation of non-GAAP gross profit to gross profit and non-GAAP gross profit margin to gross profit margin, the most directly comparable GAAP measures, are as follows:

	Years Ended December 31,		
	2023	2022	2021
	(in thousands)		
Gross profit	$ 434,512	$ 359,549	$ 276,031
Amortization expense	13,529	19,932	16,018
Stock-based compensation	11,615	10,153	4,349
Acquisition-related expense	50	61	88
Payroll taxes related to stock-based compensation	375	347	146
System transformation costs	51	—	—
Non-GAAP gross profit	$ 460,132	$ 390,042	$ 296,632
Gross profit margin	78%	75%	75%
Non-GAAP gross profit margin	82%	81%	81%

Non-GAAP Operating Income and Non-GAAP Operating Income Margin

We use non-GAAP operating income and non-GAAP operating income margin, and believe it is useful for our investors, to understand and evaluate our operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We define non-GAAP operating income as operating loss, adjusted for amortization expense, stock-based compensation expense, acquisition-related expense, acquisition-related earnout, offering costs, payroll taxes related to stock-based compensation, system transformation costs, restructuring charges, and extraordinary legal settlements and other non-recurring litigation costs. Restructuring charges for the year ended December 31, 2023 primarily include lease impairments. We define non-GAAP operating income margin as non-GAAP operating income as a percentage of total revenue.

A reconciliation of non-GAAP operating income to operating loss and non-GAAP operating income margin to operating loss margin, the most directly comparable GAAP measures, are as follows:

| | Years Ended December 31, | | |
| | 2023 | 2022 | 2021 |
	(in thousands)		
Operating loss	$ (115,249)	$ (138,874)	$ (76,202)
Amortization expense	42,878	48,159	41,312
Stock-based compensation	101,000	109,170	35,805
Acquisition-related expense	7,361	4,643	6,388
Acquisition-related earnout	—	694	6,037
Offering costs	—	124	594
Payroll taxes related to stock-based compensation	2,608	2,014	1,527
System transformation costs	4,833	—	—
Restructuring charges	1,393	—	—
Legal settlements and other non-recurring litigation costs	559	—	5,000
Non-GAAP operating income	$ 45,383	$ 25,930	$ 20,461
Operating loss margin	(21)%	(29)%	(21)%
Non-GAAP operating income margin	8%	5%	6%

Non-GAAP Net Income

We use non-GAAP net income, and believe it is useful for our investors, to understand and evaluate our operating performance and trends. We define non-GAAP net income as net loss, adjusted for income tax (provision) benefit, amortization expense, stock-based compensation expense, foreign currency transaction (gain) loss, loss on extinguishment of debt, amortization of debt issuance costs, acquisition-related expense, acquisition-related earnout, offering costs, payroll taxes related to stock-based compensation, system transformation costs, restructuring charges, and extraordinary legal settlements and other non-recurring litigation costs, and adjustment to income tax expense based on the non-GAAP measure of profitability using our blended U.S. statutory tax rate.

We define non-GAAP income before income taxes as loss before income taxes adjusted for amortization expense, stock-based compensation expense, foreign currency transaction (gain) loss, loss on extinguishment of debt, amortization of debt issuance costs, acquisition-related expense, acquisition-related earnout, offering costs, payroll taxes related to stock-based compensation, system transformation costs, restructuring charges, and legal settlements and other non-recurring litigation costs.

We define non-GAAP provision for income taxes as the current and deferred income tax expense commensurate with the non-GAAP measure of profitability using our blended U.S. statutory tax rate.

A reconciliation of non-GAAP net income to net loss, the most directly comparable GAAP measure, is as follows:

| | **Years Ended December 31,** | | |
| | **2023** | **2022** | **2021** |
	(in thousands)		
Net loss	$ (110,086)	$ (141,301)	$ (75,189)
Exclude: income tax (provision) benefit	(2,279)	913	4,789
Loss before income tax (provision) benefit	(107,807)	(142,214)	(79,978)
Amortization expense	42,878	48,159	41,312
Stock-based compensation	101,000	109,170	35,805
Foreign currency transaction (gain) loss	(916)	2,802	849
Loss on extinguishment of debt	—	—	449
Amortization of debt issuance costs	2,742	2,722	1,002
Acquisition-related expense	7,361	4,643	6,388
Acquisition-related earnout	—	694	6,037
Offering costs	—	124	594
Payroll taxes related to stock-based compensation	2,608	2,014	1,527
System transformation costs	4,833	—	—
Restructuring charges	1,393	—	—
Legal settlements and other non-recurring litigation costs	559	—	5,000
Non-GAAP income before income taxes	54,651	28,114	18,985
Non-GAAP provision for income taxes [1]	(13,116)	(6,747)	(4,556)
Non-GAAP net income	$ 41,535	$ 21,367	$ 14,429

[1] In accordance with the SEC's Non-GAAP Financial Measures Compliance and Disclosure Interpretation, the Company's blended U.S. statutory rate of 24% is used as an estimate for the current and deferred income tax expense associated with our non-GAAP income before income taxes.

Adjusted EBITDA

We define adjusted EBITDA as net loss, adjusted for interest (income) expense, net, provision (benefit) for income taxes, depreciation expense, amortization expense, stock-based compensation expense, foreign currency transaction (gain) loss, loss on extinguishment of debt, acquisition-related expense, acquisition-related earnout, offering costs, payroll taxes related to stock-based compensation, system transformation costs, restructuring charges, and extraordinary legal settlements and other non-recurring litigation costs.

A reconciliation of adjusted EBITDA to net loss, the most directly comparable GAAP measure, is as follows:

| | Years Ended December 31, | | |
	2023	2022	2021
	(in thousands)		
Net loss	$ (110,086)	$ (141,301)	$ (75,189)
Interest (income) expense, net	(6,526)	538	2,478
Provision (benefit) for income taxes	2,279	(913)	(4,789)
Depreciation expense	7,420	6,671	5,757
Amortization expense	42,878	48,159	41,312
Stock-based compensation	101,000	109,170	35,805
Foreign currency transaction (gain) loss	(916)	2,802	849
Loss on extinguishment of debt	—	—	449
Acquisition-related expense	7,361	4,643	6,388
Acquisition-related earnout	—	694	6,037
Offering costs	—	124	594
Payroll taxes related to stock-based compensation	2,608	2,014	1,527
System transformation costs	4,833	—	—
Restructuring charges	1,393	—	—
Legal settlements and other non-recurring litigation costs	559	—	5,000
Adjusted EBITDA	$ 52,803	$ 32,601	$ 26,218

Liquidity and Capital Resources

General

As of December 31, 2023, our principal sources of liquidity were cash and cash equivalents totaling $243.6 million, which were held for general corporate purposes, which may include working capital, capital expenditures, and potential acquisitions and strategic transactions, as well as the available balance of the 2020 Revolving Credit Facility of $149.0 million, which matures on July 27, 2025. Our cash and cash equivalents are comprised of cash, money market deposit accounts, and money market funds with original maturities at the time of purchase of three months or less. Our cash and cash equivalents are held at a diversified portfolio of investment grade global banks and money market investments, and we do not have material exposure to recent banking-sector events. We expect that our operating cash flows, in addition to our cash and cash equivalents, will enable us to make continued investments in supporting the growth of our business in the future.

We are a holding company, and we derive all of our operating income from our subsidiaries. As a result, our cash flow is dependent on the performance of our subsidiaries and the ability of those entities to distribute funds to us. See Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities — Dividend Policy " for a discussion of our dividend policy, including restrictions on our ability to pay dividends and distributions.

A majority of our customers pay in advance for subscriptions and support and maintenance contracts, a portion of which is recorded as deferred revenue. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is later recognized as revenue in accordance with our revenue recognition policy. As of December 31, 2023, we had deferred revenue of $373.4 million, of which $317.5 million was recorded as a current liability and is expected to be recognized as revenue in the next 12 months, provided all other revenue recognition criteria have been met.

As of December 31, 2023, there were no amounts outstanding under the 2020 Credit Agreement, other than $1.0 million in outstanding letters of credit. Effective April 7, 2023, we entered into the Credit Agreement Amendment No. 2, which amended certain provisions of the 2020 Credit Agreement. The Credit Agreement Amendment No. 2 updated the benchmark interest rate provisions to replace the LIBO Rate with the Adjusted Term SOFR for purposes of calculating interest for U.S. dollar-denominated borrowings under the terms of the 2020 Credit Agreement. Except as amended by the Credit Agreement Amendment No. 2, the remaining terms of the 2020 Credit Agreement remain in full force and effect. See Note 9 of our consolidated financial statements for additional information.

On September 17, 2021, we completed a private offering of the 2026 Notes and received net proceeds of approximately $361.4 million after deducting the initial purchasers' discounts and commissions and the offering expenses paid by us. The 2026 Notes bear interest at a rate of 0.125% per year, payable semiannually in arrears on March 1st and September 1st of each year, beginning on March 1, 2022. The 2026 Notes mature on September 1, 2026. See Note 9 of our consolidated financial statements for additional information.

On July 13, 2023, the Company acquired dataJAR for total purchase consideration of £19.3 million (or approximately $25.1 million using the exchange rate on July 13, 2023), of which £16.6 million (or approximately $21.6 million using the exchange rate on July 13, 2023) was paid upon closing. The purchase consideration also included £2.5 million (or approximately $3.2 million using the exchange rate on July 13, 2023) in cash as partial security for post-closing indemnification claims to be released 12 months from the closing date. In addition, the terms of the dataJAR Purchase Agreement provide for additional future payments to the sellers in the amount of up to £6.5 million (or approximately $8.4 million using the exchange rate on July 13, 2023) if certain key employees continue their employment with the Company through July 13, 2024. See Note 5 of our consolidated financial statements for additional information.

Future Liquidity and Capital Resource Requirements

We believe our cash and cash equivalents, the 2020 Revolving Credit Facility, and cash provided by sales of our software solutions and services will be sufficient to meet our working capital and capital expenditure needs, debt service requirements for at least the next 12 months, as well as other known long-term cash requirements. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and services offerings, and the continuing market acceptance of our products. In the future, we may use cash to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights.

Our principal commitments consist of obligations under our 2026 Notes, contractual agreements for hosting services and other support software, and operating leases for office space. The following table presents the Company's known short-term and long-term contractual obligations and commitments as of December 31, 2023:

	2024	Thereafter	Total
		(in thousands)	
2026 Notes: [1]			
Principal payments	$ —	$ 373,750	$ 373,750
Interest payments	467	934	1,401
Purchase obligations [2]	42,017	24,767	66,784
Operating leases [3]	6,554	17,779	24,333
Total	$ 49,038	$ 417,230	$ 466,268

[1] See Note 9 to our consolidated financial statements for more information.

[2] See Note 8 to our consolidated financial statements for more information.

[3] See Note 7 to our consolidated financial statements for more information.

We also have a variable purchase obligation of $17.5 million over the term of a three-year contract for third-party hosting services that is not reflected in the table above.

Cash Flows

The following table presents a summary of our consolidated cash flows from operating, investing, and financing activities:

	Years Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Net cash provided by operating activities	$ 35,964	$ 90,005	$ 65,165
Net cash used in investing activities	(22,476)	(34,782)	(387,418)
Net cash provided by financing activities	5,321	261	305,528
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	79	(713)	(993)
Net increase (decrease) in cash, cash equivalents, and restricted cash	18,888	54,771	(17,718)
Cash, cash equivalents, and restricted cash, beginning of period	231,921	177,150	194,868
Cash, cash equivalents, and restricted cash, end of period	$ 250,809	$ 231,921	$ 177,150
Cash paid for interest	$ 784	$ 763	$ 967
Cash paid for purchases of equipment and leasehold improvements	2,934	7,727	9,755

Operating Activities

Our largest source of operating cash is cash collections from our subscription customers. Our primary use of cash from operating activities is employee-related expenditures, marketing expenses, and third-party hosting costs.

During the year ended December 31, 2023, net cash provided by operating activities was $36.0 million, a decrease of $54.0 million compared to the year ended December 31, 2022. The decrease was primarily attributable to an increase in cash paid for employee compensation costs, an increase in cash paid for third-party hosting costs, a $12.5 million increase in cash paid for system transformation costs, and a $6.0 million payment for contingent consideration in 2023, partially offset by an increase in cash received from our customers and an $8.3 million increase in cash received from interest income.

During the year ended December 31, 2022, net cash provided by operating activities was $90.0 million, an increase of $24.8 million compared to the year ended December 31, 2021. The increase was primarily attributable to an increase in cash received from our customers and a $5.0 million legal settlement paid in 2021, partially offset by an increase in cash paid for employee compensation costs and an increase in cash paid for third-party hosting costs.

Investing Activities

During the year ended December 31, 2023, net cash used in investing activities was $22.5 million, a decrease of $12.3 million compared to the year ended December 31, 2022. The decrease was primarily attributable to a $5.0 million decrease in payments for acquisitions, net of cash acquired, a $4.8 million decrease in purchases of equipment and leasehold improvements, and a $2.4 million decrease in purchases of investments.

During the year ended December 31, 2022, net cash used in investing activities was $34.8 million, a decrease of $352.6 million compared to the year ended December 31, 2021. The decrease was primarily attributable to a $328.9 million decrease in payments for acquisitions, net of cash acquired, a $25.0 million payment for deferred consideration associated with the Wandera acquisition in 2021, and a $2.0 million decrease in purchases of equipment and leasehold improvements, partially offset by a $3.1 million increase in purchases of investments.

Financing Activities

During the year ended December 31, 2023, net cash provided by financing activities was $5.3 million, an increase of $5.1 million compared to the year ended December 31, 2022. The increase was primarily attributable to a $4.6 million payment for contingent consideration in 2022.

During the year ended December 31, 2022, net cash provided by financing activities was $0.3 million, a decrease of $305.3 million compared to the year ended December 31, 2021. The decrease was primarily attributable to $373.8 million of proceeds from the issuance of the 2026 Notes in 2021 and a $5.5 million decrease in proceeds from the exercise of stock options, partially offset by $36.0 million for the purchase of the Capped Calls in 2021, a $25.0 million payment for deferred consideration associated with the Wandera acquisition in 2021, and a $13.1 million decrease in cash paid for debt issuance costs.

Indemnification Agreements

In the ordinary course of business, we enter into agreements of varying scope and terms pursuant to which we agree to indemnify customers, channel partners, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, services to be provided by us, or from intellectual property infringement, misappropriation, or other violation claims made by third parties. See "Risk Factors — We have indemnity provisions under our contracts with our customers, channel partners, and other third parties, which could have a material adverse effect on our business." In addition, we have entered into indemnification agreements with our directors and certain officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, or employees. No demands have been made upon us to provide indemnification under such agreements, and there are no claims that we are aware of that could have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows.

Critical Accounting Estimates

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. We base our estimates on experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates, impacting our reported results of operations and financial condition.

Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective, or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below are the most difficult management decisions as they involve the use of significant estimates and assumptions as described above. Refer to "Note 2 — Summary of significant accounting policies" to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for more detailed information regarding these and other accounting policies.

Revenue recognition

We derive revenue from the sales of SaaS subscriptions, support and maintenance contracts, software licenses, and related professional services. Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

When our contracts with customers contain multiple performance obligations, the contract transaction price is allocated based on a relative SSP basis to each performance obligation. The Company typically determines SSP based on observable selling prices of its products and services. In instances where SSP is not directly observable, such as with software licenses that are never sold on a stand-alone basis, SSP is determined using information that may include market conditions and other observable inputs. SSP is typically established as ranges, and the Company typically has more than one SSP range for individual products and services due to the stratification of those products and services by customer class, channel type, and purchase quantity, among other circumstances. The SSP is reassessed periodically or when facts and circumstances change.

Business combinations

When the Company acquires a business, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. The allocation of the purchase price requires management to make significant estimates in determining the fair value of assets acquired and liabilities assumed, especially with respect to intangible assets. The estimates, as applicable to the intangible assets acquired at the acquisition date, may include:

- future expected cash flows from subscription contracts and acquired developed technologies;

- historical and expected customer attrition rates and anticipated growth in revenue;

- royalty rates applied to acquired developed technology platforms;

- obsolescence curves and other useful life assumptions, such as the period of time and intended use of acquired intangible assets in the Company's product offerings;

- discount rates; and

- uncertain tax positions and tax-related valuation allowances.

These estimates are inherently uncertain and unpredictable. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of the assets acquired and liabilities assumed may be recorded with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of the assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

Recent Accounting Pronouncements

For a description of our recently adopted accounting pronouncements and recently issued accounting standards not yet adopted, see "Note 2 — Summary of significant accounting policies" to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in foreign currency exchange rates or interest rates.

Foreign Currency Exchange Risk

The functional currency of our foreign subsidiaries, except for Jamf Ltd. and its subsidiaries, is the U.S. dollar. The functional currency of Jamf Ltd. and its subsidiaries is the GBP. Most of our sales are denominated in U.S. dollars, and therefore our revenue is not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries in which our operations are located, which are primarily in the U.S., the UK, the Netherlands, Poland, the Czech Republic, Japan, and Australia. Our consolidated results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative financial instruments. During the year ended December 31, 2023, a hypothetical 10% change in foreign currency exchange rates applicable to our business would have an impact of $15.5 million on our operating loss.

Interest Rate Risk

As of December 31, 2023, we had $243.6 million of cash and cash equivalents, which were held for working capital purposes. Our cash and cash equivalents are comprised of cash, money market deposit accounts, and money market funds with original maturities at the time of purchase of three months or less. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Decreases in interest rates, however, would reduce future interest income.

In September 2021, the Company issued $373.8 million aggregate principal amount of 0.125% 2026 Notes in a private offering. Because the 2026 Notes have a fixed interest rate, we do not have economic interest exposure on the 2026 Notes. The fair value of the 2026 Notes, however, fluctuates when interest rates fluctuate. Additionally, the fair value of the 2026 Notes fluctuates when the market price of our common stock fluctuates. The 2026 Notes are carried at face value less unamortized debt issuance costs on our consolidated balance sheets, and the fair value of the 2026 Notes is presented for disclosure purposes only.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	PAGE
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 42)	77
Consolidated Balance Sheets — December 31, 2023 and 2022	81
Consolidated Statements of Operations — Years Ended December 31, 2023, 2022, and 2021	82
Consolidated Statements of Comprehensive Loss — Years Ended December 31, 2023, 2022, and 2021	83
Consolidated Statements of Stockholders' Equity — Years Ended December 31, 2023, 2022, and 2021	84
Consolidated Statements of Cash Flows — Years Ended December 31, 2023, 2022, and 2021	85
Notes to Consolidated Financial Statements	87
Note 1. Basis of presentation and description of business	87
Note 2. Summary of significant accounting policies	88
Note 3. Financial instruments fair value	95
Note 4. Equipment and leasehold improvements	97
Note 5. Acquisitions	97
Note 6. Goodwill and other intangible assets	104
Note 7. Leases	105
Note 8. Commitments and contingencies	106
Note 9. Debt	107
Note 10. Stock-based compensation	109
Note 11. Net loss per share	113
Note 12. Employee benefit plans	113
Note 13. Income taxes	114
Note 14. Related party transactions	116
Note 15. Condensed financial information (Parent Company only)	117
Note 16. Subsequent events	118

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Jamf Holding Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jamf Holding Corp. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company's revenue is primarily generated from the sales of cloud-based SaaS subscriptions, support and maintenance contracts, software licenses, and related professional services, which are largely billed up front. Cloud-based SaaS subscriptions and support and maintenance revenue are recognized ratably over the contract term, beginning at the point when the customer is able to use and benefit from the subscription. License revenue is recognized upon transfer of control to the customer, which is typically when the customer obtains access to the product at the start of the contract term. Professional services revenue is recognized as the services are performed. The Company's total revenue was $560.6 million for the year ended December 31, 2023.

Auditing the Company's revenue recognition was challenging due to the significant effort required to perform procedures and evaluate audit evidence due to the high volume of transactions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's accounting for revenue from contracts with customers. This included testing controls that address the risks of material misstatement relating to the completeness and accuracy of revenue transactions. For example, we tested the controls over the initiation and billing of subscriptions and the recognition of revenue. We also tested the controls related to the reconciliation between the initiation system and the billing and accounting system.

To test the Company's accounting for revenue recognition, we performed substantive audit procedures that included, among others, performing data analytics over data extracted from the billing and accounting system to test the recorded revenue and deferred revenue amounts, testing on a sample basis the completeness and accuracy of the underlying data within the Company's billing and accounting system by inspecting, where applicable, customer purchase orders, license agreements, and testing on a sample basis the cash receipts from customers.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2017.
Minneapolis, Minnesota
February 27, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Jamf Holding Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Jamf Holding Corp.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Jamf Holding Corp. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of dataJar, which is included in the 2023 consolidated financial statements of the Company and constituted 2% and 4% of total and net assets, respectively, as of December 31, 2023 and less than 1% of revenues and operating loss for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of dataJar.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes, and our report dated February 27, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 27, 2024

JAMF HOLDING CORP.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,	
	2023	**2022**
Assets		
Current assets:		
Cash and cash equivalents	$ 243,576	$ 224,338
Trade accounts receivable, net of allowances of $444 and $445 at December 31, 2023 and 2022, respectively	108,240	88,163
Deferred contract costs	23,508	17,652
Prepaid expenses	14,255	14,331
Other current assets	13,055	6,562
Total current assets	402,634	351,046
Equipment and leasehold improvements, net	15,184	19,421
Goodwill	887,121	856,925
Other intangible assets, net	187,891	218,744
Deferred contract costs, non-current	53,070	39,643
Other assets	43,752	43,763
Total assets	$ 1,589,652	$ 1,529,542
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 25,909	$ 15,393
Accrued liabilities	77,447	67,051
Income taxes payable	1,248	486
Deferred revenue	317,546	278,038
Total current liabilities	422,150	360,968
Deferred revenue, non-current	55,886	68,112
Deferred tax liability, net	5,952	5,505
Convertible senior notes, net	366,999	364,505
Other liabilities	21,118	29,114
Total liabilities	872,105	828,204
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Preferred stock, $0.001 par value, 50,000,000 shares authorized at December 31, 2023 and 2022; no shares issued and outstanding at December 31, 2023 and 2022	—	—
Common stock, $0.001 par value, 500,000,000 shares authorized at December 31, 2023 and 2022; 126,938,102 and 123,170,172 shares issued and outstanding at December 31, 2023 and 2022, respectively	126	123
Additional paid-in capital	1,162,993	1,049,875
Accumulated other comprehensive loss	(26,777)	(39,951)
Accumulated deficit	(418,795)	(308,709)
Total stockholders' equity	717,547	701,338
Total liabilities and stockholders' equity	$ 1,589,652	$ 1,529,542

The accompanying notes are an integral part of these consolidated financial statements.

JAMF HOLDING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

		Years Ended December 31,				
		2023		**2022**		**2021**
Revenue:						
Subscription	$	543,019	$	455,007	$	344,243
Services		16,325		19,025		16,122
License		1,227		4,744		6,023
Total revenue		560,571		478,776		366,388
Cost of revenue:						
Cost of subscription (exclusive of amortization expense shown below)		98,554		85,479		63,441
Cost of services (exclusive of amortization expense shown below)		13,976		13,816		10,898
Amortization expense		13,529		19,932		16,018
Total cost of revenue		126,059		119,227		90,357
Gross profit		434,512		359,549		276,031
Operating expenses:						
Sales and marketing		250,757		217,728		148,192
Research and development		134,422		119,906		82,541
General and administrative		135,233		132,562		96,206
Amortization expense		29,349		28,227		25,294
Total operating expenses		549,761		498,423		352,233
Loss from operations		(115,249)		(138,874)		(76,202)
Interest income (expense), net		6,526		(538)		(2,478)
Loss on extinguishment of debt		—		—		(449)
Foreign currency transaction gain (loss)		916		(2,802)		(849)
Loss before income tax (provision) benefit		(107,807)		(142,214)		(79,978)
Income tax (provision) benefit		(2,279)		913		4,789
Net loss	$	(110,086)	$	(141,301)	$	(75,189)
Net loss per share, basic and diluted	$	(0.88)	$	(1.17)	$	(0.64)
Weighted-average shares used to compute net loss per share, basic and diluted		124,935,620		120,720,972		118,276,462

The accompanying notes are an integral part of these consolidated financial statements.

JAMF HOLDING CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Years Ended December 31,		
	2023	2022	2021
Net loss	$ (110,086)	$ (141,301)	$ (75,189)
Other comprehensive income (loss):			
Foreign currency translation adjustments	13,174	(32,085)	(7,866)
Total other comprehensive income (loss)	13,174	(32,085)	(7,866)
Comprehensive loss	$ (96,912)	$ (173,386)	$ (83,055)

The accompanying notes are an integral part of these consolidated financial statements.

JAMF HOLDING CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Stock Class Common		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Stockholders' Equity
	Shares	Amount				
Balance, December 31, 2020	**116,992,472**	**$ 117**	**$ 903,116**	**$ —**	**$ (92,219)**	**$ 811,014**
Exercise of stock options	1,903,560	1	10,690	—	—	10,691
Vesting of restricted stock units	530,032	1	—	—	—	1
Share-based compensation	—	—	35,805	—	—	35,805
Purchase of capped calls	—	—	(36,030)	—	—	(36,030)
Foreign currency translation adjustment	—	—	—	(7,866)	—	(7,866)
Net loss	—	—	—	—	(75,189)	(75,189)
Balance, December 31, 2021	119,426,064	119	913,581	(7,866)	(167,408)	738,426
Exercise of stock options	842,188	1	5,202	—	—	5,203
Vesting of restricted stock units	1,895,620	2	—	—	—	2
Issuance of common stock under the employee stock purchase plan	295,189	—	6,840	—	—	6,840
Issuance of common stock in connection with business combination	711,111	1	15,082	—	—	15,083
Stock-based compensation	—	—	109,170	—	—	109,170
Foreign currency translation adjustment	—	—	—	(32,085)	—	(32,085)
Net loss	—	—	—	—	(141,301)	(141,301)
Balance, December 31, 2022	123,170,172	123	1,049,875	(39,951)	(308,709)	701,338
Exercise of stock options	845,235	1	6,041	—	—	6,042
Vesting of restricted stock units	2,489,574	2	—	—	—	2
Issuance of common stock under the employee stock purchase plan	433,121	—	6,077	—	—	6,077
Stock-based compensation	—	—	101,000	—	—	101,000
Foreign currency translation adjustment	—	—	—	13,174	—	13,174
Net loss	—	—	—	—	(110,086)	(110,086)
Balance, December 31, 2023	**126,938,102**	**$ 126**	**$ 1,162,993**	**$ (26,777)**	**$ (418,795)**	**$ 717,547**

The accompanying notes are an integral part of these consolidated financial statements.

JAMF HOLDING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2023	**2022**	**2021**
Operating activities			
Net loss	$ (110,086)	$ (141,301)	$ (75,189)
Adjustments to reconcile net loss to cash provided by operating activities:			
Depreciation and amortization expense	50,298	54,830	47,069
Amortization of deferred contract costs	21,497	16,563	12,534
Amortization of debt issuance costs	2,742	2,722	1,251
Non-cash lease expense	5,935	5,869	4,994
Impairment of lease right-of-use assets	1,077	—	—
Provision for credit losses and returns	472	328	37
Loss on extinguishment of debt	—	—	449
Share-based compensation	101,000	109,170	35,805
Deferred tax benefit	(1,976)	(2,955)	(5,644)
Adjustment to contingent consideration	—	694	6,037
Other	(1,673)	3,333	1,419
Changes in operating assets and liabilities:			
Trade accounts receivable	(19,233)	(9,487)	(6,521)
Prepaid expenses and other assets	(11,354)	1,888	(9,234)
Deferred contract costs	(40,643)	(31,134)	(24,795)
Accounts payable	9,352	5,891	2,069
Accrued liabilities	2,690	10,017	4,345
Income taxes payable	727	151	(642)
Deferred revenue	23,939	63,426	71,216
Other liabilities	1,200	—	(35)
Net cash provided by operating activities	35,964	90,005	65,165
Investing activities			
Acquisitions, net of cash acquired	(18,797)	(23,816)	(352,711)
Payment of deferred consideration	—	—	(25,000)
Purchases of equipment and leasehold improvements	(2,934)	(7,727)	(9,755)
Purchase of investments	(750)	(3,100)	—
Other	5	(139)	48
Net cash used in investing activities	(22,476)	(34,782)	(387,418)
Financing activities			
Proceeds from convertible senior notes	—	—	373,750
Proceeds from bank borrowings	—	—	250,000
Payment of bank borrowings	—	—	(250,000)
Payment for purchase of capped calls	—	—	(36,030)
Debt issuance costs	—	(50)	(13,134)
Cash paid for offering costs	—	(104)	(543)
Cash paid for contingent consideration	(206)	(4,588)	(4,206)
Payment of deferred consideration	—	—	(25,000)
Payment of acquisition-related holdback	(515)	(200)	—
Proceeds from the exercise of stock options	6,042	5,203	10,691
Net cash provided by financing activities	5,321	261	305,528
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	79	(713)	(993)
Net increase (decrease) in cash, cash equivalents, and restricted cash	18,888	54,771	(17,718)
Cash, cash equivalents, and restricted cash, beginning of period	231,921	177,150	194,868
Cash, cash equivalents, and restricted cash, end of period	$ 250,809	$ 231,921	$ 177,150

The accompanying notes are an integral part of these consolidated financial statements.

JAMF HOLDING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands)

	Years Ended December 31,		
	2023	2022	2021
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	$ 784	$ 763	$ 967
Income taxes, net of refunds	3,127	1,747	1,334
Non-cash activities:			
Employee stock purchase plan	6,077	6,840	—
Debt issuance costs accrued but not paid	—	—	50
Operating lease assets obtained in exchange for operating lease liabilities	732	8,159	1,470
Purchases of equipment and leasehold improvements accrued but not paid	421	419	—
Issuance of common stock for the acquisition of business	—	15,083	—
Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:			
Cash and cash equivalents	$ 243,576	$ 224,338	$ 177,150
Restricted cash included in other current assets	3,633	383	—
Restricted cash included in other assets	3,600	7,200	—
Total cash, cash equivalents, and restricted cash	$ 250,809	$ 231,921	$ 177,150

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Basis of presentation and description of business

Description of business

Jamf Holding Corp. and its wholly owned subsidiaries, collectively, are referred to as the "Company," "we," "us," or "our." We are the standard in managing and securing Apple at work, and we are the only company in the world that provides a complete management and security solution for an Apple-first environment that is designed to be enterprise secure, consumer simple, and protective of personal privacy. We help IT and security teams confidently protect the devices, data, and applications used by their workforce, while providing employees with the powerful and intended Apple experience. With Jamf's software, devices can be deployed to employees brand new in the shrink-wrapped box, set up automatically and personalized at first power-on and administered continuously throughout the lifecycle of the device. Our customers are located throughout the world.

Basis of presentation and principles of consolidation

The consolidated financial statements, which include the accounts of the Company and its wholly owned subsidiaries, have been prepared in accordance with GAAP. All intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the reporting date, and the reported amounts of revenue and expenses during the reporting period. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future and include, but are not limited to, revenue recognition, stock-based compensation, the expected period of benefit for deferred contract costs, the fair values of assets acquired and liabilities assumed in business combinations, useful lives for finite-lived assets, recoverability of long-lived assets, the value of ROU assets and lease liabilities, allowance for expected credit losses, commitments and contingencies, and accounting for income taxes and related valuation allowances against deferred tax assets. Actual results could differ from those estimates.

Segment and geographic information

Our CODM is our CEO, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. We operate our business as one operating segment and therefore we have one reportable segment.

Revenue by geographic region as determined based on the location where the sale originated were as follows:

	Years Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
The Americas [1]	$ 377,890	$ 330,704	$ 261,516
Europe, the Middle East, India, and Africa	140,224	113,861	79,918
Asia Pacific	42,457	34,211	24,954
	$ 560,571	$ 478,776	$ 366,388

[1] The vast majority of our Americas revenue comes from the U.S.

Long-lived assets, which include equipment and leasehold improvements, net and operating lease ROU assets for purposes of this disclosure, by geographic region were as follows:

	December 31,			
	2023		2022	
	(in thousands)			
The Americas	$	21,489	$	28,087
Europe, the Middle East, India, and Africa		3,150		4,904
Asia Pacific		8,206		10,258
	$	32,845	$	43,249

The U.S. held 65% of the total long-lived assets as of both December 31, 2023 and 2022.

Note 2. Summary of significant accounting policies

Net loss per share of common stock

Basic net loss per common share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period without consideration for potentially dilutive securities. Diluted net loss per common share is calculated by dividing net loss by the weighted-average number of common shares and potentially dilutive securities outstanding during the period. The potentially dilutive securities include outstanding stock options, unvested RSUs, shares related to the 2026 Notes, and shares issuable pursuant to the 2021 ESPP and are determined by applying either the treasury-stock method or the if-converted method, as applicable. Because we have reported a net loss for the years ended December 31, 2023, 2022, and 2021, the number of shares used to calculate diluted net loss per common share is the same as the number of shares used to calculate basic net loss per common share for those periods given that the potentially dilutive shares would have been anti-dilutive if included in the calculation.

Cash, cash equivalents, and restricted cash

The Company considers any highly liquid investments purchased with original maturities at the time of purchase of three months or less to be cash equivalents. The Company maintains cash in deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Restricted cash represents cash that is restricted as to withdrawal or usage and consists of cash held back in an escrow fund as partial security for post-closing indemnification claims related to the acquisition of ZecOps. See Note 5 for more information.

Trade accounts receivable, net

Credit is extended to customers in the normal course of business. Trade accounts receivable are recorded at the invoiced amount, net of allowances. The allowance for credit losses is based on an expected loss model that estimates losses over the expected life of the trade accounts receivable. The Company estimates expected credit losses based on the Company's historical loss information, current and future economic and market conditions, and ongoing review of customers' account balances. The Company writes-off a receivable against the allowance when a determination is made that the balance is uncollectible and collection of the receivable is no longer being actively pursued. For all periods presented, the allowance for credit losses was not material.

Equipment and leasehold improvements, net

Equipment and leasehold improvements are recorded at cost less accumulated depreciation. Expenditures for renewals and betterments that extend the life of such assets are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. These lives are three years for computers and server equipment, three years for software, five years for furniture and fixtures, and the lesser of the lease term or the useful life of the leasehold improvements. Repair and maintenance costs are expensed as incurred. Differences between amounts received and the net carrying value of assets retired or disposed of are charged to income as incurred.

Equipment and leasehold improvements, net are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. There were no material impairment losses recognized during the years ended December 31, 2023, 2022, and 2021.

Cloud computing arrangements

The Company incurs costs to implement cloud computing arrangements that are hosted by third party vendors. Certain implementation costs associated with cloud computing arrangements are capitalized when incurred during the application development phase. Amortization is calculated on a straight-line basis over the contractual term of the cloud computing arrangement. As of December 31, 2023, the Company capitalized costs associated with the implementation of these arrangements of $1.9 million in other current assets and $10.9 million in other assets on the consolidated balance sheet.

Business combinations

When the Company acquires a business, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. The allocation of the purchase price requires management to make significant estimates in determining the fair value of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are inherently uncertain and unpredictable. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of the assets acquired and liabilities assumed may be recorded with the corresponding offset to goodwill. Upon conclusion of the measurement period or final determination of the fair value of the assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations. Acquisition-related costs are expensed as incurred.

Goodwill

Goodwill is tested for impairment at least annually and more frequently if events occur that would indicate that it is more likely than not the fair value of the reporting unit is less than the carrying value. The Company has one reporting unit. If the reporting unit's carrying value exceeds its fair value, an impairment charge will be recorded based on that difference. The impairment charge will be limited to the amount of goodwill currently recognized in the Company's single reporting unit. The Company performed a qualitative assessment of goodwill as of October 1, 2023, and no impairment was identified. No other interim impairment tests were deemed necessary.

Other intangible assets, net

Intangible assets with finite lives include trademarks, customer relationships, developed technology, non-competes, and order backlog. These assets are amortized over their estimated useful lives, which range from two to twelve years, on a straight-line basis. Intangible assets with finite lives are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows generated by the asset. The amount of the impairment loss recorded is calculated by the excess of the asset's carrying value over its fair value. There were no impairment losses recognized during the years ended December 31, 2023, 2022, and 2021.

Operating leases

The Company adopted ASC 842 on January 1, 2021 using the optional transition method to the modified retrospective approach. Under this transition provision, results for reporting periods beginning on or after January 1, 2021 are presented under ASC 842 while prior period amounts continue to be reported and disclosed in accordance with the Company's historical accounting treatment under ASC 840.

The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to and the agreement creates enforceable rights and obligations. Under ASC 842, a contract is or contains a lease when (i) explicitly or implicitly identified assets have been deployed in the contract and (ii) the customer obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company recognizes ROU assets and lease liabilities based on the present value of lease payments over the lease term at the commencement date of the lease (or January 1, 2021 for existing leases upon the adoption of ASC 842). The ROU assets also include any initial direct costs incurred and lease payments made at or before the commencement date and are reduced by any lease incentives. The Company does not recognize ROU assets and lease liabilities for leases with a term of twelve months or less.

Future lease payments may include fixed rent escalation clauses or payments that depend on an index (such as the consumer price index). Subsequent changes to an index and other periodic market-rate adjustments to base rent are recorded in variable lease expense in the period incurred.

The Company made an accounting policy election to account for lease and non-lease components in its contracts as a single lease component for all asset classes. The non-lease components typically represent additional services transferred to the Company, such as common area maintenance for real estate, which are variable in nature and recorded in variable lease expense in the period incurred.

The Company uses its incremental borrowing rate to determine the present value of lease payments as the Company's leases do not have a readily determinable implicit discount rate. The incremental borrowing rate is the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount in a similar economic environment. Judgement is applied in assessing factors such as Company specific credit risk, lease term, nature and quality of the underlying collateral, currency, and economic environment in determining the incremental borrowing rate to apply to each lease.

ROU assets are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of the ROU assets exceed their fair value. The amount of the impairment loss recognized is calculated as the excess of the asset's carrying value over its fair value. The Company uses a discounted cash flow approach to estimate the fair value of its ROU assets.

Debt issuance costs

Costs of debt financing are charged to expense over the lives of the related financing agreements. Remaining costs and the future period over which they would be charged to expense are reassessed when amendments to the related financing agreements or prepayments occur. Debt issuance costs for the Company's 2026 Notes are recognized as an offset to the liability and are amortized using the effective-interest method.

Foreign currency

Our reporting currency is the U.S. dollar. The functional currency of our foreign operations, except for Jamf Ltd. and its subsidiaries, is the U.S. dollar. The functional currency of Jamf Ltd. and its subsidiaries is the GBP. The assets, liabilities, revenue, and expenses of our foreign operations are remeasured in accordance with ASC 830. Remeasurement adjustments are recorded as foreign currency transaction gain (loss) in the consolidated statements of operations. Assets and liabilities of Jamf Ltd. and its subsidiaries are translated into U.S. dollars based upon exchange rates prevailing at the end of each period. Revenue and expenses of Jamf Ltd. and its subsidiaries are translated at weighted-average exchange rates on a monthly basis. The resulting translation adjustment is included in accumulated other comprehensive loss.

Stock-based compensation

The Company recognizes compensation expense for all stock-based awards granted to our employees and non-employee directors in the consolidated statements of operations based on the estimated fair value of the awards on the date of grant. We use the Black-Scholes option pricing model to estimate the fair value of service-based options and purchase rights granted under the 2021 ESPP. We use the fair market value of our common stock on the date of grant to estimate the fair value of RSUs. We recognize compensation expense for service-based options and RSUs on a straight-line basis over the applicable vesting period. We recognize compensation expense for the purchase rights granted under the 2021 ESPP on a straight-line basis over the offering period. Forfeitures are accounted for as they occur.

Income taxes

We account for income taxes in accordance with ASC 740 under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities, NOLs, and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

We use a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. A tax position is recognized when it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority. The standard also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

Revenue recognition

The Company applies ASC 606 and follows a five-step model to determine the appropriate amount of revenue to be recognized in accordance with ASC 606:

- Identify the contract with a customer

- Identify the performance obligations in the contract

- Determine the transaction price

- Allocate the transaction price to the performance obligations in the contract

- Recognize revenue when or as performance obligations are satisfied

The Company's revenue is primarily derived from sales of SaaS subscriptions, support and maintenance contracts, software licenses, and related professional services. The Company's products and services are marketed and sold directly, as well as indirectly through third-party resellers, to the end-user.

The Company assesses the contract term as the period in which the parties to the contract have enforceable rights and obligations. The contract term can differ from the stated term in contracts with certain termination or renewal rights, depending on whether there are substantive penalties associated with those rights. Customer contracts are generally standardized and non-cancelable for the duration of the stated contract term.

Nature of Products and Services

Subscription: Subscription includes SaaS subscription arrangements, which include a promise to allow customers to access software hosted by the Company over the contract period without allowing the customer to take possession of the software or transfer hosting to a third-party. Subscription also includes support and maintenance, which includes when-and-if available software updates and technical support on our perpetual and on-premise term-based subscription licenses. Because the subscription represents a stand-ready obligation to provide a series of distinct periods of access to the subscription, which are all substantially the same and that have the same pattern of transfer to the customer, subscriptions are accounted for as a series and revenue is recognized ratably over the contract term, beginning at the point when the customer is able to use and benefit from the subscription. Subscription also includes sales of on-premise term-based subscription arrangements. Licenses for on-premise term-based software provide the customer with a right to use the software as it exists when made available to the customer. Revenue from software licenses is recognized upon transfer of control to the customer, which is typically upon making the software available to the customer.

Services: Services, including training, are often sold as part of new software license or subscription contracts. These services are fulfilled by the Company and with the use of other vendors and do not significantly modify, integrate, or otherwise depend on other performance obligations included in the contracts. Services are generally performed over a one- to two-day period and, when sold as part of new software license or subscription contracts, at or near the outset of the related contract. When other vendors participate in the provisioning of the services, the Company recognizes the related revenue on a gross basis as the Company is the principal in these arrangements. Revenue related to services is recognized as the Company's performance obligation is fulfilled. Related fulfillment costs are recognized as incurred.

License: License includes sales of on-premise perpetual software. Licenses for on-premise perpetual software provide the customer with a right to use the software as it exists when made available to the customer. Revenue from on-premise perpetual software licenses is recognized upon transfer of control to the customer, which is typically upon making the software available to the customer.

Certain contracts may include explicit options to renew subscriptions or maintenance at a stated price. These options are generally priced in line with the SSP and therefore do not provide a material right to the customer. If the option provides a material right to the customer, then the material right is accounted for as a separate performance obligation, and the Company recognizes revenue when those future goods or services underlying the option are transferred or when the option expires.

Transaction Price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods and services to the customer. The transaction price is exclusive of amounts collected on behalf of third parties, such as sales tax and value-added tax.

Significant Judgments

When the Company's contracts with customers contain multiple performance obligations, the contract transaction price is allocated based on a relative SSP basis to each performance obligation. The Company typically determines SSP based on observable selling prices of its products and services.

In instances where SSP is not directly observable, such as with software licenses that are never sold on a stand-alone basis, SSP is determined using information that may include market conditions and other observable inputs. SSP is typically established as ranges, and the Company typically has more than one SSP range for individual products and services due to the stratification of those products and services by customer class, channel type, and purchase quantity, among other circumstances. The SSP is reassessed periodically or when facts and circumstances change.

Disaggregation of Revenue

The Company separates revenue into subscription and non-subscription categories to disaggregate the revenue that is term-based and renewable from the revenue that is one-time in nature. Revenue from subscription and non-subscription contractual arrangements were as follows:

	Years Ended December 31,		
	2023	2022	2021
	(in thousands)		
SaaS subscription and support and maintenance	$ 521,269	$ 430,613	$ 313,950
On-premise subscription	21,750	24,394	30,293
Subscription revenue	543,019	455,007	344,243
Professional services	16,325	19,025	16,122
Perpetual licenses	1,227	4,744	6,023
Non-subscription revenue	17,552	23,769	22,145
Total revenue	$ 560,571	$ 478,776	$ 366,388

Contract Balances

The timing of revenue recognition may not align with the right to invoice the customer. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment regardless of whether revenue has been recognized. For multiyear agreements, the Company will either invoice the customer in full at the inception of the contract or in installments (generally annually at the beginning of each renewal period). If revenue has not yet been recognized, then a contract liability (deferred revenue) is also recorded. Deferred revenue classified as current in the consolidated balance sheets is expected to be recognized as revenue within one year. Non-current deferred revenue will generally be fully recognized within five years. If revenue is recognized in advance of the right to invoice, a contract asset is recorded. For the years ended December 31, 2023, 2022, and 2021, contract assets and the allowance for expected credit losses associated with contract assets were not material.

Changes in contract liabilities, including revenue earned during the period from the beginning contract liability balance and new deferrals of revenue during the period, were as follows:

| | Years Ended December 31, | | |
	2023	2022	2021
	(in thousands)		
Balance, beginning of the period	$ 346,150	$ 282,128	$ 205,509
Acquisitions	3,230	1,014	5,200
Revenue earned	(281,536)	(222,964)	(160,002)
Deferral of revenue	307,689	287,608	231,421
Other [1]	(2,101)	(1,636)	—
Balance, end of the period	$ 373,432	$ 346,150	$ 282,128

[1] Includes contract assets netted against contract liabilities on a contract-by-contract basis.

There were no significant changes to our contract assets and liabilities during the years ended December 31, 2023, 2022, and 2021 outside of our sales activities.

In instances where the timing of revenue recognition differs from the timing of the right to invoice, the Company has determined that a significant financing component generally does not exist. The primary purpose of the Company's invoicing terms is to provide customers with simplified and predictable ways of purchasing the products and services and not to receive financing from or provide financing to the customer. Additionally, the Company has elected the practical expedient that permits an entity not to recognize a significant financing component if the time between the transfer of a good or service and payment is one year or less. Payment terms on invoiced amounts are typically 30 to 60 days. The Company does not offer rights of return for its products and services in the normal course of business and contracts generally do not include customer acceptance clauses.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and non-cancelable amounts to be invoiced. As of December 31, 2023, the Company had $499.6 million of remaining performance obligations, with 71% expected to be recognized as revenue over the succeeding 12 months, and the remainder generally expected to be recognized over the three years thereafter.

Deferred Contract Costs

Sales commissions, as well as associated payroll taxes and retirement plan contributions (together, contract costs), that are incremental to the acquisition of customer contracts are capitalized using a portfolio approach as deferred contract costs in the consolidated balance sheets when the period of benefit is determined to be greater than one year.

The Company has elected to apply the practical expedient to expense contract costs as incurred when the expected amortization period is one year or less. The judgments made in determining the amount of costs incurred include the portion of the commissions that are expensed in the current period versus the portion of the commissions that are recognized over the expected period of benefit, which often extends beyond the contract term as we generally do not pay commensurate commissions upon renewal of the service contracts. Contract costs are allocated to each performance obligation within the contract and amortized on a straight-line basis over the expected benefit period of the related performance obligations. Contract costs are amortized as a component of sales and marketing expenses in our consolidated statements of operations. We have determined that the expected period of benefit is generally five years based on evaluation of a number of factors, including customer attrition rates, weighted-average useful lives of our customer relationship and developed technology intangible assets, and market factors, including the overall competitive environment and technology life of competitors. Total amortization of contract costs for the years ended December 31, 2023, 2022, and 2021 was $21.5 million, $16.6 million, and $12.5 million, respectively.

The Company periodically reviews these deferred contract costs to determine whether events or changes in circumstances have occurred that could affect the period of benefit of these deferred contract costs. There were no impairment losses recorded during the years ended December 31, 2023, 2022, or 2021.

Concentrations of Risk

For each of the years ended December 31, 2023 and 2022, the Company had two distributors that each accounted for more than 10% of total revenue. Total receivables related to these distributors were $32.1 million and $29.3 million as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, these distributors accounted for 30% and 33%, respectively, of total receivables.

No single end customer accounted for more than 10% of total revenue for the years ended December 31, 2023 and 2022. No single end customer accounted for more than 10% of total receivables as of December 31, 2023 and 2022.

The Company hosts our cloud service from third-party data center facilities operated by AWS from several global locations. The Company has internal procedures to restore services in the event of disaster at any of its current data center facilities. Even with these procedures for disaster recovery in place, the Company's subscription services could be significantly interrupted during the time period following a disaster at one of its sites and the subsequent restoration of services at another site.

Research and development costs and software development costs

All research and development costs are expensed as incurred in accordance with ASC Topic 730, *Research and Development*. Software development costs required to be capitalized under ASC Topic 985-20, *Costs of Software to be Sold, Leased or Marketed*, and under ASC Topic 350-40, *Internal-Use Software*, were not material for the years ended December 31, 2023, 2022, and 2021, except for implementation costs associated with cloud computing arrangements as discussed above.

Advertising costs

Advertising costs are expensed as incurred and presented within sales and marketing in the consolidated statements of operations. Advertising costs were $26.2 million, $22.7 million, and $17.0 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Interest income (expense), net

For the year ended December 31, 2023, interest income from cash investments of $10.1 million was partially offset by interest expense from debt financing of $3.6 million. For the year ended December 31, 2022, interest expense from debt financing of $3.5 million was partially offset by interest income from cash investments of $3.0 million. For the year ended December 31, 2021, interest expense from debt financing was $2.5 million.

Strategic investments

In the third quarter of 2022, the Company executed a $2.0 million convertible promissory note with SwiftConnect. The note contains customary terms for an instrument of its type, including repayment or conversion upon certain future liquidity events. The note matures on July 29, 2024, and the Company intends to hold the note until maturity, unless it is otherwise repaid or converted pursuant to its terms. The investment is recorded at cost and included in other assets on the consolidated balance sheets. As of December 31, 2023 and 2022, the balance of the investment was $2.0 million. The Company evaluates its strategic investments quarterly for impairment. During the years ended December 31, 2023 and 2022, there were no changes in the carrying value of the Company's strategic investments. All gains and losses on the Company's strategic investments, whether realized or unrealized, are recognized in the consolidated statements of operations.

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This update requires companies to disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. This update also requires disclosure of disaggregated information related to income taxes paid. This standard is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis with the option to apply the guidance retrospectively. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. This update requires disclosure of significant segment expenses regularly provided to the CODM.

Additionally, this update requires a description of how the CODM utilizes segment operating profit or loss to assess segment performance. All disclosure requirements in this standard are required for entities with a single reportable segment. The standard is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a retrospective basis to all periods presented. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

Note 3. Financial instruments fair value

The Company measures its financial instruments in accordance with ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy, which prioritizes the use of observable inputs from active markets and minimizes the use of unobservable inputs when measuring fair value. A level is assigned to each fair value measurement based on the lowest level of input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1: Fair value is determined using an unadjusted quoted price in an active market for identical assets or liabilities.

Level 2: Fair value is estimated using inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3: Fair value is estimated using unobservable inputs that are significant to the fair value of the assets or liabilities.

Assets and liabilities measured at fair value on a recurring basis

The Company invests in money market funds with original maturities at the time of purchase of three months or less, which are measured and recorded at fair value on a recurring basis. Money market funds are valued based on quoted market prices in active markets and classified within Level 1 of the fair value hierarchy.

In addition, the contingent consideration associated with the Digita and cmdReporter acquisitions were measured and recorded at fair value on a recurring basis. The estimated fair value of the contingent payments associated with the Digita acquisition was determined using a Monte Carlo simulation model, which used Level 3 inputs, including assumptions about the probability of growth of subscription services and the related pricing of the services offered. Significant increases (decreases) in the probability of growth of subscription services as well as the related pricing of the services offered would have resulted in a higher (lower) fair value measurement. The Company made the final payment related to the Digita contingent consideration in the first quarter of 2023. The estimated fair value of the contingent payments associated with the cmdReporter acquisition was determined using projected contract wins, which used Level 3 inputs, including assumptions about the probability of closing contracts based on their current stage in the sales process. See Note 5 for more information.

The fair value of these financial instruments were as follows:

| | December 31, 2023 | | | |
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Assets				
Cash equivalents:				
Money market funds	$ 151,209	$ —	$ —	$ 151,209
Total cash equivalents	$ 151,209	$ —	$ —	$ 151,209

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Assets				
Cash equivalents:				
Money market funds	$ 132,306	$ —	$ —	$ 132,306
Total cash equivalents	$ 132,306	$ —	$ —	$ 132,306
Liabilities				
Contingent consideration:				
Accrued liabilities	$ —	$ —	$ 6,206	$ 6,206
Total contingent consideration	$ —	$ —	$ 6,206	$ 6,206

The carrying value of accounts receivable and accounts payable approximate their fair value due to their short maturities and are excluded from the tables above.

The following table provides a summary of the changes in contingent consideration, which is classified as Level 3:

	Years Ended December 31,		
	2023	2022	2021
	(in thousands)		
Balance, beginning of period	$ 6,206	$ 10,100	$ 8,200
Additions	—	—	359
Total (gains) losses included in:			
Net loss	—	694	6,037
Payments	(6,206)	(4,588)	(4,206)
Other	—	—	(290)
Balance, end of period	$ —	$ 6,206	$ 10,100

The change in the fair value of the contingent consideration is included in general and administrative expenses in the consolidated statements of operations. The adjustments for the years ended December 31, 2022 and 2021 primarily reflected updated assumptions about the probability of growth of subscription services.

Fair value measurements of other financial instruments

The following table presents the net carrying value and estimated fair value of the 2026 Notes, which are not recorded at fair value in the consolidated balance sheets:

	December 31, 2023		December 31, 2022	
	Net Carrying Value	Estimated Fair Value	Net Carrying Value	Estimated Fair Value
	(in thousands)			
2026 Notes	$ 366,999	$ 319,283	$ 364,505	$ 308,504

As of December 31, 2023 and 2022, the difference between the net carrying value of the 2026 Notes and the principal amount of $373.8 million represents the unamortized debt issuance costs of $6.8 million and $9.2 million, respectively. See Note 9 for more information. The estimated fair value of the 2026 Notes, which is classified as Level 2, was determined based on quoted bid prices of the 2026 Notes in an over-the-counter market on the last trading day of the reporting period.

Note 4. Equipment and leasehold improvements

Equipment and leasehold improvements were as follows:

	December 31,		
	2023		**2022**
	(in thousands)		
Computers	$	19,494	$	18,191
Software		2,352		2,168
Furniture/fixtures		4,934		5,162
Leasehold improvements		13,658		13,769
Capital in progress		2,063		1,558
Equipment and leasehold improvements, gross		42,501		40,848
Less: accumulated depreciation		(27,317)		(21,427)
Equipment and leasehold improvements, net	$	15,184	$	19,421

Depreciation expense was $7.4 million, $6.7 million, and $5.8 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Note 5. Acquisitions

dataJAR

On July 13, 2023, the Company completed its acquisition of dataJAR, a UK-based leading MSP focused on providing powerful Apple and Jamf services for businesses and educational organizations. dataJAR's proprietary software provides a single pane of glass for Jamf MSP partners that assist in managing multiple organizations' deployments, reducing support tickets, and allowing partners to more seamlessly manage devices. We believe this acquisition will help Jamf partner more closely with its MSP partners and expand the reach of its leading Apple-first and Apple-best management and security platform.

Under the terms of the dataJAR Purchase Agreement, the Company acquired 100% of the equity interest in dataJAR for total purchase consideration of £19.3 million (or approximately $25.1 million using the exchange rate on July 13, 2023), which included (i) £16.6 million (or approximately $21.6 million using the exchange rate on July 13, 2023) paid upon closing, (ii) £0.2 million (or approximately $0.3 million using the exchange rate on July 13, 2023) in cash as partial security for post-closing true-up adjustments, and (iii) £2.5 million (or approximately $3.2 million using the exchange rate on July 13, 2023) in cash as partial security for post-closing indemnification claims to be released 12 months from the closing date. The cash consideration paid upon closing was funded by the Company's cash on hand. The amount held back as partial security for post-closing true-up adjustments was released in the fourth quarter of 2023.

In addition, the terms of the dataJAR Purchase Agreement provide for additional future payments to the sellers in the amount of up to £6.5 million (or approximately $8.4 million using the exchange rate on July 13, 2023) if certain key employees continue their employment with the Company through July 13, 2024. This expense is recognized on a straight-line basis over the requisite service period in general and administrative expenses in the consolidated statement of operations. The Company recognized expense of $3.7 million related to this agreement during the year ended December 31, 2023.

Acquisition-related expenses of $1.5 million for the year ended December 31, 2023 were expensed as incurred. These expenses were recognized as acquisition costs in general and administrative expenses in the consolidated statement of operations.

The final purchase accounting allocations for the dataJAR acquisition will be determined within one year from the acquisition date and depend on a number of factors, including the final valuation of our intangible assets acquired and finalization of income tax effects of the opening balance sheet. The following table summarizes the preliminary allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed (in thousands):

Assets acquired:		
Cash and cash equivalents	$	2,789
Trade accounts receivable, net		945
Prepaid expenses		1,208
Other current assets		10
Intangible assets acquired		9,400
Operating lease assets		252
Liabilities assumed:		
Accounts payable		(605)
Accrued liabilities		(599)
Income taxes payable		(45)
Deferred revenue		(3,230)
Operating lease liabilities		(191)
Deferred tax liability		(2,398)
Goodwill		17,550
Total purchase consideration	$	25,086

The allocation of the purchase price required management to make significant estimates in determining the fair value of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates included, but were not limited to:

- future expected cash flows from subscription contracts and acquired developed technologies;

- anticipated growth in revenue and churn rates for existing customers;

- obsolescence curves and other useful life assumptions, such as the period of time and intended use of acquired intangible assets in the Company's product offerings; and

- discount rates.

The goodwill represents the excess of the purchase consideration over the fair value of the underlying net identifiable assets. The goodwill recognized in this acquisition is primarily attributable to expected synergies in sales opportunities across complementary products, customers, and geographies and cross-selling opportunities. The goodwill is not deductible for income tax purposes.

The estimated useful lives and fair values of the identifiable intangible assets acquired were as follows:

	Useful Life	Gross Value
		(in thousands)
Customer relationships	6.0 years	$ 5,000
Developed technology	5.0 years	4,400
Total identifiable intangible assets		$ 9,400

The weighted-average useful life of the intangible assets acquired was 5.5 years.

Customer relationships represent the estimated fair value of the underlying relationships with dataJAR customers and were valued using the multi-period excess earnings method. Developed technology represents the estimated fair value of the dataJAR software and was valued using the relief from royalty method.

Pro forma results of operations for this acquisition were not presented as the effects were not material to our financial results.

ZecOps

On November 16, 2022, the Company completed its acquisition of ZecOps, a leader in mobile detection and response, pursuant to the terms of the ZecOps Merger Agreement.

Under the terms of the ZecOps Merger Agreement, the Company acquired 100% of the equity interest in ZecOps for total purchase consideration of $44.5 million. The total purchase consideration included cash consideration of $28.4 million, equity consideration of $15.1 million (based on the closing price of the Company's common stock on November 16, 2022), and repayment of the $1.0 million SAFE investment in ZecOps the Company entered into in the third quarter of 2022. The cash consideration included (i) $0.3 million in cash held back in an escrow fund as partial security for post-closing true-up adjustments and (ii) $7.2 million in cash held back in an escrow fund as partial security for post-closing indemnification claims with (A) 50% of the then existing escrowed amount to be released 18 months following the closing date and (B) the remaining escrowed amount to be released on March 1, 2025. The cash consideration was funded by the Company's cash on hand. The amount held back in an escrow fund as partial security for post-closing true-up adjustments was released in the second quarter of 2023. The equity consideration consisted of up to 711,111 shares of the Company's common stock, based on (i) the deemed total equity consideration value under the ZecOps Merger Agreement of $19.2 million divided by (ii) the agreed upon floor of the Company's stock price of $27.00 per share. On the closing date, 710,691 shares of the equity consideration were issued to applicable ZecOps equityholders, and 420 shares were issued into a reserve account, subject to the completion of customary shareholder certifications. The reserved shares were subsequently released in January 2023. In the first quarter of 2023, the Company recorded an immaterial measurement period adjustment.

Acquisition-related expenses of $2.4 million for the year ended December 31, 2022 were expensed as incurred. These expenses were recognized as acquisition costs in general and administrative expenses in the consolidated statement of operations.

During the fourth quarter of 2023, the Company finalized its purchase accounting for the ZecOps acquisition. The following table summarizes the final allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed and reflects all measurement period adjustments (in thousands):

Assets acquired:		
Cash and cash equivalents	$	820
Trade accounts receivable, net		448
Prepaid expenses		39
Other current assets		2,104
Intangible assets acquired		9,500
Operating lease assets		104
Liabilities assumed:		
Accounts payable		(73)
Accrued liabilities		(2,260)
Income taxes payable		(48)
Deferred revenue		(1,014)
Operating lease liabilities		(85)
Deferred tax liability		(529)
Goodwill		35,458
Total purchase consideration	$	44,464

The allocation of the purchase price required management to make significant estimates in determining the fair value of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates included, but were not limited to:

• future expected cash flows from subscription contracts and acquired developed technologies;

• time to recreate customer relationships and anticipated growth in revenue;

- research and development costs;

- obsolescence curves and other useful life assumptions, such as the period of time and intended use of acquired intangible assets in the Company's product offerings;

- discount rates; and

- tax-related valuation allowances.

The goodwill represents the excess of the purchase consideration over the fair value of the underlying net identifiable assets. The goodwill recognized in this acquisition is primarily attributable to expected synergies in sales opportunities across complementary products, customers, and geographies and cross-selling opportunities. The goodwill is not deductible for income tax purposes.

The estimated useful lives and fair values of the identifiable intangible assets acquired were as follows:

	Useful Life	Gross Value
		(in thousands)
Developed technology	5.0 years	$ 5,900
Customer relationships	5.0 years	2,300
Non-competes	3.0 years	1,300
Total identifiable intangible assets		$ 9,500

The weighted-average useful life of the intangible assets acquired was 4.7 years.

Developed technology represents the estimated fair value of the features underlying the ZecOps products as well as the platform supporting ZecOps customers and was valued using an excess earnings income approach. Customer relationships represent the estimated fair value of the underlying relationships with ZecOps customers and were valued using a replacement cost method, which estimates the cost to recreate the asset. Non-competes represent the estimated fair value of non-compete agreements acquired from ZecOps and were valued using a with-and-without income approach.

Pro forma results of operations for this acquisition were not presented as the effects were not material to our financial results.

Other

During the first quarter of 2022, the Company completed two acquisitions to expand our products and services offerings. These acquisitions were not significant individually or in the aggregate to our consolidated financial statements. The combined purchase price for these acquisitions was $4.0 million, which was paid with cash on hand. The purchase price was allocated to the assets acquired based on their estimated fair values as of the date of each acquisition. The allocation included $0.9 million to developed technology with an estimated useful life of 5.0 years and $0.1 million to other assets, with the remaining $3.0 million allocated to goodwill. The goodwill is not deductible for income tax purposes. Acquisition-related expenses of $0.4 million for the year ended December 31, 2022 were expensed as incurred. These expenses were recognized as acquisition costs in general and administrative expenses in the consolidated statement of operations.

Wandera

On July 1, 2021, the Company completed its acquisition of Wandera. Wandera is a leader in zero trust cloud security and access for mobile devices. As an Apple-first provider of unified cloud security, Wandera expanded the Company's security offering for the enterprise.

Under the terms of the Wandera Merger Agreement, the Company acquired 100% of the voting equity interest in Wandera and paid total cash consideration of $409.3 million. The total consideration consisted of an initial payment of $359.3 million at close and deferred consideration of $50.0 million that was paid in $25.0 million increments on October 1, 2021 and December 15, 2021. The initial payment of $359.3 million included $0.7 million held back as partial security for post-closing true-up adjustments as well as indemnification claims made within one year of the acquisition date. The amount held back was released in the fourth quarter of 2021. The acquisition was initially financed with cash on hand and borrowings under the 2021 Term Loan Facility. In the fourth quarter of 2021, the Company recorded an immaterial measurement period adjustment.

Acquisition-related costs were expensed as incurred and were as follows:

	Year Ended December 31, 2021
	(in thousands)
Cost of revenue:	
Subscription	$ 88
Sales and marketing	180
Research and development	1,088
General and administrative	4,896
	$ 6,252

The allocation of the purchase price required management to make significant estimates in determining the fair value of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates included, but were not limited to:

- future expected cash flows from subscription contracts and acquired developed technologies;

- historical and expected customer attrition rates and anticipated growth in revenue;

- royalty rates applied to acquired developed technology platforms;

- obsolescence curves and other useful life assumptions, such as the period of time and intended use of acquired intangible assets in the Company's product offerings;

- discount rates; and

- uncertain tax positions and tax-related valuation allowances.

During the second quarter of 2022, the Company finalized its purchase accounting for the Wandera acquisition. The following table summarizes the final allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed and reflects all measurement period adjustments (in thousands):

Assets acquired:		
Cash and cash equivalents	$	9,605
Trade accounts receivable, net		3,882
Prepaid expenses		900
Other current assets		426
Equipment and leasehold improvements, net		58
Intangible assets acquired		102,050
Operating lease assets		1,474
Deferred tax asset		918
Liabilities assumed:		
Accounts payable		(788)
Accrued liabilities		(3,464)
Income taxes payable		(94)
Deferred revenue		(5,200)
Operating lease liabilities		(1,474)
Deferred tax liability		(9,374)
Goodwill		310,356
Total purchase consideration	$	409,275

The goodwill represents the excess of the purchase consideration over the fair value of the underlying net identifiable assets. The goodwill recognized in this acquisition is primarily attributable to expected synergies in sales opportunities across complementary products, customers, and geographies and cross-selling opportunities. The goodwill is not deductible for income tax purposes.

The estimated useful lives and fair values of the identifiable intangible assets acquired were as follows:

	Useful Life	Gross Value
		(in thousands)
Developed technology	6.5 years	$ 60,500
Customer relationships	11.0 years	35,600
Order backlog	2.5 years	3,800
Non-competes	2.5 years	1,750
Trademarks	3.0 years	400
Total identifiable intangible assets		$ 102,050

The weighted-average useful life of the intangible assets acquired was 7.8 years.

Developed technology represents the estimated fair value of the features underlying the Wandera products as well as the platform supporting Wandera customers. Customer relationships represent the estimated fair value of the underlying relationships with Wandera customers. Order backlog represents the estimated fair value of existing order backlog with Wandera customers. Non-competes represent the estimated fair value of non-compete agreements acquired from Wandera. Trademarks represent the estimated fair value of the Wandera brand.

Wandera contributed revenue and net loss of $10.6 million and $11.3 million, respectively, from the acquisition date through December 31, 2021, excluding the effects of the acquisition and integration costs.

The following unaudited pro forma information presents the combined results of Jamf and Wandera assuming the acquisition was completed on January 1, 2020. As required by ASC 805, these unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined companies would have been had the acquisition occurred at the beginning of the period presented, nor are they indicative of future results of operations. The pro forma results below have been adjusted for the amortization of acquired intangibles, reduction of deferred revenue, deferred commissions, stock-based compensation expense, and additional interest expense. The pro forma results have also been adjusted to exclude the impact of $6.3 million of acquisition-related costs (pre-tax) incurred by the Company that are directly attributable to the transaction. The adjustments do not reflect the effect of costs or synergies that would have been expected to result from the integration of the acquisition.

Pro forma consolidated revenue and net loss for the year ended December 31, 2021 were as follows (in thousands):

Revenue	$	377,996
Net loss		(83,383)

cmdReporter

On February 26, 2021, the Company entered into an asset purchase agreement with cmdSecurity to acquire certain cmdSecurity assets, including cmdReporter, a suite of security and compliance tools purpose-built for macOS. The final aggregate purchase price was approximately $3.4 million, which consisted of cash consideration of $3.0 million and contingent consideration of $0.4 million. The purchase price was allocated to the assets acquired based on their estimated fair values as of the date of the acquisition. The allocation included $2.6 million to developed technology with an estimated useful life of 5.0 years and $0.4 million to IPR&D, with the remaining $0.4 million allocated to goodwill. The IPR&D was completed in the first quarter of 2022 and is amortized over its estimated useful life of 5.0 years.

Digita

In 2019, the Company recorded contingent consideration with an estimated fair value of $9.0 million as of the date of acquisition in connection with its purchase of the outstanding membership interests of Digita. The maximum contingent consideration was $15.0 million if the acquired business achieved certain revenue milestones by December 31, 2022. The acquired business achieved the minimum revenue milestones, which resulted in the Company making cash payments of $6.2 million, $4.6 million, and $4.2 million in 2023, 2022, and 2021, respectively, to the former owners of the acquired business. See Note 3 for more information on the fair value of the contingent consideration.

Note 6. Goodwill and other intangible assets

The change in the carrying amount of goodwill was as follows:

	Years Ended December 31,		
	2023	2022	2021
	(in thousands)		
Goodwill, beginning of period	$ 856,925	$ 845,734	$ 541,480
Goodwill acquired	17,550	38,133	311,203
Measurement period adjustments	339	—	(477)
Foreign currency translation adjustment	12,307	(26,942)	(6,472)
Goodwill, end of period	$ 887,121	$ 856,925	$ 845,734

The gross carrying amount and accumulated amortization of intangible assets other than goodwill were as follows:

			December 31, 2023			
	Useful Life	Gross Carrying Value	Accumulated Amortization	Foreign Currency Translation	Net Carrying Value	Weighted-Average Remaining Useful Life
		(in thousands)				
Trademarks	3 - 8 years	$ 34,700	$ 26,630	$ (35)	$ 8,035	1.8 years
Customer relationships	5 - 12 years	257,308	119,396	(1,781)	136,131	6.2 years
Developed technology	5 - 6.5 years	84,647	36,235	(5,148)	43,264	3.9 years
Non-competes	2.5 - 3 years	3,099	2,267	(172)	660	1.8 years
Order backlog	2.5 years	3,800	3,800	(199)	(199)	0.0 years
Total intangible assets		$ 383,554	$ 188,328	$ (7,335)	$ 187,891	

			December 31, 2022			
	Useful Life	Gross Carrying Value	Accumulated Amortization	Foreign Currency Translation	Net Carrying Value	Weighted-Average Remaining Useful Life
		(in thousands)				
Trademarks	3 - 8 years	$ 34,700	$ 22,209	$ (42)	$ 12,449	2.8 years
Customer relationships	2 - 12 years	252,308	97,113	(2,509)	152,686	7.2 years
Developed technology	5 - 6.5 years	124,647	67,063	(7,076)	50,508	4.7 years
Non-competes	2 - 3 years	3,099	1,118	(183)	1,798	2.3 years
Order backlog	2.5 years	3,800	2,280	(217)	1,303	1.0 year
Total intangible assets		$ 418,554	$ 189,783	$ (10,027)	$ 218,744	

Amortization expense was $42.9 million, $48.2 million, and $41.3 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Future estimated amortization expense as of December 31, 2023 is as follows (in thousands):

Years ending December 31:	
2024	$ 38,391
2025	37,590
2026	32,893
2027	31,516
2028	21,523
Thereafter	25,978
Total amortization expense	$ 187,891

There were no impairments to goodwill or intangible assets during the years ended December 31, 2023, 2022, and 2021.

Note 7. Leases

The Company leases office facilities and vehicles under operating lease agreements that have initial terms ranging from 1 to 9 years. Some leases include one or more options to renew, generally at our sole discretion, with renewal terms that can extend the lease term up to 10 years. In addition, certain leases contain termination options, where the rights to terminate are held by either the Company, the lessor, or both parties. These options to extend or terminate a lease are included in the lease terms when it is reasonably certain that the Company will exercise that option. The Company's leases generally do not contain any material restrictive covenants or residual value guarantees. The Company also leases office equipment under a finance lease agreement with a term of 4 years. The Company's finance lease was not material to the consolidated financial statements as of December 31, 2023 or 2022.

Supplemental balance sheet information related to the Company's operating leases is as follows:

Leases	Balance Sheet Classification	December 31, 2023	December 31, 2022
		(in thousands)	
Assets			
Operating lease assets	Other assets	$ 17,661	$ 23,828
Liabilities			
Operating lease liabilities - current	Accrued liabilities	$ 5,766	$ 6,539
Operating lease liabilities - non-current	Other liabilities	16,320	21,895
Total operating lease liabilities		$ 22,086	$ 28,434

The weighted-average remaining term of the Company's operating leases was 4.6 years and 5.2 years as of December 31, 2023 and 2022, respectively. The weighted-average discount rate used to measure the present value of the operating lease liabilities was 4.2% and 3.9% as of December 31, 2023 and 2022, respectively.

The components of lease expense were as follows:

	Years Ended December 31,		
	2023	2022	2021
	(in thousands)		
Operating lease cost	$ 6,932	$ 6,882	$ 5,935
Short-term lease cost	233	281	272
Variable lease cost	2,609	2,442	1,943
Total lease expense	$ 9,774	$ 9,605	$ 8,150

During the year ended December 31, 2023, we decided to exit and make available for sublease certain leased office spaces. As a result, we reassessed our asset groupings and evaluated the recoverability of our ROU and other lease related assets and determined that the carrying value was not fully recoverable. We recognized an impairment loss of $1.1 million related to these assets in the fourth quarter of 2023. The impairment loss was recognized in general and administrative expenses in the consolidated statement of operations.

Operating lease cost is recognized on a straight-line basis over the lease term. The Company leases certain office facilities with a related party, including the office space in Eau Claire, Wisconsin. Operating lease cost with related parties was $1.1 million for each of the years ended December 31, 2023, 2022, and 2021.

For the years ended December 31, 2023, 2022, and 2021, operating cash flows included $7.6 million, $6.4 million, and $5.9 million, respectively, of cash paid for operating lease liabilities.

Maturities of the Company's operating lease liabilities as of December 31, 2023 were as follows:

	Operating Leases (in thousands)
Years ending December 31:	
2024	$ 6,554
2025	4,895
2026	4,792
2027	2,751
2028	2,453
Thereafter	2,888
Total lease payments	24,333
Less: imputed interest	2,247
Total present value of lease liabilities	$ 22,086

Note 8. Commitments and contingencies

Hosting Services and Other Support Software Agreements

The Company has various contractual agreements for hosting services and other support software. The below table reflects the minimum payments under these agreements as of December 31, 2023 (in thousands):

Years ending December 31:	
2024	$ 42,017
2025	22,131
2026	1,510
2027	1,126
2028	—
Thereafter	—
	$ 66,784

As of December 31, 2023, the Company also has a variable obligation of $17.5 million over the term of a three-year contract for third-party hosting services. The Company entered into this contract in May 2022. The variable obligation is not reflected in the table above.

Contingencies

In 2021, the Company was engaged in discussions with an entity regarding the entity's patented technology and allegations regarding the Company's infringement of that technology. During the fourth quarter of 2021, the Company settled this matter and paid the entity $5.0 million. The Company recognized the expense within general and administrative expenses during the year ended December 31, 2021.

From time to time, the Company may be subject to various claims, charges, and litigation. The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company maintains insurance to cover certain actions and believes that resolution of such claims, charges, or litigation will not have a material impact on the Company's financial position, results of operations, or liquidity. The Company had no material liabilities for contingencies as of December 31, 2023 or 2022.

Note 9. Debt

The following table summarizes the balances and availability of our 2026 Notes and 2020 Revolving Credit Facility:

	Outstanding [1]		Unutilized Amount		Interest Rate		
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	Maturity Date
	(in thousands)						
2026 Notes	$ 366,999	$ 364,505	N/A	N/A	0.125%	0.125%	Sept. 1, 2026
2020 Revolving Credit Facility	1,037	1,037	$ 148,963	$ 148,963	1.25% [2]	1.25% [2]	July 27, 2025

[1] Represents the net carrying amount of our 2026 Notes and outstanding letters of credit under the 2020 Revolving Credit Facility.

[2] Represents the rate on the outstanding letters of credit under the 2020 Revolving Credit Facility. See further discussion on the interest rate applicable to borrowings under the 2020 Revolving Credit Facility below.

Convertible Senior Notes

On September 17, 2021, the Company issued $373.8 million aggregate principal amount of 0.125% 2026 Notes in a private offering. The 2026 Notes were issued pursuant to the 2026 Notes Indenture, dated September 17, 2021, among the Company, JAMF Software, LLC, as subsidiary guarantor, and U.S. Bank National Association, as trustee. The 2026 Notes are general senior, unsecured obligations of the Company and mature on September 1, 2026, unless earlier converted, redeemed, or repurchased. The 2026 Notes bear interest at a rate of 0.125% per year, payable semiannually in arrears on March 1st and September 1st of each year, beginning on March 1, 2022. The Company recorded the principal amount of the 2026 Notes, net of issuance costs, as a liability in the consolidated balance sheets.

The Company's net proceeds from the offering were approximately $361.4 million after deducting the initial purchasers' discounts and commissions and the offering expenses paid by the Company. The Company used (i) approximately $250.0 million of the net proceeds from the offering of the 2026 Notes to repay the Company's 2021 Term Loan Facility and to pay any associated prepayment penalties and accrued and unpaid interest to the date of repayment and (ii) approximately $36.0 million of the net proceeds from the offering of the 2026 Notes to fund the cost of entering into the Capped Calls and used the remainder of the net proceeds for general corporate purposes, which may include working capital, capital expenditures, and potential acquisitions and strategic transactions.

The 2026 Notes are convertible at the option of the holders at any time prior to the close of business on the business day immediately preceding March 1, 2026, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on December 31, 2021 (and only during such calendar quarter), if the last reported sale price of the Company's common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period in which the trading price (as defined in the 2026 Notes Indenture) per $1,000 principal amount of the 2026 Notes for each trading day during the five business day period after any ten consecutive trading day period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate for the 2026 Notes on each such trading day; (3) if the Company calls such 2026 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the 2026 Notes called (or deemed called) for redemption; and (4) upon the occurrence of specified corporate events as set forth in the 2026 Notes Indenture. On or after March 1, 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date (September 1, 2026), holders of the 2026 Notes may convert all or any portion of their 2026 Notes at any time, regardless of the foregoing conditions. Upon conversion, the Company may satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of the Company's common stock, or a combination of cash and shares of the Company's common stock, at the Company's election, in the manner and subject to the terms and conditions provided in the 2026 Notes Indenture. As of December 31, 2023, the conditions allowing holders of the 2026 Notes to convert were not met.

The initial conversion rate for the 2026 Notes is 20.0024 shares of the Company's common stock per $1,000 principal amount of 2026 Notes, which is equivalent to an initial conversion price of approximately $49.99 per share of common stock. The initial conversion price of the 2026 Notes represents a premium of approximately 40.0% to the last reported sale price of the Company's common stock on NASDAQ on September 14, 2021. The conversion rate for the 2026 Notes is subject to adjustment under certain circumstances in accordance with the terms of the 2026 Notes Indenture. In addition, following certain corporate events that occur prior to the maturity date of the 2026 Notes or if the Company delivers a notice of redemption in respect of the 2026 Notes, the Company will, under certain circumstances, increase the conversion rate of the 2026 Notes for a holder who elects to convert its 2026 Notes (or any portion thereof) in connection with such a corporate event or convert its 2026 Notes called (or deemed called) for redemption during the related redemption period (as defined in the 2026 Notes Indenture), as the case may be.

The Company may not redeem the 2026 Notes prior to September 6, 2024. The Company may redeem for cash all or any portion of the 2026 Notes, at its option, on or after September 6, 2024, if the last reported sale price of the common stock has been at least 130% of the conversion price for the 2026 Notes then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest, to, but excluding, the redemption date. If the Company redeems less than all the outstanding 2026 Notes, at least $50.0 million aggregate principal amount of 2026 Notes must be outstanding and not subject to redemption as of the date of the relevant notice of redemption. No sinking fund is provided for the 2026 Notes.

If the Company undergoes a fundamental change (as defined in the 2026 Notes Indenture), holders may require, subject to certain conditions and exceptions, the Company to repurchase for cash all or any portion of their 2026 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2026 Notes to be repurchased, plus accrued and unpaid interest, to, but excluding, the fundamental change repurchase date.

The 2026 Notes Indenture includes customary covenants and sets forth certain events of default after which the 2026 Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving the Company or its significant subsidiaries after which the 2026 Notes become automatically due and payable.

The following table sets forth the interest expense related to the 2026 Notes for the periods presented:

	Years Ended December 31,		
	2023	2022	2021
	(in thousands)		
Contractual interest expense	$ 467	$ 467	$ 135
Amortization of issuance costs	2,494	2,474	711

In 2021, the Company recorded debt issuance costs of $12.4 million related to the issuance of the 2026 Notes as a reduction to the liability in the consolidated balance sheet. Debt issuance costs are amortized to interest expense over the term of the 2026 Notes using the effective interest rate method. The effective interest rate on the 2026 Notes was 0.81% for the years ended December 31, 2023, 2022, and 2021.

Capped Calls

On September 14, 2021, concurrently with the pricing of the 2026 Notes, and on September 17, 2021, concurrently with the initial purchasers' exercise of their option to purchase additional 2026 Notes, the Company also entered into the Capped Calls with third-party banks. The Capped Calls each have an initial strike price of approximately $49.99 per share, subject to certain adjustments, which corresponds to the initial conversion price of the 2026 Notes. The Capped Calls have initial cap prices of $71.42 per share, subject to certain adjustments. The Capped Calls cover, subject to anti-dilution adjustments, approximately 7.5 million shares of the Company's common stock. The Capped Calls are generally intended to reduce or offset the potential dilution to the common stock upon any conversion of the 2026 Notes with such reduction or offset, as the case may be, subject to a cap based on the cap price. The Company paid approximately $36.0 million from the net proceeds from the issuance and sale of the 2026 Notes to purchase the Capped Calls and recorded the Capped Calls as a reduction to additional paid-in capital in the consolidated balance sheet. The Capped Calls are subject to either adjustment or termination upon the occurrence of specified extraordinary events affecting the Company, including a merger event, a tender offer, and a nationalization, insolvency or delisting involving the Company. In addition, the Capped Calls are subject to certain specified additional disruption events that may give rise to terminations of the Capped Calls, including changes in law, failures to deliver, and hedging disruptions.

Credit Agreement

The 2020 Credit Agreement provides for the 2020 Revolving Credit Facility of $150.0 million, which may be increased or decreased under specific circumstances, with a $25.0 million letter of credit sublimit and a $50.0 million alternative currency sublimit. In addition, the 2020 Credit Agreement provides for the ability of the Company to request incremental term loan facilities, in a minimum amount of $5.0 million for each facility. The 2020 Credit Agreement contains customary representations and warranties, affirmative covenants, reporting obligations, negative covenants, and events of default. We were in compliance with such covenants as of both December 31, 2023 and 2022.

In connection with the closing of the Wandera acquisition on July 1, 2021, the Company entered into the Credit Agreement Amendment No. 1, which amended the Company's 2020 Credit Agreement. The Credit Agreement Amendment No. 1 provided for the 2021 Term Loan Facility, a 364-day term loan facility in an aggregate principal amount of $250.0 million on substantially the same terms and conditions as the Company's existing 2020 Revolving Credit Facility. The Company repaid the principal amount of the 2021 Term Loan Facility on September 23, 2021 with proceeds from the issuance and sale of the 2026 Notes. The Company accounted for this transaction as a debt extinguishment.

Effective April 7, 2023, we entered into the Credit Agreement Amendment No. 2, which amends certain provisions of the 2020 Credit Agreement. The Credit Agreement Amendment No. 2 updated the benchmark interest rate provisions to replace the LIBO Rate with the Adjusted Term SOFR for purposes of calculating interest for U.S. dollar-denominated borrowings under the terms of the 2020 Credit Agreement. Except as amended by the Credit Agreement Amendment No 2., the remaining terms of the 2020 Credit Agreement remain in full force and effect. The interest rates applicable to revolving borrowings under the 2020 Credit Agreement are, at the Company's option, either (i) a base rate, which is equal to the greater of (a) the Prime Rate, (b) the Federal Funds Effective Rate plus 0.50%, and (c) the Adjusted Term SOFR Rate (subject to a floor) for a one month interest period (each term as defined in the 2020 Credit Agreement) plus 1.00%, (ii) the Adjusted Term SOFR Rate (subject to a floor) equal to the Term SOFR Rate for the applicable interest period plus 0.10%, or (iii) the Adjusted LIBO Rate (subject to a floor) equal to the LIBO Rate for the applicable interest period multiplied by the Statutory Reserve Rate, plus in the case of each of clauses (i), (ii), and (iii), the Applicable Rate (each term as defined in the 2020 Credit Agreement). The Applicable Rate (i) for base rate loans range from 0.25% to 1.00% per annum and (ii) for LIBO Rate and Term SOFR Rate loans range from 1.25% to 2.00% per annum, in each case, based on the Senior Secured Net Leverage Ratio (each term as defined in the 2020 Credit Agreement). Base rate borrowings may only be made in dollars. The Company pays a commitment fee during the term of the 2020 Credit Agreement ranging from 0.20% to 0.35% per annum of the average daily undrawn portion of the revolving commitments based on the Senior Secured Net Leverage Ratio.

Note 10. Stock-based compensation

The Company's equity incentive plans provide for granting various stock-based awards to eligible employees, non-employee directors, and consultants of the Company. In addition, the Company offers an employee stock purchase plan to eligible employees.

The Company recognized stock-based compensation expense for all equity arrangements as follows:

	Years Ended December 31,		
	2023	2022	2021
	(in thousands)		
Cost of revenue:			
Subscription	$ 10,229	$ 8,854	$ 3,755
Services	1,386	1,299	594
Sales and marketing	33,127	33,559	10,938
Research and development	23,719	24,392	10,512
General and administrative	32,539	41,066	10,006
	$ 101,000	$ 109,170	$ 35,805

The tax benefit related to stock-based compensation was not material for the year ended December 31, 2023. The Company recognized a tax benefit related to stock-based compensation of $10.1 million and $12.8 million for the years ended December 31, 2022 and 2021, respectively.

Equity Incentive Plans

On July 21, 2020, the Company adopted the 2020 Plan. The 2020 Plan provides for grants of (i) stock options, (ii) stock appreciation rights, (iii) restricted shares, (iv) performance awards, (v) other stock-based awards, and (vi) other cash-based awards to eligible employees, non-employee directors, and consultants of the Company. We initially reserved 14,800,000 shares of our common stock for issuance under the 2020 Plan. The total number of shares reserved for issuance under the 2020 Plan increases on January 1st of each of the first 10 calendar years during the term of the 2020 Plan by the lesser of: (i) a number of shares of our common stock equal to 4% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year or (ii) a number of shares of our common stock as determined by our Board. The maximum number of shares of common stock available for issuance under the 2020 Plan was 29,183,546 shares as of January 1, 2023. As of December 31, 2023, 13,716,641 shares of common stock are reserved for additional grants under the 2020 Plan.

The 2017 Option Plan became effective November 13, 2017 upon the approval of the Board and, prior to the adoption of the 2020 Plan, served as the umbrella plan for the Company's stock-based and cash-based incentive compensation program for its officers and other eligible employees. The aggregate number of shares of common stock that may be issued under the 2017 Option Plan may not exceed 8,470,000 shares. As of December 31, 2023, 128,928 shares of common stock are reserved for additional grants under the 2017 Option Plan. All stock options previously granted by the Company were at an exercise price at or above the estimated fair market value of the Company's common stock as of the grant date.

Return Target Options

The table below summarizes return target option activity for the year ended December 31, 2023:

	Options		Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (Years)		Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2022	3,272,920	$	6.75		5.8	$	47,623
Granted	—		—				
Exercised	(678,298)		7.26				9,276
Forfeitures	—		—				
Outstanding, December 31, 2023	2,594,622	$	6.61		4.3	$	29,697
Options exercisable at December 31, 2023	2,594,622	$	6.61		4.3	$	29,697
Vested or expected to vest at December 31, 2023	2,594,622	$	6.61		4.3	$	29,697

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the optionholders had all optionholders exercised their options on the last day of the period. No return target options were granted during the years ended December 31, 2023, 2022, and 2021. The return target options outstanding on June 27, 2022 were modified such that these options were deemed fully vested as of June 30, 2022. During the three months ended June 30, 2022, with the filing of a Form S-3 "shelf" registration statement, the market condition and the implied performance obligation were deemed to be satisfied and the Company recognized $33.0 million of stock-based compensation expense. The fair value of the awards immediately before the modification was higher than the fair value immediately after the modification and therefore no incremental compensation cost was recognized. There is no remaining unrecognized compensation expense related to these return target options as of December 31, 2023. The total fair value of return target options vested during the year ended December 31, 2022 was $33.0 million. The aggregate intrinsic value of the options exercised, which represents the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price of each option, was $9.3 million and $7.9 million for the years ended December 31, 2023 and 2022, respectively. No return target options vested or were exercised during the year ended December 31, 2021. The Company issues new shares when return target options are exercised. All awards expire after 10 years.

Service-Based Options

The table below summarizes the service-based option activity for the year ended December 31, 2023:

	Options		Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (Years)		Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2022	1,215,822	$	5.70		5.1	$	18,968
Granted	—		—				
Exercised	(166,937)		6.68				2,192
Forfeitures	—		—				
Outstanding, December 31, 2023	1,048,885	$	5.54		3.2	$	13,129
Options exercisable at December 31, 2023	1,048,885	$	5.54		3.2	$	13,129
Vested or expected to vest at December 31, 2023	1,048,885	$	5.54		3.2	$	13,129

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the optionholders had all optionholders exercised their options on the last day of the period. Service-based options vest over four years with 25% vesting one year after grant and the remainder vesting ratably on a quarterly basis thereafter. The Company issues new shares when service-based options are exercised. All service-based options outstanding under the Company's option plans have exercise prices equal to the fair value of the Company's stock on the grant date. All awards expire after 10 years.

No service-based options were granted during the years ended December 31, 2023, 2022, and 2021. The aggregate intrinsic value of the options exercised, which represents the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price of each option, was $2.2 million, $11.2 million, and $54.7 million for the years ended December 31, 2023, 2022, and 2021, respectively. The total fair value of service-based options vested during the years ended December 31, 2023, 2022, and 2021 was $0.4 million, $0.7 million, and $2.6 million, respectively. There is no remaining unrecognized compensation expense related to service-based options as of December 31, 2023.

Restricted Stock Units

RSU activity for the year ended December 31, 2023 was as follows:

	Units		Weighted-Average Grant Date Fair Value (per share)
Outstanding, December 31, 2022	8,417,357	$	29.61
Granted	5,478,078		19.45
Vested	(2,489,574)		29.72
Forfeited	(854,182)		27.91
Outstanding, December 31, 2023	10,551,679	$	24.49

RSUs under the 2020 Plan generally vest ratably on an annual basis over four years. The weighted-average grant date fair value of RSUs granted during the years ended December 31, 2023, 2022, and 2021 was $19.45, $27.50, and $32.51, respectively. There was $202.5 million of unrecognized compensation expense related to unvested RSUs that is expected to be recognized over a weighted-average period of 2.5 years as of December 31, 2023. The total fair value of RSUs vested during the years ended December 31, 2023, 2022, and 2021 was $74.0 million, $60.4 million, and $16.2 million, respectively.

In connection with the Company's former CEO Dean Hager's Transition and Retirement Agreement, dated May 2, 2023, and his retirement effective September 1, 2023, the Company recognized incremental stock-based compensation expense related to the modification of vested stock options and acceleration of expense of unvested RSUs through the retirement date of $10.0 million during the year ended December 31, 2023.

Long-Term Incentive Plan

In 2018, the Company established an LTIP which provided for cash compensation to certain employees upon achievement of the same conditions of the Company's return target options. In 2021, the Company offered employees with LTIP grants the opportunity to convert those awards into RSUs under the 2020 Plan. Upon conversion, 50% of the RSUs vested immediately and the remaining 50% vested on the one year anniversary of the grant date, provided the employee remained continuously employed by the Company through the vesting date. All employees elected to convert their outstanding LTIP grants into RSUs, resulting in grants totaling 413,234 shares.

The conversion of the previously outstanding LTIP grants into RSUs resulted in the recognition of $4.5 million and $9.8 million of stock-based compensation expense during the years ended December 31, 2022 and 2021, respectively. The expense on the unvested RSUs was recognized on a straight-line basis over the vesting period.

Employee Stock Purchase Plan

On May 25, 2021, the Company adopted the 2021 ESPP. The 2021 ESPP provides for six-month offering periods beginning approximately May 1st and November 1st of each fiscal year and provides eligible employees the opportunity to purchase shares of the Company's common stock through accumulated payroll deductions at a 15% discount. On each purchase date, the purchase price of the shares is the lesser of (i) 85% of the fair market value of the Company's common stock on the first day of trading of the offering period or (ii) 85% of the fair market value of the Company's common stock on the last day of trading of the offering period. Payroll deductions are limited to 15% of an employee's eligible compensation. The number of shares an employee may purchase during any offering period is limited to an aggregate value of $25,000 per calendar year based on the stock price on the first day of trading of the offering period. As of December 31, 2023 and 2022, the Company withheld, at the employees' request, $1.0 million and $1.1 million, respectively, of eligible employee compensation, which is included in accrued liabilities in the consolidated balance sheets, for purchases of common stock under the 2021 ESPP.

As of December 31, 2023, 4,697,650 shares of common stock were reserved for future issuance under the 2021 ESPP. The total number of shares reserved for issuance under the 2021 ESPP increases on January 1st of each of the first 10 calendar years after the first offering date by a number of shares of our common stock equal to 1% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year. The aggregate number of shares issued over the term of the 2021 ESPP will not exceed 16,000,000 shares.

ESPP activity for the years ended December 31, 2023 and 2022 was as follows:

| | Years Ended December 31, | |
	2023	2022
Shares issued	433,121	295,189
Weighted-average purchase price	$ 14.34	$ 22.80
Total proceeds (in thousands)	$ 6,077	$ 6,840

No shares of common stock were issued under the 2021 ESPP during the year ended December 31, 2021.

The grant date fair value of shares issued under the 2021 ESPP equals the sum of (i) 15% of the Company's quoted stock price on the first day of trading of the offering period and (ii) 85% of the fair market value of a stock option using the Black-Scholes option pricing model. The average grant date fair value for the offering periods under the 2021 ESPP that commenced in 2023, 2022, and 2021 were $4.63, $8.28, and $11.97 per share, respectively. The Company used the following assumptions in the Black-Scholes option pricing model:

| | Years Ended December 31, | | |
	2023	2022	2021
Expected term	0.5 years	0.5 years	0.5 years
Expected volatility	43.00% - 51.25%	60.05% - 64.90%	40.31%
Risk-free interest rate	5.14% - 5.51%	1.49% - 4.58%	0.06%
Expected dividend yield	—%	—%	—%

The expected term is based on the duration of the offering period. The expected volatility is based on the Company's historical data. The risk-free interest rate is based on U.S. Treasury instruments with terms that are consistent with the offering period. The expected dividend yield is zero as we do not currently pay dividends and have no plans to pay dividends in the foreseeable future.

There was $0.6 million of unrecognized compensation expense related to the 2021 ESPP that is expected to be recognized over a period of four months as of December 31, 2023.

Note 11. Net loss per share

The following table sets forth the computation of basic and diluted net loss per share:

| | Years Ended December 31, | | |
| | 2023 | 2022 | 2021 |
	(in thousands, except share and per share amounts)		
Numerator:			
Net loss	$ (110,086)	$ (141,301)	$ (75,189)
Denominator:			
Weighted-average shares used to compute net loss per share, basic and diluted	124,935,620	120,720,972	118,276,462
Basic and diluted net loss per share	$ (0.88)	$ (1.17)	$ (0.64)

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted-average shares outstanding because such securities have an anti-dilutive impact due to losses reported:

| | As of December 31, | | |
	2023	2022	2021
Stock options outstanding	3,643,507	4,488,742	5,330,930
Unvested restricted stock units	10,551,679	8,417,357	6,890,938
Shares related to the 2026 Notes	7,475,897	7,475,897	7,475,897
Shares committed under the 2021 ESPP	238,943	193,977	108,331
Total potentially dilutive securities	21,910,026	20,575,973	19,806,096

Note 12. Employee benefit plans

Employees located in the U.S. are generally eligible to participate in the 401(k) Plan. The 401(k) Plan allows eligible employees to defer a percentage of their annual compensation as defined in the 401(k) Plan on a pre-tax or after-tax basis up to the maximum amount allowed by the Internal Revenue Service. The Company contributes an amount equal to 3 percent of each participant's eligible compensation each pay period regardless of whether the participant makes elective deferrals. The Company made contributions to the 401(k) Plan of $6.5 million, $5.4 million, and $4.1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Employees outside of the U.S. who are not covered by the 401(k) Plan may be covered by local defined contribution plans, which are subject to applicable laws and rules of the country where the plans are administered. The Company made contributions to defined contributions plans outside of the U.S. of $3.2 million, $2.5 million, and $1.5 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Note 13. Income taxes

The domestic and foreign components of loss before income tax (provision) benefit were as follows:

		Years Ended December 31,	
	2023	**2022**	**2021**
		(in thousands)	
Domestic	$ (80,480)	$ (123,521)	$ (71,537)
Foreign	(27,327)	(18,693)	(8,441)
Loss before income tax (provision) benefit	$ (107,807)	$ (142,214)	$ (79,978)

The components of income tax (provision) benefit attributable to continuing operations were as follows:

		Years Ended December 31,	
	2023	**2022**	**2021**
		(in thousands)	
Current:			
Federal	$ —	$ 6	$ —
State	(456)	(154)	(217)
Foreign	(3,799)	(1,894)	(638)
Total current provision	(4,255)	(2,042)	(855)
Deferred:			
Federal	(130)	268	487
State	80	170	1,145
Foreign	2,026	2,517	4,012
Total deferred benefit	1,976	2,955	5,644
Total income tax (provision) benefit	$ (2,279)	$ 913	$ 4,789

The income tax (provision) benefit differs from the amount of income tax benefit determined by applying the statutory U.S. federal income tax rate to pretax loss due to the following:

		Years Ended December 31,	
	2023	**2022**	**2021**
Statutory U.S. federal income tax rate	21.0%	21.0%	21.0%
State income tax benefit, net of federal tax effect	1.2	2.5	3.1
Permanent differences	(0.1)	0.1	—
Foreign rate differential	1.0	(0.6)	(0.5)
Remeasurement gain/loss	0.7	—	0.7
Tax credits	3.2	2.0	2.3
Valuation allowance	(19.8)	(21.5)	(24.4)
Stock-based compensation	(6.1)	(1.6)	12.2
Transaction costs	(0.2)	(0.4)	(0.8)
Deferred rate change	—	0.4	0.9
Section 162(m)	(1.4)	(1.9)	(9.4)
Foreign withholding taxes	(1.3)	(0.5)	—
Other	(0.3)	1.1	0.9
Effective tax rate	(2.1%)	0.6%	6.0%

Significant components of the Company's deferred income tax assets and liabilities were as follows:

	December 31,	
	2023	2022
	(in thousands)	
Deferred tax assets:		
Accrued compensation	$ 3,582	$ 3,821
Deferred revenue	15,878	12,883
Section 174 capitalization	17,947	9,540
Stock-based compensation	18,949	14,960
Federal tax credits	11,739	8,949
Foreign withholding taxes	—	2,782
Net operating losses	54,052	50,794
State tax credits	2,901	2,495
Business interest limitation	9,398	10,054
Operating lease liabilities	3,607	4,347
2026 Notes	4,914	6,627
Other	2,713	3,842
Gross deferred tax assets	145,680	131,094
Valuation allowance	(85,256)	(63,541)
Total deferred tax assets	60,424	67,553
Deferred tax liabilities:		
Deferred contract costs	(19,087)	(14,170)
Operating lease right-of-use assets	(2,017)	(3,520)
Intangibles and other	(43,571)	(50,578)
Other	(10)	(300)
Gross deferred tax liabilities	(64,685)	(68,568)
Net deferred tax liabilities	$ (4,261)	$ (1,015)

The components giving rise to the net deferred tax liabilities detailed above have been included in the consolidated balance sheets as follows:

	December 31,	
	2023	2022
	(in thousands)	
Non-current deferred tax assets [1]	$ 1,691	$ 4,490
Non-current deferred tax liabilities	(5,952)	(5,505)
Net deferred tax liabilities	$ (4,261)	$ (1,015)

[1] Included in other assets in the consolidated balance sheets.

As of December 31, 2023 and 2022, the Company established a valuation allowance against certain deferred tax assets in the U.S. and UK to reduce the total to an amount management believes are more likely than not to be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The valuation allowance increased by $21.7 million, $32.0 million, and $28.5 million during the years ended December 31, 2023, 2022, and 2021, respectively.

As of December 31, 2023, the Company had a U.S. federal NOL carryforward of approximately $125.9 million, a foreign NOL carryforward of approximately $86.7 million, federal research and development credits of approximately $11.0 million, foreign tax credits of approximately $1.4 million primarily consisting of investment tax credit carryforwards, and foreign research and development credits of approximately $0.6 million. The Company also had state NOL carryforwards of approximately $93.4 million and state credits for research and development of approximately $4.1 million. Approximately $69.3 million of the federal NOL carryforwards will begin to expire in 2037. The remainder of the federal NOLs of $56.6 million and the foreign NOLs are carried forward indefinitely. The state NOL carryforwards began expiring in 2023 and are available to offset future taxable income or reduce taxes payable through 2043. The federal research and development credits, state research and development credits, and foreign tax credits will begin expiring in 2033, 2026, and 2023, respectively. The Company also had a foreign withholding tax carryforward of approximately $2.7 million.

A company's ability to utilize a portion of its NOL carryforwards to offset future taxable income may be subject to certain limitations under Section 382 of the Code due to changes in the equity ownership of the company. The Company conducted a Section 382 analysis and determined that although an ownership change occurred in a prior period, all NOLs will be fully available for utilization before expiration.

The Company has not provided for deferred taxes on outside basis differences for investments in its international subsidiaries that are unrelated to unremitted earnings as these basis differences will be indefinitely reinvested. A determination of the unrecognized deferred taxes related to these other components of outstanding basis difference is not practicable to calculate.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits was as follows:

	Years Ended December 31,					
	2023		2022		2021	
	(in thousands)					
Balance, January 1	$	1,272	$	1,003	$	670
Additions based on tax positions related to the current year		312		230		161
Additions based on tax positions related to prior years		52		39		172
Balance, December 31	$	1,636	$	1,272	$	1,003

Under the provision for uncertainty in income taxes, the total gross amount of unrecognized tax benefits as of December 31, 2023 and 2022 was approximately $1.8 million and $1.4 million, respectively. As of December 31, 2023 and 2022, the realization of unrecognized tax benefits was not expected to impact the effective rate due to a full valuation allowance on federal and state deferred taxes.

The Company files income tax returns in the U.S. federal jurisdiction, Minnesota, the UK, and various other state and foreign jurisdictions. With few exceptions, the Company is not subject to U.S. federal, foreign, state, and local income tax examinations by tax authorities for years before 2020. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company's assessment of many factors, including past experience and complex judgements about future events, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as additional income tax expense. The Company did not recognize material income tax expense related to interest and penalties during the years ended December 31, 2023, 2022, and 2021.

The Tax Cuts and Jobs Act enacted on December 22, 2017 amended Internal Revenue Code Section 174 to require that specific R&E expenditures be capitalized and amortized over five years (U.S. R&E) or fifteen years (non-U.S. R&E) beginning in 2022. Although Congress has considered legislation that would defer, modify, or repeal the capitalization and amortization requirement, there is no assurance that the provision will be deferred, repealed, or otherwise modified. If the requirement is not modified, the Company may be required to utilize some of its federal and state tax attributes.

Note 14. Related party transactions

The Company made pledges to JNGF of $2.4 million, $1.1 million, and $1.2 million during the years ended December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023, the Company accrued $2.7 million related to JNGF pledges, of which $1.5 million was included in accrued liabilities and $1.2 million was included in other liabilities in the consolidated balance sheet. As of December 31, 2022, the Company accrued $1.3 million related to JNGF pledges, which was included in accrued liabilities in the consolidated balance sheet. The Company has an ongoing lease agreement for office space in Eau Claire, Wisconsin with an entity in which a related party is a minority owner. See Note 7 for further discussion of this lease agreement. The Company may engage in transactions in the ordinary course of business with significant shareholders or other companies whose directors or officers may also serve as directors or officers for the Company. The Company carries out these transactions on customary terms.

Vista is a U.S.-based investment firm that controls the funds which previously owned a majority of the Company. In 2021, Vista sold a portion of its investment in the Company such that its funds no longer owned a majority of the Company. However, Vista is deemed a related party in accordance with ASC 850 as it continues to be a principal owner of the Company. There were no material transactions with Vista or its affiliates during the years ended December 31, 2023, 2022, and 2021.

Note 15. Condensed financial information (Parent Company only)


Jamf Holding Corp.
(Parent Company only)
Condensed Balance Sheets
(in thousands, except share and per share amounts)


	December 31,	
	2023	**2022**
Assets		
Current assets:		
Cash and cash equivalents	$ —	$ —
Total current assets	—	—
Investment in subsidiaries	717,547	701,338
Total assets	$ 717,547	$ 701,338
Liabilities and stockholders' equity		
Current liabilities:		
Accrued liabilities	$ —	$ —
Total current liabilities	—	—
Other liabilities	—	—
Total liabilities	—	—
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value, 50,000,000 shares authorized at December 31, 2023 and 2022; no shares issued and outstanding at December 31, 2023 and 2022	—	—
Common stock, $0.001 par value, 500,000,000 shares authorized at December 31, 2023 and 2022; 126,938,102 and 123,170,172 shares issued and outstanding at December 31, 2023 and 2022, respectively	126	123
Additional paid-in capital	1,162,993	1,049,875
Accumulated other comprehensive loss	(26,777)	(39,951)
Accumulated deficit	(418,795)	(308,709)
Total stockholders' equity	717,547	701,338
Total liabilities and stockholders' equity	$ 717,547	$ 701,338

Jamf Holding Corp.
(Parent Company only)
Condensed Statements of Operations
(in thousands)

| | Years Ended December 31, | | |
	2023	2022	2021
Revenue	$ —	$ —	$ —
Operating expenses	—	—	—
Loss from operations	—	—	—
Other income, net	—	—	—
Loss before income tax (provision) benefit and equity in net loss of subsidiaries	—	—	—
Income tax (provision) benefit	—	—	—
Equity in net loss of subsidiaries	(110,086)	(141,301)	(75,189)
Net loss	$ (110,086)	$ (141,301)	$ (75,189)

Jamf Holding Corp.
(Parent Company only)
Condensed Statements of Comprehensive Loss
(in thousands)

| | Years Ended December 31, | | |
	2023	2022	2021
Net loss	$ (110,086)	$ (141,301)	$ (75,189)
Other comprehensive income (loss):			
Subsidiaries' other comprehensive income (loss)	13,174	(32,085)	(7,866)
Total other comprehensive income (loss)	13,174	(32,085)	(7,866)
Comprehensive loss	$ (96,912)	$ (173,386)	$ (83,055)

Basis of presentation

Jamf Holding Corp. is a holding company with no material operations of its own that conducts substantially all of its activities through its subsidiaries. Jamf Holding Corp. has no direct outstanding debt obligations. However, JAMF Holdings Inc., a wholly owned subsidiary, as borrower under the 2020 Credit Agreement, is limited in its ability to declare dividends or make any payment on account of its capital stock to, directly or indirectly, fund a dividend or other distribution to Jamf Holding Corp., subject to limited exceptions, including (1) stock repurchases, (2) unlimited amounts subject to compliance with a 6.0 to 1.0 total leverage ratio giving pro forma effect to any distribution, (3) amounts not to exceed the greater of (i) $20 million and (ii) 20% of EBITDA in any reference period, and (4) payment of Jamf Holding Corp.'s overhead expenses. Due to the aforementioned qualitative restrictions, substantially all of the assets of Jamf Holding Corp.'s subsidiaries are restricted. For a discussion of the 2020 Credit Agreement, see Note 9.

These condensed financial statements have been presented on a "parent-only" basis. Under a parent-only presentation, Jamf Holding Corp.'s investment in subsidiaries is presented under the equity method of accounting. A condensed statement of cash flows was not presented because Jamf Holding Corp. has no material operating, investing, or financing cash flow activities for the years ended December 31, 2023, 2022, and 2021. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. As such, these parent-only statements should be read in conjunction with the accompanying notes to the consolidated financial statements.

Note 16. Subsequent events

On January 25, 2024, the Company announced a workforce reduction plan intended to reduce operating costs, improve operating margins, and continue advancing the Company's ongoing commitment to profitable growth. The workforce reduction plan is expected to impact approximately 6% of the Company's full-time employees.

The Company currently estimates that it will incur charges of approximately $6.6 million to $8.2 million in connection with the workforce reduction plan, consisting of cash expenditures for notice period and severance payments, employee benefits, and related costs. The Company expects that the majority of the charges will be incurred in the first quarter of 2024 and that the execution of the workforce reduction plan will be substantially complete by the end of the second quarter of 2024, subject to local law and consultation requirements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rule 13a–15(e) and Rule 15d–15(e) under the Exchange Act that are designed to provide reasonable assurance that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2023.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a–15(f) of the Exchange Act. Our internal control over financial reporting includes policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The Company completed its acquisition of dataJAR on July 13, 2023. In accordance with guidance issued by the SEC, management excluded dataJAR from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. dataJAR represented approximately 2% and 4% of the Company's consolidated total assets and net assets, respectively, as of December 31, 2023 and less than 1% of the Company's consolidated total revenue and operating loss for the year ended December 31, 2023.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

Remediation of Previously Reported Material Weakness

As previously disclosed in Item 4. of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, we were in the process of remediating a material weakness in internal control over financial reporting related to IT general controls for financial IT applications used by Wandera for revenue recognition as well as process-level automated and manual controls which were dependent upon IT general controls and data derived from impacted IT systems. Our management implemented new controls over the financial IT applications used by Wandera to remediate this material weakness. These controls included authorization of changes to financial IT applications and enhanced user access controls to ensure appropriate segregation of duties, as well as process-level controls which are dependent upon data from the impacted IT systems. During the quarter ended December 31, 2023, management completed testing the design and operational effectiveness of the corrective actions and determined the newly implemented controls were operating effectively and have been operating effectively for a sufficient period to conclude that the previously identified material weakness has been remediated.

Changes in Internal Control

Except for the remediation measures implemented in connection with the material weakness described above, there have been no changes in internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

Insider Trading Arrangements

On November 14, 2023, Michelle Bucaria, the Company's Chief People Officer, entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. Ms. Bucaria's trading plan provides for the potential sale of up to 58,453 shares of common stock, subject to certain conditions, from on or about March 1, 2024 through November 14, 2024.

On December 13, 2023, Ian Goodkind, the Company's Chief Financial Officer, entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. Mr. Goodkind's trading plan provides for the potential sale of up to 75,627 shares of common stock, subject to certain conditions, from March 13, 2024 through December 13, 2024.

On November 14, 2023, Dean Hager, one of the Company's directors, entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. Mr. Hager's trading plan provides for the potential sale of up to 1,129,172 shares of common stock, subject to certain conditions, from on or about March 1, 2024 through November 15, 2024.

On May 15, 2023, Linh Lam, the Company's Chief Information Officer, terminated a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. Ms. Lam's 10b5-1 Plan was adopted on May 27, 2022 and provided for the potential sale of up to 19,139 shares of common stock through August 26, 2023. Following the termination of the previous trading plan on May 15, 2023, Ms. Lam also entered into a new trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. Ms. Lam's May 2023 trading plan provides for the potential sale of up to 55,973 shares of common stock from on or about August 11, 2023 through May 16, 2024.

On September 8, 2023, Vina Leite, one of the Company's directors, entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. Ms. Leite's trading plan provides for the potential sale of up to 14,681 shares of common stock, subject to certain conditions, from on or about December 8, 2023 through September 8, 2024.

On November 28, 2023, Jeff Lendino, the Company's Chief Legal Officer, entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. Mr. Lendino's trading plan provides for the potential sale of up to 64,034 shares of common stock, subject to certain conditions, from on or about March 1, 2024 through November 28, 2024.

On August 11, 2023, John Strosahl, the Company's Chief Executive Officer and one of the Company's directors, entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. Mr. Strosahl's trading plan provides for the potential sale of up to 444,722 shares of common stock, subject to certain conditions, from on or about November 13, 2023 through August 11, 2024.

On September 14, 2023, Jason Wudi, the Company's Chief Innovation Officer, entered into a trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. Mr. Wudi's trading plan provides for the potential sale of up to 96,264 shares of common stock, subject to certain conditions, from on or about December 14, 2023 through September 14, 2024.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be set forth in the Proxy Statement, which will be filed no later than 120 days after the end of our fiscal year ended December 31, 2023 and is incorporated in this report by reference.

Code of Ethics

We adopted a Code of Ethics that applies to all of our employees, officers, and directors, including those officers responsible for financial reporting. Our Code of Ethics is available on our website at ir.jamf.com under "Corporate Responsibility." We intend to disclose any amendments to our Code of Ethics, or any waivers of its requirements, on our website.

Item 11. Executive Compensation

The information required by this item will be set forth in the Proxy Statement, which will be filed no later than 120 days after the end of our fiscal year ended December 31, 2023 and is incorporated in this report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item, including Securities Authorized for Issuance Under Equity Compensation Plans, will be set forth in the Proxy Statement, which will be filed no later than 120 days after the end of our fiscal year ended December 31, 2023 and is incorporated in this report by reference.

Item 13. Certain Relationships and Related Party Transactions, and Director Independence

The information required by this item will be set forth in the Proxy Statement, which will be filed no later than 120 days after the end of our fiscal year ended December 31, 2023 and is incorporated in this report by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be set forth in the Proxy Statement, which will be filed no later than 120 days after the end of our fiscal year ended December 31, 2023 and is incorporated in this report by reference.

Part IV.

Item 15. Exhibits and Financial Statement Schedules

Documents filed as part of this Annual Report on Form 10-K are as follows:

1. Consolidated Financial Statements

    Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules

    Financial statement schedules have been omitted because they are not required, not applicable, or the required information is included in the Consolidated Financial Statements or notes thereto.

3. Exhibits

    The following documents are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein.

Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation of Jamf Holding Corp., dated July 24, 2020 (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed with the SEC on July 27, 2020).
3.2	Amended and Restated Bylaws of Jamf Holding Corp., dated July 24, 2020 (incorporated by reference to the Company's Exhibit 3.2 to the Company's Form 8-K filed with the SEC on July 27, 2020).
4.1	Registration Rights Agreement, dated July 24, 2020, by and among the Company and the other signatories party thereto (incorporated by reference to the Company's Exhibit 4.1 to the Company's Form 8-K filed with the SEC on July 27, 2020).
4.2	Description of Securities (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K filed with the SEC on March 4, 2021).
4.3	Indenture, dated September 17, 2021, among Jamf Holding Corp., JAMF Software, LLC and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the SEC on September 20, 2021).
4.4	Form of 0.125% Convertible Senior Note due 2026 (included in Exhibit 4.1) (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on September 20, 2021).
10.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.13 to Jamf Holding Corp.'s Registration Statement on Form S-1 filed with the SEC on June 29, 2020).
10.2+	Jamf Holding Corp. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Jamf Holding Corp.'s Registration Statement on Form S-8 filed with the SEC on July 24, 2020).
10.3+	Form of Stock Option Award Agreement (incorporated by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 (No. 333-239535), filed with the SEC on June 29, 2020).
10.4+	Form of Restricted Shares Award Agreement (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1 (No. 333-239535), filed with the SEC on June 29, 2020).
10.5+	Form of Stock Appreciation Rights Award Agreement (incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-1 (No. 333-239535), filed with the SEC on June 29, 2020).
10.6+	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-1 (No. 333-239535), filed with the SEC on June 29, 2020).
10.7+	Amended and Restated Jamf Holding Corp 2017 Stock Option Plan (incorporated by reference to Exhibit 10.6 to Jamf Holding Corp.'s Registration Statement on Form S-8 filed with the SEC on July 24, 2020).

10.8+	Form of Amended and Restated Jamf Holding Corp. Stock Option Plan Grant Agreement (incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1 (No. 333-239535), filed with the SEC on June 29, 2020).
10.9	Credit Agreement, dated as of July 27, 2020, by and among JAMF Holdings, Inc., as borrower, Juno Intermediate, Inc., as a guarantor, Juno Parent, LLC, as a guarantor, the other loan parties thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to the Company's Exhibit 10.1 to the Company's Form 8-K filed with the SEC on July 29, 2020).
10.10	Amended and Restated Director Nomination Agreement, dated September 1, 2020, by and among the Company and the signatories party thereto (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q filed with the SEC on September 2, 2020).
10.11	Master Services Agreement, effective as of November 13, 2017, by and between Vista Consulting Group, LLC and JAMF Holdings, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (No. 333-239535) filed with the SEC on June 29, 2020).
10.12+	Letter Agreement, dated as of October 20, 2017, between JAMF Holdings, Inc. and Dean Hager (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (No. 333-239535) filed with the SEC on June 29, 2020).
10.13+	Letter Agreement, dated as of August 8, 2022, between JAMF Holdings, Inc. and Ian Goodkind (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 12, 2022).
10.15+	First Amendment, dated as of April 22, 2021, to the Letter Agreement between JAMF Holdings, Inc. and Dean Hager (incorporated by reference to the Company's Current Report on Form 8-K filed with the SEC on April 26, 2021).
10.16	Incremental Facility Amendment No. 1, dated as of July 1, 2021, by and among JAMF Holdings, Inc., as borrower, Juno Intermediate, Inc., as a guarantor, Juno Parent, LLC, as a guarantor, the other loan parties thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on August 20, 2021).
10.17	Form of Capped Call Confirmation (incorporated by reference to our Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 20, 2021).
10.18+	Jamf Holding Corp. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.20 to our Annual Report on Form 10-K filed with the SEC on March 1, 2022).
10.19	Amendment No. 2, dated March 30, 2023, by and among JAMF Holdings, Inc., as borrower, Juno Intermediate, Inc., as a guarantor, Juno Parent, LLC, as a guarantor, the other loan parties thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on April 11, 2023).
10.20+	Amended and Restated Letter Agreement, dated May 2, 2023, between JAMF Holdings, Inc. and John Strosahl (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on May 4, 2023).
10.21+	Transition and Retirement Agreement, dated May 2, 2023, between JAMF Holdings, Inc. and Dean Hager (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the SEC on May 4, 2023).
10.22+	Jamf Holding Corp. Annual Cash Incentive Plan (Jamf Holding Corp. Annual Cash Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed with the SEC on August 8, 2023).
21.1	List of subsidiaries of Jamf Holding Corp.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, filed herewith.
31.1	Certification of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Certification of the Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, furnished herewith.

32.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, furnished herewith.
97	Jamf Holding Corp. Clawback Policy (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on November 2, 2023).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* The certifications furnished in Exhibit 32.1 and Exhibit 32.2 hereto are deemed to accompany this Annual on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

+ Indicates a management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAMF HOLDING CORP. (Registrant)

Date: February 27, 2024   By: /s/ Ian Goodkind
_____
Ian Goodkind
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 27, 2024   By: /s/ John Strosahl
_____
John Strosahl
Chief Executive Officer and Director
(Principal Executive Officer)

Date: February 27, 2024   By: /s/ Ian Goodkind
_____
Ian Goodkind
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: February 27, 2024   By: /s/ David Breach
_____
David Breach
Director

Date: February 27, 2024   By: /s/ Andre Durand
_____
Andre Durand
Director

Date: February 27, 2024   By: /s/ Michael Fosnaugh
_____
Michael Fosnaugh
Director

Date: February 27, 2024   By: /s/ Virginia Gambale
_____
Virginia Gambale
Director

Date: February 27, 2024   By: /s/ Charles Guan
_____
Charles Guan
Director

Date: February 27, 2024   By: /s/ Dean Hager
_____
Dean Hager
Director

Date: February 27, 2024   By: /s/ Kevin Klausmeyer
_____
Kevin Klausmeyer
Director

Date: February 27, 2024   By: /s/ Vina Leite
_____
Vina Leite
Director

Date: February 27, 2024   By: /s/ Christina Lema
_____
Christina Lema
Director

Date: February 27, 2024   By: /s/ Martin Taylor
_____
Martin Taylor
Director

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Corporate Information

Board of Directors:

David A. Breach
President and Chief Operating Officer
Officer, Vista Equity Partners

Andre Durand
Chief Executive Officer, Ping Identity
Corporation

Michael Fosnaugh
Chairperson of the Board of Directors & Senior
Managing Director, Vista Equity Partners

Virginia Gambale
Managing Partner, Azimuth Partners

Charles Guan
Vice President, Vista Equity Partners

Dean Hager
Former Chief Executive Officer Jamf

Kevin Klausmeyer
Director, Jamf

Vina Leite
Chief People Officer, GoodRx

Christina Lema
Deputy Chief Legal Officer, Vista
Equity Partners

John Strosahl
Chief Executive Officer and Director

Executive Officers:

Liz Benz
Chief Sales Officer

Michelle Bucaria
Chief People Officer

Ian Goodkind
Chief Financial Officer

Linh Lam
Chief Information Officer

Jeff Lendino
Chief Legal Officer

John Strosahl
Chief Executive Officer & Director

Beth Tschida
Chief Technology Officer

Jason Wudi
Chief Innovation Officer

Corporate Headquarters:

Jamf Holding Corp.
100 Washington Ave S, Suite 1100
Minneapolis, Minnesota 55401

Stock Transfer Agent:

Equiniti Trust Company, LLC
helpAST@equiniti.com
(800) 937-5449 or (718) 921-8124

Investor Relations:

Website: ir.jamf.com
Email: ir@jamf.com

Stock Exchange Listing:

NASDAQ
Symbol: JAMF

